Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, July 15, 2026

Sirs:

Superintendency of the Securities Market – SMV

Lima.-

Attention:	Mr. Alix Godos
General Superintendent
General Office of Market Conduct Supervision

Reference:	Official Letter No. 3113-2026-SMV/11.1

Dear Sirs:

We are writing to you in connection with the Official Letter referenced above, whereby Cementos Pacasmayo S.A.A. (the “Company”) is required to disclose, as a material event, its responses to the information requests contained in such Official Letter, attaching a copy thereof.

In response to your request, and within the term granted pursuant to Official Letter No. 3113-2026-SMV/11.1 and Official Letter No. 3171-2026-SMV/11.1, we hereby submit, as a material event, the response letter included as an Annex to this communication. Likewise, as required by the Official Letter, we are submitting copies of the information requests that the Company sent to Holcim Ltd. and Farragut Holdings Inc. in order to respond to the Official Letter, as well as copies of the responses received.

Sincerely yours,

Yours faithfully,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Sirs:

Superintendency of the Securities Market – SMV

Lima.-

Attention:	Mr. Alix Godos
General Superintendent
General Office of Market Conduct Supervision

Reference:	Official Letter No. 3113-2026-SMV/11.1

Dear Sirs,

CEMENTOS PACASMAYO S.A.A. (the “Company”), Taxpayer Identification Number (RUC) No. 20419387658, with address for these purposes at Calle La Colonia No. 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Diego Roda Lynch, holder of National Identity Document (DNI) No. 09753981, in his capacity as Stock Market Representative, respectfully states as follows:

On July 3, 2026, the Company was served with Official Letter No. 3113-2026-SMV/11.1 (the “Official Letter 3113”), whereby the General Office of Market Conduct Supervision (the “Office”) of the Superintendency of the Securities Market (“SMV”) requested certain information and documents related to its supervision of the material events concerning the change in our controlling interest and Holcim Ltd.’s obligation to launch a tender offer for the Company’s common shares pursuant to the Regulations on Tender Offers and Purchases of Securities in Delisting Transactions, approved by CONASEV Resolution No. 00009-2006 (the “OPA”). Likewise, in response to the request submitted by the Company on July 6, 2026, on July 7, 2026 the Company was served with Official Letter No. 3171-2026-SMV/11.1, whereby the Office granted us an additional extension of three (3) business days beyond the term established in Official Letter 3113 to respond to the requests made therein.

Preliminary Considerations:

Before addressing the requests made in Official Letter 3113, we consider it necessary to clarify and respond to certain points raised by the Office therein, in order to provide the appropriate context for a proper understanding of the responses set forth below.

1)	Obligations of Cementos Pacasmayo S.A.A. (“CPAC”) as issuer and target company in the Transaction:

CPAC has disclosed, as material events, the relevant information relating to Holcim Ltd.’s (“Holcim”) indirect acquisition of 50.01% of CPAC’s share capital (through the acquisition of shares issued by Inversiones ASPI S.A. (“Aspi”) (the “Transaction”), in accordance with the Consolidated Text of the Securities Market Law, Supreme Decree No. 020-2023-EF (the “LMV”); the Regulations on Material Events and Reserved Information, approved by Superintendency Resolution No. 00005-2014-SMV/01 (the “Material Events Regulations”); and the Regulations on Tender Offers and Purchases of Securities in Delisting Transactions, approved by CONASEV Resolution No. 00009-2006 (the “Tender Offer Regulations”).

In this regard, Annex 1 to the Material Events Regulations includes the following events that could qualify as material events after the relevant issuer has performed the applicable materiality assessment.

●	Item 7: “Knowledge of plans involving a change in control or the acquisition or increase of a significant ownership interest in the Issuer, including shareholder agreements.”

●	Item 29: “Beginning of a due diligence or similar process requested by a shareholder or by third parties, or arranged by the issuer itself.”

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Likewise, pursuant to Article 36 of the LMV, the Material Events Regulations allow an event or ongoing negotiation to be treated as reserved information when its premature disclosure could be detrimental to the issuer.

Considering the foregoing, to date CPAC has duly disclosed the following:

-

On September 9, 2025, CPAC informed the SMV, through a reserved material event (the “Reserved Material Event”), that its then controlling shareholder, Mr. Eduardo Hochschild, had informed it of Holcim’s interest in evaluating the potential Transaction and that the evaluation process would include, in addition to exploratory and preliminary discussions, other activities such as Holcim’s review of information concerning Aspi and CPAC, the beginning of a due diligence process, and the negotiation of the terms of the potential Transaction.

-	On December 16, CPAC disclosed as a material event the execution by Aspi’s majority shareholders and Holcim of a share purchase agreement (the “SPA”) for the sale to Holcim of 99.99% of Aspi’s shares.

In that material event disclosure, pursuant to Article 8.3 of the Material Events Regulations, CPAC stated that completion and closing of the Transaction were subject to obtaining regulatory approvals and satisfying certain conditions precedent set forth in the SPA.

It should also be noted that, through a press release disclosed as a material event on December 16, CPAC stated, based on information provided by its shareholder Aspi, that the Transaction had been valued at S/ 5.1 billion, representing a multiple of 9 times EBITDA for the twelve-month period ended September 2025.

-	On March 21, 2026, CPAC disclosed as a material event that INDECOPI had authorized the Transaction.

-	On March 30, 2026, CPAC disclosed as a material event that, as reported to it by Aspi, all conditions precedent to the closing of the Transaction had been satisfied and Holcim had acquired 99.99% of the shares representing Aspi’s share capital, Aspi being the holder of 50.01% of CPAC’s share capital. As part of that material event disclosure, CPAC also attached a press release published on the same date by CPAC and Holcim regarding the closing of the Transaction, which further stated Holcim’s intention to conduct a mandatory tender offer process (the “OPA”) to acquire additional CPAC shares in accordance with Peruvian law.

-	On April 6, 2026, CPAC disclosed as a material event that, on that date, Holcim had informed it that it had filed Schedule 13D with the U.S. Securities and Exchange Commission (the “SEC”), which was made publicly available. In that Schedule 13D, Holcim published the text of the SPA (without its schedules).

CPAC further reported that, in the aforementioned Schedule 13D, Holcim stated its intention, following completion of the OPA that it was required to launch for CPAC’s shares, to delist from the New York Stock Exchange CPAC’s common shares traded in the form of American Depositary Shares (ADSs).

-	On June 17, 2026, CPAC disclosed as a material event that, on that date, Holcim had informed it that it had requested from the SMV an exemption from compliance with certain requirements under the Tender Offer Regulations, including a request that the SMV allow Holcim to conduct the OPA through Aspi. It was also disclosed that Holcim had filed an amendment to the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (SEC).

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

CPAC considers that the foregoing material event disclosures contain all information relevant to date regarding the Transaction and the OPA that Holcim must launch, in strict compliance with the information that the Material Events Regulations and the Tender Offer Regulations require an issuer to disclose.

Neither the Material Events Regulations nor the Tender Offer Regulations require issuers to report as material events information or documents relating to the acquisition of a significant ownership interest that gives rise to the obligation to launch the OPA (i.e., the text of the share purchase agreement, due diligence reports, or financial reports prepared by the parties to determine the price). Furthermore, there is no obligation to report as a material event valuation reports commissioned by the seller for purposes of determining or validating the income tax payable by it as a result of the sale.

The circumstances listed in Annex 1 to the Material Events Regulations do not refer to private valuation reports and do not require the publication of due diligence results. In particular, item 24 of that Annex 1 refers to valuation reports prepared “in connection with or in the context of public offerings of securities or a due diligence”; that is, reports prepared to determine the price to be offered in an OPA, not private valuations commissioned for other purposes. Likewise, item 29 of Annex 1 to the Material Events Regulations identifies as a possible material event the “beginning of a due diligence or similar process requested by a shareholder or by third parties, or arranged by the issuer itself,” but imposes no obligation to disclose the findings or results of such legal audit processes.

This is because valuations and due diligence reports, particularly those prepared in connection with merger and acquisition (“M&A”) transactions, constitute confidential information whose public disclosure could cause significant harm to the target company (in this case, the issuer). Such due diligence reports are generally prepared by or for the benefit of the potential buyer based on the information to which it had access during the review process and on the buyer’s specific materiality criteria and information requests, without the target company having any control over the analysis, interpretation, or conclusions. Similarly, making the results of those documents public would expose the target company (and both its majority and minority shareholders) to various forms of harm, since competitors could gain access to strategic and confidential commercial information.

Even in the case of a prior OPA in which a valuation or due diligence report has been prepared for the bidder to determine the offer price—that is, a report prepared in the context of a public offering—the Tender Offer Regulations do not require such report to be disclosed as a material event. Nor are due diligence reports or summaries disclosed as material events. Consistent with market practice, such documents remain in the possession of the buyers that prepared them and are not even delivered to the sellers or the target company, precisely because they contain confidential and sensitive information whose disclosure could harm the issuer and its shareholders.

By way of reference, the draft amendment to the Tender Offer Regulations published through SMV Resolution No. 008-2025-SMV/01 initially proposed that, in the case of a prior OPA where prior agreements existed between the bidder and controlling shareholders of the target company, the prospectus should include, among other documents, the valuation report or similar reports and the due diligence results. However, the recent amendment to the Tender Offer Regulations approved by SMV Resolution No. 008-2026-SMV/01 did not include that requirement. The comments matrix published by the SMV1 in connection with the draft stated that the suggestions to eliminate that requirement had been accepted and that only the criteria used to determine the price would be required to be disclosed.

[1]	https://cdn.www.gob.pe/uploads/document/file/9801184/6820806-matriz-de-comentarios-opa.pdf?v=1776182755

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

The objective of disclosing material information used to determine the price to be offered in the OPA is satisfied by providing the valuation firm with the criteria used to determine the price of the acquisition that gave rise to the obligation to launch the OPA, together with any other information the valuation firm may request for its assessment.

As explained below, because the Transaction gives rise to a subsequent OPA, the foregoing is consistent with the fact that the information prepared for the acquisition of the significant ownership interest determines only the price paid in that acquisition, not the price to be offered in the subsequent OPA. Nevertheless, the information concerning the acquisition price must clearly be provided to the valuation firm that will determine the minimum OPA price under the procedure set forth in the Tender Offer Regulations, so that it may be taken into account when determining that minimum price (which may not be lower than the price paid in the acquisition). In addition, in this case it should be borne in mind that, as the SPA shows, the purchase price established therein related to the purchase price of Aspi’s shares, not CPAC’s shares.

Accordingly, CPAC considers that disclosing as a material event information other than the material information required under applicable law in connection with the Transaction and the OPA could create confusion in the market and conflict with the obligation set forth in Article 6.1 of the Material Events Regulations, under which an issuer must ensure that the information it discloses is capable of significantly influencing an investor’s decisions, as defined in Articles 3 and 4 of the Material Events Regulations. Investors must base their decision whether to tender their shares in the OPA on the results of the OPA valuation report prepared by a valuation firm appointed for that purpose, which will perform the valuation in accordance with the criteria set forth in the Tender Offer Regulations.

The foregoing is also consistent with market practice. Based on the experience of the Peruvian market, other issuers in respect of which a significant ownership interest was acquired, thereby triggering the obligation to launch a subsequent OPA, have not disclosed as material events the share purchase agreement (unless the acquirer had published it in another market), due diligence reports or summaries prepared by the buyer, or valuation reports commissioned by one of the sellers to determine its income tax.

2)	CPAC’s participation in the Transaction:

On this point, we must emphasize that there is no inconsistency between CPAC’s conduct and its responses to the SMV’s requests.

As stated above, CPAC was neither a party to nor an intervening party in the SPA. As is customary in transactions of this nature, the target company does not prepare, negotiate, execute, or generally know the contents of the share purchase agreement. Accordingly, as evidenced by the SPA, CPAC did not execute the SPA and assumed no obligation thereunder.

Moreover, as is customary in M&A transactions of this nature, during due diligence the target company merely facilitates access to the information requested from it. Due diligence processes are carried out confidentially by buyers and their advisers. The target company normally does not know either the analysis performed or the results of those processes. Consistent with this, in the Transaction CPAC did not participate in the review conducted by Holcim’s advisers and does not know the outcome of that assessment; it limited its involvement to providing the requested information and participating in meetings held in connection with the due diligence process through the officers listed in the Reserved Material Event disclosure.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

As part of the Reserved Material Event disclosure, CPAC submitted the list of persons who had access to inside information. In accordance with the Material Events Regulations, the list included only CPAC personnel who knew of the potential Transaction; CPAC’s other officers were not aware of it.

Likewise, the board resolution dated September 9, 2025 approving the reservation of the information also approved the granting of powers of attorney to CPAC officers so that they could represent CPAC and take all actions necessary or advisable in connection with the potential Transaction, including authority to execute any private or public document in which CPAC might be required to participate in connection with the potential Transaction (to the extent, of course, that CPAC was a party to such document). Nevertheless, as noted above, CPAC did not participate in the negotiation of, or execute, the SPA or any other Transaction document, and therefore the powers to execute such documents were not exercised.

On this point, Official Letter 3113 states that CPAC could not claim that it was unaware of the terms of the SPA merely because it was not a signatory, since the negotiations and execution of the SPA were led by Mr. Hochschild, who was also Chairman of CPAC’s Board of Directors and the controlling person of the economic group of which CPAC was part. Official Letter 3113 also states that Mr. Nadal simultaneously served as general manager of CPAC and Aspi, which allegedly gave him full access to and knowledge of all information concerning both companies.

Article 9.2 of the Material Events Regulations provides that an Issuer is presumed to have knowledge of a material event concerning it when the event originates within its own organization or with its controlling shareholder, when it is notified or informed that the event has occurred, or when the event has been publicly disclosed or disclosed. This presumption, however, applies only to material events as defined in Articles 3 and 4 of the Material Events Regulations—that is, information capable of significantly influencing the decisions of a reasonable investor. The specific contents of the SPA (its terms, conditions, and particular clauses) do not, in and of themselves, constitute a material event of CPAC. Indeed, as explained in Section 1) of the Preliminary Considerations, neither the Material Events Regulations nor the Tender Offer Regulations require issuers to disclose as material events the text of share purchase agreements, due diligence reports, or financial reports prepared by the parties to determine the acquisition price.

In this case, the material information concerning CPAC was disclosed as material events as follows: (i) the potential Transaction, which was timely reported through the Reserved Material Event disclosure in September 2025; and (ii) the execution of an agreement for the transfer of control, which was timely disclosed to the market on December 16, 2025. Those material events—the only events that CPAC considers it was required to disclose under item 7 of Annex 1 to the Material Events Regulations—were duly reported at the relevant times, thereby satisfying the securities market’s transparency requirements.

Accordingly, the specific contents of the SPA do not constitute a material event with respect to CPAC, and the presumption of knowledge set forth in Article 9.2 of the Material Events Regulations is therefore inapplicable. That presumption applies only to material events concerning the issuer, not to information contained in private contractual documents to which the issuer is neither a party nor an intervening party. In this case, CPAC was not a party to the SPA, assumed no obligations thereunder, and did not know its specific terms and conditions. Extending the presumption of knowledge to information that does not qualify as a material event would be contrary to the principle of legality and the transparency regime established by the Material Events Regulations.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

3)	The SPA, the covenants set forth therein, and the escrow account:

As noted above, on April 6, 2026, CPAC disclosed as a material event that Holcim had filed Schedule 13D with the SEC. Schedule 13D, which is publicly available, contains the text of the SPA without its schedules.

With respect to the terms and conditions of the SPA referred to in Official Letter 3113, we wish to clarify the following:

●	Interim Covenants between signing and closing of the Transaction:

Official Letter 3113 states that Section 6.01 of the SPA imposes burdens and obligations on CPAC because the contractual limitations agreed therein restrict CPAC’s operational, financial, and commercial capacity. The SMV further states that those limitations directly affect the development of CPAC’s business and, consequently, the economic interests of its shareholders.

The following should be taken into account in this regard:

(i)	As stated above, CPAC did not execute the SPA and is not a party thereto. Accordingly, under the principle of privity of contract embodied in Article 1363 of the Peruvian Civil Code, because CPAC is not a party to the SPA it cannot be deemed subject to obligations to act or refrain from acting under that agreement, nor is it bound by its provisions.[2]

Section 6.01 of the SPA contains the obligations governing the conduct of the business between signing and closing, commonly known in M&A law as “interim covenants.” As widely recognized in legal doctrine and market practice, such provisions typically regulate “(...) the seller’s obligation to conduct the company’s business in the ordinary manner in which it has been conducted in the past.”3 Interim covenants are therefore provisions under which the seller undertakes to cause the target company, during the period between signing and closing, to operate its business in the ordinary course and preserve its value, and to obtain the buyer’s consent before the target company takes certain significant actions that, in the parties’ view, would fall outside the ordinary course and could result in a loss of value (such as disposing of assets, incurring new debt, granting security, or incurring material expenditures outside the practices followed by the target company before execution of the share purchase agreement). It is important to emphasize that, although interim covenants refer to actions of the target company, this does not mean that the target company assumes the contractual obligation; those obligations fall exclusively on the sellers, who are the parties that entered into the agreement with the buyer and agreed to be bound by its terms.

The law of obligations clearly recognizes that a person may promise the act of a third party—that is, undertake that a third party will perform or refrain from performing certain conduct—without thereby creating an obligation for that third party. In this regard, De La Puente, referring to Article 1470 of the Peruvian Civil Code4, states that “(...) at first glance, it might appear possible for someone to promise that a third party will assume an obligation or perform an act and that, in performance of that promise, the third party will in fact be required to assume the obligation or perform the act. (...) However, as Forno explains (...), although there are cases of bilateral acts of private autonomy whose effects extend to the legal sphere of a third party, such as a contract for the benefit of a third party, ‘these are exceptional cases in which the effects are beneficial only to the third party (...),’ since the general rule is that ‘the negative aspect of this power (private autonomy) means that no one may be deprived of property, restricted in the exercise of rights, or compelled to render performance for another without that person’s own participation.’”5 De La Puente continues: “In my opinion, the only way to make sense of the article at issue [Article 1470 of the Civil Code], taking the foregoing into account, is to follow Sacco and conclude that the promise of a third party’s obligation or act ‘is not intended to produce, and does not produce, legal effects in the third party’s sphere, but only in the sphere of the promisor and the promisee (...).’”6

[2]	DE LA PUENTE, Manuel (2017) The Contract in General. Volume I. Palestra Editores, p. 318.
[3]	PAYET PUCCIO, José Antonio. Reflections on the Share Purchase Agreement and Seller Liability. In: IUS ET VERITAS, No. 39, 2009, p. 92.
[4]	Article 1470.- Promise of the obligation or act of a third party. A person may promise the obligation or act of a third party, provided that the promisor shall be required to indemnify the other contracting party if the third party does not assume the obligation or perform the promised act, respectively.
[5]	DE LA PUENTE, Manuel (2017) The Contract in General. Volume III. Palestra Editores, pp. 239-240.
[6]	DE LA PUENTE, Manuel (2017) The Contract in General. Volume III. Palestra Editores, p. 240.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

This is precisely the legal structure of interim covenants and, in particular, of the covenant governing the conduct of the business set forth in Section 6.01 of the SPA. In this case, neither Aspi nor CPAC, as non-parties to the SPA, assumed any obligation or commitment under it. Rather, only the sellers (Aspi’s majority shareholders) undertook to cause—through the exercise of the rights and powers they held as controlling shareholders of Aspi and, consequently, of CPAC—Aspi and CPAC to take, or refrain from taking, certain decisions or actions during the period between signing and closing of the Transaction. CPAC therefore remained at all times outside the contractual relationship created by the SPA and was not directly or legally subject to any obligation or restriction thereunder.

Indeed, if Aspi or CPAC had acted contrary to Section 6.01 of the SPA during the period between signing and closing, that would not have resulted in any consequence or liability for those entities or for their shareholders other than those that executed the SPA. Instead, such conduct would have constituted a breach by the sellers under the SPA, and any resulting consequence would have arisen exclusively within the contractual relationship between the sellers and Holcim (for example, the buyer could have refused to proceed with closing of the Transaction or could have sought indemnification from the sellers).

Business conduct covenants are principally intended to preserve the economic value of the target company between signing and closing of a transaction. Such provisions seek to provide the buyer with contractual assurance that the target company will not materially alter the nature or quality of its business during that period, so that the business acquired by the buyer at closing is substantially the same business it agreed to acquire when the share purchase agreement was signed. As Javier Tortuero Ortiz correctly explains: “where signing and closing are deferred, it becomes necessary to establish a series of rules governing management of the target company’s business during the interim period. Those rules are intended to preserve the business and, therefore, the value of the target, and are established for the buyer’s benefit to ensure that the target company’s activities continue in the ordinary course of business. Compliance with those rules reduces the likelihood that purchase-price adjustments will be required (where such adjustments have been agreed). Accordingly, the seller is generally required to refrain from taking actions outside the ordinary course of the company’s business without the buyer’s prior consent and to conduct the business prudently and diligently under the principle of continued management. In addition to that general obligation, the parties commonly agree that specific actions may not be taken without the buyer’s express consent, including corporate transactions (for example, capital increases or reductions, structural or bylaw amendments, increased indebtedness, the granting of security interests, etc.).”7 In the same vein, Javier García de Enterría and Lorenzo Velázquez state: “The existence and duration of the interim period between execution of the share purchase agreement and effective transfer of the company depend on the possible conditions precedent to which closing may be subject (...). This explains why agreements commonly require the seller to continue managing the company in the ordinary course in accordance with the same criteria and policies applied in the past and, additionally, prohibit or subject to the buyer’s approval extraordinary actions or transactions (dividend distributions, transfers or acquisitions of assets, payments or debts above specified thresholds, etc.).”8

Accordingly, interim covenants are a risk-allocation and risk-management mechanism characteristic of share purchase transactions in which time elapses between signing and closing. During that period, the buyer has already committed to acquire the company for an agreed price, but the seller continues to exercise control over it. Business conduct covenants are intended precisely to prevent the seller, during that interval, from taking or allowing extraordinary decisions that materially alter the company’s risk profile, financial position, or economic prospects. As Artagaveytia states, “This allows the company to continue operating in the ordinary course of business and prevents material changes to the attributes that led the parties to sign the SPA.”9

[7]	TORTUERO ORTIZ, Javier. “The Share Purchase Agreement.” In collective volume: MANUAL OF MERGERS AND ACQUISITIONS. La Ley, 2nd Edition (2018), p. 358.
[8]	GARCÍA DE ENTERRÍA, Javier and Lorenzo VELÁZQUEZ. “General Aspects of Business Acquisition Transactions.” In collective volume: MANUAL OF MERGERS AND ACQUISITIONS. La Ley, 4th Edition (2024), pp. 71-72.
[9]	ARTAGAVEYTIA, Pablo. Contractual Implementation of a Share or Asset Acquisition Transaction. In: THEMIS, No. 84, 2023, p. 238.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

In view of the foregoing, we consider Official Letter 3113 incorrect in stating that the limitations allegedly imposed by the SPA on CPAC’s operational, financial, and commercial capacity directly affect the development of the business and, therefore, the economic interests of minority shareholders.

First, as explained above, interim covenants are not intended to limit the development of the business or restrict the company’s ordinary management. On the contrary, their principal purpose is to ensure that the company continues to operate in the ordinary course, preserving the economic and operating position existing at signing and the value of the target company, while preventing extraordinary decisions that could unnecessarily increase business risk or reduce the company’s value before closing.

Second, it would also be incorrect to assert that interim covenants prevent the company from pursuing business opportunities that could create greater value for its shareholders. As Section 6.01 of the SPA itself shows, it is customary for restrictions of this nature to be subject to exceptions, including the sellers’ ability to obtain the buyer’s prior consent to approve actions outside the ordinary course that are otherwise restricted under the share purchase agreement. In that regard, under Section 6.01 of the SPA, if Holcim’s consent were required for any such action, Holcim could not unreasonably withhold, condition, or delay that consent. Therefore, if an extraordinary opportunity arose that the sellers considered beneficial to the company and its shareholders, the sellers would merely need to request the buyer’s corresponding authorization (and the buyer should likewise be interested in creating greater value) for the transaction to proceed.

Interim covenants therefore do not constitute an absolute prohibition on extraordinary decisions; rather, they provide a mechanism for such decisions to be jointly evaluated by the sellers and the buyer, since the latter will continue to bear the company’s economic risk after closing. Their purpose is not to paralyze the target company’s operations, but to prevent the economic balance of the transaction from being altered after the agreement has been executed.

Accordingly, interim covenants operate as a risk-allocation mechanism during the period between signing and closing: the seller, which retains control of the target company until the closing date, undertakes vis-à-vis the buyer not to exercise that control in a manner that could adversely affect the value of the business whose transfer has been agreed. For that reason, the restrictions are contractually imposed on the seller—which retains the ability to influence the management of the company—and not on the target company, which is not a party to the SPA and assumes no contractual obligation thereunder.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Finally, we consider it appropriate to clarify Official Letter 3113’s statement that Holcim allegedly contradicted CPAC’s assertion that CPAC had not directly assumed burdens or obligations under the SPA. Holcim did not contradict CPAC. On the contrary, in its communication dated May 22, 2026, which CPAC published on the same date as a material event, Holcim stated verbatim: “The SPA does not impose obligations on CPAC or its subsidiaries; rather, it contains customary and typical obligations for transactions of this nature between signing and closing, imposed on the Sellers, requiring them to cause the Transferred Companies—including CPAC and its subsidiaries—to take (or refrain from taking) certain actions, the most relevant of which is set forth in Section 6.01 of the SPA ...” (emphasis added). This statement by Holcim is fully consistent with CPAC’s position.

In light of the foregoing, and consistent with Sections 1) and 2) above, the interim covenants do not constitute material events because they are not material obligations or restrictions of the target company capable of significantly influencing an investor within the meaning of Articles 3 and 4 of the Material Events Regulations. Rather, those provisions (i) were obligations or restrictions assumed by the sellers, not by the target company; and (ii) were principally intended to ensure that the company continued operating in the ordinary course and to preserve its value for the benefit of all shareholders. Accordingly, the agreement between the sellers and the buyer on such interim covenants does not alter the target company’s position or impose burdens, restrictions, or obligations on it; therefore, it does not constitute an event that would significantly influence a reasonable investor’s decision whether to invest in the securities issued by the target company. Likewise, any consent to or waiver of such interim covenants does not, in and of itself, constitute a material event because such consents or waivers relate to obligations or restrictions assumed by the sellers, not by CPAC, and were therefore not binding on CPAC or related to matters capable of affecting an investment decision regarding CPAC’s shares. In summary, interim covenants remain within the contractual sphere of the parties that assume them (in this case, the sellers under the SPA), without binding the target company, which is in no way required to comply with them and bears no responsibility to the buyer for any breach of those obligations.

●	The Escrow Account:

With respect to Official Letter 3113’s reference to an escrow account in the amount of S/ 185 million, we consider it appropriate to clarify the legal nature and operation of escrow accounts, since there appears to be some confusion as to whether an amount placed in escrow constitutes an additional payment over and above the purchase price or represents funds belonging to the target companies.

An escrow account is a mechanism widely used in M&A transactions under which a portion of the price payable for the shares is deposited into an account administered by an independent third party10 in order to secure the sellers’ performance of certain obligations (typically, their obligation to indemnify the buyer if contingencies materialize or if representations and warranties made in the agreement are found to be false or inaccurate).11 Its principal function is therefore to ensure that funds are available, if necessary, to satisfy the sellers’ payment obligation if a claim arises under the share purchase agreement, thereby avoiding the need to resort to judicial enforcement for collection of the debt.

[10]	BHAGAT, Sanjai, KLASA, Sandy, and LITOV, Lubomir P., The Use of Escrow Contracts in Acquisition Agreements. [Retrieved from: https://ssrn.com/abstract=2271394 or http://dx.doi.org/10.2139/ssrn.2271394]
[11]	AVERY, Daniel. Trends in M&A Transactions: Separate Escrows for Purchase Price Adjustments. [Retrieved from: https://www.jdsupra.com/legalnews/trends-in-m-a-transactions-separate-25135/]

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Thus, rather than transferring the entire agreed purchase price to the seller at closing, the buyer temporarily deposits a portion of that price in an independent account—known as an escrow account—administered by an independent third party—the escrow agent. The escrow agent must administer the funds in strict accordance with the instructions set forth in the share purchase agreement and in the agreement entered into among the escrow agent, the buyer, and the sellers—the escrow agreement. The funds deposited in the escrow account and administered by the escrow agent are released to the sellers or the buyer, depending on whether the conditions previously agreed by the parties are satisfied.

Accordingly, the amount deposited in an escrow account is not an additional payment over and above the purchase price; it forms part of the price already agreed between the buyer and the sellers. In other words, the buyer makes no additional disbursement on account of the escrow. Rather, of the total price agreed for the shares, one portion is paid directly to the sellers at closing and the remaining portion is deposited in the escrow account, where it remains until the contractually established conditions for its release are satisfied. This structure is clearly reflected in Section 2.03(a) of the SPA, which provides that at closing the buyer must, on the one hand, transfer to the Sellers the Final Purchase Price less the Escrow Amount and, on the other hand, transfer the Escrow Amount to the Escrow Agent for deposit in the Escrow Account on behalf of the Sellers and as security for the Sellers’ indemnification obligations.

It is also important to clarify that the sellers do not have an unconditional and immediate right to receive the amount deposited in the escrow account. Release of those funds to the sellers is subject to satisfaction of the conditions set forth in the SPA and the escrow agreement, which normally require either that a specified period elapse without claims covered by the indemnification mechanism being made or, if such claims have been made, that the amount to be retained to satisfy them be determined. Only after the agreed conditions have been met does the escrow agent release the remaining funds to the sellers. Conversely, funds required to satisfy the sellers’ indemnification obligations are released directly by the escrow agent to the buyer, without passing through the sellers.

Finally, we also clarify that the funds deposited in the escrow account do not come from the assets of the target companies and are not assets of those companies. As explained above, the funds are contributed exclusively by the buyer as part of the price paid for the acquisition of the shares. Accordingly, the establishment of an escrow account does not involve any disposition of the target companies’ resources and does not affect their equity, liquidity, or operating capacity.

4)	The Valuation Report and its disclosure:

On May 22, 2026, through a private submission, we provided the SMV with the valuation report prepared by PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (“PwC”) at the request of Farragut Holdings Inc. (“Farragut”) for purposes of determining the income tax payable by Farragut as a result of the sale of its Aspi shares under the SPA (the “Valuation Report”). As PwC stated in its communication dated May 21, 2026, authorizing delivery of the report solely to the SMV, the Valuation Report was not prepared for disclosure to the market or as support for a valuation in connection with a public offering. It was prepared solely and exclusively at the request of one of the selling shareholders in the Transaction for purposes of determining the income tax payable by Farragut as a result of the sale of its Aspi shares under the SPA.

Accordingly, the Valuation Report does not constitute a material event. As explained in Section 1) above, item 24 of Annex 1 provides as follows: “Valuation reports prepared by specialized firms, audit firms, banks, investment banks, or individuals in connection with or in the context of public offerings of securities or a due diligence.” In other words, the provision refers to valuation reports prepared to determine the price in a public offering, which was not the purpose of the Valuation Report.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Nevertheless, in response to the SMV’s request in Official Letter No. 2152-2026-SMV/11.1, by letter dated May 22, 2026 we privately submitted the Valuation Report to the SMV. The submission was made on a reserved basis due to the confidential and private nature of the Valuation Report. The reserved channel with the SMV may be used for information whose public disclosure is protected or restricted by an express legal provision.

By way of reference, the Guidance for Supervisory Review of Issuers’ Material Event Regime: Relevance Criteria and Transparency Duties, Circular No. 031-2026-SMV/11.1, states—when discussing item 33 of Annex 1 (judicial and arbitral proceedings)—that: “The principles and rules governing information transparency in the securities market and investor protection prevail over confidentiality agreed between the parties, and in such case the disclosure may or must be precise and limited to what is strictly necessary to inform the market. Where public disclosure of the information is protected or restricted by an express legal provision, the reserved information regime established in Article 36 of the Consolidated Text of the LMV must be applied.”

In this case, the Valuation Report is not only subject to confidentiality agreed between the parties; PwC—the firm that prepared it—also stated in its communication dated May 21, 2026 that the Valuation Report is protected by the tax confidentiality set forth in Article 2, item 5, of the Political Constitution of Peru.

In this regard, the scope of tax confidentiality does not depend on the corporate, regulatory, or transactional purpose that initially prompted preparation of a valuation, but on the actual use of the information for tax purposes. Article 85 of the Tax Code protects, among other matters, the amount and source of income, expenses, the tax base, and any other related data, provided that such information appears in tax returns or in information obtained by the Tax Administration from taxpayers, responsible parties, or third parties. A valuation is therefore covered by tax confidentiality when it has been used to determine the income tax base; in such case, the valuation becomes part of the data directly connected with determination of the tax obligation. This is precisely the case with the Valuation Report, since it was commissioned by one of the selling shareholders in the Transaction for purposes of determining the income tax payable as a result of the sale of its Aspi shares under the SPA.

In addition, and without prejudice to the foregoing, the Valuation Report contains commercially sensitive information concerning CPAC whose public disclosure could cause significant harm to the Company (and therefore to its shareholders). Competitors’ access to such information would give them an improper competitive advantage by allowing them to anticipate CPAC’s strategic decisions or adjust their own commercial policies to CPAC’s detriment. In this regard, the Constitutional Court has stated that commercial or business information is deemed “confidential or secret when, in addition to relating to a specific subject and being subject to an intention to keep it secret, its disclosure could cause actual harm to a legal or natural person or to a private, mixed, or state-owned enterprise. This is so because the intention to keep the information secret must be based on a legitimate objective interest—an economic interest seeking to prevent public access from impairing competitiveness vis-à-vis competitors, weakening the company’s market position, or causing it economic harm” (Case No. 02422-2019-PHD/TC).

Consistent with this, Article 17.2 of the Consolidated Text of Law No. 27806, the Transparency and Access to Public Information Law, approved by Supreme Decree No. 021-2019-JUS, provides that the right of access to public information may not be exercised with respect to “information protected by banking, tax, commercial, industrial, technological, and securities-market secrecy, some of which are governed by Article 2, item 5, of the Constitution and the remainder by the relevant legislation.”

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

We consider that the confidential and non-public nature of valuation reports prepared by the buyer or, as in this case, commissioned by a seller to determine its income tax—and the fact that they do not constitute material events—does not impair the purpose of the securities market rules concerning determination of the fair price to be offered in a subsequent OPA.

As stated in Official Letter 3113, Article 48 of the Tender Offer Regulations12 provides that the valuation firm—to be appointed in accordance with those Regulations—“must determine the amount of the consideration in cash and/or securities in the transactions that gave rise to the obligation to make the offer. Under no circumstances may the minimum price be lower than that amount. The person required to make the offer is responsible for providing the valuation firm with the information it requests in order to conduct the valuation process” (emphasis added). Likewise, Annex II concerning the contents of the OPA Information Memorandum provides that “where a prior indirect acquisition has occurred, the bidder must additionally include an express statement indicating that the consideration offered in the OPA is at least equivalent to the consideration paid in that prior acquisition.”

Accordingly, information regarding the price paid as consideration in the transaction that gave rise to the obligation to launch the OPA must necessarily be provided by the obligated party to the valuation firm, so that it may be taken into account as a criterion for determining the minimum offer price. In this case, Holcim, as the obligated party, has demonstrated its commitment to comply with the Tender Offer Regulations and, as we understand it, is awaiting appointment of the valuation firm in order to provide the information required by law.

Notwithstanding the foregoing, as stated in our response to request 7 of Official Letter 3113, in order to comply with the SMV’s request and demonstrate that CPAC does not intend to withhold information from the market, CPAC asked Farragut for authorization to publish the Valuation Report through a material event disclosure. Having obtained that authorization, CPAC is attaching the Valuation Report to this communication, redacting only those specific sections that contain (i) CPAC’s confidential and sensitive commercial information, which is protected as explained above, and (ii) Aspi’s financial information, since Aspi is not a company with securities registered in the Public Registry of the Securities Market and therefore has no obligation to make its financial information public.

Finally, we consider it appropriate to clarify the statement on page 23 of Official Letter 3113, where the SMV notes that it is striking that Holcim reported that Farragut—not Holcim—commissioned the Valuation Report and delivered it to Holcim before closing of the Transaction. There is nothing irregular about that circumstance. Under Section 2.06 of the SPA, because payment to Farragut of the final purchase price was subject to Farragut’s payment of income tax—and considering that any failure to make that payment could give rise to joint and several liability for the target companies in connection with the Transaction—the parties agreed that, at least three (3) business days before the closing date, the amount of income tax payable by Farragut would be calculated by reference to the final purchase price or the applicable market value determined in the Valuation Report. Section 2.06 of the SPA expressly states that, as of the signing date, the Valuation Report had not yet been commissioned and that Farragut intended to commission it as soon as possible so that it would be available before closing. It is therefore clear that: (i) the Valuation Report was prepared after the sale price had been established in the SPA and was not used to determine that price; (ii) the Valuation Report was commissioned by Farragut—not Holcim—solely for tax purposes; and (iii) it was provided to Holcim before closing solely to calculate the tax consequences applicable to the purchase price payable to Farragut.

[12]	It should be noted that, pursuant to the sole transitional supplementary provision of SMV Resolution No. 008-2026-SMV/01, which amended the Tender Offer Regulations, the amendments do not apply to OPAs whose triggering obligation arose before the effective date of that Resolution, unless the obligated party notifies the SMV, within a maximum period of twenty calendar days after the Resolution enters into force, that it elects to be governed by the amendments, provided that no valuation firm has been appointed as of that date.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

5)	The difference between the 9.0x EBITDA multiple reported by Aspi to CPAC and disclosed by CPAC in its material event of December 16, 2025, and the 8.8x “market consensus EBITDA” multiple reported by Holcim Ltd. in its press release published on December 16, 2025:

Page 2 of the Official Letter refers to Holcim’s press release published on December 16, 2025, which states: “The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA (...).”

The material event disclosed by CPAC on December 16, 2025 stated that the Transaction had been valued at S/ 5.1 billion, representing a multiple of 9 times EBITDA for the twelve-month period ended September 2025.

With respect to the difference between the foregoing multiples, we note the following:

-	In its communication dated July 15, 2026 attached hereto, Holcim explained that the difference between the announced EBITDA multiples of 9.0x and 8.8x is attributable solely to the different EBITDA reference figures used by CPAC and Holcim, respectively, when each announced the Transaction. Holcim stated that it announced the Transaction using the 2025 analyst consensus EBITDA (a forward estimate) of S/ 577 million, consistent with Holcim’s established practice for M&A transaction announcements, which often use projected EBITDA figures. Holcim noted that S/ 5.1 billion divided by S/ 577 million equals approximately 8.8x. Holcim also expressed the transaction value in U.S. dollars, the currency most relevant to its international shareholder base.

-	Separately, on December 15, 2025, our controlling shareholder, ASPI, informed us that the SPA had been executed between Holcim and ASPI’s controlling shareholders and that the value of the Transaction had been determined based on a valuation of CPAC of S/ 5.1 billion (which, according to Holcim, is approximately equivalent to the USD 1.5 billion referred to above), representing a multiple of 9 times EBITDA for the twelve-month period ended September 2025 (S/ 567.7 million for that period). Based on that information, CPAC issued the material event disclosure dated December 16, 2025, without participating in the calculation of the amount or having access to the internal reports or supporting documentation underlying it.

Accordingly, there is no inconsistency between the EBITDA multiples used to determine the value of the Transaction as reported by Holcim and CPAC. As explained, the difference results from the different EBITDA reference figures used when each party announced the Transaction.

Responses to the requests in Official Letter 3113:

Having stated the foregoing, and within the period granted to address the matters raised in Official Letter 3113, we now respond to each request in the order in which it appears:

1.	The request made in item 6 of Official Letter No. 7312-2025-SMV/11.1 dated December 17, 2025 is reiterated. Accordingly, you must provide the technical and mathematical support for, and the exact origin of, the S/ 5.1 billion figure disclosed in the material event dated December 16, 2025, including internal reports, communications with the controlling shareholder, or meeting minutes demonstrating who calculated that figure, the specific variables comprising it, and the reasons it was publicly disclosed as an indicator of the value of the Transaction, which involved the sale of 50.01% of CEMPACASMAYO’s share capital.

On this point, Holcim stated the following in its communication dated July 15, 2026 attached hereto:

(i)	The USD 1.5 billion figure disclosed in its press release dated December 16, 2025 represents CPAC’s Enterprise Value (“EV”) on a 100% basis. Holcim stated that, because ASPI’s shareholding in CPAC was ASPI’s sole asset, that EV served as the basis for determining the value of the Transaction.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

(ii)	The USD 1.5 billion figure is approximately equivalent to S/ 5.1 billion (at the exchange rate applied by Holcim at the time), which was the figure disclosed by CPAC in its material event communication dated December 16, 2025.

(iii)	EV is a valuation metric representing the total value of an operating business without regard to its financing structure (that is, independently of CPAC’s debt). Holcim clarified that EV is not the Transaction purchase price; rather, it is the starting point from which Equity Value is calculated after applying valuation adjustments (described in the response to question 5 below).

Holcim determined the USD 1.5 billion EV using a standard enterprise valuation methodology based on EBITDA multiples, together with an arm’s-length negotiation with the sellers. EV was calculated by applying an approximately 9.0x multiple to CPAC’s last-twelve-month (“LTM”) EBITDA, which was S/ 569 million as of July 2025. Applying that multiple (S/ 569 million × 9.0) resulted in an EV of approximately S/ 5.1 billion.

With respect to the request for internal reports, communications with the sellers, or supporting minutes, Holcim stated in its attached communication that it respectfully declines to provide those documents, which constitute privileged internal work product, confidential commercial communications, and proprietary valuation analyses that are not customarily disclosed in response to regulatory information requests of this nature. Holcim nevertheless considers that it has provided a transparent explanation of the methodology and rationale supporting the disclosed figure, which in its view supplies the material information requested.

2.	The request made in item 7 of Official Letter No. 7312-2025-SMV/11.1 is reiterated. Accordingly, you must disclose the full contents of the SPA or, alternatively, the provisions and relevant terms thereof that directly or indirectly affect the valuation, operations, restrictions, control, or other significant aspects of CEMPACASMAYO.

In response to our request to Holcim for the documentation required by the SMV on this point, Holcim provided us, together with its communication dated July 15, 2026 attached hereto, with a copy of the Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”), which includes the text of the SPA with limited redactions of personal information and without its schedules. Holcim stated that the filing was made in accordance with applicable SEC rules and practice, under which schedules need not be included where the filing provides the relevant material information, particularly because those schedules contain confidential and sensitive information.

We further note that, on April 6, 2026, CPAC disclosed as a material event that Holcim had filed Schedule 13D. For online reference, the SPA without schedules, as filed by Holcim, is available at the following SEC link:

https://www.sec.gov/Archives/edgar/data/1221029/000110465926039944/tm2610682d1_ex99-1.htm

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

3.	The request made in item 9 of Official Letter No. 7312-2025-SMV/11.1 is reiterated. Accordingly, you must report, specifically and in detail, the conditions precedent agreed and satisfied for performance of the SPA, taking into account Article 8, items 8.1 and 8.3, of the Material Events Regulations. You must specify the nature of each condition, the parties involved, the exact date on which each was formally satisfied, and how CEMPACASMAYO learned that all conditions precedent to closing of the Transaction had been satisfied.

With respect to this matter, Holcim stated the following in its communication dated July 15, 2026 attached hereto:

(i)	Section 7.01 of the SPA (Conditions to the Obligations of All Parties) provides, among other things, that closing was conditioned on receipt of “INDECOPI approval under the Merger Control Law (...) without conditions (...) or (...) such approval being deemed granted upon expiration of the applicable statutory waiting period” (unofficial translation).

Holcim stated that INDECOPI granted that approval on March 19, 2026. It should be noted that CPAC disclosed satisfaction of this condition as a material event on March 21, 2026.

(ii)	The remaining conditions precedent related to customary closing actions and deliverables of the parties and were satisfied and/or waived on or before March 30, 2026. A complete list of those conditions precedent is set forth in Sections 7.02 and 7.03 of the SPA.

Without prejudice to the foregoing, CPAC learned of the closing of the Transaction and satisfaction of all conditions precedent on March 30, 2026, the same date on which it issued the corresponding material event disclosure. CPAC was not notified individually as each condition precedent was satisfied, except for the INDECOPI approval, which was disclosed as a material event on March 21, 2026. Rather, CPAC was informed of the closing of the Transaction on the date closing occurred.

4.	The request made in item 2 of Official Letter No. 2152-2026-SMV/11.1 dated May 11, 2026 is reiterated. You must clearly identify the restrictions and/or obligations to which CEMPACASMAYO was subject following execution of the SPA, and state whether there were schedules to the SPA, consents, or waivers relating to restrictions and obligations established or applicable to CEMPACASMAYO. You must also state whether, during the period from execution of the SPA (December 16, 2025) through March 30, 2026, any party to the SPA granted authorization to depart from the restrictions and/or obligations imposed on CEMPACASMAYO.

As stated in our letter dated May 22, 2026, as confirmed by Holcim and as reflected in the SPA, the agreement does not impose obligations on CPAC. Instead, it imposes obligations on the sellers under which they were required to cause the Transferred Companies—including CPAC—to take (or refrain from taking) certain actions.

In this regard, we refer to the explanation in Section 3) of the Preliminary Considerations, which describes the nature of interim covenants and explains that, although they refer to actions or omissions of the target company, this does not mean that the target company assumes the contractual obligation; those obligations fall exclusively on the sellers.

In addition, in its communication dated July 15, 2026 attached hereto, Holcim confirmed that CPAC was not a party to and had no obligations under the SPA. Holcim stated that the restrictions in the SPA were framed as obligations of the sellers, who undertook to “cause” the Transferred Companies (including CPAC) to take or refrain from taking certain actions during the interim period. Holcim explained that provisions of this nature are customary in M&A transactions and are intended to protect the value of the target company and ensure that the business continues operating in the ordinary course until closing.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Holcim further stated in that communication that, during the period between signing of the SPA and closing of the Transaction, consent requests were submitted pursuant to Section 6.01 of the SPA, primarily in connection with the execution of material contracts. Holcim explained that such requests are consistent with customary practice in transactions of this nature, where the buyer agrees with the sellers on certain rights to review and approve specified transactions in order to preserve the value of the acquired business.

Finally, consistent with Sections 1) and 2) of the Preliminary Considerations, we reiterate that the interim covenants do not constitute material events because they are not material obligations or restrictions of the target company capable of significantly influencing an investor within the meaning of Articles 3 and 4 of the Material Events Regulations. Rather, those provisions (i) were obligations or restrictions assumed by the sellers, not by the target company; and (ii) were principally intended to ensure that the company continued operating in the ordinary course and to preserve its value for the benefit of all shareholders. Accordingly, the agreement between the sellers and the buyer on such interim covenants does not alter the target company’s position or impose burdens, restrictions, or obligations on it; therefore, it does not constitute an event that would significantly influence a reasonable investor’s decision whether to invest in the securities issued by the target company. Likewise, any consent to or waiver of such interim covenants does not, in and of itself, constitute a material event because such consents or waivers relate to obligations or restrictions assumed by the sellers, not by CPAC, and were therefore not binding on CPAC or related to matters capable of affecting an investment decision regarding CPAC’s shares. In summary, interim covenants remain within the contractual sphere of the parties that assume them (in this case, the sellers under the SPA), without binding the target company, which is in no way required to comply with them and bears no responsibility to the buyer for any breach of those obligations.

5.	The request made in item 6.1 of Official Letter No. 2152-2026-SMV/11.1 is reiterated. You must report the amount corresponding to the economic value assigned directly or indirectly to the CEMPACASMAYO shares acquired by HOLCIM, which must reflect the total direct and indirect economic consideration paid. You must provide the document supporting the calculation of that amount (internal valuation reports, internal management reports, or other documents) and the criteria used to determine the price—that is, the information supporting the amount or allocation of value assigned to the CEMPACASMAYO shares.

With respect to this matter, Holcim stated the following in its communication dated July 15, 2026 attached hereto:

(i)	As stated in response to question 1, the value of the Transaction was determined by starting with CPAC’s EV (Enterprise Value) of S/ 5.1 billion (or USD 1.5 billion) on a 100% basis.

(ii)	Adjustments were then applied to EV to determine Equity Value, through a process commonly known as the EV-to-Equity bridge. Under this process, debt and debt-like items are deducted and cash and cash-like items are added to arrive at Equity Value. In this case, CPAC-level debt represented most of the adjustment. After those adjustments were applied to the S/ 5.1 billion EV, Equity Value for 100% of CPAC’s shares was determined to be S/ 3.7 billion.

(iii)	That Equity Value was then adjusted to S/ 1,850,370,000 to reflect only ASPI’s 50.01% ownership interest in CPAC, because that 50.01% interest was the CPAC interest Holcim was indirectly acquiring. This amount represents the total consideration agreed for the ASPI shares under the SPA. (See Section 2.02 of the SPA.)

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

(iv)	According to Holcim, additional adjustments were applied to the S/ 1,850,370,000 amount in accordance with the definition of “Final Purchase Price” and Section 2.03 of the SPA.

(v)	After application of the adjustments described in the preceding paragraph, the final amount paid to the sellers totaled S/ 1,640,327,224.69. That amount was paid to the sellers in proportion to their respective ownership interests in Aspi.

6.	The request made in item 3 of Official Letter No. 2152-2026-SMV/11.1 is reiterated. You must report the beginning and completion dates of the due diligence process. You must also arrange with your controlling shareholder, HOLCIM, for delivery and disclosure of the “due diligence summaries” resulting from the due diligence conducted on CEMPACASMAYO, since those documents supported the assessment of the indirect acquisition of control of CEMPACASMAYO and therefore contain relevant information that has not been disclosed to the market, notwithstanding the duty of transparency that must prevail in the context of a Subsequent OPA. CEMPACASMAYO and/or HOLCIM must also take into account Articles 3, 4, 5, 8, item 8.1, and 16, item 16.2, and Annex 1, items 24 and 29, of the Material Events Regulations.

As Holcim informed us in its communication dated July 15, 2026 attached hereto, the legal due diligence was conducted from September 10 through December 15, 2025. Holcim also stated that, as CPAC disclosed in its material event dated May 22, 2026, no valuation reports were issued as a result of the due diligence; only due diligence summaries were prepared.

Holcim further stated that its valuation of the Transaction was based on the methodology described in response to question 1 (application of an EV/EBITDA multiple to available financial information, followed by an EV-to-Equity bridge), and not on the due diligence summaries themselves.

Finally, Holcim stated that it respectfully declines to provide its internal due diligence summaries, internal management reports, or other proprietary supporting documents, as they constitute privileged internal work product, confidential commercial communications, and proprietary analyses that are not customarily disclosed in response to regulatory information requests of this nature.

In addition to Holcim’s statements, and as explained in Section 1) of the Preliminary Considerations, CPAC considers that the results of due diligence conducted by a buyer in connection with an M&A transaction do not constitute a material event. Neither the Material Events Regulations nor the Tender Offer Regulations require issuers to report as material events information or documents relating to an acquisition of a significant ownership interest, such as due diligence reports or financial reports prepared by the parties.

Item 29 of Annex 1 to the Material Events Regulations refers to the possible material event consisting of the “beginning of a due diligence or similar process requested by a shareholder or by third parties, or arranged by the issuer itself,” but imposes no obligation to disclose the findings or results of such legal audit processes. Valuations and due diligence reports, particularly those prepared in connection with M&A transactions, constitute confidential information whose public disclosure could cause significant harm to the target company and its shareholders. Such reports are commonly prepared by or for the benefit of the potential buyer based on the information to which it had access during the review process, which may be subject to specified thresholds and limitations and to the buyer’s own interpretations, without the target company having any control over the analysis or conclusions. Making the results of those documents public would also expose the target company and its shareholders to harm, since competitors could gain access to strategic and confidential commercial information.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

7.	“The request made in item 3 of Official Letter No. 2152-2026-SMV/11.1 is reiterated. Accordingly, in compliance with applicable law and in light of all considerations set forth in this document and the documents referenced herein, CEMPACASMAYO must disclose as a material event the March 2026 valuation report concerning ASPI and/or CEMPACASMAYO included in ANNEX 1.

In addition, CEMPACASMAYO must report the exact date on which preparation of the report was commissioned and the date on which it became aware of the report.”

The valuation process took place from February 25, 2026, when the kick-off meeting was held, through March 27, 2026, when we received a copy of the final report that Farragut submitted to Holcim in order to satisfy one of Farragut’s pre-closing obligations under the SPA. Consistent with the material event disclosed on May 22, 2026, during that period CPAC limited its involvement to providing PwC with the corporate and financial information required to prepare the report.

At the SMV’s request, a copy of the Valuation Report is being submitted. As stated above, it is not a valuation report prepared in connection with a public offering.

The Valuation Report was not prepared to determine the Transaction purchase price or the price to be offered in the OPA. Farragut commissioned the Valuation Report solely to determine or validate the amount of income tax payable by it on the sale of its Aspi shares. The Valuation Report was therefore issued after the sale price had been established in the SPA.

As stated in PwC’s communication dated July 14, 2026, also attached hereto, the Valuation Report was prepared at Farragut’s request for purposes of determining the income tax arising from the transfer of its Aspi shares to Holcim. It was not intended or issued for general publication or market disclosure; for use by investors, other shareholders, potential tendering shareholders in a public tender offer, analysts, or third parties; as a fairness opinion, investment recommendation, solvency opinion, or valuation report for an OPA; as legal, regulatory, or financial advice for the benefit of third parties; or to support decisions to invest, divest, accept, or reject an OPA.

It should be noted that part of the information included in the Valuation Report consists of commercially sensitive CPAC information, such as financial projections, whose public disclosure could cause significant harm to CPAC. Competitors’ access to such information would give them an improper competitive advantage by allowing them to anticipate CPAC’s strategic decisions or adjust their own commercial policies to CPAC’s detriment. Under the Constitutional Court’s decision in Case No. 02422-2019-PHD/TC, commercial or business information is confidential when its disclosure could cause actual harm and impair competitiveness vis-à-vis competitors. The Valuation Report also contains ASPI financial information that is private and confidential because ASPI is not a company with securities registered in the Public Registry of the Securities Market. Accordingly, to safeguard the strategic value and confidentiality of that information, the relevant information has been redacted in the version of the Valuation Report attached to this material event communication. Those redactions do not limit or impair review of the other sections of the report, including its conclusions and the valuation methodology used by PwC.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

8.	Explain and clarify the nature of the differences between the S/ 5.1 billion announced to the market and the S/ 4.422 billion (enterprise value), S/ 3.031 billion (equity value), and S/ 1.640 billion (final purchase price under the SPA) stated in the March 2026 valuation report. You must specify the variables or factors included in the S/ 5.1 billion figure, whether that figure was subsequently adjusted and the nature of those adjustments, and, if applicable, why the adjustment was not updated or disclosed to the market as a material event and its effect on the trading price of CEMPACASMAYO’s shares.

Based on the information received from Holcim in its attached communication and our review of the Valuation Report (which, as stated in Sections 4) and 7) of this letter, was prepared solely and exclusively at Farragut’s request for purposes of determining the income tax arising from the transfer of its Aspi shares to Holcim), we understand the following:

Enterprise Value:

(i)	As stated in Holcim’s communication, S/ 5.1 billion (equivalent to USD 1.5 billion) represents CPAC’s Enterprise Value as determined by Holcim for purposes of the Transaction. The methodology used to calculate this amount is described in Holcim’s letter attached to this communication.

(ii)	As stated on page 9 of the Valuation Report: (a) S/ 4.422 billion is the Enterprise Value assigned by PwC to CPAC using the DCF (Discounted Cash Flow) method.

Equity Value:

(iii)	As stated in Holcim’s communication, S/ 3.7 billion represents Equity Value—that is, the amount that CPAC’s shareholders would be entitled to receive for 100% of the Company’s shares. The methodology used to calculate this amount and the adjustments applied are described in Holcim’s letter attached to this communication.

(iv)	As stated on page 9 of the Valuation Report, S/ 3.031 billion represents the amount that CPAC’s shareholders would be entitled to receive for 100% of the Company’s shares after deducting from or adding to Enterprise Value certain items described in PwC’s report (for example, debt, available cash, and financial investments at fair value, among others). The detailed methodology used by PwC to calculate those amounts is set forth in the Valuation Report attached to this communication.

(v)	In accordance with Holcim’s attached communication, the Equity Value referred to in item (iii) above was adjusted to S/ 1,850,370,000 to reflect only ASPI’s 50.01% ownership interest in CPAC, because that 50.01% interest was the CPAC interest Holcim was indirectly acquiring. This amount represents the total consideration agreed for the ASPI shares under the SPA.

Price Paid (Final Purchase Price):

(vi)	In accordance with Holcim’s attached communication (and as stated on page 10 of the Valuation Report), S/ 1,640,327,224.69 is the amount actually paid by Holcim to the sellers (the Final Purchase Price) after applying certain additional adjustments to the consideration described in item (v) above, as applicable to the sellers under the terms of the SPA.

Based on the foregoing explanation, we consider the nature of the above concepts to be clear. We also understand that Holcim and PwC each used their own calculation methodologies to arrive at the foregoing amounts, taking into account that the valuations served different purposes.

We are not aware that the foregoing figures were subsequently adjusted.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

We reiterate that the Valuation Report was prepared solely and exclusively at Farragut’s request for purposes of determining the income tax arising from the transfer of its Aspi shares to Holcim, without CPAC’s involvement or participation in the valuation (other than providing the commercial and financial information requested by PwC to prepare the Valuation Report). On this point, we also refer to the considerations and recommendations included by PwC in its letter dated July 14, 2026 attached to this communication.

CPAC has not independently analyzed the contents of the Valuation Report and does not represent or warrant the validity, accuracy, or completeness of the information contained therein. We also refer to PwC’s communication dated July 14, 2026, likewise attached hereto and referenced in response to question 7 above, stating that the Valuation Report was not intended or issued, among other things, for use by potential tendering shareholders in the OPA, as an investment recommendation, solvency opinion, or valuation report for an OPA, or to support investment, divestment, acceptance, or rejection decisions in connection with an OPA.

9.	Considering that, on September 9, 2025, CEMPACASMAYO’s Board of Directors approved the participation of CEMPACASMAYO, its directors, its general manager, and two other officers in the due diligence process and in the agreements that the controlling shareholder might enter into with HOLCIM, explain why CEMPACASMAYO continues to state that it did not participate in the due diligence, the SPA, or any other matter relating to the Transaction.

As explained in our prior communications, in transactions of this nature due diligence is customarily conducted and directed by the buyer and its advisers. Due diligence reports also remain in the buyer’s possession and are generally not disclosed to the sellers and/or the target company. The target company limits its involvement to providing requested information and does not participate in reviewing or evaluating the documentation.

Accordingly, in the Transaction CPAC limited its involvement to providing the information requested for the legal due diligence through the persons included in the insider list submitted to the SMV in the reserved material event disclosure dated September 9, 2025. Neither CPAC nor its officers, acting in their capacity as representatives of CPAC as issuer, participated in the review of documentation or preparation of reports. CPAC has also not received a copy of any report or memorandum issued as a result of the due diligence process.

We further reiterate that CPAC was not a party to and did not execute the SPA. As stated in Section 2) of the Preliminary Considerations, the board resolution dated September 9, 2025 approving reservation of the information also approved the granting of powers of attorney to certain CPAC officers so that they could represent the Company and take all actions necessary or advisable in connection with the potential Transaction, including executing any private or public document required from CPAC. Nevertheless, as already explained, CPAC did not execute any document relating to the Transaction, including the SPA.

10.	With respect to the request in item 3 above, you are required to list and describe the specific actions, corporate decisions, omissions, internal authorizations, or substantive acts carried out by CEMPACASMAYO in connection with the restrictions or obligations established in the SPA.

As stated in Section 2) of the Preliminary Considerations and in our response to the preceding request, CPAC was not a party to and did not execute the SPA; therefore, CPAC was not subject to the restrictions or obligations established therein. Accordingly, CPAC was not required to adopt corporate decisions, grant internal authorizations, or take substantive actions under the SPA.

Those obligations were assumed exclusively by the sellers in their capacity as parties to the SPA, without CPAC participating in their negotiation or assuming any commitment in that regard.

We reiterate that any breach by the sellers of their obligations under the SPA would have had no consequence for CPAC or for its shareholders that were not parties to the SPA.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

11.	Explain why you failed to disclose as a material event on March 30, 2026 that HOLCIM had become obligated to launch an OPA for CEMPACASMAYO’s voting common shares, and did not do so until May 14, 2026.

CPAC did disclose a material event on March 30 through a press release stating: “Holcim intends to initiate a mandatory public tender offer process to acquire additional shares in Cementos Pacasmayo in accordance with Peruvian law” (emphasis added).

The material event disclosure is available to the public on the SMV’s website:

https://www.smv.gob.pe/ConsultasP8/temp/Nota%20de%20Prensa.pdf

12.	Explain why you failed to disclose as a material event on April 10, 2026 that HOLCIM had commenced an administrative proceeding before the SMV to initiate the selection process for the valuation firm that will determine the minimum price of the relevant CEMPACASMAYO shares for purposes of the subsequent OPA.

That information does not constitute a material event. CPAC considers that all material information regarding the OPA has been timely disclosed to date, as explained in item 1) of the Preliminary Considerations. Holcim’s request for appointment of a valuation firm is a procedural act within the stages regulated by the Tender Offer Regulations that are necessary to conduct the mandatory OPA. It is a preparatory administrative action that, by its nature, does not qualify as a material event requiring separate disclosure to the market. CPAC has already disclosed that Holcim is required to conduct the OPA and that Holcim requested exemptions from the SMV so that Aspi may launch the OPA. This constitutes the material information that must be disclosed to the market at this time. The foregoing is consistent with market practice reflected in existing precedents, in which each intermediate procedural step in an OPA has not been required to be disclosed as a separate material event.

13.	Explain why you failed to disclose as a material event on June 17, 2026 that HOLCIM had commenced an administrative proceeding before the SMV to obtain the two exemptions referred to above in connection with the OPA for the relevant CEMPACASMAYO shares.

CPAC did disclose a material event on June 17, 2026 stating that, on that date, Holcim had informed CPAC that it had requested from the SMV an exemption from certain requirements under the Tender Offer Regulations so that the SMV would allow Holcim to: (a) conduct the OPA through Aspi; and (b) submit Holcim’s audited annual consolidated financial statements for fiscal year 2025 and Holcim’s unaudited semiannual consolidated financial statements as of June 2026 and, if applicable, Holcim’s unaudited semiannual separate financial statements as of June 2026.

The material event disclosure is available to the public on the SMV’s website:

https://www.smv.gob.pe/ConsultasP8/temp/HDI%20-%20Informaci%c3%b3n%20sobre%20OPA.pdf

14.	Explain why you failed to timely disclose as a material event the March 2026 valuation report concerning ASPI and/or CEMPACASMAYO.

We refer to Sections 1) and 4) of the Preliminary Considerations. As stated above, the Valuation Report was prepared by PwC at Farragut’s request solely and exclusively for purposes of determining the income tax payable as a result of the sale of Farragut’s Aspi shares under the SPA. It was commissioned neither by CPAC nor by Holcim, but by one of the selling shareholders in the Transaction solely for tax purposes.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

The Valuation Report was not prepared to determine the purchase price under the SPA. As explained above and expressly stated in Section 2.06 of the SPA, preparation of the Valuation Report had not yet been commissioned as of the SPA signing date; it is therefore clear that the report was prepared after the sale price had been established. Likewise, the Valuation Report was not prepared to determine the price to be offered in the OPA.

Item 24 of Annex 1 to the Material Events Regulations provides that the following must be disclosed as a material event: “Valuation reports prepared by specialized firms, audit firms, banks, investment banks, or individuals in connection with or in the context of public offerings of securities or a due diligence.” In other words, it refers to valuation reports prepared to determine the price to be offered in a public offering, not private valuations commissioned for other purposes. The Valuation Report does not fall within that provision because it was prepared solely for the tax purposes of one of the selling shareholders and not to determine the Transaction price or the price to be offered in the OPA. Accordingly, the Valuation Report does not constitute a material event under the Material Events Regulations.

15.	Explain why you allegedly disclosed inaccurate information by stating that the March 2026 valuation report concerning ASPI and/or CEMPACASMAYO is “protected by the tax confidentiality contemplated in Article 2, item 5, of the Constitution,” when it is merely a professional report containing financial information and is unrelated to what the Tax Code defines as tax confidentiality.

It should be clarified that the statement that the Valuation Report is protected by tax confidentiality was not disclosed in the material event disclosure dated May 22, 2026; rather, it was included in the letter through which we privately submitted the report to the SMV. The statement was based on PwC’s communication dated May 21, 2026, in which the firm that prepared the Valuation Report expressly stated that it is protected by the tax confidentiality set forth in Article 2, item 5, of the Political Constitution of Peru. CPAC therefore did not disclose inaccurate information; it conveyed PwC’s position regarding the report’s protected status.

Without prejudice to the foregoing, as stated in Section 4) of the Preliminary Considerations, PwC’s position has a legal basis. Article 85 of the Tax Code protects, among other matters, the amount and source of income, expenses, the tax base, and any other related data, provided that such information appears in tax returns or in information obtained by the Tax Administration from taxpayers, responsible parties, or third parties. A valuation is therefore covered by tax confidentiality when it is intended to be used to determine the income tax base. In such case, the valuation becomes part of the data directly connected with determination of the tax obligation. This is precisely the case with the Valuation Report, since it was commissioned by one of the selling shareholders in the Transaction for purposes of determining the income tax payable as a result of the sale of its Aspi shares under the SPA.

16.	Attach all supporting documentation you consider necessary and relevant to evidence and support your responses and arguments.

CPAC has no additional information or documentation other than that described in this communication and that previously reported as material events or submitted to the SMV.

17.	If the facts set forth above are not accurate, please clarify them in detail and provide supporting documentation.

We have nothing further to specify or clarify with respect to the matters stated above.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

18.	Any other additional information and/or supporting documentation relating to the matters addressed in this request and Official Letter.

There is no additional information and/or supporting documentation.

Sincerely yours,

Yours faithfully,

CEMENTOS PACASMAYO S.A.A.
Diego Roda Lynch
Stock Market Representative

Annexes: The following documents are attached as annexes to this letter:

Annex 1: Copy of Official Letter No. 3113-2026-SMV/11.1 (without annex).

Annex 2: Copy of Official Letter No. 3171-2026-SMV/11.1.

Annex 3: Copy of the communication sent to Farragut Holdings Inc. on July 7, 2026 in order to respond to the requests under the Official Letter.

Annex 4: Copy of the communication sent to Holcim Ltd. on July 9, 2026 in order to respond to the requests under the Official Letter.

Annex 5: Copy of the communication received from Holcim Ltd. on July 15, 2026.

Annex 6: Copy of the communication received from Farragut Holdings Inc. on July 15, 2026.

Annex 7: Valuation Report issued by PwC on March 27, 2026, together with PwC’s related communication.

These annexes haven been translated to English for the benefit of the reader, for further details please refer to the original Spanish versions https://www.smv.gob.pe/ConsultasP8/temp/HI%20Ref%20Oficio%203113%202026.pdf

Annex 1

PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

San Isidro, July 3, 2026

OFFICIAL LETTER No. 3113-2026-SMV/11.1

Mr.

Humberto Reynaldo Nadal Del Carpio

General Manager

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, Urbanización El Vivero

Santiago de Surco, Lima.-

Ref.: File No. 2026022680

We address you in connection with the supervision of the material fact disclosures made by Cementos Pacasmayo S.A.A. (hereinafter, CEMPACASMAYO), related to the change of its control unit and the obligation to formulate a Tender Offer (OPA) by its new controller Holcim Ltd. (hereinafter, HOLCIM), over the common voting shares of CEMPACASMAYO.

I.	FACTS

Within the scope of this official letter, it is necessary to consider the following information and facts:

A.	Reserved material fact of September 9, 2025

On September 9, 2025, CEMPACASMAYO informed the SMV that its Board of Directors had agreed on that same date to classify as reserved information: (i) Holcim’s interest in evaluating a possible acquisition of the entirety of the direct and indirect ownership stake of the controlling shareholder, Mr. Eduardo Hochschild Beeck (hereinafter, Mr. Hochschild), in Inversiones ASPI S.A. (hereinafter, ASPI); and, (ii) the preliminary and exploratory conversations being carried out for such purpose, which would contemplate other activities such as the review of information of Inversiones ASPI and of CEMPACASMAYO by HOLCIM and its advisors, the commencement of an audit process (due diligence) and the negotiation of the conditions of the potential transaction, as well as other acts.

It should be noted that the list of insiders of the reserved information was submitted to the SMV.

Regarding this reserved material fact, it should be highlighted that CEMPACASMAYO, in its material fact disclosure of April 6, 2026 in response to Official Letter No. 1383-2026-SMV/11.1, stated, among other things, that:

«Without prejudice to the foregoing, we note that: (1) the minutes of the board of directors meeting of September 9, 2025, submitted to the SMV as part of the request for a reserved material fact, in which, among other things, the Company’s participation in the audit process (due diligence) and in the agreements that the controlling shareholder maintains with Holcim and any third party for the potential transfer of its shares was approved, in which the abstentions of Mr. Eduardo Hochschild Beeck [Beeck] and Ana Sofía Hochschild Correa are recorded; and (2) (…)»

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

B.	Material fact of December 16, 2025, through which CEMPACASMAYO announced that the majority shareholders of ASPI and HOLCIM had executed a share purchase agreement (hereinafter, «Share Purchase Agreement» or SPA), subject to certain conditions precedent, for the sale of 99.99% of the shares of ASPI —a company holding 50.01% of the share capital of CEMPACASMAYO— in favor of HOLCIM (hereinafter, the Transaction); specifying that the valuation of the Transaction amounted to S/ 5,100 million, a multiple of nine times EBITDA of CEMPACASMAYO based on the twelve-month period that had ended in September 2025.

C.	HOLCIM press release published on December 16, 2025, titled «Holcim to acquire majority of shares in Cementos Pacasmayo», in which it is mentioned that:

“The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA, or 7.1x after expected run-rate synergies of around USD 40 million realized in year three. (…)”

D.	Material fact of December 22, 2025, through which CEMPACASMAYO responded to Official Letter No. 7312-2025-SMV/11.1, informing, among other things, that:

«CEMPACASMAYO has not participated in any valuation process whatsoever and has only contributed by providing information within the framework of the due diligence initiated after reporting the Reserved Material Fact, and without knowledge of the purpose for which such information was provided.

Finally, we have no knowledge of any valuation process carried out by the shareholders of ASPI or Holcim.

(…)

Having not participated in the negotiations of the SPA, CEMPACASMAYO only has the information that was indicated in the previously mentioned material facts, the same that was provided to us by the Controlling Shareholder.

Likewise, CEMPACASMAYO does not have any information about any valuation report, nor about the methodology used to determine the value of the shares of ASPI and/or CEMPACASMAYO.

(…)

We reiterate that CEMPACASMAYO has no knowledge of the conditions precedent established in the SPA, other than the information provided by the Controlling Shareholder and timely communicated to the market through the material fact disclosure dated December 16, 2025.»

Regarding this information of December 22, 2025, it is necessary to state that in the material facts of March 3, 2026; of March 17, 2026, of March 27, 20261 and of April 6, 2026 —which were communicated by CEMPACASMAYO in response to requirements formulated by the SMV and not motu proprio—, it is observed that this is information that contains inaccuracies and is incomplete, and it should be noted that, to date, your represented company has not submitted the requested information about the so-called «Costs associated with the Holcim acquisition» that were disclosed in its Annual Separate and Consolidated Financial Statements 2025.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

E.	Material fact of March 30 of 2026, through which CEMPACASMAYO informed that, all conditions precedent for the closing of the Transaction having been fulfilled in such date, HOLCIM had acquired 99.99% of the shares representing the capital stock of Inversiones ASPI.

In this regard, it should be noted that notwithstanding that this fact triggered HOLCIM’s obligation to launch a Subsequent Tender Offer (OPA Posterior) over the common voting shares of CEMPACASMAYO, the issuer failed to disclose such fact in accordance with the provisions of Section 9.1 of Article 9 of the Regulations on Material Facts and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 (hereinafter, Material Facts Regulations), which requires reporting «as soon as such fact occurs or the Issuer becomes aware of it, and in no case beyond the day on which it has occurred».

The fact is that CEMPACASMAYO only recently announced that the obligation to the acquirer to formulate a Subsequent Tender Offer had arisen, a month and a half later, through a material fact disclosure of May 14, 2026, information that, once again, was not disclosed motu proprio but rather in response to a requirement formulated by the SMV through Official Letter No. 2152-2026-SMV/11.1 of May 11, 2026.

F.	Written communication of April 10, 2026, through which HOLCIM indicated, among other things, that it will comply with conducting the Tender Offer over shares representing the capital stock of CEMPACASMAYO as a consequence of HOLCIM’s acquisition of 99.99% of the shares representing the capital stock of Inversiones ASPI, which in turn is the holder of 50.01% of the shares representing the capital of CEMPACASMAYO.

G.	Material fact of May 14, 2026, through which CEMPACASMAYO informed that, as a consequence of the indirect acquisition of a significant ownership stake of 50.01% in CEMPACASMAYO by HOLCIM, the obligation had arisen for the latter to formulate a Subsequent Tender Offer over the common shares representing the capital stock of CEMPACASMAYO; and that, as of April 10, 2026, HOLCIM had requested the SMV to initiate the process of selecting a valuation firm that will determine the minimum price of said securities to be taken into account for the formulation of the aforementioned Subsequent Tender Offer.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

H.	Material fact of May 22, 2026, through which CEMPACASMAYO and HOLCIM —the latter through the former— responded to Official Letter No. 2152-2026-SMV/11.1, through which the IGSC had formulated various requirements related to the information disclosed in the material facts mentioned above.

On this matter, CEMPACASMAYO reiterated that it had not been a party to the SPA; and likewise stated, among other things:

-That in March 2026, the firm PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (hereinafter, PwC) issued a valuation report of Inversiones ASPI commissioned by Farragut Holdings Inc. (hereinafter, FARRAGUT) for which, as has been informed, CEMPACASMAYO limited itself to providing the necessary information for such engagement; additionally, CEMPACASMAYO has stated that said valuation report is confidential and private, and considering this, a copy of said report will be sent to the General Superintendency of Conduct Supervision – IGSC on a reserved basis, and,

-That the due diligence process for the transaction was carried out by HOLCIM and its advisors, and that the latter has informed it that, as a result of said process, no valuation reports were issued but only due diligence summaries.

For its part, HOLCIM has stated that no price per share of CEMPACASMAYO has been expressly agreed upon; however, in its own written communication, it identifies the factors taken into account for determining the price paid for the acquisition of the indirect 50.01% ownership of common shares issued by CEMPACASMAYO, among which is the due diligence process in financial, legal, and tax matters, including the evaluation of the audited financial statements of CEMPACASMAYO.

I.	Communication submitted on May 22, 2026 to the Superintendencia del Mercado de Valores - SMV, through which CEMPACASMAYO informed that, in line with the material fact of May 22, 2026 in response to Official Letter No. 2152-2026-SMV/11.1, regarding the confidentiality of certain requested information, it presents, on a reserved basis, the valuation of ASPI carried out in March 2026 by the firm PwC commissioned by FARRAGUT for purposes of determining the income tax that FARRAGUT was required to pay for the sale of its shares of ASPI in favor of HOLCIM (see ANNEX 1).

On this matter, CEMPACASMAYO has noted in its communication that the aforementioned valuation does not constitute a material fact, inasmuch as it was not prepared in connection with or within the framework of public securities offerings or a due diligence; as well as that the report was prepared solely and exclusively for the purpose of supporting the market value of the shares of ASPI for purposes of any requirement by the Superintendencia Nacional de Aduanas y de Administración Tributaria - SUNAT, indicating that its content is protected by the tax secrecy privilege contemplated in Article 2, Section 5, of the Political Constitution of Peru.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

II.	FUNDAMENTAL PRELIMINARY CONSIDERATIONS

In connection with the most recent communications from CEMPACASMAYO and especially with its assertion regarding the confidentiality and protection of said valuation report of ASPI and of CEMPACASMAYO, it is necessary to establish the technical and legal foundations that must be strictly complied with by every securities market issuer that is subject to supervision by the SMV:

A.	UNENFORCEABILITY OF CONFIDENTIALITY AND TAX SECRECY PRIVILEGE AGAINST THE PUBLIC ECONOMIC ORDER

In its cited communication of May 22, 2026, CEMPACASMAYO has stated:

IMAGE 1

In this regard, in accordance with what was stated in our response to Official Letter 2152 regarding the confidential nature of certain requested information, attached to the present communication we comply with sending to your Superintendency, on a reserved basis, the valuation of Inversiones Aspi S.A. carried out in March 2026 by the firm PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (“PwC”) commissioned by Farragut Holdings Inc. for purposes of the determination of the income tax corresponding to Farragut Holdings Inc. derived from the sale of its shares issued by said company under the share purchase agreement of December 16, 2025 for the sale of 99.99% of the shares of Inversiones ASPI S.A. in favor of Holcim Ltd. (“SPA”).

We note that the valuation being sent does not constitute a material fact inasmuch as it was not prepared in connection with or within the framework of public securities offerings or a due diligence. Likewise, as the report was prepared solely and exclusively for Farragut, with the purpose of supporting the market value of the shares of Inversiones ASPI S.A. for purposes of any requirement by the Superintendencia Nacional de Aduanas y de Administración Tributaria, its content is protected by the tax secrecy privilege contemplated in Article 2, Section 5, of the Political Constitution of Peru.

Finally, we indicate that, as stated by PwC in the authorization given to Farragut to share the valuation with the Company and with your Superintendency, the attached valuation may not be (i) disclosed to third parties other than the SMV; (ii) cited, reproduced or referenced in the OPA prospectus, material fact disclosures or communications to the market; nor (iii) used as input, reference or parameter by actual or potential valuation firms within the framework of the OPA or any other process.

In that sense, the information submitted through the present communication is sent to the SMV on a reserved basis, subject to the provisions of Section 10 of Article 239.1 of the Consolidated Text of Law No. 27444 – General Administrative Procedure Law, approved by Supreme Decree No. 006-2026-JUS.

Likewise, CEMPACASMAYO has attached the letter of May 21, 2026, in which the audit and consulting firm PwC states:

IMAGE 2

We address you with reference to the letter of reference, through which Farragut Holdings, Inc. (the Client) requests authorization for Cementos Pacasmayo S.A.A. (Pacasmayo) to present to the Superintendencia del Mercado de Valores (SMV) the Valuation Report of Inversiones ASPI S.A. dated March 27, 2026 (the Report), within the framework of the Tender Offer (OPA) to be launched by Holcim Ltd. over the shares of Pacasmayo.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In this regard, by means of the present we authorize the sending of the Report to the SMV, subject to the following conditions:

1. The Report was prepared solely and exclusively for the Client, pursuant to the engagement letter dated March 4, 2026, and with the purpose of supporting the market value of the shares of Inversiones ASPI S.A. in the event of a potential audit by SUNAT. In that sense, its content is protected by the tax secrecy privilege contemplated in Article 2, Section 5, of the Political Constitution of Peru.

2. The Report was not prepared for its disclosure to the market, nor as support for a commercial valuation in the context of a public offering.

3. The Report may not be: (i) disclosed to third parties other than the SMV within the indicated framework; (ii) cited, reproduced or referenced in the OPA prospectus, material fact disclosures or communications to the market; nor (iii) used as input, reference or parameter by actual or potential valuation firms within the framework of the OPA or any other process.

4. The sending of the Report to the SMV does not generate a contractual or professional relationship between PwC and the SMV, Pacasmayo, Holcim Ltd., its shareholders, the recipients of the OPA or any third party, who shall not be able to derive rights or claims against PwC. The Report does not constitute a fairness opinion, investment recommendation, solvency opinion or financial, legal, regulatory or financial advice, and should not be interpreted as such.

5. The limitations, assumptions and exclusions contained in the Report and in the engagement letter remain in effect and are applicable to the disclosure authorized by the present letter. PwC assumes no responsibility whatsoever to third parties derived from the Report, its content or its disclosure.

As can be seen in IMAGE 1 and IMAGE 2, CEMPACASMAYO has presented «on a reserved basis» to the SMV, the valuation of ASPI carried out since March 4, 2026 by PwC commissioned by FARRAGUT, arguing that such report was for purposes of the determination of the income tax that FARRAGUT was required to pay for the sale of its shares of ASPI; and with the purpose of supporting the market value of the shares of ASPI for purposes of any SUNAT requirement, and that for that purpose of the cited valuation report, its content is protected by the tax secrecy privilege of Section 5 of Article 2 of the Constitution; and that having been delivered to the SMV on a reserved basis it is subject to the provisions of Section 10 of Article 261.1 of Article 261 of the Consolidated Text of the General Administrative Procedure Law. The texts of these provisions are:

«Article 2.- Every person has the right to:

(…)

5. (…)

Every person has the right to bank secrecy and tax secrecy. (…)»

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

“Article 261.- Administrative Infractions

261.1 Authorities and personnel serving governmental entities, regardless of their employment or contractual regime, commit an administrative infraction in processing administrative proceedings under their charge and, therefore, are susceptible to being administratively sanctioned with suspension, termination, or removal depending on the severity of the infraction, recidivism, the harm caused and the intentionality with which they acted, in the event of:

(…)

10. Disclosing by any means or allowing access to confidential information referred to in Section 171.1 of this Consolidated Text.

(…)»

In other words, CEMPACASMAYO has delivered to the SMV the valuation report of ASPI prepared by PwC as of March 2026 —which comprises the valuation of CEMPACASMAYO—, but has stated that it cannot and should not be disclosed to anyone because —according to CEMPACASMAYO and PwC—, it has constitutional protection; and CEMPACASMAYO warns that in the event that the SMV or the officials of the SMV disclose it or allow access to said report, they will incur an administrative infraction sanctionable with suspension or removal.

It is necessary to highlight that according to the information provided by CEMPACASMAYO; Mr. Hochschild and FARRAGUT owned 97.34% and 2.66% of ASPI shares, respectively; and FARRAGUT is a company of the Hochschild Economic Group, which is controlled by the same Mr. Hochschild. As of the date, with the transfer of ASPI to HOLCIM, reported to the market, both ASPI and CEMPACASMAYO are no longer part of the Hochschild Economic Group since March 30, 2026.

Likewise, it is necessary to bear in mind that according to public available information and the information provided by CEMPACASMAYO, its controlling shareholder ASPI is a holding company that has no economic activity of its own, and whose principal asset is its investment in CEMPACASMAYO, which is why the valuation of ASPI necessarily depends on and is a reflection of the valuation of CEMPACASMAYO, and from the standpoint of corporate finance there is no way to value ASPI without valuing CEMPACASMAYO. This fact is recognized in the PwC report.

Regarding the supposed confidentiality, reserve, or protection of the Valuation Report of ASPI, which comprises the valuation of the public offering issuer CEMPACASMAYO; that would prevent its public disclosure; for the arguments mentioned, it is necessary to point out that they are entirely without basis for the following reasons:

1. The Peruvian securities market is founded on the principles of transparency of information and protection of investors, which are moreover recognized at the level of Law, in Articles 1, 10, 13 and 30 of the Consolidated Text of the Securities Market Law.

Indeed, transparency of information and protection of investors are principles and rules of public economic order; that is, they constitute fundamental pillars for the existence, stability and fairness of the Peruvian securities market and, therefore, their compliance is imperative, inescapable, and non-waivable, and is above any private confidentiality agreement or argument that may affect them.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In particular, regarding transparency of information, there are the legal mandates established in Articles 10 and 13 of the Consolidated Text of the Securities Market Law:

«Article 10.- All information that by provision of this law must be presented to the SMV (…) must be truthful, sufficient and timely. Once received by the respective institution, the information is of public access.»

«Article 13.- (…)

Legal entities registered in the Registry and issuers of securities are obligated to present the information that this law and other provisions of a general character establish, being responsible for the veracity of said information.»

In this way, independently of any condition of confidentiality, restriction of use, or special protection regime that may be applicable to certain information contained in a document —such as said valuation report—, this does not exempt market participants from compliance with the obligations established in the securities market regulatory framework, nor from the duty to attend to the requirements formulated by the SMV in the exercise of its supervisory functions.

2.	A VALUATION REPORT OF A COMPANY DOES NOT CONTAIN INFORMATION PROTECTED BY TAX SECRECY

CEMPACASMAYO’s invocation of Article 2, Section 5 of the Constitution (tax secrecy) is erroneous and manifestly inapplicable in the present case.

Indeed, in this constitutional provision, the right is stated, but its content and limits are established in Article 85 of the Consolidated Text of the Tax Code, approved by Supreme Decree No. 133-2013-EF:

«Article 85.- TAX SECRECY

Information of a reserved nature shall be considered as such, and may only be used by the Tax Administration, for its own purposes, the amount and source of income, expenses, taxable base, or any other data relating thereto, when contained in the tax returns and information obtained by any means from taxpayers, responsible parties, or third parties. (…)»

The law is exhaustive. What the tax secrecy protects is the taxpayer’s asset information (in this case, FARRAGUT): how much it earned from the sale to HOLCIM, what deductions it applied, and what was the calculated tax.

No provision of law protects under tax secrecy the information contained in a valuation report that is the result of the application of a financial model for company valuation using the Discounted Cash Flow (DCF) method or any other model or methodology for company valuation.

Without prejudice to the foregoing, and for greater clarity, it should be noted that the Constitutional Court of Peru has established repeated case law holding that neither bank secrecy nor tax secrecy are absolute rights, and that their protection is limited to the sphere of personal economic privacy, without being able to be used to violate public order.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In landmark decisions such as Constitutional Court Case No. 00004-2004-AI/TC and Constitutional Court Case No. 00009-2014-PI/TC, the Constitutional Court develops the proportionality test and the limits of these rights. The doctrine of the Constitutional Court holds that the exercise of a fundamental right (such as economic privacy) cannot serve as an instrument to strip other constitutional goods or legal duties of content (such as the duty of transparency in a regulated market).

●	Constitutional Court Case No. 0004-2004-PI/TC (ITF Law Case)

In this decision, the Constitutional Court analyzes in depth the scope and limits of bank secrecy and tax secrecy.

In Grounds 36 onward, the Constitutional Court establishes that the right to bank secrecy and tax secrecy, while constituting guarantees against intrusion by the State or third parties in the sphere of a person’s economic privacy, are not absolute rights. It adds that these rights may be subject to reasonable and proportionate interventions or limitations when they collide with other constitutionally relevant goods (in this case, the public economic order and market transparency of the securities market).

Available at web link:

https://tc.gob.pe/jurisprudencia/2004/00004-2004-AI%20Admisibilidad.html

●	Constitutional Court Case No. 0009-2014-PI/TC

In this decision, the Constitutional Court reaffirms the doctrine of proportionality and the justified “lifting” of protections when a superior public interest exists.

In Grounds 13 through 16, the Constitutional Court reiterates that prerogatives such as tax secrecy and bank secrecy do not constitute a “space exempt from constitutional or legal control.” The exercise of these rights does not protect the abuse of rights or fraud against the law. The Court applies the proportionality test to determine that, when access to certain information is suitable, necessary, and strictly proportional to safeguard a superior interest (state supervision, transparency, prevention of illicit acts), the invocation of tax secrecy must yield.

Available at web link:

https://www.tc.gob.pe/jurisprudencia/2016/00009-2014-AI.pdf

In that sense, all revenue projections, expenses, EBITDA and cash flows; the risk-free rate, the market beta, the WACC, and all other variable estimates, assumptions and supporting data used to value an issuer with securities registered in the RPMV have no relation whatsoever with the tax secrecy referred to in the Constitution and the Tax Code, and therefore it has no legal basis to assert that a valuation report of an issuer —such as CEMPACASMAYO—, is comprised within the tax secrecy.

Consequently, it must be clearly established that the valuation report of an issuer with securities registered in the RPMV is not “intimate tax information” of the issuer itself or of its controlling shareholder, much less of a shareholder or a third party that engaged it for the purpose of calculating its taxes or to comply the requirements that the Tax Administration may eventually formulate.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

Additionally, it should be noted that admitting this invocation of tax secrecy would imply accepting that private agreements, supposed fiscal purposes, or fiscal shields subordinate the imperative mandate of transparency or full disclosure of the securities market; generating information asymmetry in the securities market to prevail, and harming the integrity and protection of investors.

Likewise, under this type of information restrictions, compliance with the principles of good corporate governance regarding equal treatment of shareholders and informational transparency is not achieved.

In sum, the legal regime of the securities market imposes informational transparency obligations on market participants aimed at ensuring that the market has truthful, sufficient, and timely information regarding facts, acts, or circumstances susceptible of influencing investment decisions.

In this context, the existence of private confidentiality agreements or covenants, contractual restrictions, or any reserved treatment attributed to certain documentation with relevant information for investors or even more so for the minority shareholders of an issuer, cannot support an absolute refusal to information requirements formulated by the SMV in the exercise of its supervisory function of material facts.

Such a position is manifestly incompatible with the purposes of transparency and investor protection enshrined in the Consolidated Text of the Securities Market Law. Likewise, it collides head-on with the role of the SMV as governing authority and supervisor of the Peruvian securities market, an entity that, vested with ius imperium of the state, has the inescapable duty to safeguard the public economic order in the sphere of the securities market, demanding unrestricted compliance with the regulatory framework and sanctioning its non-observance.

Therefore, this type of arguments lacks legal and factual basis and is harmful to the existence and development of a securities market, and therefore must be dismissed.

B.	THE VALUATION REPORT OF ASPI AND CEMPACASMAYO IS RELEVANT IN THAT IT QUALIFIES AS A MATERIAL FACT, AND WAS ALSO PREPARED IN THE CONTEXT OF THE TRANSACTION THAT GENERATED THE OBLIGATION TO FORMULATE A TENDER OFFER

In addition to what was noted in the preceding section, as can be seen in IMAGE 1, in its communication of May 22, 2026, CEMPACASMAYO has also indicated that the valuation report it has submitted on a reserved basis to the SMV, does not constitute a material fact, because it was not prepared in connection with or within the framework of public securities offerings or a due diligence.

Likewise, CEMPACASMAYO indicated that said report could not be disclosed to third parties other than the SMV; nor cited, reproduced or referenced in the OPA prospectus, material facts or communications to the market; nor used as input, reference or parameter by actual or potential valuation firms within the framework of the OPA or any other process, in accordance with the authorization provided by PwC to FARRAGUT to share it with CEMPACASMAYO and the IGSC.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In response to this assertion, based on the regulatory framework of public order of the securities market and under the Principle of Primacy of Reality, it is held that said valuation report does indeed qualify as a material fact of CEMPACASMAYO for the following legal and factual grounds:

1.	RELEVANT NATURE OF THE VALUATION REPORT OF CEMPACASMAYO

A valuation report of an issuer or of any company is, in all cases by definition and by its nature, a corporate analysis that contains, among other things, a professional judgment and opinion based on methodologies, variables, and assumptions; and other elements of the theory of company valuation methodologies.

It is necessary to bear in mind at all times that CEMPACASMAYO is a Peruvian securities market issuer, which according to its own information has more than 10 thousand shareholders and more than 10 million affiliates of the Private Pension System of the 04 AFPs, who have a legitimate interest in said issuer, in all its relevant information, in the price of its shares and of course in its value. Regarding the value of CEMPACASMAYO, it is noted that in the material facts of December 16 and 22, 2025, the cement company disseminated information affirming that the transaction for the transfer of its control in favor of HOLCIM implied a «(…) valuation of S/5,100 MM based on a multiple of nine times EBITDA for the twelve-month period ending in September 2025 which marked a historic record for the Company. This transaction represents a very high return for shareholders as it represents a very significant premium over the current stock market capitalization value of the Company.»

As can be seen from all the information disseminated by CEMPACASMAYO and from various market indicators, in said transfer of control, the most relevant asset is CEMPACASMAYO, while ASPI is only the holding company whose activity is to hold the shares that confer control over said issuer.

In that sense, and as has been previously noted, it is necessary to consider that to value ASPI it is necessary to value CEMPACASMAYO, and this fact is acknowledged in the cited valuation report of ASPI and of CEMPACASMAYO of March 2026, which has been delivered to the SMV by CEMPACASMAYO.

From reading said 79-page valuation report, it can be seen that to value CEMPACASMAYO, the Discounted Cash Flow (DCF) method was used as the principal methodology, which is the same methodology recognized in the Tender Offer Regulations, approved by CONASEV Resolution No. 009-2006-EF-94.10 (hereinafter, Tender Offer Regulations).

It should be highlighted that, based on the information used and procedures performed for the report, it is stated that it relies on publicly available information and on certain private information that was received until March 25, 2026 when the analyses necessary for the valuation exercise were completed. It mentions that publicly available information was analyzed, as well as the information provided by FARRAGUT, and that communication was maintained with its representatives for additional requirements, to resolve queries and to achieve a reasonable level of information to perform the analysis. And it adds that FARRAGUT reviewed the draft report and confirmed that it contains no significant error or omission.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

Page 9 of the report contains the result of the valuation of CEMPACASMAYO, in which the equity value thereof is indicated according to DCF, showing the enterprise value, the shareholder value, and calculating the common share price and the investment share price of CEMPACASMAYO.

It is noted that of the 79 pages of the report; excluding the cover pages, index, glossary, engagement letter, considerations and other general pages, more than 50 pages refer to CEMPACASMAYO and 13 pages to ASPI; that is, 85% of that valuation report is about CEMPACASMAYO, and this is a fact.

In accordance with the definition established in Articles 3 and 4 of the Material Facts Regulations, a material fact of an issuer is all information pertaining to it, with the capacity to significantly influence the decision of a reasonable investor or the quotation price of the securities.

Within this framework, it is held that the valuation report of CEMPACASMAYO (and/or of ASPI) as of March 2026, in addition to the content previously described, presents the following particularities:

●	Its preparation was commissioned by one of the offshore companies (FARRAGUT) of which Mr. Hochschild was its controlling shareholder.

●	HOLCIM, the current controller of ASPI and CEMPACASMAYO, has declared in the letter attached to the material fact of May 22, 2026; that FARRAGUT delivered said valuation report to it prior to the closing of the Transaction.

●	It was prepared in the context in which the transfer of control of CEMPACASMAYO had been publicly announced in a transaction valued at S/ 5,100 million, according to the cited material fact of December 16, 2025.

In this regard, it should be highlighted that on page 7 and 19 of said report, it is expressly mentioned that «(…) on December 16, 2025, the majority shareholders of the Company and Holcim Ltd. (hereinafter, “Holcim”) executed a share purchase agreement (“SPA”), (…)»; however, the figure of S/ 5,100 million is not mentioned; and on page 9 of the report, the enterprise value of CEMPACASMAYO is indicated as S/ 4,422 million; and the shareholder value as S/ 3,031 million.

●	From the information seen in the report, based on what PwC has stated in the sense that queries have been resolved and regarding the review of the draft report and the fact that CEMPACASMAYO possessed said report —since it is the one who delivered it to the SMV—, it is reasonable to hold that CEMPACASMAYO participated in the process of preparing said report, having acknowledged that it provided information that was delivered by FARRAGUT to PwC.

●	The report was issued 2 or 3 days before the public announcement that the transaction had been consummated, according to the material fact of March 30, 2026.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

●	It was prepared by PwC and received by FARRAGUT (offshore controlled by Mr. Hochschild, who in turn, through ASPI, was the seller in the Transaction). This report has been known by the selling shareholders in the Transaction (Mr. Hochschild and FARRAGUT) and by the buyer HOLCIM, who were aware that with respect to said transfer of control of CEMPACASMAYO, pursuant to the Tender Offer Regulations, the obligation would be triggered for a Tender Offer to be formulated over the common voting shares of CEMPACASMAYO, which implies the obligation of the new controller HOLCIM to offer to purchase that type of shares from the minority shareholders of CEMPACASMAYO, at a minimum price that will be determined precisely by another valuation report.

With all these considerations of content and particularities, it is held that the Valuation Report of CEMPACASMAYO (and/or of ASPI) as of March 2026 is information pertaining to the issuer, that has the capacity to significantly influence the decision of a reasonable investor or the quotation price of the common share, which is why it clearly qualifies as a material fact, that has clearly been known by its former and current controlling shareholder; and should have been timely disclosed as such by CEMPACASMAYO in compliance with its information disclosure obligations and the material facts regime.

Without prejudice to the above conclusion, in the present case —regarding the relevance of the information contained in the cited valuation report— it is necessary to highlight that on pages 8 and 10 of said report, PwC states: that it knew “certain private information,” that it incorporated adjustments to the price established in the SPA —that is, it knew the price indicated in the SPA—, the amount of the Transaction Costs (as per SPA), the amount of Discovered Leakage (as per SPA), and Threshold (as per SPA), the amount of Discovered Leakage (as per SPA), and highlights the «Final purchase price (as per SPA)» of S/ 1,640 million, a figure that coincides with the S/ 1,640,327,224.69 (S/ 1,640 million) which, according to what was reported on page 8, item 6.1, of the material fact of CEMPACASMAYO of May 22, 2026, is the total that HOLCIM paid for the purchase of 99.99% of shares of ASPI.

In that sense, this additional information of the particular case, which is evidently relevant, reinforces the conclusion that the Valuation Report of CEMPACASMAYO (and/or of ASPI) qualifies as a material fact.

In addition to the foregoing, it should be noted that in item 24 of Annex 1 of the Material Facts Regulations, it is expressly established as a reporting obligation the «24. Valuation reports prepared by specialized companies, audit firms, banks, investment banks or persons in connection with public securities offerings or a due diligence.»

If the PwC valuation report was prepared and issued in March 2026, 2 or 3 days before the Transaction was consummated (March 30, 2026) which triggered the Tender Offer, it is contrary to reality —and is at odds with common sense, in addition— to pretend to hold that said report is unrelated to the public offering framework. The causality is direct: without the SPA there is no Tender Offer; the PwC report considers the SPA price; therefore, the report objectively falls within the OPA framework.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

Consequently, the document is not the result of an eventual engagement or for tax payment purposes, but rather had a relationship with certain aspects of the SPA, and therefore, of the OPA obligation triggered by its execution.

2.	UNENFORCEABILITY OF THE PRIVATE SUBJECTIVE PURPOSE

The assertion that FARRAGUT commissioned said valuation report with the sole and exclusive purpose of supporting eventual or possible requirements of the Tax Administration constitutes, as such, merely the expression of a private subjective purpose.

This intention, which is subjective and private, does not transmute or eliminate the material and objective nature of said report, which is to be or constitute a financial valuation of a securities market issuer.

The duties and obligations of informational transparency to the securities market are matters of public order and cannot be evaded, conditioned, or emptied of content by alleging fiscal purposes of a shareholder that is a member of the same economic group.

3.	DISCREPANCY BETWEEN THE AMOUNT OF S/ 5,100 MILLION COMMUNICATED ON DECEMBER 16, 2025, AND THE AMOUNTS IN THE VALUATION REPORT OF MARCH 2026

In the material fact of December 16, 2025, CEMPACASMAYO communicated to the securities market that the Transaction (sale of ASPI and/or of the 50.01% of CEMPACASMAYO) implied a valuation of S/ 5,100 million that was a multiple of nine times EBITDA based on the twelve-month period ending in September 2025 that marked a record for the company. In said communication, CEMPACASMAYO emphasized that this transaction represented “a very high return for shareholders as it represents a very significant premium over the current stock market capitalization value”.

In relation to that amount, from the review of the cited Valuation Report of ASPI and/or CEMPACASMAYO of March 2026 —presented to the SMV by CEMPACASMAYO under a supposed “tax secrecy”—, a financial discrepancy visible at first glance is noted.

Thus, on page 9 of said report, the valuation firm indicates that, applying the Discounted Cash Flow (DCF) method, the enterprise value of CEMPACASMAYO is S/ 4,422 million, and that the Shareholder Value is S/ 3,031 million. Likewise, on page 10 of the report, it is indicated that the final purchase price as per the SPA was S/ 1,640 million that would have been agreed for 99.99% of the shares of ASPI and for 50.01% of the common voting shares of CEMPACASMAYO.

There are several gaps between the publicly announced S/ 5,100 million and those 3 amounts indicated in the cited valuation report; which is why, in application of the rules set forth, it is necessary for said differences to be explained.

Additionally, it should be noted that CEMPACASMAYO cannot shield itself behind ignorance or behind the fact that it was a third-party engagement. Section 9.2 of Article 9 of the Material Facts Regulations is of strict application, which establishes the presumption that the issuer has knowledge of a fact or information when it originates in its own organization or controlling shareholder. Since FARRAGUT was at that time an indirect shareholder of CEMPACASMAYO, and since FARRAGUT is an offshore entity controlled by the same controller of ASPI and CEMPACASMAYO (Mr. Hochschild), said presumption fully applies. Moreover, the fact remains that it has been CEMPACASMAYO itself that delivered said report to the SMV.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

For the foregoing reasons, CEMPACASMAYO’s refusal to recognize the Valuation Report of CEMPACASMAYO and/or ASPI of March 2026 as a material fact lacks any regulatory basis since it is grounded in considerations that are contrary to the regulatory framework, additionally constituting an undue resistance to the full observance of the duty of informational transparency required in the Peruvian securities market, whose unrestricted compliance is safeguarded by the SMV.

Consequently, said Valuation Report of CEMPACASMAYO and/or ASPI as of March 2026, because it contains information with significant potential influence —that has not been timely disclosed—, must be revealed as a material fact in compliance with the applicable regulations.

C.	THE PUBLIC DESIGNATION OF CONFIDENTIALITY AND TAX SECRECY AS AN ACT OF DISSEMINATION OF INACCURATE INFORMATION

An issuer with securities registered in the RPMV knows, or is inexcusably obligated to know, the regulation of the securities market and the standards of transparency and investor protection that govern it.

When CEMPACASMAYO discloses the material fact of May 22, 2026, expressly stating before the market that the valuation report of ASPI —which contains the valuation of CEMPACASMAYO itself— does not constitute a material fact and that its content is protected by the tax secrecy contemplated in Article 2, Section 5, of the Constitution, it is not exercising a legitimate right of defense nor communicating relevant information to the market. It is, on the contrary, disseminating among investors inaccurate information that lacks any legal basis.

The seriousness of this conduct lies in the fact that the issuer utilizes the formal regime of material facts —legally designed to make transparent the reality of issuers—, to erect a barrier of opacity, pretending to attribute a supposed and non-existent constitutional shield to a document of a corporate and financial nature, whose foundation is the theory of corporate finance. It is not a matter of a tax declaration, of deductions or additions to the taxable base, of a secret formula, or of something invented by someone.

By publicly qualifying the valuation of a company —which in this case is information that qualifies as a material fact, and that by mandate of the Law and the Material Facts Regulations is of mandatory disclosure to the market by referring to the issuer and being related to the transaction that triggers the OPA— as “confidential” and “protected,” the issuer distorts the market’s perception to the extent that it induces investors, in general, and minority shareholders, in particular, to erroneously consider that they lack the right to access said information —whose character is fundamental— for the formation and adoption of their investment decisions.

This violation is aggravated by the fact that upon carefully evaluating the issuer’s arguments, it is found that the supposed “tax secrecy” that has been invoked does not apply to a valuation report of an issuer. The use of a constitutional guarantee as a pretext to omit the disclosure of said valuation report converts the communication of May 22, 2026 into an act that frontally violates the mandate of Article 10 of the Securities Market Law and other rules related to the material facts regime, due to the absence of legal basis for the reasons invoked.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

D.	THE DELIVERY OF INFORMATION “ON A RESERVED BASIS” WITH PROHIBITION OF DISCLOSURE TO THE MARKET, IMPLIES A FAILURE TO RECOGNIZE THE ROLE OF THE SMV AS REGULATOR OF THE SECURITIES MARKET

In its referred communication of May 22, 2026, addressed solely to the SMV, CEMPACASMAYO submitted to the supervisor the cited valuation report indicating that it is being delivered “on a reserved basis” and transferring the condition imposed by PwC and by itself, in the sense that said document may not be disclosed to third parties other than the SMV; nor cited, reproduced or referenced in material fact disclosures or in the OPA information prospectus.

In this regard, it is necessary to point out that the SMV is not, and does not operate as, a confidential repository for the safeguarding of confidential or secret information of an issuer or of its economic group. The utility of financial and corporate information in the securities market resides, solely and exclusively, in its capacity to eliminate information asymmetry and for this purpose the disclosure thereof is necessary so that investors can access said information, thus guaranteeing correct and equitable price formation. Delivering to the SMV a valuation report that is fundamental for the analysis of the issuer and for supervising the compliance of its obligations, but imposing a restriction or impediment of disclosure to the market and investors, is entirely without purpose and only evidences a profound lack of understanding regarding the function of the SMV as regulator and supervisor of the securities market.

Article 10 of the Consolidated Text of the Securities Market Law is imperative by establishing that «once received by the respective institution, the information is of public access.» The final and material recipient is not the SMV in its internal sphere, but the market as a whole.

To pretend that the regulator receive and archive relevant information pertaining to the value of the shares, indicating that it cannot be used, nor revealed to minority shareholders, completely denatures the institutional and legal design of the securities market.

Moreover, the intent to accompany this delivery with warnings or conditions threatening to impute administrative liability to the SMV’s officials if they proceed to disclose or deliver the document, constitutes an attitude contrary to the supervisory functions that is inadmissible. Conditioning the fulfillment of a duty of disclosure so that the State assumes a pact of silence to the detriment of investors not only lacks common sense logic, but subverts the principle of authority and the protective legal mandate that the SMV is obligated to and must exercise.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

E.	REFUSAL TO DISCLOSE THE INFORMATION OF THE SPA AND PRIMACY OF ECONOMIC REALITY OVER THE COMMUNICATED MATERIAL FACTS

Through Official Letter No. 7312-2025-SMV/11.1 of December 17, 2025, the SMV required CEMPACASMAYO to disclose all information of the Share Purchase Agreement (SPA) or its most relevant portions. However, by way of material fact disclosure of December 22, 2025, CEMPACASMAYO stated and communicated:

●	CEMPACASMAYO was not a party to or participant in any share purchase agreement of shares representing its capital stock, or of the capital stock of its shareholder ASPI, nor has it participated in the negotiations of the mentioned SPA.

●	Its controlling shareholder has informed it that the negotiations of the SPA would have been conducted solely between the shareholders of ASPI and the buyer (Holcim), together with their respective advisors, persons who were reported in the Reserved Material Fact.

It should be noted that the controlling shareholder of ASPI is or was Mr. Hochschild who is or was the controller of CEMPACASMAYO and its Chairman of the Board of Directors.

●	CEMPACASMAYO has not had any meeting with HOLCIM in connection with the negotiation of the SPA, but the insiders listed in the cited reserved material fact have indeed participated in meetings with HOLCIM in the context of the due diligence conducted on CEMPACASMAYO.

It should be highlighted that in said reserved material fact disclosure, 06 directors of CEMPACASMAYO appear including Mr. Hochschild; his General Manager, Mr. Nadal; his Legal Counsel at that time, Mr. Jorge Durand, who has also been a director of ASPI; and additionally one of his Chief Financial Officers at that time, Mr. Manuel Ferreyros, who has held executive positions within the Hochschild group.

●	We have no knowledge of any valuation process carried out by the shareholders of ASPI or Holcim.

●	CEMPACASMAYO has not engaged any advisor, consultant, auditor or third party to participate in the process of negotiation or execution of the SPA, or in any valuation of CEMPACASMAYO and/or ASPI, or for conducting due diligence on CEMPACASMAYO and/or ASPI. CEMPACASMAYO’s knowledge of the identity of third parties and/or advisors of the sellers or of the buyer of the shares of ASPI is limited to the list of insiders of the reserved material fact of September 9, 2025.

●	Regarding the valuation at S/ 5,100 million that was communicated as a material fact on December 16, 2025, CEMPACASMAYO states that this was communicated to it by its controlling shareholder.

It should be highlighted that this amount was communicated by CEMPACASMAYO in the material fact of December 16, 2025, and CEMPACASMAYO also declared that it would continue to report to the market, in a timely manner, all information that qualifies as a material fact.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

●	In response to the requirement to reveal the content of the SPA, CEMPACASMAYO has stated that it is not a party, nor has it participated in the negotiations of the SPA, and therefore cannot reveal its content.

In the material fact of April 6, 2026, CEMPACASMAYO reported:

●	In the minutes of the board of directors meeting of September 9, 2025, submitted to the SMV as part of the request for a reserved material fact, the participation of CEMPACASMAYO in the audit process (due diligence) and in the agreements that the controlling shareholder maintains with HOLCIM and any third party for the potential transfer of its shares was approved.

In said minutes, it is verified that it was Mr. Hochschild himself who proposed this item for the board’s approval, which was approved without his participation, and agreeing: To grant in the most express manner and as broadly as possible all powers sufficient in favor of Mr. Raimundo Morales, Humberto Nadal, Jorge Durand; and, Manuel Ferreyros, so that in the name and on behalf of CEMPACASMAYO, any of them, acting individually or jointly with another representative, may represent CEMPACASMAYO and perform all acts that may be necessary for the Potential Transaction, being authorized to sign any private or public document that may be required by the company.

It should be noted that the cited Mr. Nadal, according to the information provided by CEMPACASMAYO, has been a Director of the cement company since 2008 and General Manager since 2011, that is, for 19 and 15 years, respectively; and has furthermore been a Director of ASPI since at least 2013 and General Manager and/or Legal Representative of ASPI since 2008.

In this manner, since December 17, 2025, the SMV has been requiring CEMPACASMAYO to disclose all information of the SPA or its most relevant portions, in response to which CEMPACASMAYO has been maintaining a repeated refusal arguing that «it was not a party to or participant in any share purchase agreement (…) nor has it participated in the negotiations of the mentioned SPA», limiting itself to stating that its knowledge derives solely from what its controlling shareholder informs it.

From the evaluation of the responses formulated by CEMPACASMAYO and the communications signed by HOLCIM, a systematic conduct aimed at evading the compliance of information disclosure obligations to the market is observed.

The issuer intends to utilize contractual formalisms (the principle of relativity of contracts, by which a contract only creates rights and obligations for the contracting parties that sign it, without benefiting or prejudicing third persons unrelated to the agreement) and corporate fictions that are legally unenforceable against the SMV and the legal mandate of transparency of the securities market.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

This refusal by CEMPACASMAYO (and by its former and current controller) lacks any basis and would constitute a series of non-compliances with the material facts regime for the following reasons:

1.	PRIMACY OF ECONOMIC REALITY IN THE TRANSACTION

CEMPACASMAYO and HOLCIM maintain, from a strictly formal perspective, that the SPA pertains to the shares of ASPI and that no price has been expressly agreed for the shares of CEMPACASMAYO.

Notwithstanding, in line with the Principle of Primacy of Reality that applies to securities market supervision, it is a fact that ASPI is a holding company whose economic activity is to hold the shares that confer control over CEMPACASMAYO.

As this IGSC has determined in analogous cases of transfer of control through corporate vehicles, when a parent holding company lacks operations of its own and its value derives essentially from the underlying operating company, the acquisition of 100% of said parent company constitutes, materially and economically, the acquisition of the underlying asset. This reality is recognized in the cited PwC valuation report, and by its nature could not be otherwise.

To attempt to separate the value and effects of the SPA over the holding company (ASPI) from the operating company (CEMPACASMAYO) constitutes a fiction without economic substance.

This factual reality was publicly acknowledged by CEMPACASMAYO (and by its controller ASPI and/or Mr. Hochschild) when revealing on December 16, 2025 that the valuation of the Transaction (S/ 5,100 million) implied a multiple of 9 times the EBITDA of CEMPACASMAYO.

Consequently, the SPA has regulated factually and materially the transfer of control and the intrinsic valuation of CEMPACASMAYO, making its content a document of relevance that the market has the right to know and that cannot and should not be prejudiced by said refusal that is contrary to the Law.

2.	DIRECT IMPACT ON THE ISSUER’S SPHERE: IMPOSITION OF BURDENS AND OBLIGATIONS

The central argument of CEMPACASMAYO to deny disclosure of the SPA is that the company has not directly assumed burdens or obligations under it.

This assertion has been expressly contradicted by HOLCIM itself, which, in its letter attached to the material fact of May 22, 2026, has publicly reported that the SPA contains Section 6.01, which establishes obligations on the sellers to «cause the Transferred Companies -among which CPAC and subsidiaries are included- to perform (or refrain from performing) certain specified actions».

Under corporate law, for the controlling shareholder or the future controller to agree that the issuing company will halt or condition its activities (obligations not to do) constitutes a direct restriction on the management autonomy of CEMPACASMAYO.

These contractual limitations, which restrict the operational, financial, and commercial capacity of the company during the interim period until the closing of the transaction, directly impact the development of the business and, therefore, the asset interests of minority shareholders.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In addition, it should be noted that on page 10 “Valuation Results of Inversiones ASPI S.A.” of the cited valuation report in the possession of CEMPACASMAYO, in relation to the final purchase price (as per SPA) of S/ 1,640 million, it is stated:

«Additionally, there is an escrow account for 185 million PEN deducted from the cash payments at the time of closing of the transaction for the direct sale of 99.99% of the shares of Inversiones ASPI, whose balance will be released on future dates according to conditions established in the SPA. The escrow amount forms part of the Company’s value and we understand will be subject to payment of the corresponding taxes once received by the sellers. The adjustments arising from the SPA are adjustments to the price effectively agreed between independent parties and involving substantially elements of debt, as well as those elements that any market participant would have considered for purposes of the determination of value.»

As we can see, in said report, the existence of “an escrow account for 185 million PEN deducted from the cash payments at the time of closing (…) whose balance will be released on future dates according to conditions established in the SPA” is indicated. In this regard, it is not specified whether those S/ 185 million were or were the property of ASPI or CEMPACASMAYO, and it should be noted that in ASPI’s 2025 financial statements that are set forth on page 23 of the report, a cash and cash equivalents balance is shown and a total current assets of only S/ 10.6 million.

In this manner, by not revealing to the market, to the more than 10 thousand minority shareholders of CEMPACASMAYO and to the more than 10 million SPP affiliates with an interest in CEMPACASMAYO’s relevant information, such as the SPA price, the company’s value, an escrow account for 185 million, and the conditions restricting the issuer’s operations, it flagrantly violates Article 3 of the Material Facts Regulations.

Therefore, said information should have been timely communicated as a material fact by CEMPACASMAYO; without prejudice to the foregoing, said non-compliance must be remedied at the earliest possible time.

3.	LEGAL PRESUMPTION OF CORPORATE KNOWLEDGE (ARTICLE 9.2 OF THE MATERIAL FACTS REGULATIONS)

CEMPACASMAYO’s position, arguing ignorance of the terms of the SPA for not being a signatory thereof, collides frontally with the mandate of Article 9, Section 9.2, of the Material Facts Regulations.

Said provision establishes the following presumption:

«It is presumed that an Issuer has knowledge of a material fact pertaining to it when such fact originates in its own organization or controlling shareholder. (…) Additionally, it is considered that an Issuer has knowledge of a material fact pertaining to it that originates in the controlling entity of its economic group, when there are reasonable indications that its principal officers have become aware of the fact or if the Issuer could reasonably have known of it.»

In the present case, according to the information reported by CEMPACASMAYO, the negotiations and the execution of the SPA were led by Mr. Hochschild, who in turn served as Chairman of the Board of Directors of CEMPACASMAYO and was the controller of the economic group of which the cement company was a part. Likewise, the cited Mr. Nadal simultaneously serves as General Manager of CEMPACASMAYO (since 2011) and of Inversiones ASPI (since 2008), which grants him access to and full knowledge of all information of both companies.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

In addition, both directors are part of the list of insiders of the cited reserved material fact of September 9, 2025, which indicates persons who participated in the due diligence process conducted on CEMPACASMAYO by HOLCIM.

Therefore, the mere invocation of not having been a direct party to the SPA does not constitute, under any circumstance, a defense exempting from compliance with the disclosure obligations established in the securities market regulations.

The identity of controllers and legal representatives between the seller (ASPI and/or Mr. Hochschild) and the issuer (CEMPACASMAYO) makes it legally inadmissible for the issuer to allege ignorance about a contract that dictates its own change of control and determines the reference price for the subsequent Tender Offer.

4.	THE SPA REGULATES THE CHANGE OF CONTROL OF CEMPACASMAYO

According to what was reported by CEMPACASMAYO (and by its controlling shareholder), in the material fact of December 16, 2025 and May 22, 2026; the SPA was executed on the same date or a date prior thereto.

In this regard, it should be noted that in HOLCIM’s letter attached to the material fact of May 22, 2026, it asserts: «We inform you, as a sworn declaration, that we have not executed any agreement, side letter, shareholder agreement, or any other agreement additional to the SPA of December 16, 2025». Therefore, according to HOLCIM, the SPA was signed by the selling and purchasing parties on December 16, 2025.

In this letter, HOLCIM is the one reporting that «Only a valuation was performed for tax purposes in Peru for the payment of the income tax of a non-domiciled entity. Such valuation was requested by Farragut Holdings Inc., and was delivered by the latter to Holcim prior to the closing of the transaction.» In this regard, it is powerfully noteworthy that it is HOLCIM reporting that an offshore company controlled by Mr. Hochschild and not by HOLCIM, was the one that commissioned the preparation of the cited Valuation Report of ASPI and/or CEMPACASMAYO of late March 2026 (issued between March 25 and 30, 2026), and that it was delivered to it prior to the closing of the Transaction, reported by CEMPACASMAYO on March 30, 2026.

5.	DISCLOSURE OF THE SPA PRICE IS A DUTY AND LEGAL OBLIGATION

Without prejudice to the foregoing, it is necessary to note that the disclosure of the SPA price that is determinative of the price paid for the common voting shares of CEMPACASMAYO is a duty and an obligation of CEMPACASMAYO and of its controller HOLCIM (who is moreover the offeror and obligated to make the Tender Offer), in application of the following provisions of the Tender Offer Regulations:

«Article 48.- OBLIGATIONS OF THE VALUATION FIRM

(…)

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

Likewise, in the cases under Article 6, subsection a), the valuation firm must determine the amount of the consideration in cash and/or in securities in the transactions that generated the obligation to make the offer. The minimum price may in no case be less than said amount.

It is the responsibility of the party obligated to make the offer to provide the valuation firm with the information it requires to perform the valuation process.

(…)

ANNEX II

I. Information about the OFFEROR:

(…)

f) Agreements between the offeror and the holders of the shares or other securities subject to the OPA, or between their respective related parties and those that have a relationship with the target company and that may influence the decisions of potential accepting parties, including an express declaration from the former indicating that no payments, compensation, donations, or considerations of any kind or for any reason have been made or will be made in favor of any of said holders or their related parties, other than the consideration offered in the OPA. Likewise, when a prior indirect acquisition has been effected, an additional express declaration from the offeror must be included indicating that the consideration offered in the OPA is, at a minimum, equivalent to the consideration paid in said prior acquisition.

(…)

g) Information about the economic activity and financial situation of the offeror, identifying its equity, sales, total assets, indebtedness, and results, making express reference to any caveat or relevant indication in the audit reports, accompanied by its audited financial statements for the last annual fiscal year and unaudited for the last quarter, except when the latter coincides with the close of the fiscal year. In the event the offeror was incorporated during the current calendar year, the information shall be relative to the shareholders or founders. Likewise, when the offering company forms part of an Economic Group, the consolidated financial information for the periods indicated above of the companies that comprise said Economic Group on a consolidated basis must be included. (…)

(…)

Likewise, CONASEV may ex officio require the offeror and third parties any other information not provided for in the preceding article when it deems it relevant for investors to adopt the decision whether or not to accept the OPA. The offeror and the target company must disclose to the market in a sufficient and timely manner the additional information that CONASEV requests, without prejudice to CONASEV ordering its disclosure through the Registry and the corresponding stock exchange.»

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

As can be seen, pursuant to the first provision of the Tender Offer Regulations, in cases of indirect acquisitions such as the present case, the valuation firm must have and/or know the amount of the consideration in the transactions that generated the OPA obligation; that is, it must know the SPA price, and HOLCIM is obligated to provide it. It should be reiterated that the PwC valuation firm had knowledge of the SPA price.

Likewise, the Tender Offer Regulations require that in cases of prior indirect acquisitions, a sworn declaration of the offeror (HOLCIM) must be included indicating that the consideration offered in the OPA is at least equivalent to that paid in said prior acquisition (in the SPA). To supervise this HOLCIM declaration, it is necessary to know the SPA and the price agreed therein, and the SMV has the duty and legal obligation to supervise all relevant information.

In addition, the Tender Offer Regulations require that as part of the OPA prospectus, the most recent financial statements of the offeror (HOLCIM and/or ASPI) be included, and therein, pursuant to IFRS, the acquisition cost of ASPI must be disclosed (which is the SPA value and which is moreover a reference and closely linked to the acquisition value of CEMPACASMAYO).

Regarding this last point, it should be highlighted that by written communication of June 17, 2026, regarding the OPA that it is obligated to formulate, HOLCIM has requested via exception to be granted: (1) that the OPA be formulated by ASPI and not HOLCIM; and that (2) For purposes of the OPA, it present: (i) the 2025 consolidated annual audited financial statements of HOLCIM; and, (ii) the semi-annual unaudited consolidated financial statements (as of June 2026) of HOLCIM and, as applicable, the semi-annual unaudited individual financial statements (as of June 2026) of HOLCIM. As an illustration, it should be noted that the group controller is HOLCIM and that by virtue of its request, ASPI could be the offeror of the OPA, and therefore the SMV could also require the financial statements of ASPI, which is inclusive information that has been provided to PwC.

In case all the aforementioned obligations were not sufficient, the SMV is authorized to require from the offeror (HOLCIM) any other information when it deems it relevant for investors to adopt decisions regarding the OPA.

In this manner, the information asymmetry generated by the withholding of the SPA prejudices the correct price formation and the right to information of investors. The share purchase agreement or SPA, by having regulated the change of control of the issuer, established obligations over its operational management, having been used in the cited valuation report and having set the other economic parameters that will affect the Subsequent Tender Offer, constitutes material information with significant influence that must be known by the market.

Consequently, CEMPACASMAYO is required to comply with its duty of transparency and to disclose, immediately, all of the SPA or, failing that, the clauses and relevant conditions of the SPA that directly or indirectly affect the valuation, operations, restrictions, and control of the company, especially if it is information of the greatest relevance with respect to the Subsequent Tender Offer that the buyer will be required to make and without which it will be difficult to maintain that the minority shareholders of the issuer will be able to adopt a truly informed decision to face said Subsequent Tender Offer.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

F.	DUTY OF COOPERATION AND PROCEDURAL GOOD FAITH

It is indispensable that at all times it be borne in mind that the conduct of the administered parties is governed by the Principle of Procedural Good Faith, established in Article IV, Section 1.8, of the Preliminary Title of the Consolidated Text of the General Administrative Procedure Law, approved by Supreme Decree No. 006-2026-JUS (hereinafter, Consolidated Text of the LPAG).

In this context, addressing the requirements of the authority in an evasive manner, opposing private instruments against requirements for public information, and providing ambiguous information constitutes a direct contravention of the duties of the administered party, established in Article 56, Sections 1 and 2, of the Consolidated Text of the LPAG; which would qualify as obstructive conduct vis-à-vis the supervisory function.

Likewise, it should be borne in mind that the obligation to disclose information in the securities market is not satisfied through strictly formal responses or sustained by restrictive interpretations of corporate knowledge, but rather through diligent action aimed at ensuring that the market has truthful, sufficient, and timely information for the proper making of investment decisions.

Consequently, it is incumbent upon CEMPACASMAYO to take all necessary measures to gather, verify, and provide the information required by this Superintendency regarding the supervision matter, considering the special relevance that it has for the market, for minority shareholders, and for SPP affiliates.

G.	REGARDING THE REQUIREMENTS FORMULATED WITHIN THE FRAMEWORK OF THE SMV’S POWERS

The formulated requirements have the purpose of supervising compliance with the information disclosure obligations legally required of CEMPACASMAYO, such as the duty to disclose its material facts in its capacity as an issuer with securities registered in the RPMV; it being necessary to observe that the information to be revealed must be truthful, sufficient, complete and timely; an obligation that acquires greater importance and relevance in the context of a change of control that, moreover, has generated the obligation to formulate a Subsequent Tender Offer, it being indispensable to make available to investors and the market all the information necessary that precedes and follows the transaction that generated said obligation, so that they may adopt informed investment decisions.

Likewise, it should be borne in mind that the disclosure of information by issuers should not be the result of requirements, including repetitive ones, from the supervisor; but rather from the scrupulous observance of the information disclosure obligations that fall, in this case, on CEMPACASMAYO.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

The fact that the IGSC must resort to repeated information requirements constitutes evidence that the relevant information that has been disclosed by CEMPACASMAYO would not be meeting the fundamental requirements of transparency regarding truthfulness, sufficiency, and timeliness of the information being disclosed; established and required by Article 10 of the Consolidated Text of the Securities Market Law.

III.	INFORMATION REQUIREMENTS

Consequently, within the framework of the supervisory actions carried out by the IGSC pursuant to the provisions of Articles 10 and 30 of the Consolidated Text of the Securities Market Law, as well as Articles 3, 4, 8, 9, Sections 9.1 and 9.2, and 27 of the Material Facts Regulations, and taking into consideration all the foregoing, your represented company is required to provide the following:

REITERATIVE REQUIREMENTS

1. The requirement formulated in item 6 of Official Letter No. 7312-2025-SMV/11.1 of December 17, 2025 is reiterated, pursuant to which you shall present the technical and mathematical support, and the exact origin of the figure of S/ 5,100 million disclosed in the material fact of December 16, 2025, providing the internal reports, communications with the controlling shareholder, or minutes of meetings that demonstrate who calculated said figure, what specific variables composed it and why reasons it was publicly disclosed as an indicator of the Transaction value, which implied the sale of 50.01% of the capital stock of CEMPACASMAYO.

2. The requirement formulated in item 7 of Official Letter No. 7312-2025-SMV/11.1 is reiterated, pursuant to which it shall disclose the entire content of the SPA or, failing that, the content of its clauses and relevant conditions that directly or indirectly affect the valuation, operations, restrictions, control, or other significant aspects of CEMPACASMAYO.

3. The requirement formulated in item 9 of Official Letter No. 7312-2025-SMV/11.1 is reiterated, pursuant to which it shall report, specifically and in detail, what were the conditions precedent agreed upon and satisfied for the execution of the SPA, considering the provisions of Article 8, Sections 8.1 and 8.3, of the Material Facts Regulations; it being necessary to specify the nature of each condition, the parties involved, the exact date of its formal fulfillment, and in what manner CEMPACSMAYO became aware of the fulfillment of all conditions precedent for the closing of the Transaction.

4. The requirement formulated in item 2 of Official Letter No. 2152-2026-SMV/11.1 of May 11, 2026 is reiterated, and it must clearly identify the restrictions and/or obligations to which CEMPACASMAYO was subject as a result of the execution of the SPA; as well as detail whether there were annexes to the SPA, consents or waivers related to the restrictions and obligations established or applicable to CEMPACASMAYO.

Additionally, you shall specify whether, during the period from the execution of the SPA (December 16, 2025) to March 30, 2026, there was any authorization granted by any of the parties that signed the SPA, to release any of the restrictions and/or obligations imposed on CEMPACASMAYO.

5. The requirement formulated in item 6.1 of Official Letter No. 2152-2026-SMV/11.1 is reiterated, pursuant to which it shall report the amount corresponding to the economic value assigned directly or indirectly to the shares of CEMPACASMAYO acquired by HOLCIM, which must reflect the entirety of the direct and indirect economic consideration paid, providing the document that supports the calculation thereof (internal valuation reports, internal management reports, or other) and the criteria used for the determination of the price; that is, the information that supports the amount or the allocation of the value of the shares of CEMPACASMAYO.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

6. The requirement formulated in item 3 of Official Letter No. 2152-2026-SMV/11.1 is reiterated, pursuant to which it must report on the start date and the end date of the due diligence process.

Likewise, you must request from your controller HOLCIM the submission of the «due diligence summaries» resulting from the due diligence process conducted on CEMPACASMAYO and disclose them; inasmuch as these reports served as support to evaluate the indirect acquisition of control in CEMPACASMAYO and, consequently, contain relevant information that has not been disclosed to the market, notwithstanding the duty of transparency that must prevail in the context of a Subsequent Tender Offer.

Additionally, CEMPACASMAYO and/or HOLCIM shall consider the provisions of Articles 3, 4, 5, 8, Section 8.1, and 16, Section 16.2, and of Annex 1, items 24 and 29, of the Material Facts Regulations.

7. The requirement in item 3 of Official Letter No. 2152-2026-SMV/11.1 is reiterated, pursuant to which CEMPACASMAYO shall, in compliance with the regulations and under all the considerations set forth in the present document and in referenced documents, communicate as a material fact the cited valuation report of ASPI and/or CEMPACASMAYO of March 2026 of ANNEX 1.

In addition, CEMPACASMAYO must report the exact date on which the preparation of the report was commissioned, and on what date it became aware of it.

NEW REQUIREMENTS

8. Explain and clarify the nature of the existing differences between the S/ 5,100 million publicly announced, the S/ 4,422 million (enterprise value), S/ 3,031 million (shareholder value); and, the S/ 1,640 million (final purchase price as per SPA) indicated in the valuation report of March 2026.

It should be specified what variables or factors composed the figure of S/ 5,100 million; whether said figure was subsequently adjusted and, if so, what those adjustments consisted of; and if that is the case, the reasons why said adjustment was not updated or communicated to the market as a material fact, and its effect on the stock market quotation of CEMPACASMAYO shares.

9. Considering that the board of directors of CEMPACASMAYO agreed, on September 9, 2025, the participation of CEMPACASMAYO, of its directors, of its general manager and of 2 other executives in the audit process (due diligence) and in the agreements that the controlling shareholder maintains with HOLCIM; report the reasons why CEMPACASMAYO insists in asserting that it did not participate in the due diligence, nor in the SPA, nor in anything related to the Transaction.

10. In connection with the request in item 3 above, you are required to list and detail the specific acts, corporate decisions, abstentions, internal authorizations, or material actions carried out by CEMPACASMAYO within the framework of the restrictions or obligations established in the SPA.

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

11. Report the reasons why it failed to communicate on March 30, 2026, as a material fact, that the obligation on the part of HOLCIM to formulate a Tender Offer over the common voting shares of CEMPACASMAYO had arisen. It did so only on May 14, 2026.

12. Report the reasons why it failed to communicate on April 10, 2026, as a material fact, that HOLCIM had initiated an administrative proceeding before the SMV to begin the process of selecting the valuation firm that will determine the minimum price of said shares of CEMPACASMAYO to be taken into account for the formulation of the subsequent Tender Offer.

13. Report the reasons why it failed to communicate on June 17, 2026, as a material fact, that HOLCIM had initiated an administrative proceeding before the SMV requesting that 2 exceptions be granted within the framework of said OPA over said shares of CEMPACASMAYO.

14. Report the reasons why it failed to communicate in a timely manner, as a material fact, the cited valuation report of ASPI and/or CEMPACASMAYO of March 2026.

15. Report the reasons for which it would have disseminated inaccurate information by stating that the cited valuation report of ASPI and/or CEMPACASMAYO of March 2026 is “protected by the tax secrecy contemplated in Article 2, Section 5, of the Constitution”; when it is merely a professional report of financial content that bears no relation to what the Tax Code defines as tax secrecy.

16. Attach all supporting documentation that you deem necessary and pertinent to evidence and support your responses and arguments.

17. In the event that the facts set forth above are not precise, please clarify them in a detailed and documented manner.

18. Any other information and/or additional supporting documentation related to the matters of the present requirement and official letter.

The present requirement must be addressed within a maximum period of five (05) business days, counted from the business day following notification of this official letter, through the route corresponding to the “Material Facts” of the MVNet System, attaching in its communication a copy of the present official letter and its annexes. Additionally, your represented company must include in its communication in response to the information requirements: (a) a copy of the information requirements that must necessarily be addressed to its shareholder Inversiones ASPI (sending it the present official letter), (b) a copy of the requirements that must also be made to HOLCIM to address the present official letter; (c) a copy of the responses received from Inversiones ASPI and HOLCIM.

Finally, your represented company is reminded that, in observance of the cited regulations, it must comply with its obligation to keep the market informed regarding any act, fact, or set of circumstances with significant potential influence, and must take the necessary measures to ensure full compliance with the obligations that emanate from the securities market regulations, as well as to address the requirements made by the Superintendencia del Mercado de Valores; it being necessary to note that non-compliance with said requirements is conduct subject to sanction in accordance with the provisions of the Sanctions Regulations, approved by SMV Resolution No. 035-2018-SMV/01.

Without further ado, I remain at your disposal.

Sincerely,

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PERU - Ministerio de Economia y Finanzas - SMV Superintendencia del Mercado de Valores

Alix Godos

General Superintendent

General Superintendency of Conduct Supervision

DCA/MAV

EGLL/RP

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Annex 2

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

San Isidro, July 07, 2026

OFFICIAL LETTER Nº 3171-2026-SMV/11.1

Sir

Humberto Nadal del Carpio

Chief Executive Officer

Cementos Pacasmayo S.A.A.

Calle La Colonia Nº 150, Urbanización El Vivero, Surco

Present. -

Ref.: (a) Extension Request – Letter dated 07/06/2026

(b) OFFICIAL LETTER N° 3113-2026-SMV/11.1 dated 07/03/26

File Nº 2026022680

We are writing to you regarding your written request (a) of the reference, through which Cementos Pacasmayo S.A.A. (hereinafter, CEMPACASMAYO) requests the Superintendency of the Securities Market – SMV to grant an additional extension of five (05) business days to the period indicated in Official Letter (b) of the reference—which was also five (05) business days—to respond to the requirements made in said document

In this regard, following the evaluation carried out on the request submitted by CEMPACASMAYO, and considering: (1) the provisions of Article 147, numerals 147.2 and 147.3, of the Single Ordered Text of Law N° 27444 – Law of General Administrative Procedure, approved by Supreme Decree N° 004-2019-JUS; (2) the fundamental supervisory function of the securities market regulation under the responsibility of the SMV, established in Article 1 of the Single Harmonized Text of the Organic Law of the SMV, approved by Decree-Law N° 26126; (3) the time elapsed since the communication of the material events (hechos de importancia) of 12/16/25, 12/22/25, 03/30/26, 05/14/26, and 05/22/26, cited and referenced in OFFICIAL LETTER N° 3113-2026-SMV/11.1; (4) the content and scope of those material events, (5) the facts stated in OFFICIAL LETTER N° 3113-2026-SMV/11.1 and in the other requirement letters issued to CEMPACASMAYO, contained in Files N° 2025054605 and 2026022680, especially regarding CEMPACASMAYO’s responses stating that it is unaware of the information requested from it or arguing that it is protected information and that the SMV must keep it confidential; and, (7) the nature and scope of the requests made; the General Intendancy of Conduct Supervision – IGSC has decided to grant an additional period of three (03) business days —which will be calculated starting from the business day following the expiration of the five (05) business days period indicated in Official Letter N° 3113-2026-SMV/11.1—, which will unfailingly expire on Wednesday, July 15, 2026.

Finally, taking into account what is indicated in the preceding paragraph, as well as the provisions of Article 30 of the TUO LMV and Articles 6, 8, and 27 of the Regulation of Material Events and Confidential Information, approved by…

Av. Paseo de la República 3617 San Isidro Central : 610-6300 www.smv.gob.pe Página 1 de 2

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“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

Resolution SMV N° 005-2014-SMV/01 and its amendments; your represented entity is required to disclose, as a material event (hecho de importancia), within the corresponding period—that is, on today’s date—the following: (i) Official Letter N° 3113-2025-SMV/11.1 dated July 03, 2026; (ii) your extension request submitted on July 06, 2026; and, (ii) this Official Letter N° 3171-2026-SMV/11.1, through which the IGSC responds to your extension request.

With no further matters to discuss, we remain sincerely yours.

Sincerely,

César Figueroa Benites

General Intendent (e)

General Intendancy of Conduct Supervision

EGLL/ RPG

Av. Paseo de la República 3617 San Isidro Central : 610-6300 www.smv.gob.pe Página 2 de 2

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Annex 3

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, July 07, 2026

Sirs

FARRAGUT HOLDINGS, INC.

Present.-

Attention: Fredy Chalco

Reference: Request for information required by the Superintendency of the Securities Market through Official Letter No. 3113-2026-SMV/11.1

Dear Sirs,

We are writing to you in connection with the Valuation Report of Inversiones ASPI S.A. (“Aspi”) dated March 27, 2026, prepared by PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (“PWC”) on behalf of Farragut Holdings, Inc., for the purpose of determining the income tax arising from the sale of its shares in Aspi to Holcim Ltd. (the “Report”).

As you are aware, on May 12, 2026, Cementos Pacasmayo S.A.A. (“CPAC”) was notified of Official Letter No. 2152-2026-SMV/11.1, through which the SMV requested CPAC, among other information, to submit a copy of all valuation reports commissioned over the last three (03) years by CPAC, Aspi, and/or Mr. Eduardo Hochschild Beek. In response to said request, on May 22, 2026, CPAC submitted the Report to the SMV on a confidential basis, taking into account that, as indicated by PWC in its letter dated May 21, 2026, among other things: (i) the Report was not prepared for disclosure to the market nor as support for a commercial valuation in the context of a public offering; and (ii) the Report could not be disclosed to third parties other than the SMV, nor cited, reproduced, or referenced in the prospectus of the tender offer for CPAC’s common shares to be launched by Holcim Ltd. (the “OPA”), material events (hechos de importancia) or market communications, nor used as an input, reference, or parameter by actual or potential valuation entities within the framework of the OPA or any other process.

Notwithstanding the foregoing, through Official Letter No. 3113-2026-SMV/11.1, dated July 3, 2026 (the “Official Letter”), the SMV has required CPAC to publish the Report as a material event (hecho de importancia). We attach a copy of the Official Letter as Annex 1 for your reference.

In view of the foregoing, we request your consent to publish the Report as a material event, in order to comply with the SMV’s requirement. To this end, we would appreciate it if you could manage and obtain prior authorization from PWC.

Finally, we inform you that, although the SMV initially granted a period of five (5) business days to respond to the Official Letter, at CPAC’s request, an extension has been granted of three (3) additional business days, so the non-extendable deadline expires on July 15, 2026. Given the imminence of the expiration, we would appreciate it if you would please address this request as soon as possible.

In case you have any questions or comments regarding this communication, we ask that you please contact us to make the corresponding arrangements in a timely manner.

With no further matters to discuss, we remain sincerely yours.

Sincerely,

Gabriela Dañino Sinclair

CEMENTOS PACASMAYO S.A.A.

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Annex 4

Lima, July 07, 2026

Sirs

HOLCIM LTD

Present.-

Attention:	Norberto Ledea
Carlos Arata

Reference: Request for information required by the Superintendency of the Securities Market through Official Letter No. 3113-2026-SMV/11.1

Dear Sirs,

We are writing to refer to Official Letter No. 3113-2026-SMV/11.1 (the “Official Letter”) notified by the Superintendency of the Securities Market (“SMV”) to Cementos Pacasmayo S.A.A. (“CPAC”) on July 3, 2026, through which CPAC is required to provide certain information and documents related to (i) the transfer of 99.99% of the shares of Inversiones ASPI S.A.—the holding company of 50.01% of CPAC’s capital stock—in favor of Holcim Ltd (the “Transaction”), and (ii) the valuation of CPAC’s shares within the framework of the tender offer for CPAC’s common shares to be launched by Holcim Ltd in accordance with the Regulation of Public Tender Offers and Purchase of Securities for Delisting, approved by CONASEV Resolution No. 00009-2006 (the “OPA”). We attach a copy of the referred Official Letter to this letter as Annex 2.

In this regard, we would highly appreciate it if you could provide us with the information detailed in Annex 1 of this communication, and grant us your authorization to publish said information as a material event (hecho de importancia), for the purpose of complying with the SMV’s requirement.

We point out that several of the requirements included in Annex 1 reiterate or are related to the questions addressed by the SMV to CPAC through Official Letters No. 7312-2025-SMV/11.1 dated December 17, 2025, and No. 2152-2026-SMV/11.1 dated May 11, 2026, which were responded to by CPAC on December 22, 2025, and May 22, 2026, respectively. In that sense, we request that you provide us with as much additional information as possible to supplement the SMV’s requirements.

Additionally, we ask you to take into account that the deadline granted by the SMV to CPAC to respond to the Official Letter will non-extendably expire on July 15, 2026. In view of this, we request that you provide us with the requested information as soon as possible.

We remain at your disposal in case you have any questions or comments regarding the requested information.

Sincerely,

Gabriela Dañino Sinclair

CEMENTOS PACASMAYO S.A.A.

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Annex 1

In order to address the requirement made by the SMV in the Official Letter, we hereby request the following from you:

1.	Regarding the figure of USD 1.5 billion reported by Holcim Ltd. in its press release published on December 16, 2025¹ as the valuation of the Transaction (which, we understand, is equivalent to the amount of S/ 5,100 million disclosed by CPAC in the material event of December 16, 2025):

a.	Submit the technical and mathematical support and the exact origin of said figure. In particular, please indicate: (i) the nature of said figure and its relationship with the Transaction, (ii) who calculated said figure, (ii) which specific variables or factors composed it, and (iii) for what reasons said figure was publicly disclosed as an indicator of the Transaction’s value. Additionally, if there are internal reports, communications with the sellers, or minutes supporting these calculations, we would appreciate it if you would share such information with us, if possible.

We point out that on December 15, 2025, our controlling shareholder, Inversiones ASPI S.A., notified us of the execution of the share purchase agreement between Holcim Ltd. and the controlling shareholders of Inversiones ASPI S.A. (the “SPA”) and also informed us that the value of the Transaction had been determined on the basis of a CPAC valuation of S/ 5,100 million (which, we understand, is equivalent to the aforementioned sum of US$ 1.5 billion), which represented a multiple of 9 times EBITDA based on the twelve-month period ending in September 2025. Based on this information, CPAC disclosed the material event of December 16, 2025, without having participated in the calculation of the figure, nor having had access to internal reports or supporting documents thereof.

Additionally, please specify whether the figure of US$ 1.5 billion (or S/ 5,100 million) was subsequently adjusted and what those adjustments consisted of, if applicable.

b.	Indicate the amount corresponding to the economic value assigned directly or indirectly to the CPAC shares acquired indirectly by Holcim Ltd., which must reflect the entirety of the direct and indirect economic consideration paid. The document supporting the calculation thereof must be submitted (internal valuation reports, internal management reports, or others), as well as the criteria used to determine the price—that is, the information that supports the amount or the allocation of the value of CPAC’s shares.

On this point, we point out to you that, in response to Official Letter No. 2152-2026-SMV/11.1, and in accordance with the information provided by Holcim Ltd in its communication dated May 22, 2026, CPAC reported as a material event on that same date: (i) that a price per share of CPAC had not been expressly agreed upon; and (ii) that Holcim Ltd. paid a total price equivalent to S/ 1,640,327,224.69 for 99.992136% of ASPI, representing 264,602,461 common shares of its capital stock, which implied a price per share of ASPI paid equivalent to approximately S/ 6.199239439553.

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2.	Indicate the reason for the difference between the 9 times EBITDA multiple which, according to what was communicated by Inversiones Aspi S.A. to CPAC, was represented by said figure of S/ 5,100 million and which was disclosed by CPAC in its material event of December 16, 2025, and the 8.8 times “market consensus EBITDA” multiple reported by Holcim Ltd. in its press release published on December 16, 2025, in which Holcim indicated that “The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA (…)”

(i)	Regarding the Share Purchase Agreement (“SPA”) executed between Holcim Ltd and the majority shareholders of ASPI for the acquisition of 99.9% of ASPI shares (holder of 50.01% of CPAC shares):

a.	Submit the full text of the SPA or, failing that, the content of its relevant clauses and conditions that directly or indirectly impact the valuation, operations, restrictions, control, or other significant aspects of CPAC.

b.	We point out that on April 6, 2026, CPAC reported as a material event that, on said date, Holcim Ltd had informed us that it had filed the form known as Schedule 13D with the United States Securities and Exchange Commission (SEC), which was made available to the public on that same date. The Schedule 13D includes the text of the SPA as an annex, without its schedules.

c.	Inform, in a specific and detailed manner, what the conditions precedent agreed upon and satisfied for the execution of the SPA were, considering the provisions of Article 8, numerals 8.1 and 8.3, of the Regulation of Material Events; you must specify the nature of each condition, the parties involved, and the exact date of its formal fulfillment.

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d.	Clearly identify the restrictions and/or obligations to which CPAC was indirectly subject from the execution of the SPA. In this regard, please detail, in addition, (i) if there were any schedules to the SPA, consents, or waivers related to restrictions and obligations established for or applicable to CPAC, and (ii) the authorizations granted to the sellers during the period between the execution of the SPA and March 30, 2026, to depart from the referred restrictions and/or obligations.

In this regard, as CPAC indicated in its communication of May 22, 2026, in response to Official Letter No. 2152-2026-SMV/11.1, only obligations binding upon the sellers were agreed under said contract (of which CPAC is not a party), by virtue of which the sellers had to cause the Transferred Companies (as said term is defined in the SPA)—among which is CPAC—to perform (or refrain from performing) certain actions, which were listed in CPAC’s communication of May 22, 2026, based on the detailed information provided by Holcim Ltd in its letter dated May 22, 2026.

(ii)	Regarding the Due Diligence carried out by Holcim Ltd within the framework of the Transaction: report on the start date of the due diligence process on CPAC and the date of completion of said process. Likewise, submit the “due diligence summaries” resulting from the due diligence process conducted on CPAC so that they may be disclosed as a material event (hecho de importancia). For the purposes of responding to this point, Holcim must consider the provisions of Articles 3, 4, 5, 8, numeral 8.1, and 16, numeral 16.2, and Annex 1, numerals 24 and 29, of the Regulation of Material Events.

In this regard, the SMV considers that these reports served as support to evaluate the indirect acquisition of control in CPAC and, consequently, would contain relevant information that has not been disclosed to the market. In that sense, please confirm whether the SMV’s understanding would be correct in the specific case of the Transaction.

We point out that, regarding this requirement, in response to what was reported to us by Holcim Ltd. in its communication dated May 22, 2026, on that same date, CPAC reported as a material event that (i) the due diligence process was conducted by Holcim Ltd. and had the assistance of (a) the law firm Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera and the law firm Freshfields US LLP; and (b) the firm Deloitte & Touche S.R.L., for legal and tax/financial matters, respectively; and (ii) as a result of the aforementioned due diligence, no valuation reports were issued, but only due diligence summaries.

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Annex 5

Lima, 15 de julio de 2026

Señores

CEMENTOS PACASMAYO S.A.A.

Presente. -

Atención: Señora Gabriela Dañino –Directora Legal

Referencia: Comunicación de fecha 9 de julio de 2026 (la “Comunicación”)

De nuestra consideración:

Por medio de la presente, nos dirigimos a ustedes en atención a la Comunicación de la referencia, por medio de la cual nos solicitan información ante el requerimiento que les fuera notificado por la Superintendencia del Mercado de Valores (“SMV”) a través del Oficio No. 3113-2026-SMV/11.1 (el “Oficio”), vinculado con (i) la transferencia del 99.99% de las acciones de Inversiones ASPI S.A. (“ASPI”)—sociedad titular del 50.01% del capital social de Cementos Pacasmayo S.A.A. (“CPAC”) —a favor de Holcim Ltd. (“Holcim”) (la “Transacción”), y (ii) la valorización de las acciones de CPAC, en el marco de la oferta pública de adquisición sobre las acciones comunes de CPAC que debe lanzar Holcim (la “OPA”) conforme al Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión, aprobado por Resolución CONASEV No. 00009-2006 (el “Reglamento de OPA”).

Nos gustaría resaltar que Holcim tiene la intención de llevar a cabo la OPA de manera justa y de conformidad con la legislación aplicable.

Adjuntamos nuestros comentarios como Anexo a esta comunicación.

Lima, July 15, 2026

Messrs

CEMENTOS PACASMAYO S.A.A.

Present. -

Attention: Ms. Gabriela Dañino –Legal Director

Reference: Communication dated July 9, 2026 (the “Communication”)

From our consideration:

We refer to the Communication mentioned above, through which you request information in connection with the inquiry notified to you by the Superintendencia del Mercado de Valores (“SMV”) pursuant to Official Letter No. 3113-2026-SMV/11.1 (the “Official Letter”), relating to (i) the transfer of 99.99% of the shares of Inversiones ASPI S.A. (“ASPI”)—the entity holding 50.01% of the share capital of Cementos Pacasmayo S.A.A. (“CPAC”)—to Holcim Ltd. (“Holcim”) (the “Transaction”), and (ii) the valuation of CPAC shares in the context of the tender offer that Holcim must launch for the common shares of CPAC (the “OPA”) pursuant to the Regulations Governing Public Tender Offers and Delisting Purchase Offers, approved by CONASEV Resolution No. 00009-2006 (the “OPA Regulation”).

We wish to underscore that Holcim intends to conduct the OPA fairly and in accordance with applicable law.

We are enclosing our comments as an Annex to this communication.

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Asimismo, adjuntamos como Anexo A del presente una copia de la presentación del Schedule 13D que Holcim realizó ante la Comisión de Bolsa y Valores de los Estados Unidos (“SEC”, por sus siglas en inglés). Dicha presentación incluye el texto del Share Purchase Agreement (“SPA”, por sus siglas en inglés), con supresiones limitadas de información personal y sin sus anexos. De conformidad con la normativa y la práctica aplicables de la SEC, no es necesario incluir los anexos cuando la presentación proporciona la información material pertinente, considerando que tales anexos contienen información confidencial y sensible.

Holcim proporcionará la información complementaria que pueda ser requerida para la OPA, sin perjuicio de su derecho a solicitar que la información confidencial relacionada con la valorización de CPAC o cualquier otro término de la Transacción reciba tratamiento confidencial.

Estas respuestas se proporcionan en los idiomas inglés y español. En caso de discrepancia, prevalecerá la versión en inglés.

Sin otro particular, quedamos de ustedes.

Atentamente,

We are also attaching as Annex A hereto a copy of the 13D filing that Holcim made with the U.S. Securities and Exchange Commission (“SEC”). Such filing includes the body of the Share Purchase Agreement (“SPA”) with limited redactions for personal information and without schedules. Consistent with applicable SEC regulation and practice, schedules are not required to be included where the filing otherwise provides material information, and such schedules contain confidential and sensitive material.

Holcim will provide supplementary information as may be required for the OPA, without prejudice to the right to request confidential information relating to the valuation of CPAC or any other terms of the Transaction be afforded confidential treatment.

These responses are being provided in the English and Spanish languages. In case of conflict, the English version shall prevail.

Without any other particular matter, we remain yours.

Sincerely,

HOLCIM LTD. Representada por/Represented by: Norberto German Ledea	HOLCIM LTD. Representada por/Represented by: Juan Carlos Vélez Gadea

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ANEXO

A efectos de atender al requerimiento formulado por la SMV en el Oficio, por la presente les solicitamos lo siguiente:

1.   Respecto de la cifra de USD 1,500 millones (USD 1.5 billion) informada por Holcim Ltd. en su nota de prensa publicada el 16 de diciembre de 2025 como valorización de la Transacción (que, entendemos, es equivalente al monto de S/ 5,100 millones difundido por CPAC en el hecho de importancia del 16 de diciembre de 2025):

a.   Presentar el sustento técnico y matemático y el origen exacto de dicha cifra. En particular, indicar: (i) la naturaleza de dicha cifra y su relación con la Transacción, (ii) quién calculó dicha cifra, (iii) qué variables específicas o factores la compusieron, (iv) por qué razones se difundió públicamente esa cifra como un indicador del valor de la Transacción. Adicionalmente, en caso de existir reportes internos, comunicaciones con los vendedores o actas que respalden estos cálculos, les agradecemos nos compartan dicha información de ser posible.

Hacemos notar que el 15 de diciembre de 2025, nuestro accionista controlador, ASPI, nos comunicó la suscripción del SPA entre Holcim y los accionistas controladores de ASPI y nos informó también que el valor de la Transacción había sido determinado sobre la base de una valorización de CPAC de S/ 5,100 millones (que, entendemos, equivale a la suma de USD 1.5 billion antes referida), lo que representaba un múltiplo de 9 veces EBITDA basado en el período de doce meses que culminó en setiembre de 2025. Con base en dicha información, CPAC difundió el hecho de importancia del 16 de diciembre de 2025, sin haber participado en el cálculo de la cifra, ni haber tenido acceso a los reportes internos o documentos de soporte de la misma.

ANNEX

For purposes of responding to the request made by the SMV in the Official Letter, we hereby request the following:

1.   With respect to the USD 1,500 million (USD 1.5 billion) figure reported by Holcim Ltd. in its press release published on December 16, 2025 as the valuation of the Transaction (which, as we understand it, is equivalent to the amount of S/ 5,100 million disclosed by CPAC in its Material Fact notice dated December 16, 2025):

a.   Please provide the technical and mathematical support for, and the exact source of, such figure. In particular, please indicate: (i) the nature of such figure and its relationship to the Transaction; (ii) who calculated such figure; (iii) which specific variables or factors were included in its calculation; and (iv) the reasons why such figure was publicly disclosed as an indicator of the value of the Transaction. In addition, if there are any internal reports, communications with the sellers, or minutes supporting these calculations, we would appreciate it if you could share such information with us, to the extent possible.

We note that on December 15, 2025, our controlling shareholder, ASPI, informed us of the execution of the SPA between Holcim and the controlling shareholders of ASPI , and also informed us that the value of the Transaction had been determined based on a valuation of CPAC of S/ 5,100 million (which, as we understand it, is equivalent to the aforementioned USD 1.5 billion figure), representing a 9.0x EBITDA multiple based on the twelve-month period ended September 2025. Based on such information, CPAC disclosed the Material Fact notice dated December 16, 2025, without having participated in the calculation of such figure, nor having had access to the internal reports or supporting documents underlying it.

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Adicionalmente, precisar si la cifra de USD 1.5 billion (o S/ 5,100 millones) fue posteriormente ajustada y en qué consistieron dichos ajustes, de ser el caso.

Respuesta Holcim:

●   Con respecto al numeral (i): La cifra de USD 1,500 millones (USD 1.5 billion) divulgada en nuestro comunicado de prensa de fecha 16 de diciembre de 2025 corresponde al Valor de Empresa (“EV”, por sus siglas en inglés) de CPAC calculado sobre el 100% de su capital. Dado que la participación accionaria en CPAC constituía el único activo de ASPI, dicho EV sirvió como base para determinar el valor de la Transacción. Cabe señalar que la cifra de USD 1,500 millones (USD 1.5 billion) es aproximadamente equivalente a S/ 5,100 millones (al tipo de cambio aplicado por Holcim en ese momento), cifra divulgada por CPAC en su comunicación de Hecho de Importancia del 16 de diciembre de 2025.

El EV es una métrica de valoración que representa el valor total de un negocio operativo, sin considerar su estructura de financiamiento (es decir, independientemente de la deuda de CPAC). Es importante distinguir que el EV no equivale al precio de compra de la Transacción; más bien, constituye el punto de partida a partir del cual, luego de la aplicación de los ajustes de valoración (descritos a continuación) se calcula el valor Equity Value.

Additionally, please specify whether the USD 1.5 billion figure (or S/ 5,100 million) was subsequently adjusted and, if so, describe the nature of such adjustments.

Holcim Response:

●   With respect to romanette (i): The USD 1,500 million (USD 1.5 billion) figure disclosed in Holcim’s media release dated December 16, 2025 corresponds to the Enterprise Value (“EV”) of 100% of CPAC. Since the shareholding in CPAC was the sole asset of ASPI, such EV served as the basis for determining the value of the Transaction. It should be noted that USD 1,500 million (USD 1.5 billion) is roughly equivalent to S/ 5,100 million (at the exchange rate applied by Holcim at the time), the figure disclosed by CPAC in its Material Fact notice of December 16, 2025.

EV is a valuation metric that represents the total value of an operating business, without regard to its financing structure (e.g., independent of CPAC’s debt). It is important to note that EV does not equal the purchase price for the Transaction; rather, it is the starting point from which, after the application of valuation adjustments (described below) an Equity Value is calculated.

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Como es habitual en las operaciones de M&A (Fusiones y Adquisiciones), se realizan diversos ajustes adicionales para determinar el Equity Value. Este proceso se conoce como la construcción de la relación entre EV y el Equity Value (EV-to-Equity bridge), bajo el cual se deducen la deuda y los elementos similares a deuda, y se adicionan la caja y los elementos similares a caja, a fin de obtener el Equity Value. En este caso, la deuda a nivel de CPAC representó la mayor parte del ajuste.

De acuerdo con la metodología antes mencionada, a partir del EV de S/ 5,100 millones o USD 1,500 millones (USD 1.5 billion), se aplicaron los ajustes descritos anteriormente (principalmente por la deuda de CPAC) para determinar un Equity Value de S/ 3,700 millones para el 100% de las acciones de CPAC.

Posteriormente, y para efectos de la Transacción, el Equity Value antes referido se ajustó a S/ 1,850,370,000 para reflejar únicamente la participación del 50.01% que ASPI mantiene en CPAC, ya que esta era la participación que Holcim estaba comprando (de manera indirecta). Dicho monto corresponde a la contraprestación total acordada bajo el SPA. Véase la Sección 2.02 del SPA.

As is customary in M&A transactions, various further adjustments are made to get to the Equity Value. This is known as building the EV-to-Equity bridge, in which negotiated debt and debt-like items are subtracted while cash and cash-like items are added to create a final Equity Value. In this case, debt at the CPAC level comprised most of the adjustment.

According to the foregoing methodology, from the EV of S/ 5,100 million or USD 1,500 million (USD 1.5 billion), the adjustments (principally for CPAC debt) described above were applied to determine an Equity Value of S/ 3,700 million for 100% of CPAC’s shares.

Subsequently, and for purposes of the Transaction, the Equity Value referred to above was adjusted to S/ 1,850,370,000 to reflect only the 50.01% stake that ASPI holds in CPAC, as this was the amount that Holcim was (indirectly) buying. Such amount corresponds to the total consideration agreed under the SPA. See Section 2.02 of the SPA.

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Cabe señalar que el SPA utilizó el mecanismo de fijación de precios de “locked box” (caja cerrada), en el cual el valor de la empresa, incluyendo su caja y deuda, fue negociado y “cerrado” en una fecha pasada específica (31 de julio de 2025) y solo sujeto a reducciones adicionales en circunstancias limitadas, como en el caso de un dividendo pagado finalmente a los vendedores. Véase la definición de “Precio de Compra Final” o “Final Purchase Price” y los conceptos que lo componen, así como la Sección 2.03 del SPA. Esto dio como resultado que el precio se redujera aún más. El precio resultante se pagó, por un lado, a los vendedores (y la cuenta escrow, como se explica más adelante) en proporción a su participación en ASPI y, por el otro, se usó para cancelar la deuda a nivel de ASPI. (Véase la Sección 2.03 del SPA). El monto final pagado a los vendedores (o al escrow para ser liberado a favor de los vendedores, siempre que no surjan reclamos en el período correspondiente; véanse las Secciones 2.03 y 6.15 del SPA) es el que fue divulgado previamente por CPAC en su Hecho de Importancia del 22 de mayo de 2026, el cual ascendió a un total de S/ 1,640,327,224.69.

●    Con respecto al numeral (ii): El EV de USD 1,500 millones (USD 1.5 billion) fue determinado por Holcim Ltd utilizando una metodología estándar de valorización de empresas mediante múltiplos de EBITDA, como se señala en el siguiente párrafo, así como una negociación bajo condiciones de mercado (arms’ length) con los vendedores.

It should be noted that the SPA utilized the “locked box” pricing approach in which the company’s value including its cash and debt were negotiated and “locked” on a specific past date (July 31, 2025) and only subject to further reduction in limited circumstances, such as in the case of a dividend ultimately paid to the sellers. See the definition of “Final Purchase Price” and its constituent components as well as Section 2.03 of the SPA. This resulted in the price being reduced further. The resulting price was paid on the one hand among the sellers (and the escrow account, as explained below) in proportion to their ownership of ASPI and on the other to pay-off debt at the ASPI level. See Section 2.03 of the SPA. The final amount paid to the sellers (or to the escrow to be released to the sellers provided no claims arise in the relevant period - see Sections 2.03 and 6.15 of the SPA) is as previously disclosed by CPAC in its Material Fact notice of May 22, 2026, totaled S/ 1,640,327,224.69.

●   With respect to romanette (ii): The EV of USD 1,500 million (or USD 1.5 billion) was determined by Holcim Ltd using a standard enterprise valuation methodology of EBITDA multiples, as noted in the next paragraph, as well as arms’ length negotiation with the sellers.

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●   Con respecto al numeral (iii): El EV se calculó aplicando un múltiplo de aproximadamente 9.0x al EBITDA de los últimos doce meses (LTM, por sus siglas en inglés) de CPAC, el cual ascendió a S/ 569 millones a julio de 2025. La aplicación de este múltiplo (S/ 569 millones × 9.0) dio efectivamente como resultado un EV de aproximadamente S/ 5,100 millones.

●   Con respecto al numeral (iv): Holcim divulgó la cifra de EV de USD 1,500 millones (o USD 1.5 billion) en su comunicado de prensa del 16 de diciembre de 2025. La divulgación del EV implícito en transacciones significativas de M&A es una práctica estándar, ya que proporciona a los accionistas y a los mercados de capitales una referencia de la magnitud y valorización de la transacción. La cifra se expresó en dólares de los Estados Unidos de América por ser una moneda más relevante para la base internacional de accionistas de Holcim, a pesar de que el precio se pagó en Soles.

En relación con la solicitud de reportes internos, comunicaciones con los vendedores o actas de respaldo, Holcim declina respetuosamente proporcionar dichos documentos los cuales constituyen material de trabajo interno privilegiado, comunicaciones comerciales confidenciales y análisis de valorización de propiedad exclusiva que no se divulgan habitualmente en el contexto de solicitudes de información regulatoria de esta naturaleza. Sin embargo, Holcim ha proporcionado anteriormente una explicación transparente de la metodología y el fundamento que sustentan la cifra divulgada, la cual consideramos que aporta la información sustancial solicitada en esta solicitud.

●   With respect to romanette (iii): The EV was calculated by applying a multiple of approximately 9.0x to the LTM (last twelve months) EBITDA of CPAC, which amounted to S/ 569 million as of July 2025. Applying this multiple (S/ 569 million × 9.0) indeed resulted in an EV of approximately S/ 5,100 million.

●   With respect to romanette (iv): Holcim disclosed the EV figure of USD 1,500 million (or USD 1.5 billion) in its press release of December 16, 2025. Disclosing the implied EV in significant M&A transactions is standard practice, as it provides shareholders and capital markets with a reference for the magnitude and valuation of the transaction. The figure was expressed in United States dollars as it is a more relevant currency for Holcim’s international shareholder base, notwithstanding the price was paid in Soles.

With respect to the request for internal reports, communications with the sellers, or minutes supporting these calculations, Holcim respectfully declines to provide such documents, which constitute privileged internal work product, confidential commercial communications, and proprietary valuation analyses that are not customarily disclosed in the context of regulatory information requests of this nature. Holcim has, however, provided above a transparent explanation of the methodology and rationale underlying the disclosed figure, which we believe provides the substance sought by this request.

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b.   Indicar el monto correspondiente al valor económico asignado directa o indirectamente a las acciones de CPAC adquiridas de manera indirecta por Holcim Ltd., el mismo que deberá reflejar la totalidad de la contraprestación económica directa e indirecta pagada, debiendo presentar el documento que sustenta el cálculo del mismo (informes internos de valorizaciones, informes internos de gerencia u otros) y los criterios empleados para la determinación del precio, es decir, aquella información que sustenta el importe o la asignación del valor de las acciones de CPAC.

Sobre este punto, les hacemos notar que, en respuesta al Oficio No. 2152-2026-SMV/11.1, y conforme a la información proporcionada por Holcim Ltd. en su comunicación de fecha 22 de mayo de 2026, CPAC informó como hecho de importancia en esa misma fecha (i) que no se había pactado expresamente un precio por acción de CPAC; y (ii) que Holcim Ltd. pagó un precio total equivalente a S/ 1,640,327,224.69 por el 99.992136% de ASPI que representan 264,602,461 acciones representativas de su capital social, lo que implicó un precio por acción de ASPI pagado equivalente a S/ 6.199239439553 aproximadamente.

b.   Please indicate the amount corresponding to the economic value directly or indirectly assigned to the CPAC shares indirectly acquired by Holcim Ltd., which should reflect the total direct and indirect economic consideration paid. Please also provide the document supporting the calculation thereof (internal valuation reports, internal management reports, or other supporting documents) and the criteria used in determining the price, i.e., the information supporting the amount or allocation of value to the CPAC shares.

In this regard, we note that, in response to the Official Letter No. 2152-2026-SMV/11.1, and based on the information provided by Holcim Ltd. in its communication dated May 22, 2026, CPAC disclosed as a Material Fact on that same date that: (i) no specific price per CPAC share had been expressly agreed; and (ii) Holcim Ltd. paid a total price equivalent to S/ 1,640,327,224.69 for 99.992136% of ASPI, representing 264,602,461 common shares of its share capital, which implied a price per ASPI share equivalent to approximately S/ 6.199239439553.

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Respuesta Holcim: El valor asignado al 100% de las acciones de CPAC, según se deriva a través de la relación de EV a Equity Value descrita anteriormente, es de S/ 3,700 millones.

La contraprestación total acordada bajo el SPA fue de S/ 1,850,370,000 (sujeta a ajustes adicionales como se señaló en la respuesta a la pregunta anterior) por las acciones de ASPI (que posee el 50.01% de CPAC). Al respecto, la Sección 2.02 del SPA dispone:

“Sujeto a los términos y condiciones del presente Contrato, el precio de compra total (aggregate purchase price) de las Acciones será de S/1,850,370,000 (el “Precio de Compra”), el cual se distribuirá entre los Vendedores de acuerdo con su Participación Proporcional respectiva (…). (Traducción libre).

Los criterios utilizados para determinar el precio se explicaron anteriormente.

Asimismo, reiteramos que no se ha pactado expresamente en el SPA un precio por acción de CPAC.

Con respecto a la solicitud de informes internos, comunicaciones con los vendedores o actas que respalden estos cálculos, Holcim declina respetuosamente proporcionar dichos documentos, los cuales constituyen material de trabajo interno privilegiado, comunicaciones comerciales confidenciales y análisis de valorización de propiedad exclusiva que no se divulgan habitualmente en el contexto de solicitudes de información regulatoria de esta naturaleza. Sin embargo, Holcim ha proporcionado anteriormente una explicación transparente de la metodología y el fundamento que sustentan la cifra divulgada, la cual consideramos aporta la información sustancial solicitada en esta solicitud.

Holcim Response: The value attributed to 100% of CPAC’s common shares, as derived through the EV-to-Equity Value bridge described above, was S/ 3,700 million.

The total consideration agreed under the SPA was S/ 1,850,370,000 (subject to additional adjustments as noted in the answer to the preceding question) for the shares of ASPI (which holds 50.01% of CPAC). In this regard, Section 2.02 of the SPA provides:

“Subject to the terms and conditions of this Agreement, the aggregate purchase price for the Shares shall be S/1,850,370,000 (the “Purchase Price”), which shall be allocated between the Sellers pursuant to their respective Pro Rata Share (…).”

The criteria used to determine the price were explained above.

We reiterate that no price per CPAC share was expressly agreed in the SPA.

With respect to the request for internal reports, communications with the sellers, or minutes supporting these calculations, Holcim respectfully declines to provide such documents, which constitute privileged internal work product, confidential commercial communications, and proprietary valuation analyses that are not customarily disclosed in the context of regulatory information requests of this nature. Holcim has, however, provided above a transparent explanation of the methodology and rationale underlying the disclosed figure, which we believe provides the substance sought by this request.

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2.   Indicar la razón de la diferencia entre el múltiplo de 9 veces EBITDA que, según lo comunicado por Inversiones ASPI S.A. a CPAC, representaba dicha cifra de S/ 5,100 millones y que fue revelado por CPAC en su hecho de importancia del 16 de diciembre de 2025, y el múltiplo de 8.8 veces “market consensus EBITDA” informado por Holcim Ltd. en su nota de prensa publicada el 16 de diciembre de 2025, en la cual Holcim indicó que “The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA (..).”

Respuesta Holcim:

Como cuestión preliminar, Holcim señala que no era accionista de ASPI ni la controlaba en el momento en que ASPI proporcionó la información a CPAC que posteriormente fue divulgada por esta como Hecho de Importancia el o alrededor del 16 de diciembre de 2025. En consecuencia, Holcim no tuvo participación alguna en la determinación o comunicación del múltiplo de 9.0x informado por ASPI, y CPAC no tuvo participación alguna en la determinación o comunicación del múltiplo de 8.8x informado por Holcim.

Sin embargo, Holcim señala que la diferencia entre los múltiplos de EBITDA de 9.0x y 8.8x anunciados puede atribuirse únicamente a las diferentes cifras de referencia de EBITDA utilizadas por CPAC y Holcim, respectivamente, al momento en que cada una anunció la Transacción. Consideramos que ambas cifras son correctas y reflejan el mismo Valor de Empresa de S/ 5,100 millones (aproximadamente USD 1.5 billion); simplemente emplean diferentes referencias de EBITDA. Holcim anunció la transacción utilizando el consenso de analistas de EBITDA para el 2025 (estimado a futuro) de S/ 577 millones, en línea con las prácticas establecidas de Holcim para anuncios de transacciones de M&A, donde a menudo se utilizan cifras de EBITDA proyectadas. Adicionalmente, Holcim expresó la cifra en dólares de los Estados Unidos de América, que es la moneda más relevante para la base internacional de accionistas de Holcim. S/ 5,100 millones divididos por S/ 577 millones arrojan aproximadamente 8.8x.

2.   Please explain the reason for the difference between the 9.0x EBITDA multiple that, according to the information provided by Inversiones ASPI S.A. to CPAC, was represented by the S/ 5,100 million figure and was disclosed by CPAC in its Material Fact notice dated December 16, 2025, and the 8.8x “market consensus EBITDA” multiple reported by Holcim Ltd. in its press release published on December 16, 2025, in which Holcim stated: “The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA (...).”

Holcim Response:

As a preliminary matter, Holcim notes that it was not a shareholder of nor did it control ASPI at the time ASPI provided information to CPAC that was subsequently disclosed by CPAC as a Material Fact on or about December 16, 2025. Consequently, Holcim had no participation in the determination or communication of the 9.0x multiple reported by ASPI, and CPAC had no participation in the determination or communication of the 8.8x multiple reported by Holcim.

However, Holcim notes that the difference between the announced 9.0x and 8.8x EBITDA multiples can be attributed solely to the different EBITDA reference figures used by CPAC and Holcim, respectively, when each announced the Transaction. We consider that both figures are correct and reflect the same Enterprise Value of S/ 5,100 million (approximately USD 1.5 billion); they simply use different EBITDA references. Holcim announced the transaction using the 2025 analyst consensus (forward-looking estimated) EBITDA of S/ 577 million in line with Holcim’s established M&A announcement practices for transactions, where forward-looking EBITDA figures are often used. Additionally, Holcim expressed the figure in United State Dollars, which is the more relevant currency for Holcim’s international shareholder base. S/ 5,100 million divided by S/ 577 million yields approximately 8.8x.

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(i)   Respecto del Share Purchase Agreement (“SPA”) suscrito entre Holcim Ltd y los accionistas mayoritarios de ASPI para la adquisición del 99.9% de acciones de ASPI (titular del 50.01% de acciones de CPAC):

a.   Remitir el texto íntegro del SPA o, en su defecto, el contenido de sus cláusulas y condiciones relevantes que inciden directa o indirectamente en la valorización, operaciones, restricciones, control u otros aspectos significativos de CPAC.

Respuesta Holcim: Por favor, consulte el Anexo 1 (Exhibit 1) adjunto para ver el SPA según lo divulgado anteriormente. Como se señaló inicialmente, el SPA adjunto no incluye anexos ni listas complementarias (schedules).

b.   Les hacemos notar que, el 6 de abril de 2026, CPAC comunicó como hecho de importancia que, en dicha fecha, Holcim Ltd nos había informado que había presentado ante la Comisión de Bolsa y Valores de los Estados Unidos de América (Securities and Exchange Commission – SEC) el formulario denominado Schedule 13D, el cual fue puesto a disposición del público en esa misma fecha. El Schedule 13D incluye como anexo el texto del SPA, sin sus anexos.

(i)   With respect to the SPA entered into between Holcim Ltd. and the majority shareholders of ASPI for the acquisition of 99.9% of the shares of ASPI (holder of 50.01% of the shares of CPAC):

a.   Please provide the full text of the SPA or, alternatively, the content of its material clauses and conditions that directly or indirectly affect the valuation, operations, restrictions, control, or other significant aspects of CPAC.

Holcim Response: Please see Exhibit 1 hereto for the SPA as previously disclosed. As noted initially, the attached SPA does not include schedules.

b.    We note that on April 6, 2026, CPAC disclosed as a Material Fact that, on such date, Holcim Ltd. had informed us that it had filed with the U.S. Securities and Exchange Commission (“SEC”) a Schedule 13D, which was made publicly available on the same date. The Schedule 13D includes, as an exhibit, the text of the SPA, excluding its annexes.

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Respuesta Holcim: Tomamos nota de lo mencionado.

c.   Informar, de manera específica y detallada, cuáles fueron las condiciones precedentes pactadas y satisfechas para la ejecución del SPA, considerando lo dispuesto por el artículo 8, numerales 8.1 y 8.3, del Reglamento de Hechos de Importancia; debiendo precisar la naturaleza de cada condición, las partes involucradas, la fecha exacta de su cumplimiento formal.

Respuesta Holcim: La Sección 7.01 del SPA (Condiciones para las Obligaciones de Todas las Partes) establece, entre otras cosas, que el cierre estaba condicionado a:

(a) la recepción de “el consentimiento del INDECOPI en virtud de la Ley de Control de Concentraciones, (…) sin condiciones (…) o (…) dicha aprobación haya sido concedida en virtud de la expiración del período de espera legal aplicable” (traducción libre).

INDECOPI otorgó dicha aprobación el 19 de marzo de 2026. Las condiciones restantes estaban relacionadas con acciones de cierre habituales y entregables de las partes, las cuales fueron cumplidas y/o dispensadas (waived) el o antes del 30 de marzo de 2026. Una lista completa de estas condiciones precedentes se detalla en las Secciones 7.02 y 7.03 del SPA.

Holcim Response: Noted.

c.  Please report, specifically and in detail, the conditions precedent agreed upon and satisfied for the implementation of the SPA, taking into account the provisions of Article 8, Sections 8.1 and 8.3, of the Material Fact Regulations. Please specify the nature of each condition, the parties involved, and the exact date of its formal satisfaction.

Holcim Response: Section 7.01 (Conditions to Obligations of All Parties) of the SPA provides, among other things, that closing was conditioned on:

(a) receipt of “the consent of the INDECOPI under the Merger Control Law (…) without any conditions (…) or (…) such approval having been deemed to have been granted by virtue of the applicable statutory waiting period having expired”.

INDECOPI granted such approval on March 19, 2026. Remaining conditions related to customary closing actions and deliverables of the parties, which were satisfied and/or waived on or before March 30, 2026. A full list of these conditions precedent is set forth in Sections 7.02 and 7.03 of the SPA.

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d.     Identificar claramente las restricciones y/u obligaciones a la que estuvo sujeta indirectamente CPAC a partir de la suscripción del SPA. Al respecto, detallar, además, (i) si existieron anexos al SPA, consentimientos o waivers relacionados con restricciones y obligaciones establecidas o aplicables a CPAC y (ii) las autorizaciones bridadas a los vendedores durante el periodo comprendido desde la suscripción del SPA hasta el 30 de marzo de 2026 para apartarse de las referidas restricciones y/u obligaciones.

d. Please clearly identify the restrictions and/or obligations to which CPAC was indirectly subject following the execution of the SPA. In this regard, please also detail: (i) whether there were any annexes to the SPA, consents, or waivers relating to restrictions and obligations established for or applicable to CPAC; and (ii) the authorizations granted to the sellers during the period from execution of the SPA through March 30, 2026, allowing them to depart from such restrictions and/or obligations.

Al respecto, conforme CPAC indicó en su comunicación del 22 de mayo de 2026 como respuesta al Oficio No. 2152-2026-SMV/11.1, únicamente se pactaron obligaciones de cargo de los vendedores bajo dicho contrato (del cual CPAC no es parte), en virtud de las cuales los vendedores debían causar que las Compañías Transferidas (según dicho término se define en el SPA)- entre las cuales se encuentra CPAC-realicen (o se abstengan de realizar) determinadas acciones, las mismas que se listaron en la comunicación de CPAC del 22 de mayo de 2026, en base a la información detallada por Holcim Ltd en su carta de fecha 22 de mayo de 2026.

In this regard, as CPAC stated in its communication dated May 22, 2026 in response to Letter No. 2152-2026-SMV/11.1, only obligations of the sellers were agreed under such agreement (to which CPAC is not a party), pursuant to which the sellers were required to cause the Transferred Companies (as such term is defined in the SPA)—including CPAC—to take (or refrain from taking) certain actions. Such actions were listed in CPAC’s communication dated May 22, 2026, based on the information detailed by Holcim Ltd. in its letter dated May 22, 2026.

Respuesta Holcim: Es importante precisar que CPAC no fue parte ni tuvo obligaciones bajo el SPA. Las restricciones contenidas en el SPA fueron establecidas como obligaciones de los vendedores, quienes asumieron la obligación de “causar” (cause) que las Compañías Transferidas (incluyendo a CPAC) tomaran o se abstuvieran de tomar ciertas acciones durante el período interino. Este tipo de disposiciones son habituales en transacciones de M&A y tienen como propósito proteger el valor de la compañía objetivo y asegurar que el negocio continúe operando dentro del curso ordinario hasta el cierre de la transacción.

Holcim Response: It is important to note that CPAC was not a party to and had no obligations under the SPA. The restrictions contained in the SPA were established as obligations of the sellers, who assumed the obligation to “cause” the Transferred Companies (including CPAC) to take or refrain from taking certain actions during the interim period. Such provisions are standard in M&A transactions and are intended to protect the value of the target company and ensure that the business continues to operate in the ordinary course until closing of the transaction.

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Durante el período comprendido entre la firma del SPA y el cierre de la Transacción, se presentaron solicitudes de consentimiento de conformidad con la Sección 6.01 del SPA, las cuales se relacionaron principalmente con la celebración de contratos materiales. Dichas solicitudes son consistentes con la práctica habitual en transacciones de esta naturaleza, donde el comprador acuerda con los vendedores ciertos derechos para revisar y aprobar determinadas operaciones a fin de preservar el valor del negocio adquirido.

(ii)    Respecto del Due Diligence realizado por Holcim Ltd en el marco de la Transacción: informar sobre la fecha de inicio del proceso de due diligence a CPAC y la fecha de culminación del proceso. Asimismo, remitir los «resúmenes de due diligence» resultantes del proceso de due diligence efectuado sobre CPAC a fin de que sean difundidos como hecho de importancia. A efectos de dar respuesta a este punto Holcim deberá considerar lo dispuesto por los artículos 3, 4, 5, 8, numeral 8.1, y 16, numeral 16.2, y por el Anexo 1, numerales 24 y 29, del Reglamento de Hechos de Importancia.

Respuesta Holcim: El due diligence se realizó entre el 10 de setiembre y 15 de diciembre de 2025.

Conforme a lo divulgado previamente por CPAC en su comunicación de Hecho de Importancia del 22 de mayo de 2026, no se emitieron informes de valorización como resultado del due diligence, sino únicamente resúmenes de due diligence. La valorización de la Transacción por parte de Holcim se basó en la metodología descrita en nuestras respuestas a los puntos anteriores (aplicación de un múltiplo EV/EBITDA a datos financieros disponibles, seguido de un EV-to-Equity bridge), y no en los resúmenes de due diligence propiamente dichos.

During the period between execution of the SPA and closing of the Transaction, there were consent requests pursuant to Section 6.01 of the SPA, which primarily related to the execution of material contracts. Such requests are consistent with customary practice in transactions of this nature, where the buyer agrees with the sellers to certain rights to review and approve certain transactions to preserve the value of the acquired business.

(ii)    With respect to the due diligence conducted by Holcim Ltd. in connection with the Transaction: please inform us of the date on which the due diligence process relating to CPAC commenced and the date on which it was completed. In addition, please provide the “due diligence summaries” resulting from the due diligence conducted on CPAC so that they may be disclosed as a Material Fact. For purposes of responding to this item, Holcim should take into account Articles 3, 4, 5, 8 (Section 8.1), and 16 (Section 16.2), as well as Annex 1, Sections 24 and 29, of the Material Fact Regulations.

Holcim Response: The due diligence was conducted between September 10 and December 15, 2025.

As previously disclosed by CPAC in its Material Fact notice of May 22, 2026, no valuation reports were issued as a result of the due diligence – only due diligence summaries. Holcim’s valuation of the Transaction was based on the methodology described in our responses to items above (application of an EV/EBITDA multiple to available financial data, followed by an EV-to-Equity bridge), not on the due diligence summaries themselves.

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Finalmente, Holcim declina respetuosamente proporcionar sus resúmenes internos de due diligence, informes de gestión internos u otros documentos de respaldo de propiedad exclusiva que constituyen material de trabajo interno privilegiado, comunicaciones comerciales confidenciales y análisis de propiedad exclusiva que no se divulgan habitualmente en el contexto de solicitudes de información regulatoria de esta naturaleza.

Al respecto, la SMV considera que estos informes sirvieron de sustento para evaluar la adquisición indirecta de control en CPAC y, en consecuencia, contendrían información relevante que no ha sido difundida en el mercado. En ese sentido, por favor confirmar si el entendimiento de la SMV sería correcto en el caso particular de la Transacción.

Hacemos notar que, sobre este requerimiento, en atención a lo que nos fue informado por Holcim Ltd. en su comunicación de fecha 22 de mayo de 2026, en esa misma fecha, CPAC comunicó como hecho de importancia que (i) el proceso de due diligence estuvo a cargo de Holcim Ltd. y contó con la asistencia de (a) la firma de abogados Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera y la firma de abogados Freshfields US LLP; y (b) la firma Deloitte & Touche S.R.L., para asuntos legales y tributarios/financieros, respectivamente y (ii) como resultado del due diligence antes indicado, no se emitieron informes de valorización sino únicamente resúmenes de due diligence.

Respuesta Holcim: Los resúmenes de due diligence se prepararon para asistir a Holcim en la evaluación de riesgos y la confirmación de supuestos fácticos en relación con la Transacción. Sin embargo, la valorización económica de la Transacción (es decir, la determinación del precio a pagar) se basó en la metodología de EV/EBITDA descrita anteriormente, utilizando información financiera como sustento (inputs).

Finally, Holcim respectfully declines to provide its internal due diligence summaries, internal management reports, or other proprietary supporting documents which constitute privileged internal work product, confidential commercial communications, and proprietary analyses that are not customarily disclosed in the context of regulatory information requests of this nature.

In this regard, the SMV considers that these reports served as the basis for evaluating the indirect acquisition of control of CPAC and, consequently, would contain relevant information that has not been disclosed to the market. Accordingly, please confirm whether the SMV’s understanding is correct in the particular case of the Transaction.

We note that, regarding this request, based on the information provided to us by Holcim Ltd. in its communication dated May 22, 2026, CPAC disclosed as a Material Fact on that same date that: (i) the due diligence process was conducted by Holcim Ltd. with the assistance of (a) the law firms Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera and Freshfields US LLP; and (b) Deloitte & Touche S.R.L., for legal and tax/financial matters, respectively; and (ii) as a result of the aforementioned due diligence, no valuation reports were issued, but only due diligence summaries.

Holcim Response: The due diligence summaries were prepared to assist Holcim in assessing risks and confirming factual assumptions in connection with the Transaction. However, the economic valuation of the Transaction (i.e., the determination of the price to be paid) was based on the EV/EBITDA methodology described above, using financial information as inputs.

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ANNEX A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CEMENTOS PACASMAYO SAA

(Name of Issuer)

Common Shares, par value S/1.00 per share

(Title of Class of Securities)

15126Q109

(CUSIP Number)

Jeremy Keim

Holcim Ltd

Grafenauweg 10

Zug, V8, 6300

41 58 858 58 58

Paul K. Humphreys, Esq.

Freshfields US LLP

3 World Trade Center, 175 Greenwich Stre

New York, NY, 10007

(212) 277-4000

Michael A. Levitt, Esq.

Freshfields US LLP

3 World Trade Center, 175 Greenwich Stre

New York, NY, 10007

(212) 277-4000

Jeremy Barr, Esq.

Freshfields US LLP

3 World Trade Center, 175 Greenwich Stre

New York, NY, 10007

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

03/30/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.	☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP Number(s): 15126Q109

1	Name of reporting person Inversiones ASPI S.A.
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☒ (b)
3	SEC use only
4	Source of funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization PERU
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 211,985,547.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 211,985,547.00
	10	Shared Dispositive Power 0.00
11	Aggregate amount beneficially owned by each reporting person 211,985,547.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 50.01%
14	Type of Reporting Person (See Instructions) CO

Comment for Type of Reporting Person:	All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 common shares, par value S/1.00 per share (the “Common Shares”), of Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anonima abierta) organized under the laws of Peru (the “Company”), outstanding as of April 3, 2026, as disclosed on the Company’s website on such date.

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SCHEDULE 13D

CUSIP Number(s): 15126Q109

1	Name of reporting person HOLCIM LTD (0002016373)
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☒ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization SWITZERLAND
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 211,985,547.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 211,985,547.00
	10	Shared Dispositive Power 0.00
11	Aggregate amount beneficially owned by each reporting person 211,985,547.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 50.01%
14	Type of Reporting Person (See Instructions) CO, HC

Comment for Type of Reporting Person:	All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 Common Shares of the Company outstanding as of April 3, 2026, as disclosed on the Company’s website on such date.

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SCHEDULE 13D

Item 1. Security and Issuer

(a)	Title of Class of Securities:

Common Shares, par value S/1.00 per share

(b)	Name of Issuer:

CEMENTOS PACASMAYO SAA

(c)	Address of Issuer’s Principal Executive Offices:

Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, R5 00000

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by:

(1)	Inversiones ASPI S.A., a Peruvian sociedad anonima (“Inversiones”); and

(2)	Holcim Ltd, a Swiss limited company (“Holcim” and, together with Inversiones, the “Reporting Persons”).

(b)	The principal business and office address of Inversiones is Calle La Colonia, No. 150, Urb. El Vivero, Surco, Lima 33, Peru. The principal business and office address of Holcim is Grafenauweg 10, 6300 Zug, Switzerland.

(c)

The principal business of Inversiones is to serve as a holding company. Holcim is the ultimate parent entity of the Holcim Group, the principal business which is the manufacture of construction and building materials. Following the Inversiones Acquisition (as defined and further described in Item 4 of this Schedule 13D), Inversiones is a direct, majority-owned subsidiary of Holcim. Holcim is listed on the SIX Swiss Exchange. Information about Holcim, including its significant investors, is disclosed in reports available through the SIX Swiss Exchange website and on Holcim’s website, www.holcim.com.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Holcim notes that in 2022, two affiliates, Lafarge S.A. and Lafarge Cement Syria, reached a plea agreement with the United States Department of Justice related to conduct occurring prior to Holcim’s acquisition of Lafarge S.A. Further details are available in the press release issued by Holcim on October 18, 2022, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

(e)	During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the respective cover page of each Reporting Person.

A-5-19

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

Share Purchase Agreement

On December 15, 2025, Holcim entered into a Share Purchase Agreement (the “Purchase Agreement”) with (i) the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck, a Peruvian citizen and resident, and Mariana Violeta Correa Sabogal de Hochschild, a Peruvian citizen and resident, (ii) Farragut Holdings, Inc., a Cayman limited company ((i) and (ii) collectively, the “Sellers”) and (iii) Eduardo Hochschild Beeck, as representative of the Sellers, pursuant to which Holcim agreed to acquire from the Sellers 99.99% of the issued and outstanding shares of common stock of Inversiones (the “Inversiones Shares”) in exchange for an aggregate cash purchase price of S/1,850,370,000 (the “Inversiones Acquisition”). The Inversiones Acquisition was consummated on March 30, 2026. The purchase price for the Inversiones Acquisition was funded from Holcim’s working capital.

Inversiones owns 50.01% of the issued and outstanding Common Shares, which Common Shares are indirectly owned by Holcim following the Inversiones Acquisition.

Under the terms of the Purchase Agreement and based on Peruvian law, Holcim shall launch and complete a public tender offer for at least an additional 24.99% of the Common Shares within the timeframe permitted under Peruvian law (the “Public Tender Offer”). Within ten (10) Peruvian business days following the closing of the Inversiones Acquisition, Holcim must request that the Securities Market Superintendency (the “SMV”) appoint a valuation entity to determine the minimum price Holcim may offer for the Common Shares in the Public Tender Offer. Under Peruvian law, the Public Tender Offer must be carried out within a period of six (6) months following the closing of the Inversiones Acquisition, or within five (5) Peruvian business days following the submission of the valuation report by the valuation firm to the SMV. Holcim intends to conduct the Public Tender Offer in accordance with U.S. and Peruvian law and in accordance with the terms of the Purchase Agreement. As of the date hereof, Holcim has not launched the Public Tender Offer.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The Purchase Agreement has been filed herewith to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Inversiones or Holcim. The Purchase Agreement contains representations, warranties and covenants that the parties to the Purchase Agreement made to one another as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Purchase Agreement and the allocation of risk between the parties thereto and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating their terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. Further, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement. Accordingly, investors should not necessarily rely on the representations and warranties contained in the Purchase Agreement as representations regarding the current status of the businesses related to the Purchase Agreement.

General

The Reporting Persons acquired the Common Shares for corporate and strategic investment purposes as a manufacturer of construction and building materials and to expand Holcim’s presence in Peru. Pursuant to the Purchase Agreement, and in accordance with Peruvian law, Holcim is obligated to launch and consummate the Public Tender Offer for Common Shares. On March 30, 2026, Holcim designated Santiago Maria Ojea Quintana and Simon Rolf Kronenberg as directors to the board of directors of the Company (the “Board”). Following consummation of the Public Tender Offer, Holcim intends to delist the Common Shares (traded in the form of American Depositary Shares) from the New York Stock Exchange and deregister the Common Shares under the Exchange Act. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the Common Shares that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

A-5-20

The Reporting Persons intend to review their investment in the Company on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment in the Company, including communicating with the board of directors of the Company (the “Board”), members of management or other security-holders of the Company, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, (i) those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Company or any of its subsidiaries, (ii) business combinations involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) material asset purchases, (v) the formation of joint ventures with the Company or any of its subsidiaries or the entry into other material projects, (vi) material changes in the present business, operations, strategy, future plans or prospects of the Company, (vii) financial or governance matters, (viii) other material changes in the Company’s business or corporate structure, (ix) changes to the Board (including Board composition) or management of the Company, (x) acting as a participant in debt financings of the Company or any of its subsidiaries, (x) changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Company, (xi) the acquisition or disposition of Common Shares, including through derivative transactions which may include security-based swaps and short sales, (xii) changes in the Company’s organizational documents or other actions that may impede the acquisition of control of the Company by any person, (xiii) de-listing or de-registration of the Company’s securities, or (xiv) any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Company, including Common Shares and/or other equity, debt, notes or other financial instruments related to the Company or the Common Shares (which may include rights or securities exercisable or convertible into securities of the Company), and/or sell or otherwise dispose of some or all of such Company securities or financial instruments from time to time, in each case, in open market or private transactions, registered offerings, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s shares in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

(a)	Inversiones directly holds 211,985,547 Common Shares, which shares represent approximately 50.01% of the 423,868,449 Common Shares outstanding as of April 3, 2026, as disclosed on the Company’s website on such date.

(b)	Following the Inversiones Acquisition, Holcim is the direct parent company of Inversiones and may be deemed to have voting and dispositive power over Common Shares held directly by Inversiones. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

(c)	Other than the Inversiones Acquisition discussed above, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein. Except as described herein, neither Reporting Person has any contracts, arrangements, understandings or relationships with respect to the Common Shares.

Item 7. Material to be Filed as Exhibits.

99.1 Share Purchase Agreement, dated December 15, 2025, by and among the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck and Mariana Violeta Correa Sabogal de Hochschild, Farragut Holdings, Inc., Eduardo Hochschild Beeck and Holcim Ltd

99.2 Press Release, dated October 18, 2022

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inversiones ASPI S.A.

Signature:	/s/ Norberto German Ledea
Name/Title:	Norberto German Ledea/Director
Date:	04/06/2026

Signature:	/s/ Sara Jimenez Fandino
Name/Title:	Sara Jimenez Fandino/Director
Date:	04/06/2026

HOLCIM LTD

Signature:	/s/ Virginie Darbo
Name/Title:	Virginie Darbo/Group Head of Strategy and M&A Authorized Signatory
Date:	04/06/2026

Signature:	/s/ Simon Rolf Kronenberg
Name/Title:	Simon Rolf Kronenberg/Region Head of Latin America and Authorized Signatory
Date:	04/06/2026

Comments accompanying signature:

A-5-22

SCHEDULE A

Inversiones ASPI S.A.

Name	Title	Present Occupation	Present Business Address	Citizenship
Norberto German Ledea	Member of the Board of Directors	Chief Executive Officer – Holcim Peru	Av. Santo Toribio 173 y Via Central 125, Edificio Real 8 San Isidro, oficina 301, 15073, Peru	Argentina
Sara Jiménez Fandiño	Member of the Board of Directors	Regional General Counsel – Holcim LATAM	Calle 113 No. 7 - 45, Piso 12, Torre B, Edificio Teleport Business Park, CO - Santafé de Bogotá D.C., Colombia	Colombia
Wilter Fernando Vera Franco	Member of the Board of Directors	Chief Financial Officer – Holcim Peru	Av. Santo Toribio 173 y Via Central 125, Edificio Real 8 San Isidro, oficina 301, 15073, Peru	Ecuador

A-5-23

Holcim Ltd

Name	Title	Present Occupation	Present Business Address	Citizenship
Miljan Gutovic	Member of the Executive Committee	Chief Executive Officer	Grafenauweg 10, 6300 Zug, Switzerland	Australia
Steffen Kindler	Member of the Executive Committee	Chief Financial Officer	Grafenauweg 10, 6300 Zug, Switzerland	Germany
Grant Earnshaw	Member of the Executive Committee	Region Head West Europe	Grafenauweg 10, 6300 Zug, Switzerland	Ireland, United Kingdom
Xavier Guesnu	Member of the Executive Committee	Region Head Central and East Europe	Grafenauweg 10, 6300 Zug, Switzerland	France
Martin Kriegner	Member of the Executive Committee	Region Head Asia, Middle East & Africa	Grafenauweg 10, 6300 Zug, Switzerland	Austria
Simon Rolf Kronenberg	Member of the Executive Committee	Region Head Latin America	Grafenauweg 10, 6300 Zug, Switzerland	Switzerland
Virginie Darbo	Member of the Executive Committee	Group Head of Strategy and M&A	Grafenauweg 10, 6300 Zug, Switzerland	France
Dragan Maksimovic	Member of the Executive Committee	Group Head of Building Systems	Grafenauweg 10, 6300 Zug, Switzerland	Serbia
Carmen Diaz Canabal	Member of the Executive Committee	Chief People and Sustainability Officer	Grafenauweg 10, 6300 Zug, Switzerland	Spain
Ramanathan Muthu	Member of the Executive Committee	Group Head of Operational Excellence	Grafenauweg 10, 6300 Zug, Switzerland	Switzerland
Alfonso Paradinas Aguilera	Member of the Executive Committee	Chief Marketing & Innovation Officer	Grafenauweg 10, 6300 Zug, Switzerland	Spain
Alexia Sommer	Member of the Executive Committee	Chief Communications Officer	Grafenauweg 10, 6300 Zug, Switzerland	USA, Germany
Lukas Urs Studer	Member of the Executive Committee	Group General Counsel	Grafenauweg 10, 6300 Zug, Switzerland	Switzerland
Kim Fausing	Chairman of the Board of Directors	Chief Executive Officer, Danfoss Group	Grafenauweg 10, 6300 Zug, Switzerland	Denmark
Philippe Camille V. Block	Member of the Board of Directors	Professor of Architecture, ETH	Grafenauweg 10, 6300 Zug, Switzerland	Belgium
Leanne Denise Geale	Member of the Board of Directors	Group General Counsel, Nestle SA	Grafenauweg 10, 6300 Zug, Switzerland	Canada
Catrin Hinkel	Member of the Board of Directors	Chief Executive Officer, Microsoft Switzerland	Grafenauweg 10, 6300 Zug, Switzerland	Germany
Naina Lal Kidwai	Member of the Board of Directors	Retired business executive	Grafenauweg 10, 6300 Zug, Switzerland	India
Ilias Laeber	Member of the Board of Directors	Chief Executive Officer, Spectrum Value Management Ltd	Grafenauweg 10, 6300 Zug, Switzerland	Switzerland
Michael H. McGarry	Member of the Board of Directors	Retired business executive	Grafenauweg 10, 6300 Zug, Switzerland	USA
Adolfo Orive Hernandez	Member of the Board of Directors	President and Chief Executive Officer, Tetra Pak	Grafenauweg 10, 6300 Zug, Switzerland	Mexico
Claudia Sender Ramirez	Member of the Board of Directors	Retired business executive	Grafenauweg 10, 6300 Zug, Switzerland	Brazil
Sven Schneider	Member of the Board of Directors	Chief Financial Officer, Infineon Technologies AG	Grafenauweg 10, 6300 Zug, Switzerland	Germany

A-5-24

Exhibit 99.1

SHARE PURCHASE AGREEMENT

by and among

EDUARDO HOCHSCHILD BEECK,

MARIANA VIOLETA CORREA SABOGAL DE HOCHSCHILD,

FARRAGUT HOLDINGS, INC.,

a Cayman limited company,

THE SELLERS REPRESENTATIVE DEFINED HEREIN,

and

HOLCIM LTD,

a Swiss corporation,

Dated as of December 15, 2025

A-5-25

A-5-26

A-5-27

A-5-28

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated as of December 15, 2025, is entered into by and among: (i) the marital community property (sociedad conyugal) formed by Eduardo Hochschild Beeck, a Peruvian citizen and resident, and Mariana Violeta Correa Sabogal de Hochschild, a Peruvian citizen and resident (“EHB”); (iii) Farragut Holdings, Inc., a Cayman limited company (“Farragut” and, together with EHB, each a “Seller” and collectively, the “Sellers”); (iv) Eduardo Hochschild Beeck, in his capacity as representative of the Sellers pursuant to Section 10.01 (“Sellers Representative”), and (v) Holcim Ltd, a Swiss corporation (“Buyer”).

Recitals

WHEREAS, the Sellers collectively own 99.99% of the issued and outstanding shares of common stock (the “Shares”) of Inversiones ASPI S.A., a Peruvian corporation (the “Company”), and the remaining 0.01% is held by certain minority shareholders who are not parties to this Agreement;

WHEREAS, the Shares are owned of record by the Sellers as set forth in Schedule 3.06(a) of the Disclosure Schedules;

WHEREAS, the Company owns 50.01% of the issued and outstanding capital stock (such 50.01%, the “CPAC Shares”) of Cementos Pacasmayo S.A.A., a Peruvian corporation publicly traded on the Lima and New York stock exchanges (“CPAC” and, together with the Company, the “Transferred Companies”); and

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Shares, including indirectly the CPAC Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Action” means any action, cause of action, claim, demand, suit, hearing, litigation, citation, subpoena, summons, dispute, investigation, audit, proceeding, lawsuit, arbitration or other alternative dispute resolution proceeding, whether civil, criminal, administrative, regulatory, judicial or extra-judicial (including any settlement or conciliation procedures) or governmental investigations.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, as general partner or managing member, by Contract or otherwise.

A-5-29

“Agreement” has the meaning set forth in the preamble.

“Anti-Corruption Laws” means all Laws relating to anti-bribery or anticorruption, anti-money laundering, anti-terrorism, including all Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Authority, commercial entity, or any other Person in order to obtain a business advantage or fund any terrorism practices, including, the Legislative Decree 635 – Peruvian Criminal Code, Law 30424 – Law that regulates the administrative liability of legal entities and its regulation, approved by Supreme Decree 002-2019-JUS, Legislative Decree 1385, and regulations relating to the prevention of funding of terrorism practices Laws in Peru and the U.S. Foreign Corrupt Practices Act, the U.S. Bank Secrecy Act, and the USA PATRIOT Act of 2001.

“Associate” means, with respect to any Person: (a) any other Person of which such first Person is an officer (or similar authorized appointments with different names), or partner or is, directly or indirectly, through one or more intermediaries, the record or beneficial owner of ten percent (10%) or more of any class or type of Equity Interests; and (b) any trust or other estate in which such first Person has a substantial beneficial interest or as to which such first Person serves as trustee or in a similar fiduciary capacity.

“Business Day” means any day except Saturday, Sunday, or any other day on which commercial banks located in New York City, New York, Zurich, Switzerland or Lima, Peru are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer-Controlled Tax Controversy” has the meaning set forth in Section 6.12(h).

“Buyer Released Claims” has the meaning set forth in Section 6.14(b).

“Buyer Released Parties” has the meaning set forth in Section 6.14(b).

“Buyer Releasing Parties” has the meaning set forth in Section 6.14(a).

“Cap” has the meaning set forth in Section 8.04(d).

“Closing” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.04.

“Closing Transaction Expenses” means the aggregate amount of all Transaction Expenses.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” has the meaning set forth in Section 3.04(a).

A-5-30

“Company” has the meaning set forth in the preamble.

“Company Financial Indebtedness” means all monies borrowed by the Company from Banco de Credito del Perú, together with any unpaid interest, prepayment penalties, “breakage” costs, premiums, expense reimbursements or similar costs or expenses, if any, due or payable as a result of the satisfaction or prepayment thereof.

“Company Financial Indebtedness Debt Payoff Letter” has the meaning set forth in Section 7.02(f).

“Company Financial Indebtedness Payoff Amount” means the Company Financial Indebtedness outstanding immediately prior to Closing, together with any unpaid interest, prepayment penalties, “breakage” costs, premiums, expense reimbursements or similar costs or expenses, if any, due or payable as a result of the satisfaction or prepayment thereof.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 31, 2025, between Buyer and the Company.

“Consideration Spreadsheet” has the meaning set forth in Section 2.05(a).

“Contract” means all contracts, leases, subleases, deeds, mortgages, licenses, sublicenses, instruments, notes, undertakings, indentures, joint ventures, sales and purchase orders, binding bids, binding offers and all other legally binding agreements, commitments and arrangements, in each case, whether written or oral.

“CPAC” has the meaning set forth in the recitals.

“CPAC Shares” has the meaning set forth in the recitals.

“Data Room” means the electronic documentation site established by Garrigues on behalf of the Sellers containing the documents set forth in the index included in Section 1.01(a) of the Disclosure Schedules. For the avoidance of doubt, Garrigues acts, for these purposes, solely as a service provider administering the site; all information contained in the Data Room has been uploaded by the Sellers or the Sellers’ agents, and Garrigues neither owns nor controls such information.

“Deductible” has the meaning set forth in Section 8.04(a).

“Direct Claim” has the meaning set forth in Section 8.05(e).

“Disclosure Schedules” means the Disclosure Schedules delivered by the Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Discovered Leakage” has the meaning set forth in Section 6.10.

“Drop Dead Date” has the meaning set forth in Section 9.01(b)(ii).

“EHB” has the meaning set forth in the Preamble.

“Employee Benefit Plans” has the meaning set forth in Section 4.12(a).

A-5-31

“Encumbrance” means any lien, pledge, garantía mobiliaria, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, encumbrance, hypothecation, option, lease, license, right of way, right of first offer, right of first refusal, restrictive covenant or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means all Laws relating to: (a) pollution (or the cleanup thereof), protection of natural resources, endangered or threatened species, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata) or human health and safety from actual or potential exposure (or the effects of exposure) to any Hazardous Materials; or (b) the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, production, discharge, spill or emission of, or regarding the use, handling, transportation, processing, treatment, storage, disposal, release or remediation of, any Hazardous Materials.

“Equity Interests” means, with respect to any Person: (a) any partnership interests; (b) any membership interests or units; (c) any shares in the capital of such Person or shares of capital stock; (d) any other interest or participation that confers on a Person phantom equity, equity appreciation rights, the right to receive a share of the profits and losses of, or distribution of assets of, such Person, any other right that is based on the value of an equity security of such Person, or any similar right; (e) any calls, warrants, options or similar rights entitling any Person to purchase or otherwise acquire membership interests or units, shares in the capital of such Person, shares of capital stock, or any other equity securities; or (f) any securities convertible into or exercisable or exchangeable for any of the foregoing.

“Escrow Account” has the meaning set forth in Section 2.03(a)(iii).

“Escrow Agent” means Citibank del Peru S.A.

“Escrow Agreement” means an escrow agreement to be entered into among Buyer, Sellers Representative and the Escrow Agent at or prior to the Closing, in a form to be reasonably agreed among such Parties and the Escrow Agent.

“Escrow Amount” means an amount equal to S/ 185,037,000.

“Escrow Funds” means, at any time, the portion of the Escrow Amount then remaining in the Escrow Account.

“Excess Transaction Expenses” means (i) an amount (which shall not be less than zero) equal to the difference between the Closing Transaction Expenses and US$10,000,000, plus (ii) the amount, if any, of Discovered Leakage.

“Exchange Act” means the Securities Exchange Act of 1934.

A-5-32

“Exchange Rate” means (a) for amounts expressed in U.S. dollars that need to be converted into Peruvian soles pursuant to this Agreement, the average exchange rate “tipo de cambio promedio ponderado compra cotización de oferta y demanda” published by the Peruvian Banking, Insurance and Pension Fund Superintendence (Superintendencia de Banca, Seguros y AFP) on its webpage (http://www.sbs.gob.pe/app/stats/tc-cv.asp) at the close of business on the Business Day that is two (2) Business Days prior to the date of determination; and (b) for amounts expressed in Peruvian soles that need to be converted into U.S. dollars pursuant to this Agreement, the average exchange rate “tipo de cambio promedio ponderado venta cotización de oferta y demanda” published by the Peruvian Banking, Insurance and Pension Fund Superintendence (Superintendencia de Banca, Seguros y AFP) on its webpage (http://www.sbs.gob.pe/app/stats/tc-cv.asp) at the close of business on the Business Day that is two (2) Business Days prior to the date of determination; provided, in each case, that if such publication is not made at the close of business on the Business Day that is two (2) Business Days prior to the date of determination, the “Exchange Rate” shall be the rate published by such entity or publication on the first date thereafter on which such exchange rate is published.

“Excluded Liabilities” means (a) all Liabilities of the Company that are not exclusively resulting from holding the CPAC Shares existing or occurring at or prior to, or arising out of or relating to facts, conditions, circumstances, or events occurring at or prior to, the Closing, including: (i) all Losses arising out of or relating to any Action made by SUNAT in respect of any unpaid Peruvian Tax Payment, an incorrect tax base used for the Peruvian Tax Payment or, in general, any matter related to the payment by Farragut of the Peruvian Tax Payment pursuant to or in connection with the transactions contemplated under this Agreement, (ii) all Liabilities arising out of or relating to the Spin-Off, including any Tax or labor Liability, (iii) all Liabilities arising out of or relating to any outstanding Indebtedness of the Company regardless of whether such Indebtedness relates to the Company’s operations or CPAC (including any Company Financial Indebtedness), and (iv) all Liabilities arising out of or relating to any holders of Equity Interests of the Company (other than the Sellers), except to the extent such Liabilities are the direct result of acts or omissions of Buyer occurring after the Closing Date (other than in connection with the enforcement or protection of any rights and interests of Buyer arising out of or under this Agreement or the Escrow Agreement), (b) any Pre-Closing Taxes, (c) any inaccuracies or omissions in the Consideration Spreadsheet, and (d) any Leakage.

“Existing Bonds” means the (a) 6.68750% Corporate Bonds due 2029 of CPAC, in original principal amount of S/ 260,000,000 and (b) 6.84375% Corporate Bonds due 2034 of CPAC, in original principal amount of S/ 310,000,000.

“Existing Bonds Indenture” means together: (a) the Public Deed of the Master Agreement for the Issuance of Corporate Bonds corresponding to the Second Corporate Bond Program of CPAC (Marco de Emisión de Bonos Corporativos correspondientes al Segundo Programa de Bonos Corporativos), dated as of January 25, 2019, by and between CPAC, in its capacity as issuer, and Scotiabank Peru S.A.A., in its capacity as general representative of the bondholders; (b) the Public Deed of the Indenture corresponding to the First Issuance (Contrato Complementario del Segundo Programa de Bonos Corporativos), dated January 26, 2019; and (c) the Public Deed of the Indenture corresponding to the Second Issuance of Bonds (Contrato Complementario del Segundo Programa de Bonos Corporativos) dated January 26, 2019.

“Existing Loan Agreement” means that certain Public Deed of the Medium Term “Club Deal” Corporate Loan, dated as of November 29, 2021, by and among Banco de Crédito del Perú and Scotiabank Perú S.A.A. in their capacity as lenders, and CPAC, in its capacity as borrower.

“Farragut” has the meaning set forth in the Preamble.

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“Final Purchase Price” means an amount equal to (a) the Purchase Price, minus (b) the Company Financial Indebtedness Payoff Amount, minus (c) any Excess Transaction Expenses.

“Financial Statements” means (a) the unaudited consolidated financial statements of CPAC and its Subsidiaries as of September 30, 2025, consisting of the unaudited consolidated balance sheets and the related unaudited consolidated statements of income, retained earnings, stockholders’ equity and cash flows for the periods then ended, (b) the audited consolidated financial statements of CPAC and its Subsidiaries as of December 31, 2024, consisting of the audited consolidated balance sheets and the related audited consolidated statements of income, retained earnings, stockholders’ equity and cash flows for the periods then ended, (c) the unaudited financial statements of the Company as of July 31, 2025 (the “Balance Sheet Date”), consisting of the unaudited balance sheets and the related statements of income, stockholders’ equity and cash flows for the periods then ended and (d) the audited financial statements of the Company as of December 31, 2024, consisting of the audited balance sheets and the related audited statements of income, stockholders’ equity and cash flows for the periods then ended, in each of the foregoing clauses (a), (b), (c) and (d), copies of which have been made available to Buyer in the Data Room.

“Fraud” means, with respect to a party, an actual and intentional misrepresentation of a fact with respect to the making of any representation or warranty in Article III, Article IV or Article V or in any certificate delivered in connection with this Agreement, made by such party with such party’s actual knowledge of its falsity; p rovided that “Fraud” shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentations or any tort based on negligence or recklessness.

“Fundamental Representations” means the warranties and representations given by the Sellers in Section 3.01 (Organization, Authority and Qualification of the Company), Section 3.02 (Organization and Authority of the Sellers), Section 3.03 (Enforceability and Authorization), Section 3.04 (Capitalization of the Company), Section 3.05(a)(i) and (ii) (No Conflicts; Consents), Section 3.06 (Title of Shares; Ownership of CPAC Shares), Section 3.07 (No Operations, Assets or Liabilities), Section 3.14 (Brokers), Section 4.01(a) and (d) (Organization, Authority and Qualification), Section 4.03 (Capitalization) and Section 4.18 (Related Party Transactions).

“Garrigues” means the Peruvian legal counsel of the Sellers and the Company.

“General Corporations Act” means the Law 26887 (Ley General de Sociedades) of the Republic of Peru.

“Governmental Approval” has the meaning set forth in Section 7.01(a).

“Governmental Authority” means any federal, state, regional, departmental, local, provincial, municipal or foreign government, regulatory or administrative authority or political subdivision thereof, or any agency, commission, department or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Official” means any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any Governmental Authority, including any entity owned or controlled by one or more Governmental Authorities, any political party, party official or political candidate, or any public international organization.

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“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, subpoena, verdict, exemption, decision, assessment, determination, or award, in each case, made, issued or entered by or with any Governmental Authority, and in each case, whether preliminary or final.

“Hazardous Materials” means: (a) any material, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, gas or other substance, in each case, whether naturally occurring or manmade, that is hazardous, radioactive, acutely hazardous, toxic, a pollutant, a contaminant or waste, or words of similar import or regulatory effect, under Environmental Laws; and (b) any petroleum or petroleum-derived products, by-products or breakdown products, radon, asbestos in any form, lead or lead-containing materials, radioactive materials, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“Health and Safety Laws” means all Laws relating health and safety in the workplace, including Laws governing compensation for injuries sustained and illnesses suffered in the course and scope of an employee’s employment, including all Permits issued under any provision referred to in this paragraph as well as any conditions of such Permits.

“ICC Rules” has the meaning set forth in Section 10.12(b).

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB) as in effect on December 31, 2024 in the Republic of Peru.

“Income Tax” means any Tax that is based on, or computed with respect to, net income or earnings (including, for the avoidance of doubt, the Peruvian Income Tax Law enacted by Legislative Decree No. 774), gross income or earnings, capital or, net worth (and any franchise Tax or other Tax in imposed in lieu thereof, but excluding any sales, use, goods and services, real or personal property transfer or other similar Taxes) and any related penalties, additions to Tax or interest.

“Indebtedness” means, without duplication, the following with respect to any Person: all (a) indebtedness for borrowed money, whether secured or unsecured; (b) obligations for the deferred or unpaid purchase price of property, services, goods, assets or securities, including all Tax-related payments, “earn-out” payments, milestone payments, post-closing true-up obligations and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation (excluding trade payables incurred in the ordinary course of business that are not more than sixty (60) days past due); (c) long- or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap, option contracts, future contracts, forward contracts or other hedging or derivative Contract or arrangement; (e) obligations under leases that have been, or should be, capitalized in accordance with IFRS; (f) reimbursement obligations under any letter of credit, banker’s acceptance, performance bond, surety bond, bank guarantee or similar credit transactions; (g) declared and unpaid dividends and applicable withholding Taxes on a jurisdiction-by-jurisdiction basis associated with the declared but unpaid dividends; (h) obligations created or arising under any conditional sale, other title retention Contract or other vendor financing with respect to property or assets acquired by any such Person; (i) any unfunded or underfunding of any retirement, pension, deferred compensation, post-employment benefit plan or other retiree welfare benefit (and the employer portion of any employment-related Taxes related thereto); (j) all unpaid royalties payable by such Person to any other Person (whether accrued or otherwise); (k) guarantees made by any such Person on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (j); (m) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by any such Person, whether or not the obligations secured thereby have been assumed; and (n) any unpaid interest, prepayment penalties, “breakage” costs, premiums, expense reimbursements or similar costs or expenses, if any, that would arise or become due as a result of the satisfaction or prepayment at the applicable time of determination of any of the obligations referred to in the foregoing clauses (a) through (m); provided, however, that “Indebtedness” shall not include any intercompany Indebtedness solely among the Transferred Companies.

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“INDECOPI” means National Institute for the Defense of Free Competition and the Protection of Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual) of Peru.

“Indemnified Party” has the meaning set forth in Section 8.05.

“Indemnifying Party” has the meaning set forth in Section 8.05.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations in part, renewals, extensions and reexaminations thereof, all patents that may issue on such applications, and all rights therein provided by applicable Law; (b) trademarks; (c) copyrightable works and works of authorship (including software), copyrights, registrations and applications for registration thereof, and all rights therein provided by applicable Law; (d) trade secrets (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supply lists, pricing and cost information, and business and marketing plans and proposals); (e) the right to sue for past infringement of any of the foregoing; and (i) any other intellectual property or similar proprietary rights, including but not limited to know-how, inventions, computer programs, internet domain names, social media accounts, any application and registration for any and all of the foregoing.

“Law” means any statute, law, ordinance, regulation, rule, code, Governmental Order, constitution, treaty, common law, other requirement, or rule of law of any Governmental Authority.

“Leakage” means all Losses that the Transferred Entities, suffer, incur or otherwise become subject to (or have suffered, incurred or otherwise become subject to), during the Locked Box Period, arising out of, resulting from or relating to (a) any breach or default of any covenant, agreement or obligation set forth in clauses (d), (e), (q) or (u) (in respect of the aforementioned clauses (d), (e) and (q) only) of Section 6.01, (b) any action taken during the Locked Box Period by any Transferred Entity with respect to clauses (d), (e), (q) and (u) (in respect of the aforementioned clauses (d), (e) and (q) only) of Section 6.01 that, if taken after the date hereof without Buyer’s consent, would constitute a breach or default under clauses (d), (e), (q) or (u) (in respect of the aforementioned clauses (d), (e) and (q) only) of Section 6.01, (c) any Transaction Expenses in excess of US$10,000,000 individually or in the aggregate not deducted from the Purchase Price at Closing, or (d) the payment or incurrence by any Transferred Entity of any Tax as a result of any of the matters referred to in clauses (a), (b), and (c) above; provided that Leakage shall exclude the items set forth on Section 1.01(d) of the Disclosure Schedules in the amounts specifically set forth therein. For the avoidance of doubt, payments solely among members of the Target Company Group shall not constitute Leakage.

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“Leased Real Property” means the leasehold or subleasehold interests (either as sublandlord or subtenant) and any other licenses or rights to use or occupy any land, buildings, structures, plants, improvements, fixtures or other interests in real property held by member of the Target Company Group or used in connection with the operation of its business under the Real Property Leases.

“Liabilities” means any debts, liabilities, commitments, losses, deficiencies, claims, damages, demands, costs, fees, expenses and obligations (including guarantees, endorsements and other forms of credit support), whether accrued or fixed, absolute or contingent, matures or unmatured, in-or off-balance sheet, including those arising under any Contract, Law or any Action.

“Locked Box Date” means July 31, 2025.

“Locked Box Period” means the period from (but excluding) the Locked Box Date to (and including) the Closing Date.

“Lookback Date” means December 31, 2023.

“Losses” means any Liabilities (including reasonable attorney’s fees and expenses and fees and expenses of other experts), penalties, interest, Taxes, fines, judgments, awards or settlements that are imposed upon or otherwise incurred or suffered by such Person.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise), assets or Liabilities of the Target Company Group, taken as a whole, or (b) the ability of the Sellers to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (a) of this definition only, “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Target Company Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action expressly required by this Agreement (other than Section 6.01) or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any changes after the date of this Agreement in Laws or accounting rules (including IFRS), in each case, of general applicability; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors, or others having relationships with the Company (provided, that this clause (vii) shall not apply with respect to any representation or warranty explicitly addressing the consequences of the execution, announcement, pendency or completion of this Agreement or the transactions contemplated by this Agreement or with respect to the conditions to Closing contained in Section 7.03, to the extent it relates to such representations or warranties); (viii) any acts of God or similar force majeure event; (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (x) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that any underlying causes or facts giving rise or contributing to such failures (subject to the other provisions of this definition) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); p rovided, further, that the matters described in clauses (i), (ii), (iii), (iv), (vi), (viii) or (ix) shall be included and be taken into account to the extent such matters have had or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the Target Company Group, taken as a whole, relative to other Persons in the industry in which the Target Company Group operates.

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“Material Contracts” has the meaning set forth in Section 4.08(a).

“Merger Control Law” means (a) the Peruvian Law 31112, and (b) the applicable INDECOPI guidelines.

“Material Real Property Leases” means each Real Property Lease (a) (i) having an unexpired term of more than one (1) year and (ii) requiring an annual payment in excess of S/15,000,000, or (b) that is material to the operations of the Target Company Group as a whole.

“Mineral Rights” has the meaning set forth in Section 1.01(a).

“NYSE” means The New York Stock Exchange.

“Owned Real Property” has the meaning set forth in Section 4.14(a)(i).

“Permitted Encumbrances” means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which any member of the Target Company Group is not otherwise subject to civil or criminal Liability due to its existence: (a) Liens for Taxes not yet due and payable for which adequate reserves have been maintained in accordance with IFRS; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens incurred in the ordinary course of business consistent with past practice securing obligations (i) as to which there is no declared default on the part of any member of the Target Company Group or the validity or amount of which is being contested in good faith by appropriate proceedings conducted in a reasonably diligent manner and for which adequate reserves are maintained on the books of such member of the Target Company Group, (ii) which are not overdue for a period of more than thirty (30) days and (iii) are not in excess of S/1,500,000, individually or in the aggregate; and (c) with respect to the Leased Real Property, (i) statutory, common law and contractual landlord’s liens under any Real Property Lease and (ii) customary utility easements, rights-of-way, recorded building or use restrictions and minor imperfections or irregularities of title to the Leased Real Property that (A) were not incurred in connection with any Indebtedness and (B) do not, individually or in the aggregate, materially interfere with the use or occupancy of the Leased Real Property.

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“Permits” means all permits, licenses, franchises, certificates, registrations, clearances, approvals, authorizations, and consents obtained, or required to be obtained, from, or filings with, any Governmental Authorities.

“Person” means an individual, corporation, partnership (general or limited), joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity or organization.

“Peruvian Tax Basis Certificate” means the Certificado de Recuperación de Capital Invertido to be issued by SUNAT to certify the Farragut tax basis in the Company.

“Peruvian Tax Payment” has the meaning set forth in Section 2.06(c).

“Pledge Agreement” means the Public Deed of the amendment and restatement share pledge agreement (modificación integral del contrato de garantía mobiliaria) over the CPAC Shares entered into on July 13, 2021, as amended on September 9, 2021, by and among the Company, as grantor, and Banco de Crédito del Perú, as secured party, with the intervention of Credicorp Capital Sociedad Agente de Bolsa S.A., as enforcement representative.

“Post-Closing Tax Period” means any taxable period (or a portion thereof in the case of a Straddle Period) beginning after the Closing Date.

“Pre-Closing Returns” has the meaning set forth in Section 6.12(a).

“Pre-Closing Tax Period” means a taxable year ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date, determined in accordance with Section 6.12(d).

“Pre-Closing Taxes” means any and all Taxes imposed on or with respect to the Company, or the assets, business, operations or activities of the Company, as applicable, for any Pre-Closing Tax Period, determined in accordance with Section 6.12(d); provided, however, that Pre-Closing Taxes shall exclude Taxes to the extent such Taxes arise as a result of any breach by Buyer of the covenants set forth in Section 6.12(j).

“Privileged Communications” has the meaning set forth in Section 10.15(b).

“Pro Rata Share” means, with respect to any Seller, such Person’s percentage as set out in the Consideration Spreadsheet.

“Purchase Price” has the meaning set forth in Section 2.02.

“Real Property” has the meaning set forth in Section 4.14(a)(i).

“Real Property Leases” means the leases, subleases, ground leases, concessions or other agreements, including all amendments, extensions, supplements, modifications renewals or other agreements with respect thereto, under which any member of the Target Company Group uses or occupies or has the right to use or occupy any real property.

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“Related Party” means, with respect to a Person, such Person and any of its former (within the past three (3) years from the date of determination), current and future Affiliates, and each of their respective former (within the past three (3) years from the date of determination), current and future direct or indirect Affiliates, “principals,” general or limited partners, holders of Equity Interests, directors, officers, members, managers, employees, agents, assignees, controlling Persons; provided that in the case of any Seller or any Transferred Entity, the term “Related Party” shall also include any Relative or any Associate of any Seller (other than the Target Company Group).

“Relative” of a Person means such Person’s spouse or domestic partner, such Person’s parents, sisters, brothers, children or other members of such Person’s household and the spouses and domestic partners of the foregoing.

“Representative” means, with respect to any Person, any and all directors, officers (or similar authorized appointments with different names), employees, counsel and other agents of such Person.

“Representative Losses” has the meaning set forth in Section 10.01(c).

“Restricted Period” has the meaning set forth in Section 6.18(a).

“Sanctioned Person” means any Person or vessel (a) designated on the OFAC list of Specially Designated Nationals and Blocked Persons, the EU Consolidated List, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, the UK Sanctions List maintained by the UK Foreign, Commonwealth and Development Office, or on any list of targeted persons issued under Sanctions, (b) that is, or is part of, a government of a Sanctioned Territory, (c) owned or controlled by, or acting on behalf of, any of the foregoing, (d) located within or operating from a Sanctioned Territory, or (e) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or other territory targeted by a general export, import, financial or investment embargo under Sanctions, which countries and territories, as of the date of this Agreement, include Cuba, Iran, North Korea, Syria, the Crimea region and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine.

“Sanctions” means any economic or financial sanctions or export controls imposed, administered or enforced by: (a) the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. State Department, the U.S. Commerce Department, or any other governmental agency of the U.S. government; (b) the United Nations; (c) the European Union or any member state thereof; (d) the United Kingdom; (e) Switzerland; or (f) any other country or territory with applicable sanctions regulations.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.06(c).

“Schedule 13G-A” means the Schedule 13G, as amended by Amendment number 2, filed by or on behalf of the Company with the SEC on March 1, 2017.

“SEC” means the Securities and Exchange Commission of the United States of America or any other federal agency at the time administering the Securities Act.

“SEC Reports” has the meaning set forth in Section 4.06(c).

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“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of Peru and the United States, including the Consolidated Text of the Securities Market Law, which was approved by Supreme Decree No. 020-2023-EF, as well as those established in its corresponding regulations approved by SMV Resolution No. 029-2018-SMV-01, the Securities Act, the Exchange Act, the listing rules of, or any listing agreement with, NYSE and any other applicable Law regulating securities or takeover matters.

“Sellers” has the meaning set forth in the preamble.

“Seller Controlled Tax Controversy” has the meaning set forth in Section 6.12(g).

“Seller Group” has the meaning set forth in Section 10.15(a)(i).

“Seller Group Law Firms” has the meaning set forth in Section 10.15(a)(i).

“Seller Released Claims” has the meaning set forth in Section 6.14(a).

“Seller Released Parties” has the meaning set forth in Section 6.14(a).

“Seller Releasing Parties” has the meaning set forth in Section 6.14(b).

“Sellers’ Knowledge” or similar terms used in this Agreement means the actual knowledge of any of Humberto Nadal, Javier Durand Planas, or Manuel Ferreyros.

“Sellers Representative” has the meaning set forth in the preamble.

“Shares” has the meaning set forth in the recitals.

“Sol or S/” means the lawful currency of Peru.

“Spin-Off” has the meaning set forth in Section 3.07(b).

“Spin-Off Date” means February 1, 2025.

“Specified Election” has the meaning set forth in Section 2.06(d)(i)(B).

“Straddle Period” has the meaning set forth in Section 6.12(d).

“Subsequent Tender Offer” means the subsequent public tender offer (Oferta Pública de Adquisición posterior - OPA posterior) that the Buyer is obligated to carry out after Closing in connection with the transactions contemplated hereby, in accordance with the Securities Laws.

“Subsidiaries” means, with respect to any Person, any other Person of which (a) such first Person (either alone or through or together with any other Subsidiary) own or controls directly or indirectly or has the power to vote more than fifty percent (50%) of the outstanding capital stock or other Equity Interests having ordinary voting power for the election of directors or other Persons performing similar functions thereof, (b) such first Person is a general partner, managing member or managing director, or (c) such first Person is otherwise able to direct the management or policies of such entity, whether through ownership of securities, by contract or otherwise.

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“SMV” means the Superintendence of Capital Markets (Superintendencia de Mercado de Valores) of the Republic of Peru.

“SUNAT” means the Peruvian tax Governmental Authority (Superintendencia Nacional de Aduanas y de Administración Tributaria).

“Target Company Group” means CPAC and each of its Subsidiaries.

“Target Company Group Public Documents” means the reports, schedules, statements, prospectuses and other documents filed or furnished (as applicable) by the Target Company Group with the SEC or the SMV and publicly available at least five (5) Business Days prior to the date of this Agreement since the Lookback Date.

“Tax Authority” means any Governmental Authority (or any board, bureau, body, department or authority thereof) having jurisdiction with respect to any Tax, including for the avoidance of doubt, SUNAT.

“Tax Controversy” has the meaning set forth in Section 6.12(e).

“Tax Representations” means the representations and warranties contained in Sections 3.10 (Taxes).

“Tax Return” means any return, declaration, report, form, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement the primary purpose of which is the allocation or sharing of Tax liabilities or benefits.

“Taxes” means all national, federal, state, municipal, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, capital gains, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Third-Party Claim” has the meaning set forth in Section 8.05(a).

“Top Customer” has the meaning set forth in Section 4.15(a).

“Top Distributor” has the meaning set forth in Section 4.15(b).

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“Transaction Expenses” means, to the extent (x) paid during the Locked Box Period, or (y) incurred or payable and not paid prior to the Closing Date, all fees, costs, expenses, payments, expenditures or Liabilities (whether or not yet invoiced and including those that will become payable after Closing with respect to services performed or actions taken at or prior to the Closing Date), by or on behalf of a Seller or a Transferred Entity (including, if applicable, fees and expenses of Sellers which any Transferred Entity has agreed to pay or is otherwise liable for) in connection with any of the transactions contemplated by this Agreement, including: (a) all brokers’, finders’ or investment bankers’ fees in connection with the negotiation, preparation or execution of this Agreement or the consummation of the transactions contemplated hereby or the process resulting in such transactions (including in connection with any extraordinary transaction that was a contemplated alternative to the transactions contemplated by this Agreement); (b) all fees and expenses of legal counsel or other professional advisors in connection with the negotiation, preparation or execution of this Agreement or the consummation of the transactions contemplated hereby; (c) all transaction, change in control, retention and stay bonuses and severance payments (and, in each case, the employer portion of any employment-related Taxes related thereto), in each case, payable by a Transferred Entity (prior to, on or following the Closing Date) to any current or former director, officer, employee or individual independent contractor of any Transferred Entity solely as a result of the consummation of the transactions contemplated hereby; (d) all fees, costs and expenses arising out of or relating to the Lender Consents; (e) all fees, costs and expenses arising out of or relating to any notice required under the Existing Bonds Indenture referred to in Section 6.19(a) and Section 6.19(c) (including any consent fees and the fees and expenses of the solicitation agent and any legal counsel or other professional advisors in connection therewith); (f) all costs and expense incurred in connection with obtaining the “tail” policy pursuant to Section 6.04(b); and (g) all Taxes arising from the payment of any amounts described in clauses (a) through (f) inclusive (including, for the avoidance of doubt, any withholding tax on a deemed dividend arising from a payment by a Transferred Entity for or on behalf of a Seller, but not including sales or similar taxes that the Target Company Group would recover in accordance with applicable Law, or for which it would receive in accordance with applicable Law a credit, in the ordinary course of business), it being agreed and understood that all other fees, costs, payments, fines, Taxes, expenses in connection with the matters set forth on Section 1.01(c) of the Disclosure Schedules shall constitute Transaction Expenses (other than sales or similar taxes that the Target Company Group would recover in accordance with applicable Law, or for which it would receive in accordance with applicable Law a credit, in the ordinary course of business).

“Transaction Tax Deductions” has the meaning set forth in Section 6.12(d).

“Transfer Tax” means all transfer, documentary, stamp, registration, or similar Taxes and fees, including any additions to Tax and interest thereon, but shall not include Income Taxes or any other Tax measured by gain actually or deemed realized on a sale of the Shares (including for the avoidance of doubt, the Peruvian Income Tax Law enacted by Legislative Decree No.774).

“Transferred Companies” has the meaning set forth in the recitals.

“Transferred Entity” means each Transferred Company and each of its Subsidiaries.

“Usufruct Agreement” means the Grant of Usufruct dated December 20, 2023 and its amendment dated January 10, 2025 entered into by and between Farragut and EHB, whereby Farragut granted an usufruct right over the shares it owns in the Company in favor of EHB.

“Valuation Report” means a report evidencing that the Final Purchase Price is not less than the fair market value assessed in accordance with the rules set forth in the Peruvian Income Tax Law enacted by Legislative Decree No.774.

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ARTICLE II PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, each Seller shall sell, assign, transfer and deliver to Buyer (or its designated Affiliate), free and clear of all Encumbrances (other than restrictions on transfer imposed by applicable Securities Laws), and Buyer (or its designated Affiliate) shall purchase and acquire from each such Seller, all of such Seller’s right, title and interest in and to all the Shares held by each such Seller for the consideration specified in Section 2.02.

Section 2.02 Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price for the Shares shall be S/1,850,370,000 (the “Purchase Price”), which shall be allocated between the Sellers pursuant to their respective Pro Rata Share as set forth in the Consideration Spreadsheet.

Section 2.03 Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall:

(i) deliver to Sellers:

(A) an amount equal to (1) the Final Purchase Price, minus (2) the Escrow Amount, minus (3) in the case of Farragut, the Peruvian Tax Payment, in each case, by wire transfer of immediately available funds to the accounts designated for each Seller on the Consideration Spreadsheet, with each Seller receiving such Seller’s Pro Rata Share of such amount; and

(B) the agreements, documents, instruments, or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement;

(ii) pay, on behalf of the Company, an amount equal to the Company Financial Indebtedness Payoff Amount, by wire transfer of immediately available funds to the accounts specified in the Company Financial Indebtedness Debt Payoff Letters; provided that Buyer may use loans put in place immediately prior to Closing to effectuate the payoff of the Company Financial Indebtedness Payoff Amount; and

(iii) pay to the Escrow Agent, in accordance with the Escrow Agreement, the Escrow Amount by wire transfer in immediately available funds, which amount shall be deposited into an escrow account (the “Escrow Account”) on Sellers’ behalf, which shall be established pursuant to the Escrow Agreement, as security for Sellers’ indemnification obligations pursuant to this Agreement.

(b) At the Closing, Sellers, Sellers Representative and the Company shall deliver (or cause to be delivered) to Buyer:

(i) the new stock certificate evidencing the Shares in the name of Buyer in form and substance reasonably acceptable to Buyer;

(ii) EHB shall deliver an invoice (factura) for the payment of the Final Purchase Price; and

(iii) the agreements, documents, instruments, or certificates required to be delivered by the Company and Sellers at or prior to the Closing pursuant to Section 7.02 of this Agreement.

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Section 2.04 Closing. The consummation of the purchase and sale of the Shares and the other transactions contemplated hereby (the “Closing”) shall take place: (a) at a closing to be held at 10:00 a.m., Lima, Peru, time on the seventh (7th) Business Day after the last of the conditions to Closing set forth in Article VII have been satisfied or waived in writing by the party so entitled to waive (other than those conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) (i) remotely by exchange of documents and signatures (or their electronic counterparts), or (ii) at the offices of Garrigues, Av. Víctor Andrés Belaúnde, 332 (Oficina 701) San Isidro - Lima (Perú); or (b) at such other time or on such other date or at such other place as the Sellers Representative and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.05 Consideration Spreadsheet.

(a) At least five (5) Business Days before the Closing, the Sellers shall prepare and deliver to Buyer a spreadsheet and a flow of funds memorandum (collectively, the “Consideration Spreadsheet”), which shall set forth in accordance with this Agreement (including Section 2.03), as of the Closing Date, the following:

(i) the name of each Seller, and the number of Shares held by such Seller, and such Seller’s Pro Rata Share;

(ii) a flow of funds memorandum that documents all the payments to be made in connection with the Closing (including in respect of the Shares, the Company Financial Indebtedness, the Escrow Amount, the Peruvian Tax Payment and any payments of expenses (including any Transaction Expenses) to be made in connection with the Closing);

(iii) wire instructions and bank account information for each Seller and each other payee specified in the Consideration Spreadsheet; and

(iv) other information reasonably requested by Buyer.

(b) Each Seller hereby agrees (i) to be bound by the Consideration Spreadsheet and the payments allocated to each Seller pursuant thereto, and (ii) that (A) Buyer shall be entitled to rely on the Consideration Spreadsheet in making payments under Article II, and (B) Buyer shall not be responsible for any calculations or determinations regarding such calculations in such Consideration Spreadsheet.

(c) At least five (5) Business Days before the Closing, the Sellers shall deliver or cause to be delivered to Buyer a certificate duly executed on behalf of the Target Company Group by the chief executive officer of the Target Company Group containing a reasonably detailed list of each Transaction Expense paid to such date by any Target Company Group and each item of Discovered Leakage, together with reasonable supporting documentation. At any time prior to the Closing, Sellers shall provide Buyer and its Representatives with reasonable access to all books, records, work papers and other information reasonably requested by Buyer to aid on its review of the Consideration Spreadsheet, any Transaction Expenses and any item of Discovered Leakage and shall make available its Representatives to Buyer to discuss in good faith and answer any questions by Buyer or its Representatives in respect of the Consideration Spreadsheet and any Transaction Expenses; provided that such access shall be during normal business hours and in a manner that does not unreasonably interfere with the normal business operations of CPAC and its Subsidiaries.

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Section 2.06 Withholding.

(a) Subject to clauses (b) through (d), which shall take precedence to the extent applicable, Buyer shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law relating to Taxes and such amounts deducted or withheld and paid over to the relevant Tax Authority shall be deemed paid to Sellers. Buyer shall provide Sellers with written notice of its intent to withhold at least five (5) days prior to the Closing with a reasonably detailed written explanation substantiating the requirement to deduct or withhold, and the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by Law; provided, that in the event the parties are unable to agree that such withholding can be reduced or eliminated, the Buyer shall be entitled to deduct and withhold based on its good faith determination of applicable Law, and will cooperate with Sellers in obtaining any refund that Sellers may seek of the amount so deducted or withheld.

(b) EHB shall pay the capital gains Tax, if any, and any advances thereof arising from the transaction contemplated herein within the timelines set forth in the applicable Law.

(c) Payment of the Final Purchase Price to Farragut shall be subject to capital gain Taxes, which shall be paid directly by the Company, which amount shall be calculated and paid in accordance with this Section 2.06 (the “Peruvian Tax Payment”).

(d) The parties hereto shall act according to the following on the Closing Date:

(i) At least three (3) Business Day before the Closing Date, the parties hereto shall calculate the Peruvian Tax Payment according to the following:

(A) For the calculation of the capital gains Tax payable by Farragut as a result of the transaction contemplated herein, the parties hereto shall apply the following formula to the Final Purchase Price: Amount to be withheld in respect of capital gains Taxes under applicable Law = 1. the higher of: (i) the Final Purchase Price payable to Farragut or (ii) the applicable market value determined in the Valuation Report, minus, 2. the Recognized Cost (Costo Computable), multiplied by 3. thirty percent (30%). Due to confidentiality concerns, Farragut has not been able to commission the preparation of the Valuation Report prior to the execution of this Agreement. Farragut acknowledges that it intends to do so as promptly as possible after the date hereof. If for any reason Farragut is unable to obtain the Valuation Report prior to the Closing Date, the formula shall be applied solely for purposes of calculating the Peruvian Tax Payment, considering as the higher value the Final Purchase Price payable to Farragut. For the avoidance of doubt, such calculation shall in no event be construed as the Buyer’s consent to performing the calculation in such manner, and it is further clarified that any Losses arising from any unpaid or omitted tax or from an incorrect tax base shall be assumed jointly by the Sellers as an Excluded Liability in accordance with Section 8.02(c).

(B) The parties hereto recognize that Farragut has decided not to obtain a Peruvian Tax Basis Certificate. In that regard, the “Recognized Cost (Costo Computable)” shall mean zero (the “Specified Election”).

(ii) Subsequently, on the Closing Date, the Buyer shall pay to Farragut its Pro Rata Share of the Final Purchase Price deducting the Peruvian Tax Payment. For that purpose, within the ten (10) Business Days (only as the definition of such term relates to Lima, Peru) following the Closing, Buyer shall or shall cause the Company to, pay the Peruvian Tax Payment on behalf of Farragut to SUNAT, and provide to Farragut, the original (formulario físico) Form 1673 and the voucher duly stamped by any bank, which is authorized to receive the payment of capital gains Tax on behalf of SUNAT, evidencing payment of the Peruvian Tax Payment.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS AND THE COMPANY

Except as set forth in the Disclosure Schedules, the Sellers, jointly and severally, represent and warrant to Buyer that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date.

Section 3.01 Organization, Authority and Qualification of the Company.

(a) The Company is a corporation (sociedad anónima) duly organized, validly existing and in good standing (or the equivalent concept in its jurisdiction of formation or incorporation) under the Laws of Peru and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently owned or conducted and as currently contemplated to be owned or conducted.

(b) Prior to the date hereof, the Company has made available to Buyer true, complete and correct copies of the organizational documents of the Company as in effect on the date hereof and such organizational documents are in full force and effect, and the Company is not in violation of any provisions of such documents.

Section 3.02 Organization and Authority of the Sellers and Sellers Representative.

(a) Farragut is a legal entity duly formed, validly existing and in good standing (or the equivalent concept in its jurisdiction of formation or incorporation) under the Laws of the Cayman Islands, is not tax resident in Peru or in any jurisdiction outside the Cayman Islands, and has all necessary power and authority to enter into and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby and all necessary Permits to own the Shares. The execution and delivery of this Agreement by Farragut, the performance by Farragut of its obligations hereunder, and the consummation by Farragut of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Farragut are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b) EHB (i) is a tax resident of the Republic of Peru, and (ii) has all the necessary legal capacity and authority to enter into and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(c) Sellers Representative has the necessary legal capacity and authority to execute and deliver this Agreement and, upon its execution on the Closing Date, shall have the necessary legal capacity and authority to execute and deliver the Escrow Agreement, to perform its obligations hereunder and, upon its execution on the Closing Date, under the Escrow Agreement and to consummate the transactions contemplated hereby and, upon its execution on the Closing Date, by the Escrow Agreement. At the Closing, upon Sellers Representative due and valid execution and delivery of the Escrow Agreement and, assuming due authorization, execution and delivery by the other parties thereto, the Escrow Agreement will constitute a legal, valid and binding obligation of Sellers Representative, enforceable against Sellers Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.03 Enforceability; and Authorization. This Agreement has been duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.04 Capitalization of the Company. Except as set forth on Section 3.04 of the Disclosure Schedules:

(a) The authorized capital stock of the Company consists of 264,623,270 shares of common stock (“Common Stock”) of which 264,623,270 shares are issued and outstanding. There are no shares of capital stock or any other Equity Interest held in the Company’s treasury. Except for the Shares, there are no other shares of Common Stock or other Equity Interests of the Company issued, reserved for issuance or outstanding. The Shares constitute all of the issued and outstanding shares of Common Stock of the Company.

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(b)  There are no (i) outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements, call, put or other or commitments of any character relating to any shares of Common Stock of, or any other Equity Interest in, the Company or obligating the Company to issue, sell, purchase, return, redeem or otherwise acquire any shares of Common Stock of, or any other Equity Interest in, the Company, (ii) voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to dividend rights or the voting or transfer of any shares of Common Stock of, or any other Equity Interest in, the Company or (iii) outstanding or authorized restricted shares, stock appreciation, phantom stock, profit participation, contingent value or similar securities or rights or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interest of, or other securities or ownership interests in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests in any Person, or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, return capital to, or make any payment to, any Person.

(c) All of the Shares (i) have been duly authorized and validly issued in accordance with applicable Law and are fully paid and non-assessable, (ii) were not issued or transferred in violation of and are not subject to any purchase option, call option, transfer restriction, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Company’s organizational documents or the requirements set forth in any Contract to which the Company is a party or otherwise bound by; and (iii) were issued free and clear of all Encumbrances.

(d) The Consideration Spreadsheet is in all respects consistent with, and determined in accordance with, the applicable provisions of the organizational documents of the Company.

(e) No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(f) Other than the Schedule 13G-A, the Company is not, and has never been, required to file any forms, schedules, reports, statements or comment letter responses with the SEC. The Schedule 13G-A (i) as of its filing or effective date, as applicable, (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), complied, in each case, in all material respects, with the applicable requirements of the applicable Securities Laws or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, each as in effect on the date that such Schedule 13G-A was filed or became effective and (ii) except to the extent amended or superseded by a subsequent filing made prior to the date hereof, did not, at the time it was filed or became effective, as applicable, or, if amended, as of the date of such amendment (or with respect to the Schedule 13G-A filed after the date of this Agreement, will not), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to the Schedule 13G-A. To the Sellers’ Knowledge, as of the date hereof, the Schedule 13G-A is not the subject of ongoing SEC review or outstanding SEC investigations.

Section 3.05 No Conflicts; Consents.

(a) The execution, delivery and performance by such Seller of this Agreement, and the consummation of such Seller of the transactions contemplated hereby, do not and will not: (i) in the case of Farragut, conflict with, violate or result in a violation or breach of any provision of the charter, by-laws or other organizational documents of Farragut; (ii) result in a material violation or breach of any provision of any Law or Governmental Order applicable to such Seller; (iii) except as set forth in Section 3.05 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, violate, or result in a breach of, constitute (with or without notice or lapse of time or both) a default under, or result in the acceleration, termination, cancellation or modification of, create (with or without notice or lapse of time or both) in any third Person thereto the right to accelerate, terminate, modify or cancel any right or obligation or require any consent or notice under any Contract to which such Seller is a party, except for such conflicts, violations, breaches, defaults, accelerations, terminations, cancellations, modifications or consents as would not, individually or in the aggregate, reasonably be expected to be material to the Company; or (iv) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property or asset of such Seller or the Company except for such Encumbrances as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(b) No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is or will be required by or with respect to such Seller in connection with the execution, delivery or performance by such Seller of this Agreement and the consummation of such Seller of the transactions contemplated hereby, except for such filings as may be required to be made by the Buyer under the Merger Control Law, and except where the failure to make or obtain such consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not, individually or in the aggregate, reasonably be expected to prevent, hinder or materially delay such Seller from performing its obligations under this Agreement or prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement.

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Section 3.06 Title of Shares; Ownership of CPAC Shares.

(a) Such Seller has good, valid and marketable title to, and is the sole record and beneficial owner of, all the Shares set forth opposite such Seller’s name on Section 3.06(a) of the Disclosure Schedules, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable Securities Laws and those Encumbrances set forth in Section 3.06(a) of the Disclosure Schedules, and will transfer and deliver to Buyer at the Closing good, valid and marketable title to such Shares, free and clear of all Encumbrances (other than restrictions on transfer imposed by applicable Securities Laws). EHB holds his Shares as a marital community property. The Shares constitute and will constitute at the Closing all of the Equity Interests in the Company over which any voting or dispositive power is held directly or indirectly by such Seller. Such Seller has the sole right to vote or direct the voting, as applicable, of all Shares owned by such Seller, in its sole discretion, on any matter submitted to a vote of the shareholders of the Company. Other than this Agreement, no Seller is a party to (i) any option, warrant, purchase right or other Contract that requires such Seller to sell, acquire, transfer or otherwise dispose of any Shares, or that gives any other Person any rights with respect to the Shares owned by such Seller or (ii) any voting trusts, shareholder agreements, proxies, voting agreements or other Contracts, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

(b) The Company has, and will have immediately following the consummation of the Closing, good, valid and marketable title to, and is the sole record and beneficial owner of, all the CPAC Shares. Except for a pledge over the CPAC Shares securing the Company Financial Indebtedness that will be released in full at or prior to Closing, the CPAC Shares are free and clear of all Encumbrances (other than restrictions on transfer imposed by applicable Securities Laws). The CPAC Shares constitute and will constitute at the Closing all of the Equity Interests in CPAC over which any voting or dispositive power is held directly or indirectly by any Seller or the Company. The Company has the sole right to vote or direct the voting, as applicable, of all CPAC Shares owned by the Company, in its sole discretion, on any matter submitted to a vote of the shareholders of CPAC. Neither the Company nor any Seller is a party to (i) any option, warrant, purchase right or other Contract that requires the Company or such Seller to sell, acquire, transfer or otherwise dispose of any CPAC Shares, or that gives any other Person any rights with respect to the CPAC Shares owned by the Company or (ii) any voting trusts, shareholder agreements, proxies, voting agreements or other similar Contracts, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the CPAC Shares.

Section 3.07 No Operations, Assets or Liabilities.

(a) Since the Spin-Off Date and except as set forth in Section 3.07 of the Disclosure Schedules, the Company has not had and does not have (i) any operations or employees, other than holding the CPAC Shares, (ii) any assets, properties, Contracts with any Person (including any Seller or any Affiliate thereof or any of their respective Representatives or (to the Sellers’ Knowledge with respect to any such individuals) any of the Relatives or Associates of the foregoing or any director or officer (or similar authorized appointments with different names) of a member of the Target Company Group)), rights or Equity Interests (or any ownership or voting interest in any Person) of any kind, whether tangible or intangible, beneficially or of record, directly or indirectly, real or personal, other than the CPAC Shares, (iii) any Liabilities of any nature whatsoever, whether accrued, contingent or otherwise, other than those incident to its formation, or (iv) any outstanding Indebtedness (other than the Company Financial Indebtedness).

(b) The Sellers have effected a spin-off of the Company (the “Spin-Off”), with an effective date of February 1, 2025, pursuant to which a business unit consisting of a block of assets and liabilities was transferred to HCIG S.A. Such Spin-Off was effected without the Company providing any representations, warranties or indemnifications.

Section 3.08 Legal Proceedings; Governmental Orders.

(a) Except as set forth in Section 3.08(a) of the Disclosure Schedules, there are no, and since the Lookback Date there have not been any, Actions or Governmental Orders by or against the Company or such Seller pending or, to the Sellers’ Knowledge, threatened against or affecting the Company’s or such Seller’s properties or assets, in each case, that (i) relates or related to such Seller’s Shares or the Company’s CPAC Shares or the Company, (ii) would reasonably be expected to affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) challenge or seek to prevent, enjoin, or otherwise would reasonably be expected to prevent, hinder or materially delay the transactions contemplated by this Agreement.

(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets (including the CPAC Shares) and no governmental, administrative, regulatory or other investigation or inquiry concerning the Company or any of its properties or assets (including the CPAC Shares) is in progress or pending and, to Sellers’ Knowledge, there are no events, facts or circumstances likely to result in any such investigation or inquiry.

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Section 3.09 Compliance With Laws. The Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws and Permits applicable to it or its business, properties or assets (including the CPAC Shares), and since the Lookback Date, the Company has not received any written or, to the Sellers’ Knowledge, other notice of any claims or charges that are pending against the Company with respect to any material violation of any Law. No investigation by any Governmental Authority regarding a material violation of any applicable Law is pending or, to the Sellers’ Knowledge, threatened against the Company or any of its properties or assets (including the CPAC Shares).

Section 3.10 Taxes.

Except as set forth in Section 3.10 of the Disclosure Schedules:

(a) The Company has filed (taking into account any valid extensions) all Income Tax and other material Tax Returns required to be filed by the Company. Such Tax Returns are true, complete, and correct in all material respects. The Company is not currently the beneficiary of any valid extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All Income Tax and other material Taxes due and owing by the Company have been duly and timely paid in full or accrued and reserved for on the books of the Company to the extent required by IFRS.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to any Income Tax or other material Taxes of the Company.

(c) There are no ongoing Actions by any Tax Authority against the Company, nor any such Action commenced nor, to the Sellers’ Knowledge, threatened in writing by any Tax Authority. The Company has not received any written notice of commencement of any Action by any Tax Authority that has not been resolved and closed. Each assessment or deficiency resulting from any completed audit or examination relating to Taxes by any Tax Authority has been timely paid or is being contested in good faith and has been reserved for on the books of the Company to the extent required by IFRS.

(d) The Company will not be required to include any material item of income or gain in, or exclude any material item of deduction, expense or loss from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in or improper use of a method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) any binding agreement with any Tax Authority entered into on or prior to the Closing Date; (iii) any installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(e) The Company has not received or applied for, and is not currently seeking to receive or apply for, any Tax ruling or other binding agreement with any Tax Authority that would be binding upon the Company after the date hereof.

(f) All records, invoices and other information in relation to Taxes that meet all legal requirements and enable the Tax liabilities of the Company to be calculated accurately in all material respects which the Company is required to keep in their possession or under their control and all documentation which the Company is required by Law to maintain for Tax purposes or which would be needed to substantiate, evidence or support any material claim made or material position taken in relation to Tax have been duly kept.

(g) The Company is not, and has not been, a party to or otherwise bound by any Tax Sharing Agreement, Tax indemnity obligation, or similar contract relating to Taxes (including any advance pricing agreement, closing agreement, or other agreement with any Tax Authority).

(h) The Company has timely withheld and paid to the appropriate Tax Authorities all material Taxes required to be withheld and paid under applicable Law, and the Company has complied in all material respects with all applicable information reporting and backup withholding requirements in respect thereof.

(i) The Company has, at all times since its incorporation, been tax resident solely in its jurisdiction of incorporation and has not been, nor is it currently, treated for any Tax purpose as resident or dual resident in any other jurisdiction. The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise maintain an office or other fixed place of business in a jurisdiction other than its jurisdiction of incorporation. To Sellers’ Knowledge, no written claim has been made by any Tax Authority since the Lookback Date or, to Sellers’ Knowledge prior to the Lookback Date, in each case, in a jurisdiction where the Company does not file Tax Returns asserting that the Company is or may be subject to taxation in that jurisdiction.

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(j) The Company has no liability for Taxes of any other Person by operation of any applicable Tax Law, or as a transferee or successor under applicable Law.

(k) The Company has not been registered for VAT purposes (or for the purpose of any equivalent sales or similar Tax) in any country other than its jurisdiction of incorporation.

(l) All material transactions entered into by the Company have been made in accordance with arm’s length principles and are in compliance in all material respects with all applicable provisions of applicable Tax Law regarding transfer pricing. The Company has properly and in a timely manner documented its transfer pricing methodologies in material compliance with all applicable Tax Law. No notice, enquiry or material adjustment has been made by a Tax Authority in connection with any such transaction or arrangements.

(m) The Company has not been involved in any transaction or series of transactions which could be re-characterized or treated as unenforceable for Tax purposes, or any transaction that produced a loss for Tax purposes with no corresponding commercial or economic loss.

Section 3.11 Solvency. None of the Sellers or the Company is insolvent or has (a) proposed, requested or entered into an arrangement with any of its creditors generally; or (b) been subject to or is currently subject to a bankruptcy petition or other moratorium Action filed by or against such Seller or the Company (or any other similar Action filed by or against such Seller or the Company or related to the Company’s or such Seller’s assets or properties). The Company is not in an irregular situation under the provisions of the General Corporations Act, has not adopted any corporate resolutions to dissolve or liquidate itself, and it is not subject to any cause for dissolution or liquidation under the General Corporations Act.

Section 3.12 Books and Records. The books and records (including the books of account and other financial records) of the Company (a) have been kept and maintained in all material respects in accordance with applicable Laws, and (b) are in all material respects complete, correct and up-to-date, and do not contain or reflect any material inaccuracies or discrepancies.

Section 3.13 Banks; Powers of Attorney. Section 3.13 of the Disclosure Schedules sets forth a correct and complete list of the names and locations (specifying only the country of incorporation of such bank or financial institution) of all banks or other financial institution in which the Company holds or maintains any material accounts or safe deposit boxes and the type and account numbers of such material accounts or boxes and the names of all Persons authorized to draw thereon or to have access thereto. No Person holds a power of attorney to act in the name or on behalf of the Company.

Section 3.14 Brokers. No broker, finder, financial advisor, or investment banker or other Person is entitled to any brokerage, finder’s or other fee, commission or payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller or any Transferred Entity for which any Transferred Entity could become liable.

Section 3.15 Anti-Corruption Laws. Neither such Seller nor the Company nor, with respect to any matter relating to the Company or its business, properties or assets (including the CPAC Shares), any of their Affiliates, nor any Representatives or Persons acting on behalf of the foregoing, has: (a) used any corporate or other funds for unlawful contributions, payments, loans, donations, gifts, or made any unlawful expenditures relating to political activity of any foreign or domestic Governmental Officials; (b) offered, received, accepted, or provided any unlawful payment or made, given, offered, promised, or authorized or agreed to make, give or receive, any money, advantage or thing of value directly or indirectly, to or from any foreign or domestic Governmental Official or other Person in violation of applicable Anti-Corruption Laws; (b) established or maintained any unlawful or unrecorded funds in violation of any applicable Anti-Corruption Laws; (d) been or currently is subject to any administrative, civil, or criminal investigation, indictment, or proceeding by a Governmental Authority for Anti-Corruption Laws violations; (e) received written notice from, or made a voluntary disclosure to, any Governmental Authority regarding violations of any Anti-Corruption Laws, or (f) otherwise taken any other action in, or been in, violation of any applicable Anti-Corruption Laws.

Section 3.16 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III and Article IV (including the related portions of the Disclosure Schedules), neither the Sellers nor any other Person acting on their respective behalf has made or makes any other express or implied representation or warranty, either written or oral, in Law or in equity, on behalf of either Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company or contained in the Data Room, furnished or made available to Buyer and its Representatives (including any information, documents or material delivered to Buyer, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of any such entity, or any representation or warranty arising from statute or otherwise in Law.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE TARGET COMPANY GROUP

Except (a) as disclosed in the Target Company Group Public Documents (but, in each case, excluding any disclosures or any other statements contained in the “Risk Factors” sections, the “Forward-Looking Statements” sections, or in any such case, similarly titled captions, or that are cautionary, predictive or forward-looking in nature), or (b) as set forth in the Disclosure Schedules, the Sellers, jointly and severally, represent and warrant to Buyer that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing Date.

Section 4.01 Organization, Authority and Qualification.

(a) Each member of the Target Company Group (i) is a legal entity duly formed or organized, validly existing and in good standing (or the equivalent concept in its jurisdiction of formation or incorporation) under the Laws of the jurisdiction of its formation or organization and (ii) has all necessary corporate power and authority to own, lease and operate its properties, rights and other assets and to carry on its business as currently owned, leased, operated or conducted.

(b)  Each member of the Target Company Group is duly licensed or qualified and has all necessary Permits to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Target Company Group, taken as a whole.

(c) Prior to the date hereof, each Target Company Group has made available to Buyer true, complete and correct copies of the organizational documents of each member of the Target Company Group as in effect on the date hereof and such organizational documents are in full force and effect, and no member of the Target Company Group is in violation of any provisions of such documents in any material respect.

(d) No member of the Target Company Group is a party to any equityholder rights plan, “poison pill” agreement or similar anti-takeover agreement. No (i) “business combination”, “control share acquisition”, “fair price”, “moratorium” or other similar anti-takeover statute or regulation enacted under any national, federal, state, local or foreign Laws applies or purports to apply to any member of the Target Company Group, this Agreement or any of the transactions contemplated hereby or (ii) anti-takeover provision in the organizational documents of any member of the Target Company Group applies or will apply with respect to this Agreement or any of the transactions contemplated hereby.

Section 4.02 No Conflicts; Consents.

(a) The execution, delivery and performance by the Sellers of this Agreement, and the consummation of such Seller of the transactions contemplated hereby, do not and will not: (i) conflict with, violate or result in a violation or breach of any provision of the organizational documents of any member of the Target Company Group; (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to any member of the Target Company Group; (iii) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that (with or without notice or lapse of time or both) would constitute a default under or result in the acceleration, termination, cancellation or modification of or create in any party the right to accelerate, terminate, cancel or otherwise modify any Material Contract to which any member of the Target Company Group is a party or by which any member of the Target Company Group is bound or to which any of its respective properties and assets are subject; or (iv) result in the creation or imposition of any Encumbrance on the properties or assets of any member of the Target Company Group, except, with respect to clause (iii) above, for any such consents, breaches, defaults or other similar occurrences described in clause (iii) above that, individually or in the aggregate, would not reasonably be expected to be material to the Target Company Group, taken as a whole.

(b) Except as set forth in Section 4.02(b) of the Disclosure Schedules, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is or will be required by or with respect to any member of the Target Company Group in connection with the execution, delivery or performance by the Sellers of this Agreement and the consummation of the Sellers of the transactions contemplated hereby, except for the Governmental Approval or where the failure to make or obtain such consents, approvals, Permits, Governmental Orders, declarations, filings or notices would not, individually or in the aggregate, reasonably be expected to prevent, hinder or materially delay any Seller from performing its obligations under this Agreement or prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement.

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Section 4.03 Capitalization.

(a) The authorized capital stock of CPAC consists of 423,868,449 shares of common stock of which 423,868,449 shares are issued and outstanding. CPAC has issued 40,278,894 investments shares (acciones de inversión). CPAC holds 36,040,497 investment shares (acciones de inversión) in its treasury only. The CPAC Shares constitute 211,985,547 shares of CPAC common stock. Except for a pledge over the CPAC Shares securing the Company Financial Indebtedness that will be released in full at Closing, the Company is the record and beneficial owner of the CPAC Shares, which are held free and clear of all Encumbrances (other than restrictions on transfer imposed by applicable Securities Laws). The issued and outstanding Equity Interests of CPAC: (i) have been duly authorized and validly issued in accordance with applicable Law and the CPAC organizational documents, (ii) are fully paid and non-assessable, (iii) are not subject to any purchase option, call option, transfer restriction, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the CPAC organizational documents or the requirements set forth in any Contract to which CPAC is a party or otherwise bound by. Section 4.03(a) of the Disclosure Schedules sets forth a complete and correct list, as of December 5, 2025, of the name of each equityholder of CPAC, along with the number of Equity Interests held by such Person. There are no: (i) outstanding or authorized options, warrants, convertible securities relating to any Equity Interest of CPAC; (ii) to the Sellers’ Knowledge, other rights, agreements, arrangements, call, put or other or commitments of any character relating to any Equity Interest of CPAC; (iii) rights, agreements, arrangements, call, put or other or commitments of any character obligating CPAC to issue, sell, purchase, return, redeem or otherwise acquire any Equity Interest in CPAC, or (iv) outstanding or authorized restricted shares, stock appreciation, phantom stock, profit participation, contingent value or similar securities or rights or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interest of, or other securities or ownership interests in CPAC.

(b) Section 4.03(b) of the Disclosure Schedules sets forth with respect to each member of the Target Company Group (other than CPAC) a complete and correct list of (i) the authorized Equity Interests (and type) (including shares of preferred stock and common stock), (ii) the number of Equity Interests (and type) (including shares of preferred stock and common stock) that are issued and outstanding, (iii) the name of each equityholder thereof, along with the number of Equity Interests held by each such Person and (iv) the jurisdiction of organization, formation or incorporation of such member of the Target Company Group. Except as set forth in Section 4.03(b) of the Disclosure Schedules, there are no other Equity Interests of any member of the Target Company Group (other than CPAC) issued, reserved for issuance or outstanding.

(c) All the outstanding Equity Interests of each member of the Target Company Group (other than CPAC): (i) have been duly authorized and validly issued in accordance with applicable Law and are fully paid and non-assessable, (ii) were not issued or transferred in violation of and are not subject to any purchase option, call option, transfer restriction, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, such member of the Target Company Group’s organizational documents or the requirements set forth in any Contract to which any such member of the Target Company Group is a party or otherwise bound by; (iii) were issued free and clear of all Encumbrances. There are no (A) outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements, call, put or other or commitments of any character relating to any Equity Interest of any member of the Target Company Group or, obligating any member of the Target Company Group to issue, sell, purchase, return, redeem or otherwise acquire any Equity Interest in any member of the Target Company Group (other than CPAC), (B) voting trusts, shareholder agreements, proxies, voting agreements or other similar Contracts, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of any Equity Interest in any member of the Target Company Group (other than CPAC), or (C) any outstanding or authorized restricted shares, stock appreciation, phantom stock, profit participation, contingent value or similar securities or rights or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interest of, or other securities or ownership interests in, any member of the Target Company Group (other than CPAC). Except for the Subsidiaries listed in Section 4.03(b) of the Disclosure Schedules, CPAC does not own, directly or indirectly, any Equity Interests or voting interest in any other Person or any right (contingent or otherwise) to acquire the same. There are no outstanding contractual obligations of any member of the Target Company Group to repurchase, redeem or otherwise acquire any Equity Interests in any Person, or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, return capital to, or make any payment to, any Person.

(d) No bonds, debentures, notes or other Indebtedness of any member of the Target Company Group having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders or other equityholders of any member of the Target Company Group may vote are issued or outstanding.

Section 4.04 Financial Statements.

(a) Attached to Section 4.04(a) of the Disclosure Schedule are true, complete and correct copies of the Financial Statements. The Financial Statements (i) have been prepared in accordance with IFRS and applicable Law, applied on a basis consistent with the past practices of the Company and the Target Company Group (as applicable) during the periods referred to therein, subject, in the case of the interim Financial Statements, to normal and recurring year-end adjustments (in each case the effect of which would not, individually or in the aggregate, reasonably be expected to be material), (ii) were prepared on the basis of the books and records of the Company and the Target Company Group (as applicable), (iii) with respect to the Company, fairly present, in all material respects, the Company’s financial position, operating results and cash flows as of the dates and for the periods referred to therein, and (iv) with respect to the Target Company Group, fairly present, in all material respects, the Target Company Group’s consolidated financial position, operating results and cash flows as of the dates and for the periods referred to therein. The books and records (including the books of account and other financial records) of each member of the Target Company Group (A) have been kept and maintained in all material respects in accordance with past practices of such member and applicable Laws, and (ii) are in all material respects complete, correct and up-to-date, and do not contain or reflect any material inaccuracies or discrepancies. There are no unconsolidated Subsidiaries or any “off-balance sheet” arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

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(b) All accounts receivable of the Target Company Group reflected on the Financial Statements represent valid obligations arising from bona fide arm’s length transactions made in the ordinary course of business consistent with past practice. Since the Balance Sheet Date, there have not been any write-offs as uncollectible of any accounts receivable, except for write-offs in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the Target Company Group, taken as a whole.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Company Group, taken as a whole, (i) all inventory of the Target Company Group is in good and merchantable condition, is suitable and usable for the purposes for which it is intended and is in a condition such that it can be sold or utilized in the ordinary course of business consistent with past practice, (ii) the values at which such inventory is carried reflect the historical inventory valuation policy of the Target Company Group, which is in accordance with IFRS, (iii) the book value of such inventory is consistent with its market value at the time of its acquisition, and (iv) since the Lookback Date, the Target Company Group has replenished its inventory in the ordinary course of business consistent with past practice and the quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not grossly excessive but are reasonable in the present circumstances of the Target Company Group.

(d) The Target Company Group has implemented and maintains a system of internal controls and procedures over financial reporting to provide reasonable assurance (i) regarding the reliability of the Target Company Group’s financial reporting and the preparation of the Target Company Group financial statements for external purposes in accordance with IFRS, (ii) that the unauthorized acquisition, use or disposition of the Target Company Group’s assets that would materially affect the Target Company Group’s financial statements are prevented or timely detected, (iii) that transactions are executed in accordance with management’s authorization, (iv) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability of assets, (v) that access to property and assets is permitted only in accordance with management’s authorization, and (vi) that the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There is no and since the Lookback Date there has not been any (A) material deficiencies or material weaknesses in the system of internal accounting controls utilized by any member of the Target Company Group or (B) fraud or other questionable accounting practices with respect to any member of the Target Company Group that involves the management, officers, or any other current or former employee, director, or manager of such member of the Target Company Group who has (or had) an active role in the preparation of financial statements or the internal accounting controls used by such member of the Target Company Group and there has not been any written allegation regarding the foregoing.

Section 4.05 No Undisclosed Liabilities, No Material Adverse Effect, Ordinary Course.

(a) No member of the Target Company Group has any Liabilities of a type that that is required under applicable Law or IFRS to be recorded on a balance sheet prepared in accordance with IFRS, except for Liabilities which (i) have been specifically and adequately reflected or reserved against in the audited balance sheet of CPAC and its Subsidiaries, as of December 31, 2024 or the audited financial statements of the Company as of December 31, 2024, (ii) have arisen in the ordinary course of business consistent with past practice since December 31, 2024 (other than any breach of Contract, breach of warranty, infringement, violation of applicable Law or tort), (iii) constitute obligations under executory Contracts entered into in the ordinary course of business consistent with past practice to which a member of the Target Company Group is a party or by which a member of the Target Company Group is bound, or (iv) constitute Liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not occurred any event, occurrence, fact, condition or change that has had or would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect. Since the Balance Sheet Date (i) no member of the Target Company Group has taken any action that, if taken after the date hereof, would require Buyer’s consent under Section 6.01, and (ii) each member of the Target Company Group has conducted its respective business and operations in the ordinary course of business consistent with past practice in all material respects.

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Section 4.06 Compliance with Laws; Permits; SEC Documents; SMV Reports.

(a) Each member of the Target Company Group is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to it or its business, properties or assets, and since the Lookback Date, the Target Company Group has not received any written or, to the Sellers’ Knowledge, other notice of any claims or charges that are pending against each member of the Target Company Group with respect to any material violation of any Law. No investigation by any Governmental Authority regarding a violation of any applicable Law is pending or, to the Sellers’ Knowledge, threatened against any member of the Target Company Group or any of its business, properties or assets.

(b) Each member of the Target Company Group has been granted and holds all material Permits necessary for it to lawfully own, lease and operate its properties or other assets and to lawfully conduct its business and operations as currently conducted and as currently contemplated to be conducted. All such Permits are (and, to the Sellers’ Knowledge, will be immediately following Closing) valid and in full force and effect. No member of the Target Company Group is, in any material respect, in breach or violation of, or default under, any such material Permit, and, to the Sellers’ Knowledge, no events, facts or circumstances exists which, with notice or lapse of time or both, would constitute a material breach, violation or default thereunder. Since the Lookback Date, no member of the Target Company Group has received any written or, to the Sellers’ Knowledge, other notice from any Governmental Authority regarding the revocation, cancellation, suspension or adverse modification of any material Permit and, to the Sellers’ Knowledge, no events, facts or circumstances exists which would reasonably be expected to result in the revocation, cancellation, suspension or adverse modification of any such Permit. All fees and charges with respect to all material Permits have been paid in full.

(c) CPAC has timely filed or furnished, as applicable, all forms, reports, statements, certificates and documents (including all exhibits, amendments and supplements thereto) with the SEC that have been required to be filed or furnished by it since the Lookback Date, pursuant to applicable Securities Laws (collectively, the “SEC Reports”). The SEC Reports (i) as of their respective filing or effective dates, as applicable, (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), complied, in each case, in all material respects, with the applicable requirements of the applicable Securities Laws or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such SEC Report was filed or became effective and (ii) except to the extent amended or superseded by a subsequent filing made prior to the date hereof, did not, at the time they were filed or became effective, as applicable, or, if amended, as of the date of such amendment (or with respect to the SEC Reports filed after the date of this Agreement, will not), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. To the Sellers’ Knowledge, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC investigations. CPAC is in compliance in all material respects with the applicable listing and other requirements of the New York Stock Exchange.

(d) CPAC has timely filed or furnished, as applicable, all forms, reports, statements, certificates and documents (including all exhibits, amendments and supplements thereto) with the SMV that have been required to be filed or furnished by it since the Lookback Date, pursuant to applicable Securities Laws (collectively, the “SMV Reports”). The SMV Reports (i) as of their respective filing or effective dates, as applicable, (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), complied, in each case, in all material respects, with the applicable requirements of the applicable Securities Laws, as the case may be, each as in effect on the date that such SMV Report was filed or became effective and (ii) except to the extent amended or superseded by a subsequent filing made prior to the date hereof, did not, at the time they were filed or became effective, as applicable, or, if amended, as of the date of such amendment (or with respect to the SMV Reports filed after the date of this Agreement, will not), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved proceedings with respect to any of the SMV Reports. CPAC is in compliance in all material respects with the applicable listing and other requirements of the SMV.

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Section 4.07 Tax Matters.

(a) Except as set forth in Section 4.07 of the Disclosure Schedules:

(i) Each member of the Target Company Group has filed (taking into account any valid extensions) all Income Tax and other material Tax Returns required to be filed by each member of the Target Company Group. Such Tax Returns are true, complete, and correct in all material respects. No member of the Target Company Group is currently the beneficiary of any extension of time within which to file any Income Tax or other material Tax Return other than valid extensions of time to file Tax Returns obtained in the ordinary course of business. All Income Tax and other material Taxes due and owing by each member of the Target Company Group have been duly and timely paid in full or accrued and reserved for on the books of each member of the Target Company Group to the extent required by IFRS.

(ii) No extensions or waivers of statutes of limitations have been requested or, to the Sellers’ Knowledge, given with respect to any Income Tax or other material Taxes of any member of the Target Company Group.

(iii) To the Sellers’ Knowledge, there are no ongoing Actions by any Tax Authority against any member of the Target Company Group and, to the Sellers’ Knowledge, no such actions are threatened in writing by any Tax Authority. Each assessment or deficiency resulting from any completed audit or examination relating to Taxes by any Tax Authority has been timely paid or is being contested in good faith and has been reserved for on the books of each member of the Target Company Group to the extent required by IFRS.

(iv) No member of the Target Company Group will be required to include any material item of income or gain in, or exclude any material item of deduction, expense or loss from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (A) any change in or improper use of a method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date; (B) any binding agreement with any Tax Authority entered into on or prior to the Closing Date; (C) any installment sale or open transaction disposition made on or prior to the Closing Date; or (D) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(v) No member of the Target Company Group has received or applied for, and is not currently seeking to receive or apply for, any Tax ruling from any Tax Authority, nor has it entered into any agreement with any Tax Authority that would be binding upon any member of the Target Company Group after the date hereof.

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(vi) All books, records, invoices and other information in relation to Taxes that meet all legal requirements and enable the Tax liabilities of each member of the Target Company Group to be calculated accurately in all material respects which each member of the Target Company Group is required to keep in their possession or under their control and all documentation (including books and records) which each member the Target Company Group is required by Law to have and maintain for Tax purposes or which would be needed to substantiate, evidence or support any material claim made or material position taken in relation to Tax have been duly kept.

(vii)  No member of the Target Company Group is, and has not been, a party to or otherwise bound by any Tax Sharing Agreement, Tax indemnity obligation, or similar contract relating to Taxes (including any advance pricing agreement, closing agreement, or other agreement with any Tax Authority).

(viii) No member of the Target Company Group has liability for Taxes of any other Person (other than another member of the Target Company Group) by operation of any applicable Tax Law or as a transferee or successor under applicable Law.

(ix) Each member of the Target Company Group has timely withheld and paid to the appropriate Tax Authorities all material Taxes required to be withheld and paid under applicable Law, and each member of the Target Company Group has complied in all material respects with all applicable information reporting and backup withholding requirements in respect thereof.

(x) Since the Lookback Date, each member of the Target Company Group has been tax resident solely in its jurisdiction of incorporation and has not been, nor is it currently, treated for any Tax purpose as resident or dual resident in any other jurisdiction. No member of the Target Company Group has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise maintains an office or other fixed place of business in a jurisdiction other than its jurisdiction of incorporation. To Sellers’ Knowledge, no written claim has been made by any Tax Authority in a jurisdiction where a member of the Target Company Group does not file Tax Returns asserting that such member of the Target Company Group is or may be subject to taxation in that jurisdiction.

(xi) No member of the Target Company Group has been registered for VAT purposes (or for the purpose of any equivalent sales or similar Tax) in any country other than its jurisdiction of incorporation.

(xii) All material transactions entered into by each member of the Target Company Group have been made in accordance with arm’s length principles and are in compliance in all material respects with all applicable provisions of applicable Tax Law regarding transfer pricing. Each member of the Target Company Group has properly and in a timely manner documented its transfer pricing methodologies in material compliance with all applicable Tax Law. No notice, enquiry or adjustment has been made by a Tax Authority in connection with any such transaction or arrangements.

(xiii) No member of the Target Company Group has been involved in any transaction or series of transactions which could be re-characterized or treated as unenforceable for Tax purposes, or any transaction that produced a loss for Tax purposes with no corresponding commercial or economic loss.

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Section 4.08 Material Contracts.

(a) Section 4.08(a) of the Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of all of the following Contracts to which a member of the Target Company Group is a party or by which it is bound, or to which any asset or property of any member of the Target Company Group is bound by or subject to, (any Contract described below, whether or not listed on Section 4.08(a) of the Disclosure Schedules, the “Material Contracts”):

(i) all Contracts or group of related Contracts (other than purchase orders) for the purchase by a member of the Target Company Group of equipment, materials, products, supplies, goods or other assets or for the receipt of services (A) which involves, or is reasonably expected to involve, consideration or payments in the year ending December 31, 2025 (or which is reasonably expected to involve annual payments or consideration in the year ending December 31, 2026) in excess of S/15,000,000, or (B) that contains any minimum purchase commitments in excess of S/15,000,000 annually, in each case, that cannot be terminated by a member of the Target Company Group on ninety (90) days’ (or less) notice without payment of a material penalty or incurrence of a material Liability;

(ii) any Contract or group of related Contracts for the sale, license or lease (as lessor) by a member of the Target Company Group of services, materials, products, supplies or other assets or properties (including Equity Interests) owned, licensed or leased by such member of the Target Company Group which involves, or is reasonably expected to involve, consideration or payments in the year ending December 31, 2025 (or which is reasonably expected to involve annual payments or consideration in the year ending December 31, 2026) in excess of S/15,000,000, in each case, that cannot be terminated by such member of the Target Company Group on ninety (90) days’ (or less) notice without payment of (or withholding of payment due to) a material penalty or incurrence of a material Liability;

(iii) excluding purchase orders and invoices, surety or performance bonds, letters of credit or similar agreements in each case to the extent not drawn upon and other agreements relating to trade receivables and payables, in each case, entered into in the ordinary course of business consistent with past practice, all Contracts relating to Indebtedness of any member of the Target Company Group in excess of S/15,000,000, individually or in the aggregate (other than for any Contract solely among or between members of the Target Company Group);

(iv) all Contracts that contain any non-competition or similar covenant or that materially limit or restrict or purport to limit or restrict the ability of a member of the Target Company Group to (A) compete in any line of business or with any Person or in any geographic area or during any period of time, or from otherwise purchasing, selling, supplying or distributing any product or service, or (B) solicit or hire any employees or customers of any Person;

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(v) all Contracts that require a member of the Target Company Group to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions, in each case, that cannot be terminated by such member of the Target Company Group on ninety (90) days’ (or less) notice without payment of a material penalty or incurrence of a material Liability;

(vi) all Contracts with any Governmental Authority in excess of S/15,000,000;

(vii) all Contracts with sole source suppliers;

(viii) all Contracts granting the counterparty thereto or any third party “most favored nation” status or similar status or containing a most favored customer provision, in each case, that cannot be terminated by a member of the Target Company Group on ninety (90) days’ (or less) notice without payment of a material penalty or incurrence of a material Liability;

(ix) all Contracts which grants any Person an option or a first refusal, first or last offer, first negotiation or similar preferential right to purchase or acquire any material properties or assets (including Equity Interests) of any member of the Target Company Group;

(x) all Contracts (A) under which a member of the Target Company Group has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of S/15,000,000, individually or in the aggregate, and (B) under which a member of the Target Company Group has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to any current or former employees of a member of the Target Company Group, current or former directors of a member of the Target Company Group, current or former independent contractors to a member of the Target Company Group, in each case, in excess of S/15,000,000, individually or in the aggregate (each, a “Service Provider”);

(xi) all Contracts with Top Customers and Top Distributors;

(xii) all Contracts under which any other Person grants to a member of the Target Company Group any rights in or to any of the licensed Intellectual Property, except for shrink-wrap or similar non-exclusive licenses for the use of off-the-shelf or generally commercially available software or services entered into in the ordinary course of business with fees of S/15,000,000 or less;

(xiii) all Contracts for any future capital expenditure by a member of the Target Company Group in excess of S/15,000,000 individually or in the aggregate;

(xiv) all Contracts that relate to the formation, establishment or operation of any joint venture, strategic alliance, partnership, limited liability company or similar Contracts, or other similar arrangement involving a sharing of profits, losses, costs or liabilities by a member of the Target Company Group with any third party;

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(xv) all Contracts related to (A) the acquisition, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise) of any business or material assets of any Person by a member of the Target Company Group, or (B) the disposition, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise) of any business or material assets of any member of the Target Company Group to any Person, in each of the foregoing clauses (A) and (B), excluding the purchase or sale of assets by or to a member of the Target Company Group in the ordinary course of business consistent with past practice;

(xvi) all Contracts under which a member of the Target Company Group grants any rights in or to any of Intellectual Property it owns to any other Person;

(xvii) all Contracts entered into since the Lookback Date involving any resolution or settlement of any actual or threatened Action (A) with a value in excess of S/15,000,000 that is unpaid as of the date hereof or (B) which imposes material continuing obligations on a member of the Target Company Group;

(xviii) all Contracts with Top Distributors with respect to commercial representation (representación comercial) pursuant to which any member of the Target Company Group appoints counterparties as commercial representatives responsible for distributing and promoting its products (it being understood that all such Contracts have similar terms for all counterparties, including non-exclusivity, a one-year term with automatic renewal, and unilateral termination without cause upon thirty (30) days’ prior written notice);

(xix) all Contracts for the supply of electricity (contratos de suministro de electricidad) to any member of the Target Company Group; and

(xx) any other Contract that is material to the Business or to a member of the Target Company Group that is not otherwise required to be disclosed pursuant to any of the foregoing clauses of this Section 4.08(a).

(b) Sellers have made available to Buyer in the Data Room true and complete copies of each Material Contract (including all modifications, amendments, supplements, waivers, annexes and schedules thereto and correct and complete written summaries of all such Contracts that are unwritten) prior to the date hereof. Each Material Contract is valid and binding on the member of the Target Company Group that is a party thereto and is in full force and effect and is enforceable against such member of the Target Company Group in accordance with its terms, and, to the Sellers’ Knowledge, against the other parties thereto. No member of the Target Company Group is in material breach of, or material default under, any Material Contract, and, to the Sellers’ Knowledge, no counterparty to any Material Contract, is in material breach of, or material default under, any Material Contract. To the Sellers’ Knowledge, no counterparty to any Material Contract has given written or oral notice of its intent to terminate or materially modify or, to the extent applicable, not renew a Material Contract. To Sellers’ Knowledge, there exists no event, occurrence, condition or fact which, with the giving of notice or the lapse of time or both, would reasonably be expected to (i) become a material default by, (ii) result in the right of termination for, or (iii) cause or permit the acceleration of or other changes to any material right or obligation or the loss of any material benefit for, in each case, under any Material Contract. To the Sellers’ Knowledge, as of the date hereof, there are no unresolved disputes under any Material Contracts other than disputes in the ordinary course of business which, individually, are de minimis.

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Section 4.09 Intellectual Property.

(a) Section 4.09(a) of the Disclosure Schedules lists all material registered Intellectual Property owned by the Target Company Group and all material licenses of Intellectual Property to which any member of the Target Company Group is a party. Each member of the Target Company Group has good and valid title to, or a valid license to use, the Intellectual Property that is material to its business, in each case free and clear of Encumbrances other than Permitted Encumbrances. To the Sellers’ Knowledge, each item of registered Intellectual Property owned by the Target Company Group that is material to its business is subsisting, valid and enforceable in all material respects.

(b) As of the date hereof and to the Sellers’ Knowledge (i) the conduct of the business of the Target Company Group, as the case may be, as currently conducted does not infringe or otherwise violate any Person’s Intellectual Property and as of the date hereof there is no such claim pending or threatened against the Company Group Entity, as the case may be, and (ii) no Person is infringing or otherwise violating any Intellectual Property owned by the Target Company Group, and no such claims are pending or threatened against any Person by the Target Company Group.

Section 4.10 Environmental Matters.

(a) Each member of the Target Company Group and its activities and operations have been since the Lookback Date and are in compliance in all material respects with all applicable Environmental Laws and Permits.

(b) No member of the Target Company Group is subject to any pending, or, to the Sellers’ Knowledge, threatened Action regarding any actual or alleged violation or Liability under any Environmental Laws or relating to Hazardous Materials, except for any such Actions that would not, individually or in the aggregate, reasonably be expected to be material to the Target Company Group, taken as a whole.

(c) (i) There are no conditions, events, facts or circumstances, including the release or presence of, or exposure to, any Hazardous Materials, reasonably anticipated by any member of the Target Company Group that may result in material Liabilities to such member of the Target Company Group pursuant to Environmental Laws, and (ii) to Sellers’ Knowledge, no member of the Target Company Group has received a written notice of any potential material Liability pursuant to any applicable Environmental Law.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Company Group, taken as a whole, there has been no release at, on, or under any real property currently or, to the Sellers’ Knowledge, formerly owned, leased or operated by a member of the Target Company Group, or release by a member of the Target Company Group at any third-party property utilized by such member of the Target Company Group in the conduct of its respective business, including any release that has resulted in a Liability or a requirement for a member of the Target Company Group to take investigative or remedial action with respect to such releases pursuant to any Environmental Law.

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(e) No member of the Target Company Group has assumed or provided indemnity against any Liability of any other Person under or relating to any Environmental Laws.

(f) No member of the Target Company Group has entered into or agreed to any Governmental Order, or is subject to any other Governmental Order, relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, except for any such Governmental Orders that, individually or in the aggregate, would not reasonably be expected to be material to the Target Company Group, taken as a whole.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Company Group, taken as a whole, no member of the Target Company Group is in violation of any Environmental Law as a result of its generation, treatment, storage, management, arrangement for the disposal of, transportation, handling or release of any Hazardous Materials.

(h) The Sellers have made available to Buyer true, correct and correct copies of all environmental site assessments and other material environmental audits, reports, sampling or testing results and studies in a Seller’s or the Target Company Group’s possession or control pertaining to real property currently or formerly owned, leased or operated by any member of the Target Company Group or environmental, health or safety matters.

Section 4.11 Litigation.

(a) Except as set forth in Section 4.11(a) of the Disclosure Schedules, there is no pending, and since the Lookback Date there has not been, any Action against any member of the Target Company Group or any their properties or assets (tangible or intangible) that (i) seeks, or would be reasonably be expected to result in, individually or in the aggregate with other Actions arising from the same or similar facts, events or circumstances, monetary damages in excess of S/6,000,000, (ii) seeks to enjoin or grant other equitable relief with respect to any activities or services of the businesses or operations of any member of the Target Company Group, (iii) seeks to prevent, materially delay or otherwise make illegal, the transactions contemplated by this Agreement, or (iv) that relates to the ownership of any Equity Interest of a member of the Target Company Group, or the right to receive any consideration as a result of this Agreement. Since the Lookback Date, to the Sellers’ Knowledge, there has not been any such Action threatened in writing. There is no, and since the Lookback Date there has not been any, Action commenced by a member of the Target Company Group seeking Losses in excess of S/6,000,000 or otherwise seeking injunctive or equitable relief.

(b) Except as set forth in Section 4.11(b) of the Disclosure Schedules, there is no Governmental Order to which a member of the Target Company Group, or any of the properties or assets (tangible or intangible) owned or used by a member of the Target Company Group, is subject or settlement agreement entered by or with any Governmental Authority or other Person. To the Sellers’ Knowledge, no officer or other employee of a member of the Target Company Group, is subject to any Governmental Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the businesses of such member of the Target Company Group.

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Section 4.12 Employee Benefit Plans and Compensation.

(a) Section 4.12(a) of the Disclosure Schedules sets forth a true and complete list of the benefit plans that are in addition to what applicable Law requires, including all pension, retirement, medical, stock option, severance, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, programs, policies, or other arrangements (including ad hoc arrangements) (the “Employee Benefit Plans”).

(b) Except as set forth on Section 4.12(b) of the Disclosure Schedules, each Employee Benefit Plan has been operated in material compliance with its respective terms and all Laws, and all contributions required under the terms of each Employee Benefit Plan or applicable Laws have been timely made.

Section 4.13 Employment Matters.

(a) In all material respects with respect to any employee of a Target Company Group, the Target Company Group: (i) has withheld and reported all amounts required by Law and reported with respect to wages, salaries and other payments to such employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for such employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters presently pending or, to the Sellers’ Knowledge, threatened or reasonably anticipated, in each case, by or before any Governmental Authority against the Target Company Group or to the Sellers’ Knowledge, any employee of the Target Company Group, in each case, relating to any Employee Benefit Plan or such employee’s relationship with the Target Company Group. There are no pending, or to the Sellers’ Knowledge, threatened against the Target Company Group or any trustee of the Target Company Group under any worker’s compensation policy or long-term disability policy. Section 4.13 of the Disclosure Schedules lists as of the date hereof all outstanding, unsatisfied Liabilities the Target Company Group with respect to any employee resulting from the termination by the Target Company Group of such employee’s employment or provision of services, a change of control of the Target Company Group or a combination thereof.

(b) Section 4.13(b) of the Disclosure Schedules contains a true and complete list, as of the date hereof, of each labor or collective bargaining agreement to which the Target Company Group is a party, and which apply to the employees of the Target Company Group.

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Section 4.14 Real Property and other Assets.

(a) Owned Real Property.

(i) Section 4.14(a)(i) of the Disclosure Schedules sets forth a true, correct and complete list of all land, buildings and other real property owned by any member of the Target Company Group (all such real property, together with all right, title and interest of each member of the Target Company Group in and to (A) all buildings, structures and other improvements and fixtures located on or under such real property, and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Owned Real Property” and, together with the Leased Real Property, the “Real Property”).

(ii) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Company Group, taken as a whole, a member of the Target Company Group (A) is the sole titleholder of record and has good and valid title to all the Owned Real Property, free and clear of all Encumbrances, other than those mentioned in Section 4.14(a)(ii)(A) of the Disclosure Schedules, and (B) has not transferred or entered into any Contract granting any Person (other than each member of the Target Company Group) any right of first or last offer, right of first refusal, ground lease, purchase option or other right to acquire any Owned Real Property or any portion thereof or any interest therein. No member of the Target Company Group has leased, licensed or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof pursuant to any Contract that is still in effect and no Person (other than the Target Company Group) currently uses or occupies such Owned Real Property, other than those mentioned in Section 4.14(a)(ii)(B) of the Disclosure Schedules.

(b) Leased Real Property.

(i) Section 4.14(b)(i) of the Disclosure Schedules contains a true, complete and correct list of all Material Real Property Leases relating to the Leased Real Property. The Sellers have made available to the Buyer in the Data Room prior to the date hereof true, complete and correct copies of each Material Real Property Lease. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Company Group, taken as a whole, with respect to each Real Property Lease: (A) the applicable member of the Target Company Group has a valid and subsisting leasehold interest in the Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances); (B) such Real Property Lease is in full force and effect and is a valid and binding agreement of the applicable a member of the Target Company Group, enforceable against such member of the Target Company Group and, to the Sellers’ Knowledge, the other party or parties thereto, in each case, in accordance with its terms; (C) the applicable member of the Target Company Group’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed; (D) the rent due under such Real Property Lease has been fully paid as and when due and no rental payments thereunder have been deferred; and (E) there are no other parties (other than the Target Company Group) occupying, or with a right to occupy, the Leased Real Property, other than those mentioned in Section 4.14(b)(i)(E) of the Disclosure Schedules. No member of the Target Company Group that is a party to any Real Property Lease, nor, to the Sellers’ Knowledge, any other party thereto, is in material breach or default of any Real Property Lease. To the Sellers’ Knowledge, no member of the Target Company Group that is party to any Real Property Lease has received any written notice of any event of default under any Real Property Lease that remains uncured, nor any written notice of any intention to terminate any such Real Property Lease.

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(ii) Neither the operation of any member of the Target Company Group on the Real Property nor such Real Property, including the improvements thereon, violate in any material respect any applicable lease, building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions. The Real Property is, in all material respects, in good operating condition and repair and otherwise is suitable for the conduct of the business as currently conducted and is free from material structural, physical and mechanical defects, is maintained in all material respects in a manner consistent with standards generally followed with respect to similar properties, and is structurally sufficient and otherwise suitable in all material respects for the conduct of the Target Company Group’s business and operations.

(iii) To the Seller’s Knowledge, no member of the Target Company Group has received any written notice that remains pending or unresolved of any pending or threatened condemnation Action relating to any Real Property.

(c) Each member of the Target Company Group has good, valid, and marketable title to all material tangible personal property and assets owned, licensed, used or leased by such member of the Target Company Group (excluding the Real Estate), free and clear of all Encumbrances (other than Permitted Encumbrances). The material assets of each member of the Target Company Group are in good operating condition, ordinary wear and tear excepted, and are adequate in all material respects for the uses to which they are currently being put. Such assets are sufficient in all material respects for the continued conduct of the business after the Closing in the same manner as conducted by the members of the Target Company Group prior to the Closing, and constitute all the rights, property and assets necessary to conduct the business of each member of the Target Company Group immediately after the Closing as currently conducted.

Section 4.15 Material Customers and Distributors.

(a) Section 4.15(a) of the Disclosure Schedules sets forth a correct and complete list the 10 largest customers of the Target Company Group on a consolidated basis for each of the two most recent fiscal years, based on the actual revenue received by the Target Company Group on a consolidated basis from such customer during such fiscal years (each, a “Top Customer”).

(b)  Section 4.15(b) of the Disclosure Schedules sets forth a correct and complete list the 10 largest distributors of the Target Company Group on a consolidated basis for each of the two most recent fiscal years, based on the actual revenue received by the Target Company Group on a consolidated basis from such distributor during such fiscal years (each, a “Top Distributor”).

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(c)  (i) No member of the Target Company Group has any material dispute or disagreement with any Top Customer or Top Distributor; and (ii) since the Balance Sheet Date, no Top Customer or Top Distributor has indicated in writing or, to Sellers’ Knowledge threatened, that it intends to cease, cancel, terminate, not renew or otherwise limit or adversely modify in any material respect (whether related to volume, price, or payment terms) its relationship with, any member of the Target Company Group, including by materially reducing its purchase of products or services from any member of the Target Company Group. No member of the Target Company Group has engaged in any fraudulent conduct with respect to any such Top Customer or Top Distributor.

Section 4.16 Mineral Rights and Permits.

(a) Section 4.16(a)(i) of the Disclosure Schedules contains a true, correct and complete list of the mining claims (petitorios mineros), mining concessions and processing concessions (titled and in progress) held by the Target Company Group (collectively, the “Mineral Rights”). The relevant member of the Target Company Group is the legal and current titleholder of all the Mineral Rights. Except as set forth in Section 4.16(a)(ii) of the Disclosure Schedules, the Mineral Rights: (i) are free and clear of any Encumbrances; (ii) are in good standing under applicable Law, including, but not limited to, the General Mining Law and the Regulations of Mining Procedures, approved by Supreme Decree No. 020-2020-EM; and (iii) to Sellers’ Knowledge, are lawfully possessed by the Target Company Group.

(b) Except as set forth in Section 4.16(b) of the Disclosure Schedules, the Target Company Group holds all Permits that are required and sufficient for the conduction of their businesses and operations as conducted on the Closing Date with respect to the Mineral Rights, or that are necessary for the lawful ownership of their assets.

Section 4.17 Insurance. Section 4.17 of the Disclosure Schedules lists each material insurance policy maintained by, at the expense of or for the benefit of any member of the Target Company Group as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Sellers have made available to Buyer accurate and complete copies of the insurance policies identified on Section 4.17 of the Disclosure Schedules. Each such insurance policy is, in all material respects, in full force and effect and valid and binding in accordance with its terms against the respective insurers; no member of the Target Company Group is in material breach or default thereunder. The insurance policies set forth on Section 4.17 of the Disclosure Schedules are sufficient for compliance under applicable Laws, all Permits and Contracts to which a member of the Target Company Group is a party or by which any of its assets or properties are bound, except as would not be, individually or in the aggregate, material to the Target Company Group, taken as whole. Since the Lookback Date, no member of the Target Company Group has received any written notice of any cancellation or invalidation of, or refusal of coverage or rejection of a material claim under, any such policy; to the Sellers’ Knowledge, no such actions are threatened. There are no material claims pending under any such policy as to which coverage has been denied or disputed in writing by the underwriters of such policy or in respect of which such underwriters have reserved their rights in writing. All premiums due and payable under such policies have been paid when due.

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Section 4.18 Related Party Transactions.

(a) Section 4.18(a) of the Disclosure Schedules lists as of the date of this Agreement each Contract between or among (i) a member of the Target Company Group, on the one hand, and (ii) any Seller or any Affiliate thereof (other than the Target Company Group) or any of their respective Representatives or (to the Sellers’ Knowledge with respect to any such individuals) any of the Relatives or Associates of the foregoing (other than the Target Company Group) or any director or officer (or similar authorized appointments with different names) of a member of the Target Company Group, on the other hand (each such Contract, an “Affiliate Contract”). Neither Seller, nor any of its Affiliates (other than the Target Company Group), nor any of their respective Representatives, nor (to the Sellers’ Knowledge with respect to any such individuals) any of the Relatives or Associates of the foregoing (other than the Target Company Group), nor any director or officer (or similar authorized appointments with different names) of a member of the Target Company Group (A) provides services to, or receives goods or services from, a member of the Target Company Group, (B) owes any Indebtedness to, or is owed any Indebtedness by, a member of the Target Company Group, or (C) has asserted or, to the Sellers’ Knowledge, threatened any Action against a member of the Target Company Group. There are no outstanding notes payable to, accounts receivable from or advances by a member of the Target Company Group to any Seller, any of their respective Affiliates (other than the Target Company Group) or any of their respective Representatives or (to the Sellers’ Knowledge with respect to any such individuals) any of the Relatives or Associates of the foregoing (other than the Target Company Group) or any director or officer (or similar authorized appointments with different names) of a member of the Target Company Group.

(b) Except as set forth in Section 4.18(b) of the Disclosure Schedules, at the time of the consummation of the Closing, (i) no member of the Target Company Group will be a party to any Affiliate Contract, and (ii) neither Seller, nor any of its Affiliates (other than the Target Company Group), nor any of their respective Representatives, nor (to the Sellers’ Knowledge with respect to any such individuals) any of the Relatives or Associates of the foregoing (other than the Target Company Group), nor any director or officer (or similar authorized appointments with different names) of a member of the Target Company Group, will own, directly or indirectly, or have any other interest in any property (real or personal, tangible or intangible) that a member of the Target Company Group uses in the conduct of its business or operations or Contract of any member of the Target Company Group.

Section 4.19 Anti-Corruption Laws; Sanctions.

(a) Foreign Corrupt Practices and Anti-Bribery. No member of the Target Company Group nor, with respect to any matter relating to any member of the Target Company Group or its business, any of its Affiliates, nor any Representatives or, to the Sellers’ Knowledge, Persons acting on behalf of the foregoing, has since December 31, 2020: (i) used any corporate or other funds for unlawful contributions, payments, loans, donations, gifts, or made any unlawful expenditures relating to political activity of any foreign or domestic Governmental Officials; (ii) offered, received, accepted, or provided any unlawful payment or made, given, offered, promised, or authorized or agreed to make, give or receive, any money, advantage or thing of value directly or indirectly, to or from any foreign or domestic Governmental Official or other Person in violation of applicable Anti-Corruption Laws; (iii) established or maintained any unlawful or unrecorded funds in violation of any applicable Anti-Corruption Laws; (iv) been or currently is subject to any administrative, civil, or criminal investigation, indictment, or proceeding by a Governmental Authority for Anti-Corruption Laws violations; (v) received written notice from any Governmental Authority regarding violations of any Anti-Corruption Laws, or (vi) otherwise taken any other action in, or been in, violation of any applicable Anti-Corruption Laws. Each member of the Target Company Group, its Affiliates, and all Persons acting on behalf of the foregoing have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Laws.

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(b) Sanctions. No member of the Target Company Group nor its Affiliates, nor any Representative, or, to the Sellers’ Knowledge, Persons acting on behalf of the foregoing, (i) is a Sanctioned Person or currently the subject or target of any Sanctions; (ii) is owned or controlled by a Sanctioned Person; (iii) is currently, or has since December 31, 2022, entered into any agreement, transaction, or dealing with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory; or (iv) directly or indirectly has derived or derives revenues from transactions with any Sanctioned Person. Each member of the Target Company Group, its respective Representatives, and, to the Sellers’ Knowledge, all Persons acting on behalf of the foregoing, are in compliance with all applicable Sanctions and have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with applicable Sanctions. Since December 31, 2022, no member of the Target Company Group has done business directly or, to the Sellers’ Knowledge, indirectly with the Sanctioned Territories or entered into any agreement, transaction or dealing with any Person, end user, or end use (or involving any property thereof) subject to restriction or licensing requirements under applicable trade laws.

Section 4.20 No Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s or other fee, commission or payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Target Company Group for which any Transferred Entity could become liable.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date.

Section 5.01 Organization and Authority of Buyer. Buyer is a corporation duly organized and validly existing under the Laws of Switzerland. Buyer has all necessary corporate power and authority to enter into this Agreement and, upon its execution on the Closing Date, the Escrow Agreement, to carry out its obligations hereunder and, upon its execution on the Closing Date, under the Escrow Agreement and to consummate the transactions contemplated hereby and, upon its execution on the Closing Date, by the Escrow Agreement. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution, and delivery by each other party thereto) this Agreement constitutes a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). At the Closing, upon Buyer's due and valid execution and delivery of the Escrow Agreement and, assuming due authorization, execution and delivery by the other parties thereto, the Escrow Agreement will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

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Section 5.02 No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the charter or by-laws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice, or other action by any Person under, conflict with, violate, or result in a breach of, constitute a default under or result in the acceleration, termination, cancellation or modification of, any material agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration, or failure to give notice or obtain consent would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the Merger Control Law and except where the failure to make or obtain such consents, approvals, Permits, Governmental Orders, declarations, filings, or notices would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 5.03 Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act, or any state Securities Laws. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment),and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee, commission or payment in connection with the transactions contemplated by this Agreement or based upon arrangements made by or on behalf of Buyer for which a Seller could become liable.

Section 5.05 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.06 Solvency. Buyer is not entering into the transactions contemplated in this Agreement with intent to hinder, delay or defraud either present or future creditors of Buyer or their Affiliates (including, after the applicable Closing, the Target Company Group). In connection with the transactions contemplated in this Agreement, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and due. Immediately after giving effect to the transactions contemplated in this Agreement, payment of the Purchase Price and all fees and expenses contemplated by this Agreement, Buyer (including, after the Closing, the Company) will be Solvent. For the purposes of this Section 5.06, the term “Solvent,” when used with respect to a Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets owned by such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they become due. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

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Section 5.07 Legal Proceedings. As of the date hereof, there are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin, or otherwise would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement.

Section 5.08 Independent Investigation; Reliance. The Buyer has conducted its own independent investigation, review, and analysis of the business, results of operations, prospects, condition (financial or otherwise), and assets of each member of the Target Company Group, and has had adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of each such member for such purpose. The Buyer further acknowledges that: (i) CPAC is a publicly traded company, with its securities listed on the Lima Stock Exchange and the New York Stock Exchange; and (ii) Buyer has reviewed the Target Company Group Public Documents. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon: (a) its own investigation and independent judgment (including its review of the publicly available information described above and consultation with legal, financial, and other professional advisers); and (b) the express representations and warranties of the Sellers set forth in Articles III and IV of this Agreement (including the related portions of the Disclosure Schedules). Buyer expressly disclaims reliance on any other representation or warranty, whether written or oral, express or implied, of any of the Sellers or any of their respective Affiliates, directors, officers, employees, representatives, or controlling persons, including, except as expressly set forth in Article III or Article IV, any representations and warranties in respect of: (i) any projections, estimates, budgets, or forecasts of revenues, results of operations, cash flows, or financial condition; (ii) any information made available in the Data Room, management presentations, functional “break-out” discussions, or responses to questions submitted; and (iii) any implied warranties of merchantability or fitness for a particular purpose. The representations and warranties of the Sellers contained in this Agreement constitute the sole and exclusive representations and warranties made in connection with the transactions contemplated hereby.

Section 5.09 Certain Payments; Anti-Corruption. As of the date of this Agreement, Buyer maintains internal control systems and policies reasonably designed to detect and prevent violations of applicable Anti-Corruption Laws and Sanctions by Buyer and its Subsidiaries and their respective directors, officers, employees and agents.

Section 5.10 No Other Representations or Warranties. Buyer has not made, nor will be deemed to have made, any representation or warranty in connection with this Agreement or the transactions contemplated hereby other than as expressly made by it in this Article V.

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ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as (i) otherwise expressly provided in this Agreement, (ii) set forth on Section 6.01 of the Disclosure Schedules, (iii) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) required to comply with applicable Law, the Sellers shall, and shall cause the Transferred Entities to: (a) use commercially reasonable efforts to conduct their business in the ordinary course of business consistent with past practice in all material respects; and (b) use commercially reasonable efforts to (1) maintain and preserve intact the current organization, business and franchise of the Transferred Entities and (2) preserve intact its rights, franchises, goodwill and relationships with such Transferred Entity’s current customers, lenders, suppliers, distributors, landlords, Governmental Authorities and others having business relationships therewith. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as otherwise expressly provided in this Agreement, set forth in the correspondingly numbered subsection of Section 6.01 of the Disclosure Schedules, or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall not, and shall cause the Transferred Entities not to, directly or indirectly, take any action that would cause any of the following to occur or do any of the following:

(a) any change, event, occurrence or development that has a Material Adverse Effect;

(b) any amendment of the charter, by-laws or other organizational documents of the Transferred Entities or any change to the nature of their business;

(c) any split, reverse split, combination subdivision or reclassification of any Equity Interests of the Transferred Entities;

(d) (i) any issuance, sale, Encumbrance, transfer or other disposition of, or (ii) any redemption, purchase, share capital reduction, repurchase or otherwise acquisition or offer to redeem, purchase, repurchase or otherwise acquire, or grant, renew, extend or modify any rights with respect to, any capital stock or other Equity Interests of the Transferred Entities, or any options, warrants or other rights of any kind to acquire, purchase or obtain (including upon conversion, exchange or exercise) any of such Transferred Entity’s capital stock or other Equity Interests or any debt or equity securities of the Transferred Entities that are convertible into or exercisable or exchangeable for such capital stock or other Equity Interests;

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(e) any declaration, setting aside or payment of any dividends or distributions payable in cash, stock, property or otherwise on or in respect of any of the Transferred Entity’s capital stock or other Equity Interests; it being understood and agreed that the cash dividend in the declared aggregate amount of S/190,300,410.65 paid by CPAC on or about December 11, 2025, and the use by the Company of the cash it received from such dividend and any cash held by the Company on the date hereof and any income earned therefrom to pay Indebtedness of the Company, other ordinary expenses of the Company and make distributions to the Sellers shall not be a breach of this provision nor be deemed to be Leakage;

(f) any change in any method of accounting or accounting practice, principle or policy of the Transferred Entities, except as required by a change in IFRS or applicable Law;

(g) any adoption of any plan or agreement of merger, consolidation, reorganization, complete or partial liquidation of the Transferred Entities, or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against the Transferred Entities under any similar Law;

(h) create, incur, assume or guarantee, or allow the Transferred Entities to create, incur, assume or guarantee, any Indebtedness in excess of S/1,500,000 in the aggregate (other than trade payables of the Target Company Group incurred in the ordinary course of business);

(i) cancel or forgive, or accelerate or prepay, any material Indebtedness or claims except in the ordinary course of business consistent with past practice;

(j) make any loans or advances to any Person (other than advancement of expenses to officers and employees in the ordinary course of business consistent with past practice);

(k) make, or commit to make, any single capital expenditure which is in excess of S/1,500,000 or series of capital expenditures which are, in the aggregate, in excess of S/9,000,000;

(l) lease, sublease or acquire (i) by merging or consolidating with, or by purchasing any share capital or other Equity Interests in, or portion of the properties or assets of, or by any other business combination or manner, any business or any Person or other business organization or any division thereof, or (ii) any material assets or properties;

(m) sell, lease, sublease, pledge, license or otherwise dispose of, or grant, amend or suffer to exist any Encumbrance with respect to, any material properties or assets of the Transferred Entities (other than sales or dispositions of assets in the ordinary course of business in a manner consistent with past practice);

(n) (i) change its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable outside the ordinary course of business; (ii) offer to discount the amount of any account receivable outside the ordinary course of business; or (iii) extend any incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof outside the ordinary course of business;

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(o) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract or such Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than (A) expirations of any such Contract in the ordinary course of business pursuant to the terms of such Contract or (B) non-exclusive licenses under Intellectual Property granted in the ordinary course of business consistent with past practice;

(p) enter into any Contracts, commitments, agreements or proxies relating to the voting of, or that provide preemptive rights, rights of first refusal, rights of first offer, drag-along rights, tag-along rights, any other transfer restrictions, registration rights or any other similar rights with respect to, any shares of outstanding capital stock or any other equity securities of any member of the Transferred Entities;

(q) except to the extent specifically set forth in Schedule 1.01(d): (i) enter into, amend, modify, supplement, waive, terminate, Encumber or otherwise transfer, in whole or in part, any rights or interest pursuant to or in (A) any Affiliate Contract or (B) any Contract with any Seller or any Related Party of any Seller, (ii) make any payment (whether in cash, in-kind or otherwise) to or for the benefit of any Seller or any Related Party of any Seller (including any directors’ fees, monitoring fees, bonuses, loan repayments or management fees or any other similar fees) or waive, forgive, discount, defer, release or discharge any amount or Liability owed by any Seller or any Related Party of any Seller to any Transferred Entity or claim (howsoever arising) against any Seller or any Related Party of any Seller, or (iii) create, assume, pay, discharge, incur or suffer to exist any Liability, Encumbrance, guarantee or indemnity in favor of or for the benefit of any Seller or any Related Party of any Seller;

(r) commence, initiate, settle, satisfy, release or forgive any Action that (A) involves or would reasonably be expected to involve payments by any member of the Transferred Entities in excess of S/300,000 individually, or S/900,000 in the aggregate or (B) would impose any material non-monetary obligation or restriction on any member of the Transferred Entities that would continue after the Closing;

(s) incorporate or form any Subsidiaries;

(t) terminate, let lapse or materially amend or modify any insurance policy maintained by the Transferred Entities unless such policy is replaced by a reasonably comparable policy; or

(u) agree, authorize, approve or commit to do any of the foregoing.

Nothing contained in this Agreement shall be construed to give Buyer, directly or indirectly, the right to control any member of the Target Company Group prior to the Closing.

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Section 6.02 Access to Information. From the date hereof until the Closing, and subject to compliance with all applicable Laws (including antitrust laws) and the entering into clean team arrangements if so required, Sellers shall, and shall cause the Transferred Entities to, use its commercially reasonable efforts to: (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the books and records, contracts, agreements, premises, facilities, assets, and other documents and data related to the Transferred Entities and to employees thereof; (b) furnish Buyer and its Representatives with such financial, operating, and other data and information related to the Transferred Entities as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of the Transferred Entities to cooperate with Buyer in its investigation of the Transferred Entities, including instructing their accountants to give Buyer reasonable access to the accountants’ work papers; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Company or CPAC, as the case may be, under the supervision of such entity’s personnel and in such a manner as not to unreasonably interfere with the normal operations thereof. All requests by Buyer for access pursuant to this Section 6.02 shall be submitted or directed exclusively to Humberto Nadal or such other individuals as Humberto Nadal or the Sellers may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to disclose, or cause CPAC to disclose, any information to Buyer if such disclosure would, based on the advice in writing of Sellers’ outside counsel: (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Securities Laws or other applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided that, to the extent such information is not available to Purchaser for a reason described in clauses (x) and (y) of this Section 6.02, the Sellers shall inform Buyer of the general nature of any information withheld pursuant to clauses (x) or (y) and shall use reasonable efforts to make alternative disclosure arrangements to make available to Buyer as much information as reasonably possible related thereto without resulting in the outcomes described in clauses (x) and (y) of this Section 6.02. Prior to the Closing, without the prior written consent of the Sellers, which shall not be unreasonably withheld, delayed or conditioned, Buyer shall not contact any suppliers to, or customers of, any Target Company Group member and Buyer shall have no right to perform invasive, destructive or subsurface investigations of any Target Company Group member’s properties or any other environmental sampling (such as indoor air sampling). Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.02.

Section 6.03 Supplement to Disclosure Schedules. If, within thirty (30) days after the date of this Agreement, the Sellers identify a fact, matter or circumstance that was not included on the Disclosure Schedules, the result of which would result in a representation or warranty of the Sellers set forth in Article III or Article IV not to be true and correct as of the date of this Agreement, the Sellers may, by written notice to Buyer, supplement the applicable Disclosure Schedule to make such additions to such Disclosure Schedule as are required to make such representation and warranty of the Sellers true and correct. Any update delivered pursuant to this Section 6.03 shall not (a) cure or waive any breach of a representation or warranty, or waive the rights of any Buyer Indemnified Party under Article VIII, or (b) modify or qualify any representation or warranty for purposes of determining whether the condition to Closing set forth in Section 7.02(a) shall have been satisfied or waived; provided that if any update delivered pursuant to this Section 6.03 discloses a fact, matter or circumstance that would cause a representation or warranty to be inaccurate such that the condition to Closing in Section 7.02(a) would not be satisfied, the Buyer may, at its sole discretion, terminate this Agreement without any Liability to any Person by delivering written notice of termination within ten (10) Business Days of receipt of such update.

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Section 6.04 Director and Officer Indemnification and Insurance.

(a) Buyer agrees that all rights to indemnification, advancement of expenses, and exculpation by any Target Company Group member now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of any Target Company Group member, as provided in the certificate of incorporation or by-laws of any Target Company Group member, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 6.04(a) of the Disclosure Schedules, in each case, with respect to matters occurring prior to the Closing, shall survive the Closing Date and shall continue in full force and effect for a period of six (6) years after the Closing Date in accordance with their respective terms.

(b) The Sellers and Buyer shall cause the Company and CPAC to (i) maintain in effect for a period of six (6) years after the Closing Date, if available, the current policies of directors’ and officers’ liability insurance maintained thereby immediately prior to the Closing Date (provided that such Target Company Group member may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers thereof when compared to the insurance maintained thereby as of the date hereof), or (ii) obtain, as of the Closing Date, “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of such Target Company Group member when compared to the insurance maintained thereby as of the date hereof, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).

(c) The obligations of Buyer and the Sellers under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.04 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.04 applies shall be third-party beneficiaries of this Section 6.04, each of whom may enforce the provisions of this Section 6.04).

(d) In the event Buyer, the Company, CPAC or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall succeed to or assume all of the obligations set forth in this Section 6.04.

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Section 6.05 Confidentiality.

(a) Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, non-public information provided to Buyer pursuant to this Agreement, in each case, until the Closing, at which time the Confidentiality Agreement and the obligations of Buyer and its Affiliates thereunder shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.05 shall nonetheless continue in full force and effect.

(b) From and after the Closing, the Sellers shall, and shall cause their Affiliates and Representatives to, hold in strict confidence and not disclose to any Person or use (without the prior written consent of Buyer), directly or indirectly, any and all non-public documents and non-public information concerning the Transferred Entities and their businesses; provided that the Sellers may disclose such information (a) if required to do so by applicable Law, provided that the Sellers, to the extent legally permitted, promptly notify in writing Buyer in advance of disclosing such information and takes all reasonable steps to minimize the extent of any such required disclosure; (b) to the extent it becomes generally available to the public other than by virtue of a breach of this provision by the Sellers or their Representatives; and (c) in connection with the enforcement of any right or remedy relating to this Agreement. Sellers agree that they will be responsible for any breach or violation of the provisions of this Section 6.05 by any of Sellers’ Affiliates or Representatives.

Section 6.06 Governmental Approval.

(a) Each of Buyer and the Sellers shall use its commercially reasonable efforts to take or cause to be taken, all actions, and cooperate with each other (subject to applicable Law and the terms of this Agreement) in order for the Buyer to obtain, or cause to be obtained, all consents, authorizations, orders, and approvals from all Governmental Authorities that are required for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party hereto shall, in consultation and cooperation with the other, in order for the Buyer to prepare and file such consents, authorizations, orders, and approvals after the execution of this Agreement, and in any event within twenty (20) Business Days of the date of this Agreement. The parties hereto shall not willfully take any action that would have the effect of materially delaying, impairing, or impeding the receipt of any required consents, authorizations, orders, and approvals under applicable antitrust Laws necessary for the consummation of the transactions contemplated by this Agreement. With regards to the Governmental Approval, Buyer shall (i) not later than twenty (20) Business Days after the execution of this Agreement, make the required filings as required by applicable Law in connection with the obtaining of the Governmental Approval or as required by INDECOPI in connection therewith; and (ii) subject to appropriate confidentiality protections and applicable Law (A) furnish all information reasonably required for the Governmental Approval to be obtained; (B) (x) provide drafts of all documents that are going to be filed prior to submission to the INDECOPI to allow for the Sellers to review and provide suggestions, (y) prior to submission to the INDECOPI, consider in good faith any comments suggested by Sellers and (z) following submission thereof, provide copies of all documents that are going to be filed; (C) keep the Sellers informed of any material communication received, or given to INDECOPI; (D) reasonably consult and cooperate with the Sellers in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals submitted in connection with the Governmental Approval; and (E) not participate independently in any material meeting, or engage independently in any substantive conversation, with INDECOPI, unless prohibited by INDECOPI, without giving the Sellers reasonable prior notice of the existence of the meeting or conversation and, if permitted by INDECOPI, the opportunity to attend or participate. If Sellers Representative identifies to Buyer any information or materials in respect of the Sellers as being confidential or sensitive prior to the time Buyer submits such information or materials to INDECOPI, then Buyer shall request INDECOPI at the time of the submission of such information or materials that such information or materials be classified as confidential information in accordance with INDECOPI’s policies and procedures.

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(b) Notwithstanding anything in this Section 6.06 or elsewhere in this Agreement to the contrary, nothing in this Section 6.06 or otherwise in this Agreement shall require Buyer or any Affiliate of Buyer to propose, negotiate, effect or agree (and Sellers shall not, and shall cause the Transferred Entities not to, agree without the prior written consent of Buyer, which may be withheld, conditioned or delayed in Buyer’s sole discretion) to, (i) the sale, divestiture, license or other disposition or holding separate (through establishment of a trust or otherwise) of any assets (whether tangible or intangible) or businesses of Buyer or any Affiliate of Buyer in each case, located or existing outside of the Republic of Peru, (ii) take any action that limits or purports to limit the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets (whether tangible or intangible) of Buyer or any Affiliate of Buyer, in each case, located or existing outside of the Republic of Peru, (iii) terminate, relinquish, modify or waive existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any Affiliate of Buyer, in each case, located or existing outside of the Republic of Peru; (iv) create any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or any Affiliate of Buyer, in each case, outside of the Republic of Peru, or (v) modify or amend this Agreement or any of Buyer’s rights under this Agreement. Nothing herein shall require Buyer or permit Sellers or any of their Subsidiaries (without the prior consent of Buyer) to litigate, or otherwise contest, defend or initiate, any Action (including any judicial or administrative proceeding) against or with any Governmental Authority.

(c) Purchaser and Seller may (x) designate any non-public information to any Governmental Authority as “outside counsel only” and any such information will not be shared with the Representatives of the other party, and (y) redact any valuation and related information before sharing any information provided to any Governmental Authority with the other party on an “outside counsel only” basis. Notwithstanding anything in this Section 6.06 or elsewhere in this Agreement to the contrary, Buyer shall determine, in its sole discretion, the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions or nonactions and consents and authorizations (including the Governmental Approvals) from any Governmental Authorities in connection with this Agreement and the transactions contemplated by this Agreement and the Sellers shall take (or cause to be taken) all reasonable actions to support Buyer in connection therewith.

Section 6.07 Post-Closing Access to Books and Records.

(a) To facilitate the resolution of any claims made against or incurred by the Company prior to the Closing, or for any other reasonable business purpose, for a period of six (6) years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in existence at the Closing that are required to be retained under current written retention policies of the Company; and

(ii) upon reasonable advance notice and under the supervision of Buyer’s or its Affiliate’s personnel afford the Sellers Representative, at the Sellers’ expense, reasonable access (including the right to make photocopies), during normal business hours and in a manner as to not to unreasonably interfere with the operations of the Company, to such books and records.

(b) Notwithstanding anything to the contrary contained in this Section 6.07, Buyer shall not be obligated to provide Sellers Representative with access to any books or records (including personnel files) pursuant to this Section 6.07 (A) where such access would (i) violate or conflict with any Law, fiduciary duty or binding agreement, (ii) jeopardize any attorney-client or other privilege, or (iii) result in the disclosure of competitively sensitive information; or (B) in connection with any Action in which the parties hereto or their respective Affiliates’ interests are adverse to one another.

Section 6.08 Closing Conditions; Third-Party Consents.

(a) From the date hereof until the Closing, subject to the terms (including Section 6.06) and conditions of this Agreement, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to satisfy the closing conditions set forth in Article VII hereof prior to the Drop Dead Date.

(b) Sellers shall, and shall cause each Transferred Entity to, use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers required to be obtained by the Transferred Entities from Third Parties in connection with this Agreement and the transactions contemplated by this Agreement, including the consents, approvals and waivers listed on Section 6.08(b) of the Disclosure Schedule. Buyer shall be provided the opportunity to review and comment on the form of such consents, approvals and waivers within a reasonable period of time prior to distribution to such Third Parties and the Sellers shall keep Buyer reasonably advised of the status of any such consents, approvals or waivers. None of Sellers or Transferred Entities shall accept or agree to any consent, approval or waiver conditioned on the undertaking of any obligations by Buyer, its Affiliates or the Transferred Entities (whether in the form of payment, non-monetary consideration, a guarantee, any other agreements or otherwise) without the prior written consent of Buyer.

Section 6.09 Public Announcements. Unless otherwise required by applicable Law, any Governmental Authority (including the SEC) or any stock exchange requirements (based upon the reasonable advice of outside counsel, and in which case the disclosing party shall, to the extent practicable, provide the other parties with the opportunity to review and comment in advance of such disclosure), no party to this Agreement shall, directly or indirectly, make or issue any press release or public announcements or statements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned, or delayed), and the parties shall reasonably cooperate as to the timing and contents of any such press release or announcement.

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Section 6.10 Leakage. Each of the Sellers acknowledges and agrees that no Leakage shall occur during the period between the date of this Agreement and the Closing Date. Without limiting the generality of the foregoing (including any indemnification rights of Buyer under this Agreement in connection with any Leakage), from the date of this Agreement until the Closing, the Sellers shall give prompt written notice (and in no event later than five (5) Business Days) to Buyer of the existence of any Leakage of which it becomes aware (“Discovered Leakage”).

Section 6.11 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, without any additional consideration, use its reasonable best efforts to promptly execute and deliver such additional documents, instruments, certificates, public deeds, conveyances, and assurances, and take such further actions as may be reasonably required or necessary to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 6.12 Tax Matters.

(a) Sellers shall prepare and file, or cause to be prepared and filed, when due all Tax Returns required to be filed by the Company prior to the Closing Date (“Pre-Closing Returns”) and shall timely pay all Taxes shown thereon. Such Pre-Closing Returns shall be prepared on a basis consistent with those prepared for prior Taxable periods unless a different treatment of any item is required by applicable Tax Law. Buyer shall prepare and file, or cause to be prepared and filed all Tax Returns of the Company other than Pre-Closing Returns. With respect to Income Tax Returns which are required to be prepared and filed by Buyer after the Closing Date and which relate to Pre-Closing Tax Periods (including Straddle Periods), Buyer shall deliver each such Income Tax Return to the Sellers for its review and comment at least thirty (30) days prior to the applicable filing deadline (or as soon as reasonably practicable in advance of the applicable filing deadline, but in no event less than ten (10) days prior to the applicable filing deadline) and shall take into account in good faith any comments timely provided by Sellers with respect thereto. Buyer shall pay all Income Taxes shown thereon and Sellers shall remit to Buyer within five (5) days after the filing of such Tax Returns the full amount of the Income Taxes shown as due thereon (or the portion of the Income Taxes shown thereon attributable to the Pre-Closing Tax Period in the case of a Straddle Return, with such portion determined in accordance with Section 6.12(d)).

(b) Other than any credit or other commercial agreement entered into in the ordinary course of business, the principal purpose of which is not the allocation of Taxes, all Tax Sharing Agreements with respect to or involving the Company shall be terminated as of the Closing Date and, from and after the Closing Date, neither Sellers nor the Company shall be obligated to make any payment to any Person pursuant to any such Tax Sharing Agreements or other agreement or arrangement, and all other rights and obligations resulting from any such agreement or arrangement shall cease.

(c) If the Company is permitted but not required under applicable Income Tax Laws to treat the Closing Date as the last day of a taxable period, then the parties hereto shall treat that day as the last day of a taxable period.

(d) For purposes of determining Taxes which are Pre-Closing Taxes, in the case of Taxes arising in any taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), the amount of any Taxes based upon the income, sales, margins or receipts and any other similar Taxes, attributable to the portion of the Pre-Closing Tax Period shall be determined on the basis of an interim closing of the books as of the close of business on the Closing Date, and the amount of property, ad valorem or similar Taxes attributable to the Pre-Closing Tax Period shall equal the amount of such Tax that would apply for the entire Straddle Period if the results for the portion of the Pre-Closing Tax Period prior to the Closing Date determined from such interim closing were annualized multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the Straddle Period, less the amount of any Taxes already paid by the Company during the portion of the Straddle Period ending on the Closing Date. No later than five (5) Business Days prior to the due date (including extensions) of a Tax Return that relates to any Pre-Closing Taxes, Sellers shall pay to Buyer the portion of Taxes shown as due on such Tax Return of the Company that are Pre-Closing Taxes. Tax deductions of the Company (including those attributable to depreciation, amortization, capitalized fees, interest and original issue discount) (the “Transaction Tax Deductions”), which arise out of or relate to the following shall be allocated to Pre-Closing Tax Periods and be reflected on the Pre-Closing Income Tax Returns of the Company to the extent permitted by applicable Law to be deducted in a Pre-Closing Tax Period (determined on at least at a “more likely than not” or higher comfort level): (i) capital expenditures made by the Company on or before the Closing Date, and (ii) payment of any Company Financial Indebtedness (including deductions attributable to capitalized fees, interest and original issue discount) on or around the Closing Date. For clarity, the cost recovery deductions or allowances in respect of such capital expenditures or payment required by applicable Law to be deducted in a Post-Closing Tax Period shall not constitute Transaction Tax Deductions.

(e) After the Closing, Sellers and Buyer shall cooperate, as and to the extent reasonably requested by the other party, and shall use commercially reasonable efforts to cause their respective Affiliates to cooperate with the Company, and with each other, in connection with the preparation of any Tax Return, any refund claim or any Tax audits, Tax disputes or administrative, judicial or other proceedings related to any Taxes (each, a “Tax Controversy”) with respect to the activities or filings of the Company. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information, including work papers of the Company and its auditors. For the avoidance of doubt, nothing in this Agreement (including Section 6.12) shall require Buyer to provide or make available any consolidated, affiliated, combined, unitary or similar Tax Return that includes Buyer or any of its Affiliates (other than the Company) to any Person.

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(f) If, after the Closing Date, the Company, Buyer or Sellers receive any document with respect to the Tax matters of the Company that could affect the other parties, the party receiving such document shall supply a copy of such document to the potentially affected party within seven (7) days of receipt. For this purpose, such Tax documents shall include requests for information, notices of proposed adjustment, revenue agent’s reports or similar reports and notices of deficiency. Any information provided or obtained under this paragraph shall be kept confidential, except as may otherwise be necessary in connection with the filing of a Tax Return, refund claims, or any Tax Controversy, or as required by applicable Law.

(g) After the Closing Date, Sellers shall have the right to control at its expense, any Tax Controversies that relate exclusively to Pre-Closing Taxes for which Sellers are liable under this Agreement (“Seller-Controlled Tax Controversy”), to employ counsel and other advisors of Sellers’ choice at Sellers’ expense and to control the conduct of such Seller-Controlled Tax Controversy, including settlement or other disposition thereof; provided, however, that Buyer shall have the right to participate in (but not control) any such Seller-Controlled Tax Controversy that may adversely affect the Company or the Buyer for any periods ending after the Closing Date at Buyer’s own expense. Sellers may pursue or forego any and all administrative appeals, proceedings, hearing and conferences with any Tax Authority with respect to such Seller-Controlled Tax Controversies, and may initiate any claim for refund, file any amended return, or take any other action which is deemed appropriate by Sellers with respect to such Seller-Controlled Tax Controversies; provided however that (i) such actions do not materially adversely affect the Company or the Buyer (ii) Sellers shall keep the Buyer reasonably informed regarding any such Seller-Controlled Tax Controversies, and (iii) no settlement or other disposition of any claim for Tax which could increase Taxes of the Company or the Buyer in any Post-Closing Tax Period shall be agreed to without the Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, any Tax Controversy (or portion of a Tax Controversy) that relates to a Straddle Period shall not be a Seller-Controlled Tax Controversy and Buyer shall have sole and exclusive control over the conduct of any such Tax Controversy in accordance with clause (h) of this Section 6.12.

(h) The Buyer shall have the right to control, in its sole discretion, the conduct of any Tax Controversy that is not a Seller-Controlled Tax Controversy (“Buyer-Controlled Tax Controversy”). To the extent a Buyer-Controlled Tax Controversy relates to more than a de minimis amount of Taxes for which the Sellers are required to indemnify the Buyer pursuant to this Agreement, the Buyer shall allow the Sellers to participate in any such proceeding at the sole cost and expense of Seller. Buyer shall keep Sellers reasonably informed regarding any such Buyer-Controlled Tax Controversies; and Buyer shall not settle or otherwise dispose of the Tax Controversy (to the extent such settlement or compromise would result in an increase in Taxes for which the Sellers are required to indemnify the Buyer pursuant to this Agreement) without the Sellers’ consent, which shall not be unreasonably withheld, conditioned or delayed.

(i)  All refunds of Income Taxes of the Company received by the Company prior to Closing or Taxes paid by Sellers after Closing pursuant to the terms of this Agreement, in each case, in respect of a Pre-Closing Tax Period (or of Income Taxes relating to the portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 6.12(d)) (whether in the form of cash received by the Company after Closing or a credit or offset against Taxes otherwise payable in respect of a Post-Closing Tax Period) shall be the property of Sellers except to the extent such refund of Income Taxes was included as an asset in determining the Purchase Price. Buyer shall cooperate with Sellers in the filing of any claim for a refund of Taxes to which Sellers is entitled pursuant to this Agreement. To the extent that Buyer or the Company realizes a refund that is the property of Sellers, Buyer shall pay the amount of such refund (and interest received from the applicable Tax Authority net of any Income Tax arising from the receipt of such interest if a deduction is not allowed for the payment of such interest over to Sellers) to Sellers by wire transfer of immediately available funds to an account or accounts designated in writing by Sellers. The amount due to Sellers shall be payable ten (10) days after receipt of the refund from the applicable Tax Authority (or, if the refund is in the form of credit or offset, ten (10) days after the due date of the Tax Return claiming such credit or offset). Notwithstanding the foregoing, Buyer shall not be required to pay any amount to Sellers with respect to a Tax refund pursuant to this Section 6.12(h) to the extent such refund is attributable to the carrying back of any net operating loss deduction or similar Tax attribute that was realized in a taxable period or portion thereof beginning after the Closing Date.

(j) Buyer shall not, in each case without the prior written consent of Sellers, (i) amend or permit the amendment of any Tax Return of the Company for a Pre-Closing Tax Period or Straddle Period, (ii) waive or permit to be waived any limitations period with respect to such Tax Returns, (iii) make or permit to be made any Tax election with respect to the Company that has retroactive effect to any Pre-Closing Tax Period or Straddle Period, (iv) take any action outside of the ordinary course of business on the Closing Date, or (v) carry back any net operating loss from a period commencing after the Closing Date to any Pre-Closing Tax Period.

Section 6.13 Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement shall be borne by each party hereto in accordance with applicable Law. For the avoidance of doubt, the Peruvian Tax on Financial Transactions (Impuesto a las Transacciones Financieras or ITF, per its Spanish acronym) does not constitute a Transfer Tax. Any ITF applicable to the payment of the Purchase Price, shall, in accordance with applicable Law, be borne exclusively by the Sellers. If a Seller is required by Law to file any Tax Return or other documentation in respect of a Transfer Tax, such Seller shall prepare and file such Tax Return and pay the amount shown as due thereon. If Buyer is required by Law to file any Tax Return or other documentation in respect of a Transfer Tax, Buyer shall prepare and file such Tax Return and pay the amount shown as due thereon with the amount withheld from such Seller, if applicable. At the request of Sellers, Buyer shall reasonably cooperate in making any filings required in order to obtain a refund for any Transfer Tax incurred in connection with the transactions contemplated by this Agreement. Any refunds of Transfer Taxes paid by Sellers shall be for the account of Sellers. To the extent permitted under applicable Law, Buyer shall cooperate with Sellers as reasonably requested by Sellers in order to minimize or avoid Transfer Taxes arising out of the transactions contemplated by this Agreement.

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Section 6.14 Release.

(a) Except as provided in Section 6.14(f) below, effective as of the Closing, the Buyer, on behalf of itself and its Affiliates (including the Transferred Entities after the Closing) and their officers, directors, employees, agents, successors, and assigns (collectively, the “Buyer Releasing Parties”), releases the Sellers and, in their capacities as such, each of their respective officers, directors, partners, members, managers, shareholders, Affiliates (excluding the Transferred Entities after Closing), agents, attorneys, employees, predecessors, successors, heirs and assigns (collectively, the “Seller Released Parties”) from any and all controversies, disputes, claims, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or obligation or liability (whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed), of any nature whatsoever in law and in equity, past and present and whether known or unknown, suspected, or claimed against any of its, his or her Seller Released Parties that such Buyer Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Buyer Releasing Party, has or may have, which (i) arise out of or are connected with any Target Company Group member and (ii) relate to any circumstance, agreement, activity, action, omission, event or matter occurring or existing on or prior to the date of this Agreement (all of the foregoing collectively referred to herein as such Buyer Releasing Party’s “Seller Released Claims”); provided, however, the Seller Released Claims do not include (A) the rights of the Buyer or any Buyer Releasing Party under this Agreement or the Escrow Agreement, (B) claims against any Seller Released Party for Fraud, (C) claims against any directors, managers or officers of any Transferred Entity concerning any willful misconduct or any counterclaims against such Person in respect of any requests for indemnification by such Person, or (D) any rights to indemnification as a result of such Buyer Releasing Party’s service as an officer, manager or director of any Transferred Entity pursuant to (x) the organizational documents of such entity, (y) applicable Law and (z) any directors’ and officers’ liability or similar insurance policy maintained by such entity.

(b) Except as provided in Section 6.14(f) below, effective as of the Closing, each Seller, on behalf of itself and its officers, directors, employees, agents, successors, and assigns (collectively, the “Seller Releasing Parties”), releases Buyer and each Transferred Entity and, in their capacities as such, each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, agents, attorneys, employees, predecessors, successors, heirs and assigns (collectively, the “Buyer Released Parties”) from any and all controversies, disputes, claims, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or obligation or liability (whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed), of any nature whatsoever in law and in equity, past and present and whether known or unknown, suspected, or claimed against any of its, his or her Buyer Released Parties that such Seller Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Seller Releasing Party, has or may have, which (i) arise out of or are connected with any Target Company Group member, and (ii) relate to any circumstance, agreement, activity, action, omission, event or matter occurring or existing on or prior to the date of this Agreement (all of the foregoing collectively referred to herein as such Seller Releasing Party’s “Buyer Released Claims”); provided, however, the Buyer Released Claims do not include (A) the rights of the Sellers under this Agreement or the Escrow Agreement, (B) claims against any Buyer Released Party for Fraud, (C) claims against any directors, managers or officers of any Transferred Entity concerning any willful misconduct prior to the Closing or any counterclaims against such Person in respect of any requests for indemnification by such Person, or (D) any rights to indemnification as a result of such Seller Releasing Party’s service as an officer, manager or director of any Transferred Entity prior to the Closing pursuant to (x) the organizational documents of such entity, (y) applicable Law and (z) any directors’ and officers’ liability or similar insurance policy maintained by such entity.

(c) Each Buyer Releasing Party and Seller Releasing Party acknowledges and intends that such Buyer Releasing Party’s and Seller Releasing Party’s execution and delivery of this release shall be effective as a bar to each and every one of the Buyer Released Claims or Seller Released Claims, as applicable, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions.

(d) Each Buyer Releasing Party and Seller Releasing Party hereby covenants not to sue or to institute or cause to be instituted any proceeding or any court or other tribunal against the Buyer Released Parties or the Seller Released Parties, as applicable, that is related directly or indirectly to any of the matters released in this Section 6.14. If any Buyer Releasing Party or Seller Releasing Party sues or otherwise institutes any such proceeding, that proceeding shall be dismissed upon presentation of this Agreement to the applicable agency, court or tribunal.

(e) Each Buyer Releasing Party and Seller Releasing Party agrees that if such Buyer Releasing Party or Seller Releasing Party violates any provision of this Agreement, such Buyer Releasing Party or Seller Releasing Party will pay all costs and expenses of defending against any related or resulting suit or other proceeding incurred by his, her or its Buyer Released Parties or Seller Released Parties, as applicable, including reasonable attorneys’ fees.

(f) Notwithstanding the foregoing, nothing herein shall operate to impair the rights and obligations under, or prevent any Buyer Releasing Party or Seller Releasing Party from asserting any claim against any Buyer Released Party or Seller Released Party that such Buyer Releasing Party or Seller Releasing Party may have, if any, arising under, this Agreement.

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Section 6.15 Escrow Accounts.

(a) As promptly as practicable after the date hereof, the Sellers Representative and the Buyer shall negotiate in good faith, and reasonably agree, the Escrow Agreement with the Escrow Agent.

(b) On the twelfth (12th) month anniversary of the Closing Date, an amount equal to S/27,755,550 (minus any portion of the Escrow Funds claimed by or already paid to any Buyer Indemnified Party pursuant to claims made under this Agreement, including any such claims not fully resolved prior to such date) shall be released to Sellers Representative in accordance with the terms of this Agreement and the Escrow Agreement.

(c) On the fifteenth (15th) month anniversary of the Closing Date, the remaining Escrow Funds (minus the aggregate amount claimed by any Buyer Indemnified Party pursuant to claims made under this Agreement and not fully resolved prior to such date) shall be released to Sellers Representative in accordance with the terms of this Agreement and the Escrow Agreement.

(d) Sellers Representative shall distribute to each of the Sellers a portion of any funds released from the Escrow Account in accordance with the Consideration Spreadsheet.

(e) Any distributions to Buyer or Sellers Representative from the Escrow Account shall be made pursuant to joint written instructions of Buyer and Sellers Representative to the Escrow Agent instructing the Escrow Agent to make such distribution in accordance with the terms of this Agreement and the Escrow Agreement.

Section 6.16 Release of the Pledge Agreement.

(a) At or prior to Closing:

(i) the Company and Banco de Credito del Perú shall have duly executed the public deeds (escrituras públicas) of the termination to the Pledge Agreement in form and substance satisfactory to Buyer; and

(ii) the Company shall have filed the termination to the Pledge Agreement for registration with the applicable Peruvian Public Registry and delivered to Buyer satisfactory evidence of such filing.

(b) as soon as practicable after the filing set forth in Section 6.16(a)(i) above, and in no event (i) after five (5) Business Days thereof, the Sellers Representative shall provide Buyer evidence of termination of the Pledge Agreement duly registered in the electronic record of CAVALI S.A. I.C.L.V and (ii) after thirty (30) Business Days thereof, the Sellers Representative shall provide the Buyer evidence of termination to the Pledge Agreement duly registered in the applicable Peruvian Public Registry, provided that said thirty (30)-Business Day period shall be automatically extended by an additional thirty (30) Business Days (or such longer period as may be agreed to by the Buyer in writing) in the event that the Sellers receive comments (observaciones) from the applicable Peruvian Public Registry with respect to the termination to the Pledge Agreement.

(c) The Company shall be solely responsible for obtaining the necessary registrations for the termination of the Pledge Agreement and for covering all related costs, including, but not limited to, notarial and registration fees.

Section 6.17 Subsequent Tender Offer.

(a) The Buyer hereby undertakes that it shall not, prior to the Closing, launch or attempt to launch a public tender offer (Oferta Pública de Adquisición Previa – OPA Previa) for the shares of CPAC.

(b) The Buyer acknowledges and agrees to its obligation to carry out and complete a Subsequent Tender Offer in compliance with Securities Law, undertaking to fulfill such obligation within the maximum period established by said law.

(c) The parties acknowledge and agree that the obligation to launch the Subsequent Tender Offer under the terms of this Agreement and applicable regulations is the sole responsibility of the Buyer. For the avoidance of doubt, neither the Seller nor its Affiliates shall have any direct or indirect liability in connection with the obligation to launch and complete the Subsequent Tender Offer.

(d) The Buyer undertakes to assume any liability and to indemnify and fully hold harmless the Seller and its Affiliates, as well as their respective officers and directors, from any damages they may suffer as a result of any breach by the Buyer and for any reason related to its obligation to carry out and complete the Subsequent Tender Offer in accordance with the Securities Law and the provisions of this clause (d).

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Section 6.18 Non-Solicitation.

(a) From the Closing Date until the second (2nd) anniversary of the Closing Date (the “Restricted Period”), each Seller shall not, and each Seller shall cause each of its Affiliates not to, without the prior written consent of the Buyer, directly or indirectly, solicit or attempt to solicit for employment or employ or engage as a consultant or otherwise enter into any similar contractual arrangement with any Person of the Transferred Entities (i) who has the title of executive (gerente) (or equivalent role) or higher, or (ii) is listed in Section 6.18(a) of the Disclosure Schedule, or encourage any such Person to leave the employment of the Transferred Entities; p rovided, that the foregoing will not prohibit any Seller or any of its Affiliates from (i) making a general offer of employment to the public through advertisement or similar means that is not targeted or specifically directed towards employees of the Transferred Entities, or (ii) soliciting, employing or engaging as a consultant any employees or consultants who have been terminated by a Target Company Group (other than a termination for cause).

(b) It is agreed and understood that the actions by the Sellers set forth in Section 6.18(b) of the Disclosure Schedules shall not constitute a breach of this Section 6.18.

(c) The parties hereto acknowledge that the restrictions set forth in this Section 6.18 are reasonable in scope and duration. The parties hereto further acknowledge that the restrictions set forth in this Section 6.18, including with respect to scope and duration, are necessary, reasonable and fair in all respects to protect Buyer’s significant investment in the business, including its goodwill, and that Buyer would not enter into this Agreement without the restrictions contained in this Section 6.18. It is the desire and intent of the parties hereto that the provisions of this Section 6.18 be enforced to the fullest extent permissible under applicable Law. It is expressly further understood and agreed that although Seller and Buyer consider such covenants to be necessary, fair and reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or any other restriction contained in Section 6.18 is an invalid or unenforceable restriction against Seller or any of its Affiliates, the provisions of Section 6.18 shall not be rendered void but shall be deemed amended to apply to such maximum time and to such maximum extent as such court may judicially determine or indicate to be enforceable. Therefore, the parties hereto agree that money damages would not be a sufficient remedy for any threatened or actual breach of Section 6.18 by Sellers, and that, in addition to all other remedies it may be entitled to, Buyer shall be entitled to seek specific performance, or injunctive or other equitable relief, as a remedy for any such breach. in order to enforce or prevent any breach of this Section 6.18 without the requirement of posting a bond, other security or any similar requirement. The time period that Section 6.18 shall be in effect shall be extended by the length of any period during which Seller or any of its Affiliates is in breach of the terms of Section 6.18.

Section 6.19 Treatment of Existing Debt.

(a) Prior to the Closing, the Sellers shall, and shall cause the Target Company Group and its and their respective Representatives to, use their reasonable best efforts to deliver any notification to, obtain any consent, approval or waiver from, and execute and deliver any amendment, modification or agreement reasonably required or requested by, (i) the lenders under the Existing Loan Agreement, pursuant to the terms of the Existing Loan Agreement, and (ii) any other lenders or counterparties under any other borrowing arrangements of the Target Company Group, in each case, in connection with the execution, delivery and performance of this Agreement by the Sellers and Buyer and the consummation of the transactions contemplated by this Agreement (collectively, the “Lender Consents”). The Sellers shall be solely responsible for the payment, at, prior to or after the Closing, of any fees, costs or expenses incurred or required to be paid arising out or relating to the Lender Consents. The Sellers shall, and shall cause the Target Company Group and its and their respective Representatives to, use their commercially reasonable efforts to (A) deliver any notification to the trustee or the bondholders of the Existing Bonds that is required or advisable under the Existing Bonds Indenture and (B) obtain an opinion from the relevant risk classification agencies confirming that the Existing Bonds will not be downgraded as a result of the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, the Sellers and Buyer shall reasonably cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Buyer to be taken by the Sellers or the Target Company Group under the Existing Loan Agreement in connection with the transactions contemplated by this Agreement. Buyer shall be provided the opportunity to review and comment on the form of such consents, approvals and waivers within a reasonable period of time prior to distribution to such Third Party and the Seller shall keep Buyer reasonably advised of the status of any such consents, approvals or waivers. None of Sellers or Transferred Entities shall accept or agree to any consent, approval or waiver conditioned on the undertaking of any obligations by Buyer, its Affiliates or the Transferred Entities (whether in the form of payment, non-monetary consideration, a guarantee, any other agreements or otherwise) without the prior written consent of Buyer.

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(c) The Sellers shall use commercially reasonable efforts to obtain (or cause to be obtained) prior to the Closing written confirmation from the relevant risk classification agencies that the consummation of the transactions contemplated by this Agreement will not result in a downgrade of the Existing Bonds.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of All Parties. The obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) (i) The consent of the INDECOPI under the Merger Control Law shall have been received without any conditions and shall be in full force and effect or (ii) such approval having been deemed to have been granted by virtue of the applicable statutory waiting period having expired ((i) and (ii) individually or jointly, the “Governmental Approval”).

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise enjoining, restraining or prohibiting the consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c) The Company and Sellers shall have received all consents, authorizations, orders, and approvals from the Governmental Authorities referred to in Section 3.05 and Buyer shall have received all consents, authorizations, orders, and approvals from the Governmental Authorities referred to in Section 5.02, in each case, in form and substance reasonably satisfactory to Buyer and the Company, and no such consent, authorization, order, and approval shall have been revoked.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or at Buyer’s sole discretion, Buyer’s written waiver), at or prior to the Closing, of each of the following conditions:

(a) (i) The Sellers’ Fundamental Representations shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as if made on and as of the Closing Date (other than Sellers’ Fundamental Representations that are made as of a specific date, which Sellers’ Fundamental Representations shall have been true and correct, in each case, as of such date), and (ii) all representations and warranties contained in Article III and Article IV (other than the Sellers’ Fundamental Representations) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (other than such other representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct, in each case, as of such date), in each case, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect, and in each case, disregarding any limitations or qualifications as to “materiality” (including the word material), “Material Adverse Effect” or words of like meaning set forth therein.

(b) Each Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date. The Sellers shall have delivered the Consideration Spreadsheet contemplated in Section 2.05(a) to Buyer.

(c) From and after the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) The Sellers shall have delivered, or caused to be delivered, to Buyer the new stock certificate evidencing the Shares in the name of the Buyer, free and clear of all Encumbrances.

(e) Buyer shall have received a certificate, dated the Closing Date and signed by an authorized officer of each Seller, that each of the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

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(f) The Sellers shall have delivered to Buyer a duly executed payoff letter for the Company Financial Indebtedness, in form and substance reasonably satisfactory to Buyer, stating the mechanism for the payment in full of the Company Financial Indebtedness, the account to which such payment shall be made, an undertaking to fully discharge the Company Financial Indebtedness upon such payment and the termination of, and release of all security under, the Pledge Agreement upon such payment (the “Company Financial Indebtedness Debt Payoff Letter”).

(g) Buyer shall have received written evidence of the termination, effective as of the Closing, of all Contracts (other than the Contracts set forth in Section 7.02(g) of the Disclosure Schedules) between or among any Transferred Entity, on the one hand, and a Seller or any Affiliate or Representative of a Seller (other than a Transferred Entity), on the other hand, including all Affiliate Contracts (other than the Contracts set forth in Section 7.02(g) of the Disclosure Schedules).

(h) Buyer shall have received written evidence, in form and substance reasonably satisfactory to Buyer, of the registration of the transfer of the Shares to Buyer in the stock ledger of the Company.

(i) Buyer shall have received written evidence of the termination of the Usufruct Agreement and of the registration of such termination and the termination of, and release of all security under, the Pledge Agreement in the stock ledger of the Company (including the evidence of the execution of all documents necessary to effect the release of the Pledge Agreement before CAVALI ICLV).

(j) Buyer shall have received a copy of the written notice delivered by the Sellers to the Company informing the Company of the transfer of the Shares in favor of the Buyer.

(k) Buyer shall have received, effective as of the Closing Date, (x) resignation letters from all directors and officers of the Transferred Entities listed in Section 7.02(k) of the Disclosure Schedules, and (y) the minutes of one or more meetings of the board of directors of the Transferred Entities, as applicable, pursuant to which, in accordance with the second paragraph of Article 157 of the General Corporations Act, the directors designated by Buyer and notified in writing to Sellers at least two (2) days prior to the Closing have been duly appointed to replace the resigning directors identified in Section 7.02(k) of the Disclosure Schedules, except for such Persons as shall have been designated in writing prior to the Closing Date by Buyer to Sellers, releasing the Transferred Entities of any amount due or accrued as director or officer fees and acknowledging that they have no Actions of any nature against any Transferred Entity arising out of or relating to their capacity as directors or officers of such Transferred Entity.

(l) Buyer shall have received the general shareholders’ meeting minutes books, board of directors meeting books and share ledgers of the Target Company Group.

(m) The Sellers shall have delivered to Buyer a duly executed Escrow Agreement by Sellers Representative and the Escrow Agent.

(n) The Sellers shall have delivered to Buyer a written consent (in each case, in form and substance reasonably acceptable to Buyer) to the transactions contemplated by this Agreement from the administrative agent (on behalf of the lenders and arrangers) under the Existing Loan Agreement and any other party whose consent to the transactions contemplated by this Agreement is required under the Existing Loan Agreement.

(o) The Sellers shall have delivered to Buyer the notice contemplated by Section 6.19(a) to the trustee (on behalf of the holders of the Existing Bonds) under the Existing Bonds Indenture.

(p) The Sellers shall have delivered to the Buyer evidence of the resignation of Eduardo Hochschild Beeck as an employee of CPAC, together with evidence that his corresponding severance/termination benefits (liquidación de beneficios sociales) and any other amounts owed to Eduardo Hochschild Beeck in his capacity as an employee have been fully paid.

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Section 7.03 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or at the Sellers’ sole discretion, the Sellers’ written waiver), at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Article V shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Buyer shall have delivered to Sellers the Final Purchase Price, minus the Escrow Amount, minus, in the case of Farragut, the Peruvian Tax Payment, in each case, in accordance with the terms of this Agreement.

(d) The Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(e) Buyer shall have delivered to holders of outstanding Company Financial Indebtedness, if any, by wire transfer of immediately available funds that amount of money due and owing from the Company to such holder of outstanding Company Financial Indebtedness as set forth on the Company Financial Indebtedness Debt Payoff Letter.

(f) Buyer shall have delivered to Sellers a duly executed Escrow Agreement by Buyer and the Escrow Agent.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival. The representations and warranties of the parties hereto contained in Article III, Article IV and Article V shall survive the Closing and shall remain in full force and effect until the date that is fifteen (15) months from the Closing Date; provided, however that the Sellers Fundamental Representations, the Tax Representations and any Fraud shall survive the Closing until the expiration of the applicable statute of limitations (taking into account any tolling or extensions thereof). None of the covenants in this Agreement that by their terms are required to be performed prior to the Closing shall survive the Closing and each such covenant shall terminate on and as of the Closing, and no claims may be brought with respect to such covenants from or after the Closing; provided, however, that all covenants and agreements (including the indemnification rights of Buyer) relating to any Leakage shall survive the Closing until fully performed or fulfilled, and claims may be brought in respect of any breach thereof. All other covenants that by their terms are to be performed, in whole or in part, at or after the Closing shall survive the Closing until fully performed or fulfilled, and claims may be brought in respect of any breach thereof. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until fully and finally resolved. For the avoidance of doubt, the parties hereby agree and acknowledge that the survival period set forth in this Section 8.01 is a contractual statute of limitations and any claim brought by any party pursuant to this Article VIII must be brought or filed prior to the expiration of the survival period.

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Section 8.02 Indemnification By Sellers. Subject to the other terms and conditions of this Article VIII, from and after Closing, Sellers shall, jointly and severally, indemnify Buyer and its Affiliates (including the Transferred Entities), Representatives, successors and assigns (each, a “Buyer Indemnified Party”) against, and shall hold the Buyer Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnified Party based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Sellers contained in Article III and Article IV of this Agreement or in any certificate delivered hereunder, in each case, as of the date of this Agreement or as of the Closing Date with the same force and effect as if made on and as of the Closing Date (or, in the case of any representation or warranty expressly made as of an earlier date, as of such date) (it being understood and agreed that, for purposes of determining only the existence of any inaccuracy in or any breach of any representation or warranty, such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word material), “Material Adverse Effect” or words of like meaning set forth therein); provided that, with respect to any inaccuracy in or breach of any of the representations or warranties of the Sellers contained in Article IV, in the case of a Loss paid, incurred or sustained by, or imposed upon, any member of the Target Company Group, the Buyer Indemnified Parties shall be indemnified and held harmless by the Sellers for and against 50.01% of such Loss paid, incurred or sustained by, or imposed upon, such member of the Target Company Group.

(b) any breach or non-fulfillment of any covenant, agreement, or obligation made or to be performed by any Seller or Sellers Representative (as applicable) at or after the Closing pursuant to this Agreement; and

(c) any Excluded Liability.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, from and after Closing, Buyer shall indemnify Sellers against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Sellers based upon, arising out of, with respect to or by reason of:

(a) any breach or any inaccuracy in or breach of any of the representations or warranties of Buyer contained in Article V of this Agreement, in each case, as of the date of this Agreement or as of the Closing Date with the same force and effect as if made on and as of the Closing Date (or, in the case of any representation or warranty expressly made as of an earlier date, as of such date); or

(b) any breach or non-fulfillment of any covenant, agreement, or obligation made or to be performed by Buyer at or after the Closing pursuant to this Agreement.

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) neither Sellers nor Buyers shall be liable for any claim for indemnification pursuant to Section 8.02(a) or Section 8.03(a), as applicable, with respect to any indemnification regarding a representation or warranty under Article IV or Article V, as applicable, unless and until the aggregate amount of Losses which may be recovered from the Indemnifying Party equals or exceeds an amount equal to S/18,503,700 (the “Deductible”), in which event, the Indemnified Party shall be entitled to recover from the Indemnifying Party that portion of such Losses paid, incurred or sustained by, or imposed upon, the Indemnifying Party in excess of the Deductible; provided, however, that the limitations set forth in this Section 8.04(a) shall not apply to any Losses related to any inaccuracy in or any breach of any Fundamental Representations or Fraud;

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(b) the aggregate amount of all Losses for which Sellers shall be liable under Section 8.02(a) with respect to any indemnification regarding a representation or warranty under Article IV shall not exceed an amount equal to the then-available Escrow Funds; provided, however, that the limitations set forth in this Section 8.04(b) shall not apply to any Losses related to any inaccuracy in or any breach of any Fundamental Representations or Fraud;

(c) the aggregate amount of all Losses for which Buyer shall be liable under Section 8.03(a) with respect to any indemnification regarding a representation and warranty under Article V shall not exceed an amount equal to the Escrow Amount;

(d) other than with respect to Fraud, the aggregate amount of all Losses for which Sellers shall be liable under Section 8.02(a) with respect to any indemnification regarding a Sellers Fundamental Representation or any other representation or warranty under Article III shall not exceed an amount equal to one hundred percent (100%) of the Purchase Price (the “Cap”);

(e) payments by Sellers pursuant to Section 8.02 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds or any indemnity from third parties actually received by Buyer in respect of such claim (net of any collection costs, deductibles, premium adjustments, retrospectively rated premiums and any other costs or expenses incurred by Buyer or any Indemnified Party in connection with obtaining such recovery);

(f) in no event shall Sellers be liable to Buyer for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity, diminution in value or any damages based on any type of multiple relating to the breach or alleged breach of this Agreement; provided that the foregoing shall not preclude recovery of Losses by an Indemnified Party (i) to the extent such Losses were awarded in a Third Party Claim, or (ii) with respect to Losses constituting incidental, consequential, special damages, including loss of future revenue or income, loss of business reputation or opportunity, diminution in value or any damages based on any type of multiple relating to the breach or alleged breach of this Agreement (but not punitive or indirect damages), which shall be recoverable if they were knowable and reasonably foreseeable, and proximately caused by the action or omission giving rise to the related indemnification claim hereunder;

(g) Buyer shall take, and cause its Affiliates to take, reasonable steps, taking into account the relevant facts and circumstances, to mitigate any indemnifiable Loss hereunder upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto;

(h) the parties hereto acknowledge and agree that they have not entered into this Agreement relying on any representation, warranty, undertaking, or obligation (whether indemnification-related or otherwise), whether express or implied, direct or indirect, of any kind from the other parties hereto, except for the representations, warranties, undertakings, and obligations of the Sellers that are expressly contained in this Agreement or in any certificate delivered in connection with this Agreement; and

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(i) an Indemnified Party may assert multiple indemnity claims based on different legal theories or provisions of this Agreement arising from the same event, occurrence, or set of facts; provided, however, that the Indemnified Party shall not be entitled to recover more than once for the same Losses suffered, regardless of the number or nature of claims asserted or the number of provisions invoked. For the avoidance of doubt, any such claims shall remain subject to the limitations on indemnification set forth in this Section 8.04.

Section 8.05 Indemnification Procedures. The party making a claim under this Article VIII is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.”

(a) If any Indemnified Party receives notice of the assertion or commencement, or which may give rise to the assertion or commencement, of any Action, suit, claim or other legal proceeding (excluding, for the avoidance of doubt, any Action, suit, claim or other legal proceeding that may give rise to a claim for Loss under Section 6.12, which shall be subject to the procedures set forth in Section 6.12(g) and Section 6.12(h)) made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. The Third-Party Claim Notice in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if known and reasonably determinable, of the Loss that has been or may be sustained by the Indemnified Party. Subject to Section 8.05(c), the Indemnifying Party shall inform within thirty (30) days of the receipt of such notice, or if applicable Law requires the Indemnified Party to respond to the Third-Party Claim in less than thirty (30) days, within a reasonable period under the circumstances, which in no event shall be less than ten (10) Business Days (unless the parties mutually agree in writing to a shorter period), from the Indemnified Party whether it will assume at its own cost and expense the defense and control of any Third-Party Claim, with its own counsel (reasonably satisfactory to the Indemnified Party); and the Indemnified Party shall reasonably cooperate in good faith in such defense, it being understood that such election shall be without prejudice to the rights of the Indemnifying Party to dispute whether such claim involves recoverable or indemnifiable Losses under this Agreement. Subject to Section 8.05(b) and Section 8.05(c), in the event that the Indemnifying Party assumes the defense of any Third-Party Claim it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party is not entitled to or elects not to assume, compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. At the Indemnifying Party’s cost, Sellers and Buyer shall reasonably cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 6.05) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

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(b) Subject to Section 8.05(c) below and notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into any settlement, compromise or discharge of, or the entry of any Governmental Order arising from, any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 8.05(b). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party (other than customary confidentiality, non-disparagement, or mutual release provisions that do not impose affirmative obligations or restrictions on the Indemnified Party’s business or operations), does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement concurrently with the effectiveness of such settlement, (ii) not Encumber any of the assets or properties of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each such Indemnified Party from all Liabilities obligations in connection with such Third-Party Claim, then the Indemnifying Party shall give prompt written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) If the Indemnified Party in good faith determines that (i) the conduct of the defense or any proposed settlement of any Third-Party Claim would reasonably be expected to materially adversely affect the Indemnified Party’s Tax liability, (ii) the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third-Party Claim, (iii) such Third-Party Claim is a criminal Action brought or being prosecuted by a Governmental Authority, (iv) the Third-Party Claim seeks preliminary measurements, precautionary measurements or any other similar concept related to medidas cautelares or an injunction or equitable relief against any Indemnified Party or any of its Affiliates, (v) the Third-Party Claim seeks or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to this Article VIII, after taking into account all other pending or resolved claims against the Indemnifying Party under this Article VIII, (vi) a Governmental Authority has issued, or the Third-Party Claim seeks, a Governmental Order mandating the preliminary or final closure of any mining site, plant or location where the Transferred Entities operate their business, or (vii) the Indemnifying Party has failed or is failing to defend vigorously and in good faith the Third-Party Claim, then the Indemnified Party shall have the right at all times, at its sole election, to assume, take over, if applicable, and control the defense, settlement, negotiation or litigation relating to any such Third-Party Claim at the reasonable cost of the Indemnifying Party; provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third-Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(d) If the Indemnified Party suffers a Loss as a result of the inaccuracy or breach of any representation, warranty, covenant or agreement from any claim related to any Tax matter, and in order to challenge (apelación) such claim it is required that any Indemnified Party make a payment of the Loss, the Indemnifying Party may challenge, subject to Section 8.05(b), such decision at its sole cost and expense if the Indemnifying Party makes the payment in full of the Loss to the corresponding Governmental Authority on behalf of the respective Indemnified Party within fifteen (15) Business Days after the Indemnified Party provides the Indemnifying Party with written notice of the required payment amount, payment instructions, and all information reasonably necessary to make such payment. The Indemnified Party shall reasonably cooperate with the Indemnifying Party to facilitate such payment and challenge. Any interest or penalties imposed by the Governmental Authority that are attributable to delays caused by the Indemnified Party’s failure to provide timely notice, information, or cooperation shall not be the responsibility of the Indemnifying Party. If a final and non-appealable Governmental Order determines a reimbursement in favor of the challenged Indemnified Party, any such reimbursement shall be for the benefit of the Indemnifying Party, and the Indemnified Party shall promptly pay to the Indemnifying Party the amount actually received by the relevant Indemnified Party of such reimbursement (net of any reasonable costs or expenses incurred by the Indemnified Party in connection with obtaining such reimbursement).

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(e) Any claim by an Indemnified Party on account of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if known and reasonably determinable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30)-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall reasonably assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its professional advisors may reasonably request and if reasonably necessary. If the Indemnifying Party does not so respond within such thirty (30)-day period, to the extent practicable, the Indemnified Party shall provide written notice to the Indemnifying Party that it has failed to respond and that the Indemnifying Party has an additional seven (7) Business Days to respond before being deemed to have accepted its Liability. The Indemnifying Party may request in writing a reasonable extension of the initial thirty (30)-day period if additional time is required to complete its investigation, which extension shall not be unreasonably withheld by the Indemnified Party. Subject to this Section 8.05(e), if the Indemnifying Party does not respond within such additional seven (7) Business Day period (or any mutually agreed extension), the Indemnifying Party shall be deemed to have accepted its Liability to the Indemnified Party in respect of such claim. If the Indemnifying Party has disputed in writing its Liability to the Indemnified Party, the Indemnifying Party shall not be required to pay the amount of any such disputed Liability or related Losses until a final Governmental Order shall have been entered in respect thereof by a Governmental Authority of competent jurisdiction in accordance with Section 10.12.

Section 8.06 Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VIII, the Indemnifying Party shall satisfy its obligations within ten (10) Business Days of such final adjudication by wire transfer of immediately available funds.

Section 8.07 Indemnity Escrow. Claims for indemnification by any Buyer Indemnified Party with respect to any Losses indemnifiable pursuant to Section 8.02(a) regarding a representation or warranty under Article IV (other than Losses relating to any inaccuracy in or any breach of any of the Fundamental Representations or Fraud) will be recoverable solely from the Escrow Funds remaining at any given time. Any other Losses arising pursuant to Section 8.02 (including Losses arising from breaches of the Fundamental Representations) shall be recoverable directly from Sellers (subject to Section 8.04).

Section 8.08 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.09 Exclusive Remedies. Subject to Section 10.13, the parties hereto acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud) for any breach of any representation, warranty, covenant, agreement, or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.13 or to seek any remedy on account of Fraud by any party hereto.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Sellers Representative and Buyer;

(b) by Buyer by written notice to Sellers Representative if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by the Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure is not, or cannot be, cured by Sellers Representative by the earlier of (x) the Drop Dead Date (as defined below), and (y) the date that is thirty (30) days from the date of the Buyer’s notice; or

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(ii) the Closing shall not have occurred on or prior to 11:59 p.m. Lima, Peru on July 31, 2026 (such date and time, as it may be extended pursuant to the proviso to this Section 9.01(b)(ii) (the “Drop Dead Date”); provided that if on the Drop Dead Date any of the conditions set forth in Section 7.01(a), Section 7.01(b) (with respect to Section 7.01(b), as a result of a Law or Governmental Order that relates to any Merger Control Law or any other competition, merger control, antitrust or similar Law) or Section 7.01(c) shall not have been satisfied or waived, then the Drop Dead Date may be extended on one occasion by either Buyer or the Sellers Representative, in the sole discretion, for a period of ninety (90) days by written notice to the other party, and such date, as so extended, shall be the Drop Dead Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to Buyer if Buyer’s failure to perform or comply with any of the covenants or agreements of Buyer set forth in this Agreement was the primary cause of the failure of the Closing to occur on or before the Drop Dead Date;

(c) by Sellers Representative by written notice to Buyer if:

(i) none of the Sellers is then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure is not, or cannot be, cured by Buyer by the earlier of (x) the Drop Dead Date, and (y) the date that is thirty (30) days from the date of the Sellers’ notice;

(ii) the Closing shall not have occurred on or prior to the Drop Dead Date (as may be extended in accordance with the proviso set forth in Section 9.01(b)(ii)), provided, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any Seller if such Seller’s failure to perform or comply with any of the covenants or agreements of such Seller set forth in this Agreement was the primary cause of the failure of the Closing to occur on or before the Drop Dead Date; or

(d) by either Buyer or Sellers Representative by written notice to other party if:

(i) there shall be any Law that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order permanently or temporarily restraining or enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

(e) by Buyer by written notice to Sellers Representative pursuant to Section 6.03.

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Section 9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) that the obligations set forth in this Article IX and Section 6.05 and Article X shall survive termination; and

(b) that nothing herein shall relieve any party hereto from any Liability for any Fraud or the willful breach of this Agreement that occurred prior to such termination.

ARTICLE X

MISCELLANEOUS

Section 10.01 Sellers Representative.

(a) Each Seller irrevocably authorizes and appoints Sellers Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person with respect to this Agreement and to take any and all actions and make any decisions required or permitted to be taken by Sellers Representative pursuant to this Agreement, including the exercise of the power to:

(i) give and receive notices and communications;

(ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Buyer pursuant to Article VIII;

(iii) litigate, arbitrate, resolve, settle or compromise any claim for indemnification pursuant to Article VIII;

(iv) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement;

(v) make all elections or decisions contemplated by this Agreement;

(vi) engage, employ, or appoint any agents or representatives (including attorneys, accountants, and consultants) to assist Sellers Representative in complying with its duties and obligations; and

(vii) take all actions necessary or appropriate in the good faith judgment of Sellers Representative for the accomplishment of the foregoing.

Buyer shall be entitled to deal exclusively with Sellers Representative on all matters relating to this Agreement (including Article VIII) and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by Sellers Representative, and on any other action taken or purported to be taken on behalf of any Seller by Sellers Representative, as being fully binding upon such Person. Notices or communications to or from Sellers Representative shall constitute notice to or from each of the Sellers. Any decision or action by Sellers Representative hereunder, including any agreement between Sellers Representative and Buyer relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Sellers and shall be final, binding and conclusive upon each such Person. No Seller shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 10.01, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Sellers, or by operation of Law.

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(b) The Sellers Representative may resign at any time, provided, however, in no event shall Sellers Representative resign without having first appointed a new Sellers Representative who shall assume such duties immediately upon the resignation or removal of Sellers Representative. Notice of such new Sellers Representative shall be sent to Buyer, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Buyer; provided, that until such notice is received, Buyer shall be entitled to rely on the decisions and actions of the prior Sellers Representative as described in Section 10.01(a) above.

(c) The Sellers Representative shall not be liable to the Sellers for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Sellers Representative shall be conclusive evidence of good faith). The Sellers shall severally and not jointly (in accordance with their Pro Rata Shares), indemnify and hold harmless Sellers Representative from and against, compensate it for, reimburse it for, and pay any and all losses, liabilities, claims, actions, damages, and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Sellers Representative under this Agreement (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Sellers Representative, Sellers Representative shall reimburse the Sellers the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct, or bad faith. The Representative Losses shall be satisfied from the Sellers, severally and not jointly (in accordance with their Pro Rata Shares).

Section 10.02 Expenses. Except as otherwise expressly provided herein (including Section 6.13 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the Governmental Approval (it being understood and agreed that each Seller and Transferred Entity shall be responsible for its own legal fees and expenses in respect of any filings or submissions under the Governmental Approval).

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Section 10.03 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

If to the Sellers (prior to Closing), to:	Inversiones ASPI S.A.
Calle La Colonia, No. 150, Urb. El Vivero, Surco, Lima 33, Peru
E-mail:
	Attention:	Mr. Humberto Nadal - CEO

with a copy to (which shall not constitute notice):	Becker, Glynn, Muffly, Chassin & Hosinski LLP
299 Park Ave 16th floor, New York, NY 10171
E-mail:
	Attention:	Robert C. Muffly

Garrigues
Av. Víctor Andrés Belaúnde, 332 (Oficina 701)
San Isidro - Lima (Perú)
E-mail:
	Attention:	Oscar Arrus

If to Buyer, to:	Holcim Ltd
Grafenauweg 10, 6300 Zug, Switzerland
E-mail:
	Attention:	Virginie Darbo; Jeremy Keim

with a copy to (which shall not constitute notice):	Freshfields US LLP
3 World Trade Center 175 Greenwich Street New York, NY 10007
E-mail:
	Attention:	Paul K. Humphreys;
Enrique Dancausa

Muñiz, Olaya, Melendez, Castro, Ono y Herrera Abogados
Las Begonias 475, 6to piso, San Isidro
Lima, Peru
Email:
	Attention:	Mauricio Olaya Nohra

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If to Sellers Representative or Sellers (after Closing), to:	Eduardo Hochschild Beeck
Hochschild Mining
Calle La Colonia, No. 180, Urb. El Vivero, Surco, Lima 33, Peru
E-mail:

with a copy to:	Becker, Glynn, Muffly, Chassin & Hosinski LLP
299 Park Ave 16th floor, New York, NY 10171
E-mail:
	Attention:	Robert C. Muffly

Section 10.04 Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation;” (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules, Exhibits and Schedules mean the Articles and Sections of, and Disclosure Schedules, Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; (d) unless otherwise indicated, “the Target Company Group” shall refer to each member of the Target Company Group; (e) words importing the singular only shall include the plural and vice versa; (f) words importing any gender shall include other genders; (g) references to any Person include the successors and permitted assigns of such Person; (h) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement; and (i) all references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.05 Disclosure Schedules. All section headings in the Disclosure Schedules correspond to the sections of this Agreement, but information provided in a numbered section of the Disclosure Schedules shall constitute disclosure with respect to another particular section of the Disclosure Schedules to which the relevance of such disclosure is reasonably apparent on its face (without reference to any document referred to therein) that such information qualifies another representation and warranty of the Sellers. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, and may not be required to be disclosed pursuant to this Agreement. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by the Company or Sellers that in and of itself, such information is material to or outside the ordinary course of the business or is required to be disclosed on the Disclosure Schedules. No disclosure in the Disclosure Schedules shall be deemed to create any rights in any third party.

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Section 10.06 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.07 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.08 Entire Agreement. This Agreement and the Escrow Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings, and agreements, both written and oral, with respect to the subject matter herein and therein. In the event of any inconsistency between the statements in the body of this Agreement, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.09 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.10 No Third-Party Beneficiaries. Except as provided in Section 6.07, Article VIII and Section 10.15, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.11 Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

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Section 10.12 Governing Law; Arbitration; Waiver of Jury Trial.

(a) This Agreement is being executed and delivered, and is intended to be performed, in the State of New York, and the laws of the State of New York and of the United States of America (without regard to any conflicts of law, rules, or principles that would result in the application of the laws of another jurisdiction) shall govern the rights and duties of the parties and the validity, construction, enforcement, and interpretation of this Agreement.

(b) Any dispute, controversy, or claim arising out of or relating to this Agreement, any other transaction document, or the transactions contemplated hereby, including the validity, interpretation, performance, breach, or termination thereof, shall be finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”), which rules are deemed to be incorporated by reference into this clause (b). The seat of arbitration shall be New York, New York, United States of America. The tribunal shall consist of three arbitrators. The claimant shall nominate an arbitrator in its request for arbitration. The respondent shall nominate an arbitrator within thirty (30) days of the receipt of the request for arbitration. The two arbitrators nominated by the parties shall nominate a third arbitrator within thirty (30) days after the nomination of the later-nominated arbitrator. The third arbitrator shall act as chairperson of the tribunal. If any of the three arbitrators are not nominated within the time prescribed above, then the ICC shall appoint the arbitrator(s) in accordance with the ICC Rules. The language of the arbitration shall be English. Judgment on any award rendered by the arbitral tribunal may be entered in any court of competent jurisdiction.

(c) The existence of the arbitration, any non-public information provided in the arbitration, and any submissions, orders or awards made in the arbitration shall not be disclosed to any non-party except the tribunal, the ICC, the parties hereto, their counsel, experts, witnesses, accountants and auditors, insurers and reinsurers, and any other person necessary to the conduct of the arbitration. Notwithstanding the foregoing, a party may disclose the existence of the arbitration, any non-public information provided in the arbitration, and any submissions, orders or awards made in the arbitration to the extent that disclosure may be required to fulfill a legal duty, protect or pursue a legal right, or enforce or challenge an award in bona fide legal proceedings.

(d) The parties hereby irrevocably waive any right to trial by jury in any judicial proceeding arising out of or relating to this Agreement, any other transaction document, or the transactions contemplated hereby, whether now existing or hereafter arising, and whether sounding in contract, tort, or otherwise, it being the intention of the parties that all such disputes be resolved exclusively through arbitration as provided in this Section 10.12.

Section 10.13 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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Section 10.15 Conflict Waiver; Attorney-Client Privilege.

(a) Each of the parties hereto acknowledges and agrees, that:

(i) Each of Becker, Glynn, Muffly, Chassin & Hosinski LLP and Garrigues has acted as counsel prior to the Closing to Sellers and their Affiliates (not including the Company) (collectively, the “Seller Group”) and the Company, in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby. Buyer agrees, and shall cause the Company and the Target Group Companies, to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company or the Target Group Companies by Garrigues or Becker, Glynn, Muffly, Chassin & Hosinski LLP (or any successor) (the “Seller Group Law Firms”) shall not preclude the Seller Group Law Firms from serving as counsel to the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(ii) Buyer shall not, and shall cause the Company and the Target Group Companies not to, seek or have either of the Seller Group Law Firms disqualified from any such representation based on the prior representation of the Company and the Target Group Companies by Seller Group Law Firms. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such representation of the Company and the Target Group Companies by the Seller Group Law Firms prior to and after the Closing in connection with the this Agreement or the transactions contemplated hereby, and each such party shall cause its Affiliates to consent to waive any conflict of interest arising from such representation of the Company and the Target Group Companies by the Seller Group Law Firms prior to and after the Closing in connection with the this Agreement or the transactions contemplated hereby. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that each of the parties hereto have consulted with counsel or have been advised they should do so in connection herewith.

(b) All communications prior to Closing between the Seller Group or the Company, on the one hand, and Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall survive Closing, and from and after Closing shall belong solely to the Seller Group and shall not pass to or be claimed by Buyer or the Company. Accordingly, Buyer and the Company shall not have access to any Privileged Communications or to the files of Seller Group Law Firm relating to the negotiation, preparation, execution and delivery of this Agreement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Buyer or the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Buyer or the Company shall be a holder thereof, (ii) to the extent that files of Seller Group Law Firm in respect of such engagement constitute property of the client of Seller Group Law Firm, only the Seller Group (and not Buyer nor the Company) shall hold such property rights, and (iii) Seller Group Law Firm shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Company by reason of any attorney-client relationship between Seller Group Law Firm and the Company or otherwise. Notwithstanding the foregoing, in the event that after Closing a dispute arises between Buyer or its Affiliates (including the Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, Buyer and its Affiliates (including the Company) may assert the attorney-client privilege or any other evidentiary privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Buyer nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Buyer or any of its Affiliates (including the Company) is legally required by Governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by applicable Law, and (y) advisable in the opinion of Buyer’s counsel, then Buyer shall promptly (and, in any event, within ten (10) Business Days) notify Sellers Representative in writing so that Sellers Representative can seek a protective order but the burden (including fees and costs) of seeking entry of such a protective order shall be borne by the Company as a Transaction Expense (if prior to Closing) or Sellers Representative on behalf of the Sellers if after the Closing. Moreover, nothing shall be construed as requiring Buyer, the Company or any of their Subsidiaries to challenge or appeal any order requiring access to, or production of, the Privileged Communications, or to subject themselves to any penalties for non-compliance with any legal process or order. In furtherance of the foregoing, each of the parties agrees that no waiver is intended by failing to remove all Privileged Communications from the Company’s files and computer systems.

Section 10.16 Non-recourse. This Agreement may only be enforced against, and any claim, action, suit, or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present, or future director, officer, employee, incorporator, manager, member, partner, shareholder, Affiliate, agent, attorney, or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit, or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

Section 10.17 Exchange Rate. In the event there is a need to convert U.S. dollars into Peruvian soles, or vice versa, for any purpose under this Agreement, except as otherwise required by applicable Law (in which case, the exchange rate shall be determined in accordance with such applicable Law), the applicable exchange rate shall be the Exchange Rate.

[SIGNATURE PAGE FOLLOWS]

A-5-98

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their duly authorized Persons.

SELLERS:

EDUARDO HOCHSCHILD BEECK

/s/ Eduardo Hochschild Beeck

MARIANA VIOLETA CORREA SABOGAL DE HOCHSCHILD

/s/ Mariana Violeta Correa Sabogal de Hochschild

FARRAGUT HOLDINGS, INC.

By:	/s/ Robert C. Muffly
	Name:	Robert C. Muffly
	Title:	Director

SELLERS REPRESENTATIVE:

EDUARDO HOCHSCHILD BEECK

/s/ Eduardo Hochschild Beeck

BUYER:

HOLCIM LTD

By:	/s/ Virginie Darbo
	Name:	Virginie Darbo
	Title:	Group Head of Strategy and M&A

By:	/s/ Lukas Studer
	Name:	Lukas Studer
	Title:	Group General Counsel

A-5-99

Exhibit 99.2

Ad hoc announcement pursuant to Art. 53 of the SIX Exchange regulation listing rules | 18 October 2022

Holcim Affirms Support for Lafarge SA Resolution with the U.S. Department of Justice Regarding Legacy Lafarge Operations in Syria

●	Financial penalty of $777.78 million and plea agreement resolve DOJ inquiry into Lafarge SA and its defunct Syria subsidiary

●	DOJ recognizes that the conduct did not involve Holcim in any way

●	DOJ notes Holcim has a strong compliance program in place and determines an independent compliance monitor is not needed

●	DOJ notes former Lafarge executives concealed conduct from Holcim before and after Holcim’s acquisition of Lafarge SA in 2015

Holcim supports the agreement reached by Lafarge SA with the U.S. Department of Justice (“DOJ”) to resolve the DOJ’s inquiry into Lafarge SA and its long-defunct subsidiary Lafarge Cement Syria (“LCS”) related to the legacy conduct of certain former executives during the Syrian civil war, before Holcim acquired Lafarge SA.

Under the terms of the resolution, Lafarge SA and LCS will pay a financial penalty of $777.78 million and have agreed to plead guilty to one count of conspiring to provide material support to designated foreign terrorist organizations in Syria between August 2013 and October 2014, by which time LCS had ceased operations in the country.

None of the conduct involved Holcim, which has never operated in Syria, or any Lafarge operations or employees in the United States, and it is in stark contrast with everything that Holcim stands for. The DOJ noted that former Lafarge SA and LCS executives involved in the conduct concealed it from Holcim before and after Holcim acquired Lafarge SA, as well as from external auditors.

When Holcim learned of the allegations from media reports in 2016, Holcim proactively and voluntarily conducted an extensive investigation, led by a major U.S. law firm and overseen by the Board of Directors. It publicly disclosed the principal investigative findings in 2017 and separated from former Lafarge SA and LCS executives who were involved in these events.

The DOJ noted that Holcim has effective compliance and risk management controls and functions in place to detect and prevent any similar potential conduct. As a result, the DOJ determined that the appointment of an independent compliance monitor is not necessary.

Holcim operates to the highest ethical standards in strict compliance with the laws of all its jurisdictions. Today’s resolution reaffirms Holcim’s commitment to conducting all its business with utmost integrity.

About Holcim

Holcim builds progress for people and the planet. As a global leader in innovative and sustainable building solutions, Holcim is enabling greener cities, smarter infrastructure and improving living standards around the world. With sustainability at the core of its strategy Holcim is becoming a net zero company, with its people and communities at the heart of its success. The company is driving circular construction as a world leader in recycling to build more with less. Holcim is 70,000 people around the world who are passionate about building progress for people and the planet through four business segments: Cement, Ready-Mix Concrete, Aggregates and Solutions & Products.

Learn more about Holcim on www.holcim.com, and by following us on LinkedIn and Twitter

A-5-100

Important disclaimer – forward-looking statements:

This document contains forward-looking statements. Such forward-looking statements do not constitute forecasts regarding results or any other performance indicator, but rather trends or targets, as the case may be, including with respect to plans, initiatives, events, products, solutions and services, their development and potential. Although Holcim believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions as at the time of publishing this document, investors are cautioned that these statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are difficult to predict and generally beyond the control of Holcim, including but not limited to the risks described in the Holcim’s annual report available on its website (www.holcim.com) and uncertainties related to the market conditions and the implementation of our plans. Accordingly, we caution you against relying on forward-looking statements. Holcim does not undertake to provide updates of these forward-looking statements.

This document contains inside information within the meaning of the Market Abuse Regulation (EU) (No 596/2014).

Documents

●	Statement - English

●	Statement - German

●	Statement - French

Contact Media Relations

Phone: +41 (0) 58 858 87 10

Email: media@holcim.com

Contact Investor Relations

Phone: +41 (0) 58 858 87 87

Email: investor.relations@holcim.com

A-5-101

Annex 6

Lima, July 15, 2026

Sirs

Cementos Pacasmayo S.A.A.

Present.-

Attention: Dr. Gabriela Dañino

Reference: Response to request for information required by the Superintendency of the Securities Market through Official Letter No. 3113-2026-SMV/11.1

Dear Sirs,

We write to you regarding your communication dated July 7, 2026, by virtue of which you request our consent to publish as a material event (hecho de importancia) the Valuation Report of Inversiones ASPI S.A. (“Aspi”) dated March 27, 2026, prepared by PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (“PWC”) on our behalf, for the purposes of determining the income tax arising from the sale of our shares in Aspi to Holcim Ltd. (the “Report”).

By means of this communication, and having obtained the corresponding authorization from PWC for the public disclosure of the Report, we grant our authorization for Cementos Pacasmayo S.A.A. to disclose, publish, or make the Report available to the SMV, the market, or third parties, as they deem appropriate, and to the extent that such action is considered necessary, convenient, or required for compliance with applicable legal or regulatory obligations.

We also attach hereto the corresponding authorization from PWC.

With no further matters to discuss, we remain sincerely yours.

Sincerely,

Fredy Chalco

Farragut Holding, Inc.

A-6-1

Sir

Fredy Chalco

Legal Representative

Farragut Holdings, Inc.

Present.-

Lima, July 14, 2026

Reference:	Letter dated July 8, 2026.

Valuation Report of Inversiones ASPI S.A., dated March 27, 2026.

Dear Sirs,

We write to you in response to the reference communication, through which you request our Firm’s authorization regarding the potential publication, by Cementos Pacasmayo S.A.A. (“CPAC”), as a material event (hecho de importancia), of the Valuation Report of Inversiones ASPI (“ASPI”) S.A. dated March 27, 2026 (the “Report”), within the framework of the request made by the Superintendency of the Securities Market (“SMV”) through Official Letter No. 3113-2026-SMV/11.1, dated July 3, 2026 (the “Official Letter”).

The Report was prepared by PwC on behalf of Farragut Holdings, Inc. (“Farragut”), for the purpose of determining the income tax arising from the transfer of its shares in ASPI to Holcim Ltd.

In this regard, PwC hereby states that it raises no objection to Farragut, CPAC, or whoever corresponds, as determined by you with the appropriate legal advice, proceeding to disclose, publish, or make the Report available to the SMV, the market, or third parties, to the extent that such action is deemed necessary, convenient, or required for compliance with applicable legal or regulatory obligations.

We place on record that the Report was prepared exclusively in accordance with the purposes, scope, assumptions, limitations, and intended recipients set forth in the engagement letter and in the document itself. In particular, the Report was not conceived or issued for general publication or disclosure to the market, nor for use by investors, other shareholders, potential offerees of a tender offer, analysts, or third parties, to serve as a fairness opinion, investment recommendation, solvency opinion, or valuation report for an OPA (tender offer), legal, regulatory, or financial advice for the benefit of third parties, nor to support decisions regarding investment, divestment, or the acceptance or rejection of an OPA.

Consequently, PwC does not assume, by virtue of this communication or any potential disclosure of the Report, any obligation to update, supplement, review, modify, reaffirm, confirm, verify, audit, validate, or issue an additional opinion regarding the Report, its assumptions, methodology, source information, conclusions, limitations, or results, nor regarding facts, acts, circumstances, or information subsequent to its date of issuance.

Now then, in response to the observations made by the SMV in the Official Letter regarding the treatment of confidentiality and tax secrecy of the Report, we consider it appropriate to clarify the scope of the position previously communicated by PwC. Our communication dated May 21, 2026, was not formulated, nor should it be understood, as a condition intended to restrict the supervisory powers of the SMV or the compliance with legal or regulatory obligations by CPAC, Farragut, Holcim, ASPI, or any other person. Said position was in response to a reasonable professional caution regarding a document prepared for a specific tax purpose and subject to professional duties of confidentiality.

A-6-2

PwC observes the highest standards of confidentiality with respect to the documentation and information it receives from its clients, and seeks to grant them the greatest degree of reasonable protection. In the present case, in accordance with what was declared by Farragut when requesting our services, the Report was prepared with the purpose of supporting the market value of ASPI’s shares, as an input for the determination of the income tax payable for the transfer of said shares in favor of Holcim Ltd., and as supporting documentation for an eventual audit by SUNAT. We were not requested to prepare the Report for the use or benefit of the issuer, for the market in general, nor for the knowledge or benefit of third parties. By virtue of this, PwC deemed it prudent to grant the Report a reinforced confidentiality treatment, including its consideration as information protected by tax secrecy.

The interpretation adopted finds support in Article 2, numeral 5, of the Political Constitution of Peru, which recognizes the right to banking secrecy and tax secrecy, as well as in Article 85 of the Single Ordered Text of the Tax Code, through which a confidential nature is attributed to information regarding “...the amount and source of income, expenses, tax base, or any other data related to them, when contained in tax returns and information obtained by any means from taxpayers, responsible parties, or third parties...”. This definition covers not only the tax return itself, but also the information and documentation that supports it, as would be the case of the Report as an input for the determination of the income tax amount that Farragut would have to pay for the aforementioned transaction, at the time corresponding to it in accordance with the law.

As the SMV rightly points out, the Constitutional Court has recognized that banking secrecy and tax secrecy form part of the scope of protection of economic privacy and that, although they do not have an absolute character, any restriction to them must respond to constitutionally legitimate purposes and observe criteria of reasonableness and proportionality, which should be weighed on a case-by-case basis and with a special character. In that sense, our reference to tax secrecy must be understood from a functional perspective and of professional caution.

Although the Report contains a financial analysis and valuation methodologies regarding a capital market issuer, the purpose for which it was prepared was to support the market value of ASPI’s shares (sold by Farragut) to serve as an input for the determination of income tax, as well as supporting documentation before an eventual SUNAT audit. Under that premise, the transfer value, the economic adjustments of the transaction, and the elements used to support said value could have a direct impact on the determination of the tax liability of our client Farragut, which is why its reinforced confidentiality treatment is legally reasonable.

It is not our Firm’s responsibility to attribute to the Report a treatment, scope, or purpose different or additional to that declared by the client at the time of contracting the services, nor to alter the confidentiality and secrecy precautions that we deemed reasonable to adopt, due to circumstances external to our engagement. The foregoing does not exclude that, in accordance with securities market regulations or the criteria adopted by the SMV in the exercise of its competencies, the Report may or must be subject to subsequent disclosure by the issuer or other obligated parties, considering that it could be linked to a transaction in which PwC did not participate nor was a party.

Our Firm recognizes the purposes of transparency, investor protection, proper price formation, and information sufficiency that inspire securities market regulation, as well as the supervisory and oversight powers of the SMV. Therefore, the reference made by PwC to tax secrecy must be understood as a reasonable and good-faith professional caution, adopted in view of the declared tax purpose and the duty of confidentiality assumed by our Firm, in accordance with a reasonable interpretation of the scope of the constitutional guarantees recognized in favor of our clients.

Along these lines, said reference should not be understood as a statement intended to exclude, limit, or hinder the powers of the SMV, much less as an excuse or unjustified argument to fail to comply with a mandate of the authority or the application of the law.

Based on the foregoing, PwC preserves the original scope of the Report, its professional limitations, and the confidentiality and secrecy precautions we deemed reasonable to adopt, in accordance with the purposes for which we were contracted. At the same time, we recognize that it is the responsibility of the obligated parties to make any decision regarding the disclosure of information to third parties or to the market in general, in the exercise of their rights and in compliance with the law or requirements of competent authorities, to which we raise no objection.

We formulate this communication in the spirit of institutional cooperation, good faith, and transparency, and with the purpose of avoiding any equivocal interpretation regarding our position.

With no further matters to discuss, we remain sincerely yours.

Sincerely,

Nicolas Oberrath

Partner

A-6-3

Annex 7

Doc uaign Envo1op0 ID. ED8C 5d4 D - 65B2 - 41 24 - BAEE - 6846BE C 61858 Valorización de Inversiones ASPI S.A. Farragut Holdings, Inc marzo 2026 Strictly private and confidential

A-7-1

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

1 Resumen ejecutivo
2 Análisis del sector
3 Análisis de la Compañía
4 Valorización
Anexos

Contenido

Doc u aign Envo1op0 ID. ED8C 5d4 D - 65B2 - 41 24 - BAEE - 0846 BEC61858 Contenido Str*ctly private and confidential PwC Valorización de Inversiones AGPI El.A i Resumen ejecutivo 2 Análisis del sector 3 Análisis de la Compañía 4 V.ulorización Anexos mavo2026 2

A-7-2

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Señor Fredy Chalco
Lima, Perú

27 de marzo de 2026

De nuestra consideración,

Este informe (en adelante, el "Informe") ha sido preparado por PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (en adelante, "PwC"), única y exclusivamente para Farragut Holdings, Inc (en adelante, "Farragut" o el "Cliente").

De acuerdo con sus instrucciones definidas en nuestra carta de contratación de fecha 04 de marzo de 2026, le hacemos entrega de nuestro Informe con nuestro análisis de la asesoría en la valorización de Inversiones ASPI S.A. (en adelante, "Inversiones ASPI", o "ASPI" o la "Compañía").

Nuestros principales hallazgos y conclusiones se presentan en el Informe, el cual está sujeto a los supuestos y limitaciones descritos en los Anexos. Nuestro trabajo se basó principalmente en proyecciones proporcionadas por la Compañía, así como en información pública del Cliente y del mercado considerada relevante para el análisis. Dichas proyecciones responden a estimaciones de hechos futuros y, por tanto, están sujetas a incertidumbre; en ese sentido, no emitimos opinión respecto de la factibilidad de los supuestos utilizados ni de la ocurrencia efectiva de los eventos proyectados. Asimismo, asumimos que la información proporcionada fue debidamente validada por la Compañía, siendo de su responsabilidad establecer y mantener procedimientos adecuados de control interno.

Los datos macroeconómicos y de industria incluidos en este Informe se obtuvieron de fuentes consideradas confiables, y no hemos realizado ningún procedimiento de corroboración para fundamentar dichos datos.

PwC no tiene responsabilidad u obligación de actualizar este Informe de valoración o la estimación de valor aquí contenida para cualquier información que llegue a nuestro conocimiento después de la fecha del informe.

Los procedimientos llevados a cabo no constituyen un examen realizado de acuerdo con normas de auditoría generalmente aceptadas, ni podrán ser entendidos como tales. Por lo tanto, no emitiremos una opinión, certificación o cualquier otra forma de aseveración con respecto a nuestros servicios o la información proporcionada por la Compañía.

Por último, deseamos agradecerles la oportunidad que nos brindaron de asistirlos profesionalmente en este proyecto.

Sin otro particular, los saludamos atentamente.

Signed by:
Nicolas Oberrath
BACD9F98A853475...

Nicolas Oberrath

Socio

PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada
Av. Santo Toribio 143, Piso 8,
San Isidro,
Lima, Perú
T: +51 919-292-001

DoCusîgn Envelope ID. ED8G5d4D - 65B2 - 4124 - BAEE - 60d6BEC6185ł Señor Frady Chalco Lima, Perñ 07 de marzo de zoz6 De nuestra ‹xinsideración, Este informe (en atlelønte, el "lnforme") ha sido preparado por PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (en adelante, "PwC"), única y exclusivøinente para Farragut Holdings, Inc (en adelante, “Farrngut” o el " Clients"). De acuerdo con sus instrucciones definidas en nuestra carta de contratación de fecha o 4 de marzo dc zoz 6 ,le hacemos entrega de nuestro Informe con nuestro análisis de la nsesoría en la vnJorización de Inversiones ASPI SP . (en adelante, "Inversiones ASPI", o "ASPI" o la "Compańía") . Nuestros princípales hallazgos y conclusiones se presentan en ct Informa, el cual estã sujeto a los supuestos y lîmitaciones descritos en los Aoexos. Nuestro trabajo se basó principalmente en proyecciones proporcionadas por la Cornpañîa, asi coino en información públicø del Cliente y del mercado considerada relevante para el análisis. Dichas proyectiones responden a estimaciones de hechos futures y, pot tanto, están sujetas a incertidumbre; en ese sentido, no emitinios opinión respecto de la factibilidRd de los supuestos utilizados ni de la eciirrencia efectiva de los eventos proyectados. Asimismo, asumimos que la inforaiación proporcionada fue öeb i damentevalidada por la Compańía, siendo de su respunsabilidad establecer y mantener procedirnientos adecu £ldos de control intemo. Los dates macroeconómicos y de induøtria inrluídos en este Informe se obtuvieron de fuentes consideradas confiobles, y no hemos reali*ado ninbún procedimiento de corroboración para fundamental dichos datos. PwC no tiene responsabilidad u obligación de actuaÎizar este łnfomie de valoración o la estimación de valor aquí contenida para cualquier información que llegue n iiuestro conocimíento después de la fecha del informe. Los prncedimientos llevados a cabo no constituyen un examen realizado de acuerd o non normas de auditoría generalmente aœptadas, ni podran ser entendidos como tales. Por lo tanto, no cmitiremos una opinión, œrtificación o cualquier otrø forma de aseveracîón con respecto a nuestros servicios o la información prnporcionada por la Compañia. PricewaterhniiscCoopcrø Sociedad Civil de Reøponeabilidad Av. Santo Tnribio ią3, Piso 8, San Isidro, Lima, Perú T: +5! 9! g - 2Q2 - 001 PwC Vaerizasión de lnvacøiones ADPI G.A. Por últimn, deseamos agradecerles la opnrtunidad que nos brindaron de asistirlos profesionalmente en este p ş Sin otro particular,los saludamos atentamente. Nicolas Oberrath Solo

A-7-3

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Glosario (1/2)

Término	Definición
Acciones comunes	Valores mobiliarios que representan una participación patrimonial en una sociedad y confieren a su titular derechos económicos y políticos, incluyendo derecho a voto y participación en la gestión de la sociedad emisora.
Acciones de inversión	Valores mobiliarios que otorgan a su titular derechos patrimoniales, pero no derechos políticos, al no conferir voto ni participación en la gestión de la sociedad emisora.
Autoconstrucción	La autoconstrucción es el proceso de edificación de viviendas realizado directamente por sus propios usuarios, ya sea de forma individual, familiar o colectiva.
CAGR	Tasa de crecimiento anual compuesto
Capitalización bursátil (CB)	Valor de mercado del patrimonio calculado como precio por acción por número de acciones
Club Deal	Financiamiento sindicado otorgado por un grupo de entidades financieras
Covenants	Cláusulas contractuales en acuerdos de financiación (préstamos, bonos) que obligan al prestatario (empresa) a cumplir ciertos compromisos financieros o de comportamiento.
***Enterprise Value* (EV)**	Valor de una empresa atribuible a todos los proveedores de capital, determinado como el valor del negocio operativo antes de considerar su estructura de financiamiento.
Equity Research	Recomendaciones de analistas usadas como referencia de valoración.
DINO	Referencia a DINO S.R.L., empresa vinculada, dedicada a la red de distribución y base de proyección de demanda.
FCD	Flujo de caja descontado
***Trailling* Comparables**	Múltiplos de empresas comparables calculados con base en información financiera histórica de los últimos doce meses.
***Forward* Comparables**	Múltiplos de empresas comparables calculados con base en información financiera proyectada de los próximos doce meses.
IGV	Impuesto General a las Ventas

Doc usign Ene lopo ID. ED8CM< D - 6 fi B2 - 4 124 - BAEE - R906BEC6165l2 Glosario (1/2) Acciones comunes Acciones de inversión GAGR Capitalización bursátil (CB) C/t/ó Dean Equity Research DINO FCD Trailllng Comparables Forward Comparables lGV SlnC[Iy p fivate ancl pfidential PwC Valor izaciün do Invo‹siorics ASPI S.A Valores mobiliarios que representan una participación patrimonial en una sociedad y confie r en a su limitar derechos económicos y políticos. incluyenclo derecho a voto y participación en la gestión de la sociedad emisora. Valores mobiliarios que otorgan a su titular derechos patrimoniales, pero no derechas políticos, al no conferir voto ni participación en ta gestión de la sociedad emisDra. La autoconstrucción es el proceso de edificación de viviendas realizadD directamente por sus propios usuarios, ya sea de forma individual, familiar o colectiva. Tasa de crecimiento anual cornpues \ o Valor de mercad o del patrimonio calculado› Como pfecio por acciÓn por número de acciones Financiamiento sindicado otorgado por un g rupo de entidades financieras Claus llas con tr actuales en acuerdos de financiación ( préstamos, bDPlOS) que obligan at prestatario (empresa ) a c umplir ciertos compromisos financieros o de compDrtamiento. Valor de unz empresa alribuibfe a íodos los prDveedores de capital, determinado como el valor del negocio operativo antes de considerar su eslructura de financiamienlo. Recomendaciones de analista s usadas como referencia de valoración. Referencia z DiNO S.R. L., empresa vinculado, dedicada a la red de distribución y base de proyección de demanda. Flujo de caja descontado IVlúltiplos de empfesas comparables calculados con base en información financiera histórica de los últimos doce meses. MÚlti|DlDs de empresas CDfTlparables calculados con base en informacion financiera proyectada de los próximos doce meses. Impuesto General a las Ventas ma rzo 2026

A-7-4

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Glosario (2/2)

Término	Definición
LIR	Ley de Impuesto a la Renta
Prima de control	Ajuste aplicado para reflejar los derechos asociados al control societario.
S.A.	Sociedad Anónima
S.A.A.	Sociedad Anónima Abierta
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria
SPA	*Share Purchase Agreement* (en español, "contrato de compraventa de acciones")
VANA	Valor de activo neto ajustado
WACC	Costo promedio ponderado de capital utilizado como tasa de descuento en la valorización

Doc u tign Ene lopa ID. ED8CMN D - 6 fi B2 - 41 24 - BAEE - R906BEC6165a Glosario (2/2) LIR Prima de control S.A. S.A.A. SUNAT SPA VANA WACC SlnC[Iy pfivate ancl pfidential PwC Valor izaciün do Invo‹sioncs ASPI S.A D : i i r \ i : i r.› r Ley de Impuesto a la Renta Ajus \ e aplicado para reflejar los derechos asociados al con Irak societario. Sociedad Anónima Sociedad A0DD›m0 Abierta Superintendencia Nacional de Aduana s y de Administración TftbUiaria Share Purchase Agreement (en español. “con mato de compraventa de acciones”) Valor de activo neto ajustado Gosto promedio ponderarlo de capital ulilizado como tasa de descuento en la valorización ma rzo 2026 5

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

1

Resumen ejecutivo

Dowsign ?  ʮʷʱʩʮʩʭ ID “ . EMERALD - 5552412 ¢BAEE£QIGEECE 1359 Resumen ejecutivo mama 2025 G Sh'icﬂf private and wnﬂdﬂntlat Fwﬂ Vainrizaciﬁﬂ dB Emacs - hm .  ” ʥʫʴʥ SA.

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DoCusign Envelope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 60d6BEC618í•9 Nuestro enfoque y procedimientos (1/2) Contexto y alcance de nuestros servicios Inversiones ASPI S.A. es una sociedad domiciliada en Períi, matriz de Cementos Pacasmayo 5ZW. (en adelante, "CPSAA" o “Cementos Pacasmayo"), en la que mantiene una participación de s .oil de las acciones comunes. El presente informe tiene por objeto determinar el valor patrimonial de la Compañía al 3• de diciembre de ao 2 p para sustentar el valor de mercado' de la Compañía con fines tributarios ante una eventual fiscalización de la Superintendencia Nacional dR Aduanas y de Administración Tributaria ("SUNAT ’ ). En este contexto, con fecha i6 de diciembre de 2oz$, los accionistas mayoritarios de la Compartía y HoJcim Ltd.(en adelante, "Holcim") suscríbieron un contrato de compraventa de acciones ("SPA ), sujeto ái cumplimiento de determinadas condiciones precedentes, para la venta dei 9 9 - 99* de las acciones de la Compañía, en los témiinos y condiciones establecidos en dicho contrato. Dicho ello, de forma indRpendiente del domicilio del vendedor, el estándar a sustentar es el de valor de mercado, y el informe se construye con metodologías de mercado acordes - Flujo de caja desoontado (en adelante, “FCD") y Valor de los Activos Netos Ajustados (en adelante, "VANA") - y respaldos observables. En ese sentido, la valorización considera las siguientes premisas: • Se rRaliza bajo el estándar de valor de mercado. • Se refiere a una participación controlarte en las acciones comunes de la Compañía. • No incorpora sinergias especificas de un adquirente particular. • No incorpora beneficios exclusivos no disponibles para otros participantes de mercado. Esta valorización se refiere específicamente a una participación controlante en las acciones comunes de la Compañía e indirectamente en CPSAA, entendida como aquella que otorga al adquirente la capacidad de dirigir las políticas financieras y operativas fiRievantes del negocio, ya sea de manera individual o conjunta, conforme a prícticas de mercado. Dado que ASPI no desarrolla operaciones propias y su principal activo está constituido por su participación en CPSAA, la valorización de la Compañía se ha efectuado utilizando el método del VANA, el cuái resulta apropiado para sociedades holding cuya capacidad de generación de valor deriva fundamentalmente de sus inversiones subyacentes. Bajo esta metodología, se ha realizado lo siguiente. El valor patrimonial contnble de ASPI ha sido ajustado para reflejar el valor de mercado de su inversión en CPSAA, en sustitución de su valor en libros. El valor de dicha participación en CPSAA se ha estimado utáizando el método de FCD como metodología principal, mientras que la cotización bursátil, los múltiplos de mercado y los reportes de research se emplean como referencias complementarias para contrastar la razonabilidad del valor estimado. En el caso de cotizaci6n bursátil, el precio de mercado puede no reflejar adecuadamente el valor de un paquete de control y puede verse in£uido por eventos corporativos y por las expectativas asociadas a la transacción de venta directa de las acciones de Inversiones ASPI. ' Phrit cf 0 i;t ‹ s dcl Sesenta informe, cl v 81 or ‹ Ic mtrca ‹ l ‹› so en lfenúc çx › ITr: › ti pwci ‹› que raron 0 blt'menlc hahrfa sido nr ‹ »rdaJn, ‹ \ la fcch t de mTuriracJún, vntrc }xirt«s iYirlepcndlcnlw dchiüamcnle informadas, actuando de monem prudmte v sin coerción, en unn transacción realizado en condiciones de mercado comparables. S¢l 1 ctIy private end contdential PwC valorizasion de Inversiones A 2 PI G.A.

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DoCusign Envelope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 6B46BEC618í•9 Nuestro enfoque y procedimientos (z/2) Base de información y procedimientos fealizados • Este Informc se basa en la información pública observada y cierta información privada recibida hasta el 2 $ de marzo de zozt › , fecha en la que se completaron los análisis necesarios para el ejercicio de valorización . • Como parte de nuestro proceso de valorización, se analizó la información pública disponible, asi como ra información proporcionada por el Cliente . Además, se mantuvo coniunicnción con representantes del Cüente para la absolución de dudas o requerimientos adicionales con el fin de alcnnzar un nivel de información razonable para hacer nuestro análisis . • Finalmente, el Cliente revisó el borrador del informe y confirmó que a su mejor entender el presente informe no contiene ningún error u omisiones significativos, por lo que este refleja de forma razonable la información proporcionada a PwC . Estructura del reporte EL Informe comprende los siguientes elementos: • Resumen ejecutivo • Análisis del sector • Análisis de la Compañía • Valorización • Anexos Los anexos de este InfofilTlR contienen los cálculos de respaldo subyaoentes y detalle adicional de los supuestos utilizados. PwC Vaeñzasión de Inversiones A2PI G.A. Limitaciones Este Informe es de uso exclusivo del Cliente y solo podr5 ser utilizado para fines tributarios. Nuestro análisis se ha basado en: • La información proporcionada por el Cliente. • La información proporcionada por la Compañía. • La información públicn disponible sobre ambas. • La presunción de veracidad de la información proporcionada. No hemos llevado a cabo auditorías ni verificaciones independientes de dicha información y, en consecuencia, no expresamos opinión alguna respecto de su exactitud, suficiencia o integridad. Asimismo, todo ejercicio de valorización conlleva, por su propia naturaleza, limitaciones inherentes para anticipar con certRZíila ocurrencia de eventos futuros que puedan afectar el desempeño dei negocio o las condiciones de mercado. En particular, cuando nuestro trabajo se sustenta en proyecciones de resultados futuros se debe considerar que (i) éstas se encuentran expuestas a incertidumbres económicas, operativas y de mercado; (ii) pueden verse afectadas por eventos futuros que no es posible prever con certeza a la fecha del Informe; y (iii) podrían dar lugar a resultados reales materialmente distintos de los estimados. No obstante, lo anterior, y de conformidad con los estándares dR valorización aplicables, las proyecciones consideradas en este InformR corresponden a aquellas que, a la fecha de valorización, reflejan razonablemente las expectativas que hnbría considerado un participante de mercado informado, actuando en condiciones normales y no forzadas.

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Resultados de valorización (1/2)

Resumen de nuestro análisis

Para este informe, se han llevado a cabo las valorizaciones para ASPI y CPSAA, las cuales se realizaron a través de la metodología de VANA y FCD, respectivamente:

- Inversiones ASPI S.A.: Para la valorización de ASPI, se ha utilizado el enfoque de VANA al ser una empresa holding con una participación del 50.01% de las acciones comunes de CPSAA. Cabe señalar que el único ajuste contable identificado corresponde a la inversión registrada en CPSAA; considerando la participación de 50.01% en las acciones comunes mantenida por ASPI, el valor ajustado de dicha inversión asciende a 1,352 millones de PEN. Luego, se incorpora los ajustes del precio de compra con lo cual se obtiene un valor final ajustado de 1,303 millones de PEN.

- Cementos Pacasmayo S.A.: EL FCD para CPSAA se construye bajo un enfoque *stand-alone*; es decir, no incorpora sinergias específicas de un adquirente particular o beneficios exclusivos no disponibles para otros participantes de mercado. De esta manera, el valor empresa de CPSAA fue determinado con base en las proyecciones ajustadas del Cliente, descontadas a una tasa WACC al 31 de diciembre de 2025, lo que resultó en un valor empresa de 4,422 millones de PEN. Posteriormente, dicho valor fue ajustado por los componentes de deuda, caja disponible y otras partidas relevantes, entre las que destacan las inversiones financieras, las provisiones por incentivos de largo plazo, las provisiones por cierre de cantera, las provisiones por contingencias legales y las contingencias legales no provisionadas. Como resultado de estos ajustes, se obtuvo un valor patrimonial de 3,031 millones de PEN.

Valor de patrimonio de Cementos Pacasmayo según FCD

Componentes	PEN M
(+) VP Flujos de caja proyectados	2,006
(+) VP Valor terminal	2,416
Valor de la empresa	**4,422**
(-) Deuda	(1,412)
(+) Caja disponible	54
(+) Inversiones financieras al valor razonable	0.2
(-) Provisiones para incentivos de largo plazo	(13)
(-) Provisiones para cierre de cantera	(19)
(-) Contingencias legales no provisionadas	(2)
Valor del accionista	**3,031**

	Valor de las acciones ajustados por prima de control de 23.1%	Precio de la acción
Acciones comunes	3,006	7.09
Acciones de inversión	24	5.76
	3,031	

DoCu 6 ign Env 0 lope ID: ED 8 G 5 d 4 D - 65 B 2 - 41 24 - BAEE - 6046 BEC 61859 Resultados de valorización (i/2) Resumen de n uestro análisis Para este informe, sR han llRVado a cabo las valorizaciones para ASPI y CPSAA, las e . nales se realizaron a través de la metodología de VANA y FCD, YeS RCtivamente : • I ne c'i iinies . 5 Sl'l ü.. 1 : Para la valorización de ASPI, se ha utilizndo el enfoque de VANA al ser una empresa holding con una participación del s oi% de las acciones oomunes de CPSAA. Cabe señalar que cl único ajuste contable identificado corresponde a la inversión registrada en CPSAA; considerando la participación de $o.mí en las acciones comunes mantenida por ASPI, RI valor ajustado de dicha inversión asciende a i . 35 2 millones de PEN. Luego, se incorpora los ajustes del precio de 3 compra con lo cual se obtiene un valor final ajustado de i .s millones de PEN. ι ÚCt1it’l1l rt* Üil£“il*lIi‹l} (› .. \ . EL FCD para CPSAA se construye bajo un Rnfoque sfnnd - stone; es decir, no incorpora sinergias específicas de un adquirente particular o beneficios exclusivos no disponibles para otros participantes de mercado. DR RSt& manera, el valor empresa de CPSAA fue determinado con base en las proyecciones ajustadas del Cliente, descontados a una tasa WACC al 3› de diciembre de 2o *s. *• que rRsultó en un valor empresa de q .4 22 millones dR PEN. PosteriormentR, dicho valor fue ajustado por los componentes de deuda, caja disponible y otras partidas relevantes, entre las que destacan las inversiones financieros, las provisiones por incentivos de largo plazo, las provisiones por cierre de cantera, las provisiones por contingencias legales y las contingencias legales no provisinnadas. Como resultado de estos ajustes, se obtuvo un valor patrimonial de 3. ι 3i millones de PEN. PwC VaIorizasión de Inversiones AbPI G.A. Valor de patrimonio de Cementos Pacasmayo según FCD Componentes (*) VP Flujos da caja proyactadoe (+) VP Valor terminal Valor de la empresa ( - ) Deuda (*) Caja disponible (+) Inversiones financiadas al valor razonable ( - ) Provisionee para incentivoe de largo plezo ( - ) Provisiones para cierre de can \ era ( - ) Contingencias legales no provisionadas Valor del aocienista PEN M 2,006 2,418 4,422 (1,412) 0.2 (,») /ie› (2) Composición de prec. de la acci, común de CPSAA (en PEN) Para la asignación del valor patrimonial, se distrihuyó el valor aplicando una prima de control de z3.i ƒ ñ tinicamente a las acciones comunes, dado que estas otorgan derechos políticos y de control. Este ajuste se realiza para reconocer qtie las acciones relevantes en tenencia de ASPI son acciones comunes y el paquete transado otorgarla control al nuevo accionista De esta forma, se obtuvieron los siguientes resultados de valor por acción: AcClDhB8 comunes Acciones de inversi6n Valor de las acciones ajustados por prima de control de 23.1 ƒ / 3.006 24 Precio de 7.09 5.76

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Resultados de valorización (2/2)

Resultados de valorización de Inversiones ASPI S.A.

A nivel de VANA, el principal ajuste corresponde a la cuenta de inversiones, asociada a la participación del 50.01% en CPSAA, con lo que se obtiene un valor patrimonial de ASPI de 1,353 millones de PEN. Posteriormente, se incorporan los ajustes al precio de compra establecidos en el SPA correspondiente a la venta directa del 99.99% de las acciones de Inversiones ASPI, obteniéndose así un valor final ajustado de 1,303 millones de PEN. En consecuencia, el valor asignable a los accionistas de ASPI quedaría estructurado de la siguiente manera:

En millones de PEN	%	Distribución
Eduardo Hochschild	97.34%	1,268
Farragut Holdings Inc.	2.66%	35
Total		**1,303**

En millones de PEN	2025	Ajuste	2025 Ajus.
Activos			
Activos corrientes	**11**	**-**	**11**
Activos no corrientes	**623**	**882**	**1,505**
Total activos	**634**	**882**	**1,516**
Pasivos			
Cuentas por pagar comerciales y diversas	3	-	3
Obligaciones financieras	160	-	160
Total pasivos	**163**	**-**	**163**
Valor de activos netos	**471**	**882**	**1,353**
Deuda adicional BCP (SPA vs saldo contable)			(9)
Gastos de transacción (según SPA)			(74)
US$ 10 millones *Threshold* (según SPA)			35
Discovered Leakage (según SPA)			(1)
Valor post ajustes del prec. de compra			**1,303**
Precio de compra final (según SPA)[1]			**1,640**

Adicionalmente, se consideraron metodologías complementarias como Comparables, *Equity Research* y Capitalización Bursátil.

Precios de la acción común de CPSAA

En PEN	Precio de la acción común al 31/12/2025
FCD	**7.09**
Trailing Comparables	7.20
Forward Comparables	6.25
Equity Research – post anuncio	7.24
Equity Research – pre anuncio	4.87
Precio medio post anuncio	7.14
Precio medio pre anuncio	5.50

Valor de Inversiones ASPI S.A. según escenario

En millones de PEN	Valor al 100% de las acciones comunes de CPSAA	Valor implícito en Inversiones ASPI S.A. de CPSAA	Valor final de Inversiones ASPI al 100%
FCD	**3,007**	**1,504**	**1,303**
Trailing Comparables	3,036	1,518	1,317
Forward Comparables	2,648	1,324	1,123
Equity Research – post anuncio	3,067	1,534	1,333
Equity Research – pre anuncio	2,064	1,032	832
Precio medio post anuncio	3,027	1,514	1,313
Precio medio pre anuncio	1,884	942	742

[1] Adicionalmente, existe una cuenta *escrow* por 185 millones de PEN deducido de los pagos efectivos al momento del cierre de la transacción de venta directa del 99.99% de las acciones de Inversiones ASPI, cuyo saldo será liberado en fechas futuras según condiciones establecidas en el SPA. El importe del *escrow* forma parte del valor de la Compañía y entendemos estará sujeto al pago de los impuestos correspondientes una vez sea percibido por los vendedores. Los ajustes provenientes del SPA son ajustes al precio efectivamente acordadas entre partes independientes y tratándose sustancialmente de elementos de deuda, así como aquellos elementos que cualquier partícipe de mercado hubiese considerado para fines de la determinación de valor.

Strictly private and confidential
marzo 2026
PwC Valorización de Inversiones ASPI S.A.
10

Valor Fi nal de lnversiones ASPł ał 100% Valor implîcito en łnversiones ASPł S.A. de CPSAA Valor al 1O0 ƒ 7. de las acclones comunes do CPSU En millones de PEH Precio de la acciÓn común al 31/12/2025 En PEN 1,3o3 1,504 3,gß7 FCD 7.09 FCD 1,317 1,5t8 3,03g Trailing Comparables 7.20 Trailing Comparablae 1,123 1,324 2,648 FonvardComparables 6.25 6onyardComparables 1,333 1,534 s,0g7 Equity Research - post anuncio 7.24 Equily/?esearcfi - post anuncio 832 1,032 2,064 Eçui/y Research — pre anuncio 4.B7 Equìty Røseam/t - pre anuncio 1,313 1,514 3,027 Precio media postanuncio 7.14 Precio media postanuncio 742 942 1,BB4 Prøcio media pra anuncio 5.50 Prøcio media prs anuncio 35 USA 10 millones 7hreuńa/d (según SPA) OisíribuciÓn % En millones de PEN (1) Oiscovøred Løa/regø (aegún SPA) 1,2b8 97.34% Eduardo HoChschild 1,303 Valor post ajusłes doI prec. dø compra 35 2.68% Farragut Holdings Inc. 1,640 Precio de compra fina ! (»*BU< SPA) 1.303 Totàl DoCu6ign Env0lope ID: ED8G5d4D - 65B2 - 41 24 - BAEE - 60d6BEC61850 Resultados de valorización (2/z) Resultados de valorización de Inversiones ASP I S.A. A nivel de VANA, el principal ajuste corresponde a la cuenta de inversiones, asociada a la participaci6n del s• - = iß en CPSAA, con to que se obtiene un valor patrimonial de ASP I de i,¡j s3 •• illones de PEN. Posteriormente, se incorporan los ajastes al precio de compra establecidos en el SPA correspondiente a la venta directa de1pq.pq' de las aœiones de Inveisiones ASP I, obteniéndose así un valor final ajustado de 1, 3 0$ millones de PEN. Err consecuencia, el valor asignable a los accionistas de ASPI quedaría estructurado de la siguiente manera: 2025 Anus, A}uste 2025 En millones de PEN 11 - 11 Actlyoș corrlșntes 1,5B5 882 Activaa no corrłsntøs ,516 B2B Total actlvos 3 Cuentas par pagar comemiatas y divereas 160 160 O blig a ciones financieras 163 163 Total pasivoe 1,353 862 471 Valor de øctivos netos Oeuda adicional BCP (SPA vs saldo con \ ablø) Gastoe de lransaccón (eegún SPA) (9) (74) Adicionalmente, se consideraron metodologías complerrientarias como Comparables, Equity Research y Capitalización Bursátil. P FEłcios de la acción común de CPSAA Va lor de Inversiones ASPI S.A. según escenario ‘ Adiciunalmvn \ e, exislc un‹l cu«ntn es ww por t85 mlllUn‹.•s Je PFN óeJHcidu ‹iC Qtr» puguw ufccli ri< ill mumerilu del cicrrc' d¢ 1a tmna*oión Je x'enta dirtxlu dcl 9g - q99¢ dc law 6cciuna dc fnvv ìuHa AžiPJ, ct \ }c saldo serń tibcrado en fechar futums ægún œndicìoncs estahleciclns eo el sPA. LI imperte del r.screw fozma pzzte del valor de la •i• ñîa y cntendemas estozń .ujeto at pago óc loB lmpuestos eorrc6puJ›dicnles una I' z.sea pereibido pur los \ vi dc•dun . Lan ajustes pmvenicnf«s d*l GPAæn ajusleH al çłzceîu efwtîv•uinci›t* acuzdzJæ cnLre patter independienl+‹ y Lratźndceic x sßnci«linente d* ummeri tub dc Jul›Jo, em cwm« aqui?[lris cłym cmlu ‹y u ‹•tiol‹t ti¢v pertvițw ‹Ic m‹'rcud‹› h uhi z»e ¢wnslJcrodu yuro fi r›e* ‹lu GB cle ț¢rm iru ción ćlc xo]c›r. S¢l1ctIy private end œnfidantial PwC valorizasión de lnveraiones AbPl G.A. marzo 2028 q Q

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2

Análisis del sector

Dowsign ?  ʮʷʱʩʮʩʭ ID “ . EMERALD - 5552412 ¢BAEE£QIGEECE 1359 Anélisis del sector mama 2026 11 Shictlf private and wnﬂdﬂntiat Fm: Vainrizaciﬁn dB !  ʹʤʮʹʴʧʤ AEPI SA.

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Situación y perspectivas macroeconómicas - Global

Análisis del contexto macroeconómico global

En 2025, la economía mundial crecería 3.2%, en un contexto aún marcado por condiciones financieras restrictivas y tensiones comerciales que afectan las cadenas globales de valor. Aunque la inflación global continúa moderándose, el FMI advierte riesgos a la baja por el avance del proteccionismo y la debilidad del comercio internacional.

En Estados Unidos, la Reserva Federal redujo su tasa de referencia hasta 3.7% en 2025. Según el FMI, la economía crecería 2.1% y la inflación PCE se ubicaría alrededor de 2.6%, reflejando una desinflación gradual y una postura monetaria aún cautelosa.

Variación del PBI real por país (en porcentajes)

% PBI real 2025 estimado
• Global: 3.2%
• Perú: 2.9%
-0.4%
3.3%
2.9%
2.8%
2.0%
2.1%
4.8%
4.2%
4.2%
0.9%
1.5%
1.2%
2.2%
2.3%
2.4%
2023
2024
2025E

Fuente: Fondo Monetario Internacional. Elaboración: PwC.

Evolución de la tasa de política de USA (en porcentajes)

6%
4%
2%
0%
-2%
T1-23
T3-23
T1-24
T3-24
T1-25
T3-25
% PBI real
% Tasa de la Fed
% Inflación

Fuente: Reserva Federal de Estados Unidos. Elaboración: PwC.

Inflación por país (en porcentajes)

% Inflación 2025 estimado
• Global: 4.0%
• Perú: 2.0%
3.2%
2.0%
2.0%
3.2%
2.7%
2.6%
-0.2%
0.0%
0.5%
3.0%
2.5%
1.7%
4.6%
4.8%
4.9%
2023
2024
2025E

Fuente: Fondo Monetario Internacional. Elaboración: PwC.

DoCu6ign Envelope ID - ED8G5d4Cr - 65B2 - 4124 - BAEE - 8łd6BEC618!Ș9 Situación y perspectivas macroeeonómieas Global Análisis del contexto macroeconómico głobai Variación del PBI real por pais (en porcentajes) En 2oz3, la economía mundial creœría 3.* ß, en un contexto aún marcado por condiciones financieras restrictivas y tRnsiones comerciales que afectan las cadenas globales de valor. Aunque la inflación global contínúa moderándose, el FMI advierte riesgos a la baja por el avance del proteccionismo y la debilidad del coinercio international. En Estados Unidos, la Reserva Federal redujo su tasa de referencia hasta 3.7* en oo2 5. 8æ ún el FMI, la economía crecería 2.th y la ínflación PCE se ubìcaría alredødor de z.69a, reflejando una desinflación gradual y una postura monetaria aún cautelosa. Evolución de la tasa de politica de USA (en porcentajes) T1 - 23 TT - 25 T 1 - 24 T 3 - 24 % Tasa de la Fed 9‹ PBI real Fuentr: fteserva Federal de fsfodns Uuid s. F.lahoraNõn: PwC. S¢l1ctIy private end œntdantiøl Pw'C valorízasion de lnveraiono8 AbPI G.A. 2.0% 2.1% 4.8 W % PBI raal 2025 estîmado ** ’ u 2023 202d 2625E 1 - 4eitie: l'oitdo Moneiario Internacional. I•’laboraciòit: PuiC. Inflaciôn por pais (en porcentajes) • Qlobal: 3 V • wo: uss ›.Ex 2 3 2.4 ι 4 % Inãacióri 2025 eatlmado • Globøl: 4.0% • Psró: UI ąs4 48'T'n pp 3 2% É 2 S a 2023 2024 2025E Fucntc. - Ł“oitdo Honeta rio Iiit er nacionał. Fla oraciön. - PwC. marzo 2028 12

A-7-12

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Situación y perspectivas macroeconómicas - Perú

Análisis del contexto macroeconómico peruano

El crecimiento económico del Perú, medido por la variación del PBI real, alcanzó 2.5% en 2024. Este desempeño estuvo impulsado principalmente por la reducción de la tasa de política monetaria del BCRP y por una mejora en el dinamismo de la economía mundial. Cabe señalar que, desde 2021, el BCRP incrementó su tasa de referencia en 500 puntos básicos, lo que contribuyó a una desaceleración de la actividad económica, aunque también permitió una moderación de la inflación. Asimismo, el menor crecimiento de la economía global afectó la demanda externa por productos peruanos. A nivel sectorial, los principales aportes al crecimiento del PBI real en 2024 provinieron de manufactura y otros servicios, ambos con una expansión de 3.8%.

-10.9%
13.4%
2.8%
-0.4%
3.3%
2.9%
2.7%
2.5%
487
552
567
565
584
601
617
632
2020
2021
2022
2023
2024
2025E
2026E
2027E

Fuente: Fondo Monetario Internacional. Elaboración: PwC.

EMBIG y rating soberano (en porcentajes)

11.00%
9.00%
7.00%
5.00%
3.00%
1.00%
-1.00%
Ene-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Ene-24
Mar-24
May-24
Jul-24
Sep-24
Nov-24
Ene-25
Mar-25
May-25
Jul-25
Sep-25
Nov-25
% Perú
% Chile
% Colombia
% Latinoamérica

País / Agencia			
Moody's	Baa1	A1	Baa2
S&P	BBB	A	BB+
Fitch	BBB	A	BB+

Fuente: BCRP. Elaboración: PwC.

Contribución a la producción nacional, 2024 (en porcentajes)

14%
12%
12%
11%
12%
33%
Otros servicios
Manufactura
Extracción de petróleo, gas, minerales y servicios conexos
Comercio, mantenimiento y reparación de vehículos automotores y motocicletas
Derechos de importación y otros impuestos
Construcción
Otras industrias

Fuente: INEI. Elaboración: PwC.

DoCu6ign Envelope ID. ED8G5d4Cr - 65B2 - 4124 - BAEE - 88d6BEC618!$9 Situación y perspectivas macroeconómicas Perú Análisis del contexto macroeconómico peruano El crecimiento económios del Períi, medido por la variación del PBI real, a 1 can < ^ - s* en 2 ooq. Este desempeño estuvo impulsado principalmente por la reducción de la tasa de política monetaria del BCRP y por una mejora en el dinamismo de la economía mundial. Cabe seíialar que, desde zo 2 i, el BCRP incrementó su tasa de referencia en Roo puntos básicos, lo que contribuyó a desaceleración de la actividad económica, aunque también pRrmitió una moderación de la inflación. Asimismo, el inRnor creciiflÍRnto de la economía global afectó la demanda externa por prodÍlctOS Rruanos. A nivel sectorial, los principales aportes al crccimiRnto del PBI real en 2 o 2 4 p › o vinieron de manufactura y otros servicios, ambos con una expansión de 3 .*** - EMBIG y rating soberano (en porcentajes) 9.00% 7.00% 3.0 O'lt 1.00% - 1.00 % Evolución dei PBI real peruano (en mil. de millones de soles) ι Z‹ Perü % Chile Fuente: BCRP. Cla donación. - PwC. h Cotombla PwC Vaeñzasión de Inversiones A2PI G.A. Baa 1 A l Batir! P« L elinosm 6 rica 202D 2021 2022 2023 2D24 2025E 202GE 2027E l - 4 e ute: k'oitdo iYfoneiario Internacional. Elaboración: PuiC. Contribución a la producción nacional, 2024 (en porCRf tajes) a Manufactura IPacü6ndepetnÓeo. Qes.minen0mtysenvibm • Gome•cio, manlenimen‹o y raparsción de vehículos automotores y motocicletas Dere&ios de importacón y otros impuesDs Construcción • Dtras industrias y 3

A-7-13

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis de la industria – Global

Análisis del mercado mundial de Cemento

El mercado mundial del cemento registró una contracción en 2023 y 2024, como parte de un proceso de ajuste tras el fuerte crecimiento de 20.3% en 2021, impulsado por la reactivación del sector construcción y la normalización de proyectos de obra que elevaron significativamente la demanda. Pese a esta corrección reciente, el mercado global del cemento acumuló un CAGR de 2.9% entre 2017 y 2024. En el caso de China, esta se mantiene como el principal mercado de cemento a nivel mundial, con un valor de USD 1,110 mil millones en 2024. Este liderazgo se explica por la fortaleza de su sector construcción, sustentada en proyectos de infraestructura de gran escala y una demanda interna aún relevante.

CAGR '17 - '24: 2.9%
0.5%
4.0%
5.0%
0.5%
20.3%
1.3%
-7.3%
-1.3%
2,002
2,082
2,186
2,197
2,643
2,678
2,482
2,451
2017
2018
2019
2020
2021
2022
2023
2024

Fuente: Euromonitor. Elaboración: PwC.

Tamaño de mercado cementero por país al 2024 (en miles de millones de USD)

Tamaño de mercado (USD)
Estados Unidos
299
Francia
42
Alemania
63
Brasil
35
India
125
China
1,110
Japón
54

Tamaño de mercado 2024:

Global:
2,451 mil millones de USD

Principales mercados:
1,728 mil millones de USD

Fuente: Euromonitor. Elaboración: PwC.

DoCustgn Env0lope ID - ED8G5d4D - 65B2 - 41 24 - BAEE - 6046BEC61859 Análisis de la industria — Global Análisis del mercado mundial de Cemento El mercado mundial del cemento registró una contracción en zo2 3 y aoz¢, como parte de un proceso de ajuste tras el fuerte crecimiRnto de zo.3B en 2021, impulsado por la reactivación del sector construcción y la nomialización de proyectos de obra que elevaron significativamente la demanda. Pese a esta corrección reciente, el mercado global del cemento acumuló un CAGR de z.Q& entre 2oly y zo2 4 En el caso de China, esta se mantiene corno el principái mercado de cemento a nivel mundial, con un valor de USD i,iio mii millones en 2o2q. Este liderazgo se explica por la fortaleza de su sector construcción, sustentada en proyectos de infraestructura de gran escala y una demanda interna aún relevante. Mercado mundial de Cemento (en miles de millones de USD) 201 7 2018 2019 2020 2 DE 2022 2023 202d Puente. - P. iirorn‹»iitor. N.fnbornción: i'wC. Tamaño de mercado cementero por pais al 2024 (en miles de millones de USD) @BtBdOB Unldoe 299 Fuente: F.uramniiilor. C.laboración: PwC. S¢l1ctIy private end contdential PwC valorízasion de lnveraiono8 AbPI G.A. 125 hf 1,1 \ 0 Japón TamaRo de memado 2,451 mil millones de USD PrtnGtpdiOS Marcados: 1,72B mil mllbnos de USD qd

A-7-14

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis de la industria – Latinoamérica

Análisis del mercado latinoamericano de Cemento

El mercado latinoamericano de cemento está estrechamente vinculado al desempeño del sector construcción. En este contexto, el mercado de cemento en Latinoamérica mostró un crecimiento moderado en 2024 y registró un CAGR de 4.0% entre 2017 y 2024. Asimismo, se proyecta que la producción de cemento mantenga una trayectoria similar, con un CAGR de 4.0% para el periodo 2025-2030.
Por su parte, Brasil se posiciona como el principal mercado de construcción de la región y, en consecuencia, como el mayor consumidor de cemento, seguido por Argentina y Colombia.

CAGR '17 - '24: 4.0%
8.6%
-1.8%
-3.4%
-15.3%
26.7%
17.6%
8.5%
1.4%
89
87
85
72
91
107
116
117
2017
2018
2019
2020
2021
2022
2023
2024

Fuente: Euromonitor. Elaboración: PwC.

Producción de cemento (en miles de millones de USD)

CAGR '17 - '24: 4.4%
CAGR '25 - '30: 4.0%
4.7%
-1.2%
-3.2%
-13.5%
26.3%
17.3%
8.2%
1.8%
4.0%
4.8%
2.5%
4.0%
4.4%
4.3%
67
66
64
55
70
82
89
90
94
99
101
105
110
115
'17
'18
'19
'20
'21
'22
'23
'24
'25P
'26P
'27P
'28P
'29P
'30P

Fuente: Euromonitor. Elaboración: PwC.

Mercado de construcción de Latinoamérica por país

38.53%
13.01%
9.37%
9.15%
6.73%
23.21%
Brasil
Colombia
Peru
Chile
Argentina
Otros

Fuente: The Business Research Company. Elaboración: PwC.

DoCustgn Envelope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 6B46BEC61859 Análisis de la industria — Latinoamérica Análisis del mercado latinoamericano de Cemento EL mercado latinoamericano de cemento está estrechamente vinculado al desempeño del sector construcción. En este contexto, el mercado de cemento en Latinoamérica mostró un crecimiento moderado en 2o2d y registró un CAGR de 4 - & entre 2017 y ^ =s - Asimismo, se proyecta quR la producción de cemento mantenga una trayectoria similar, con un CAGR de d.o% para el periodo ><>5 - > 3 Por su parte, Brasil se posiciona como el principái mercado de construcción de la región y, en consecuencia, como el mayor consumidor de cRmento, seguido por Argentina y Colombia. Producción de cemento (en miles de millones de USD) - > - 17 ”18 ” 19 - 20 '2 J ”22 - 23 "24 ”25P ”26P Fuentr: F.uramoMIor. F.lahoraciíin: PwC. ” 27 P " 28 P ” 29 P ” 30 P S¢l1ctIy private end contdantial Pw'C Vaeñzasión de inversiones A2PI G.A. Mercado de Cemento en Latam (en miles de millones de USD) 04 Gn 17 • Ç 4 ” 4 . 0 ” 8.6& - ‹5.3% 26.7% 17.6 ι A 2017 2018 2019 2020 2 D 21 2022 2023 I • hmie: f'.'i ‹ romonitor. F.Iat › oración. /*i C. Mercado de construcción de Latinoamérica por país 2024 9.159L 9.37% 13.01% 3853% • Brasil • Colombia Peru • Chile Argentina Olros y 5

A-7-15

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis de la industria – Perú

Análisis del mercado peruano de Cemento

La industria del cemento en el Perú muestra un desempeño estable. En 2024, la producción alcanzó 11.1 millones de toneladas, con un valor de 14.1 millones de PEN. Asimismo, los precios al consumidor se han estabilizado en torno a 30.49 PEN por bolsa de 42.5 kg, presentación de referencia en el mercado peruano, registrando un CAGR de 4.2% entre 2018 y 2025.

De igual manera, se proyecta que la producción de cemento en el país continúe creciendo de forma gradual hacia 2030, con un CAGR de 3.8% en el periodo 2025-2030. Este crecimiento estaría respaldado por mayores inversiones en infraestructura de transporte (22 mil millones de PEN), el desarrollo de proyectos mineros y el impulso de programas de vivienda, como "Techo Propio".

Producción de cemento (en miles de millones de PEN)

CAGR '17 - '24: 0.7%
CAGR '25 - '30: 3.8%
-1.1% 3.2% 4.7% -25.1% 12.1% 7.3% 1.8% 6.0% 4.3% 1.4% 4.6% 4.4% 4.4% 4.4%
13.4 13.8 14.5 10.9 12.2 13.1 13.3 14.1 14.7 14.9 15.6 16.3 17.0 17.7
'17 '18 '19 '20 '21 '22 '23 '24 '25P '26P '27P '28P '29P '30P

Fuente: Euromonitor. Elaboración: PwC.

Producción histórica de cemento (en millones de toneladas)

-3.0% -1.1% 0.7% 5.2% -13.6% 40.6% 2.7% -13.6% -3.1% 4.4%
10.1 10.0 10.0 10.6 9.1 12.9 13.2 11.4 11.1 11.6
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Fuente: Asociación de Productores de Cemento (ASOCEM). Elaboración: PwC.

Precio promedio de la bolsa de cemento de 42.5 kg (en PEN)

CAGR '18 - '25: 4.2%
3.4% 0.5% 0.0% 3.1% 12.3% 10.5% 4.0% -0.1%
22.83 22.94 22.94 23.65 26.56 29.35 30.52 30.49
2018 2019 2020 2021 2022 2023 2024 2025

Fuente: INEI. Elaboración: PwC.

DoCustgn Envølope ID - ED 8 G 5 d 4 Cr - 65 B 2 - 4124 - BAEE - 6046 BEC 61859 Análisis de la industria — Perú Producciòn histórica de cemento [en millones de toneładas} - › o% 0.7 ι A 5.2 ι 4 Análisis del mercado peruano de Cemento La industria del cemento en el Perù muestra un desempeño estabJe. En zoo, la produccíón alcanzó it.i millones de toneladas, con un valor dR 1 4 .1 millones de PEN. Asimismo, los precios al consumidor se has estabílizado en tornO a 3o.s ę PEN por bolsa de Ąfl.$ kg, presentarión de referencia en el mercado peruano, registrando un CAGR de 4 * 9ó entre 2018 y 2o zs - De igual manera, se proyecta que la producción de cemento en país oontinúe creciendo de forma gradual hacia 20 3 . con un CAGR dR 3. 8ß en el periodo oo2 5 - - 2 >3 Este crecimiRnto estaría respaldado por mayores inversiones en ínfraestructura de transporte (2z mil millones de PEN), el desarrollo de proyectos mineros y el impulso de programas de vivienda, como “Techo Propio". Producción de cemento (en miles de millones de PEN) 2% 4.7% •25 13.8 17 0 17 7 - 17 ” Jg ” 1g ”20 ”21 ”22 ”23 Fuente: F.uramniiilor. Is“lahoraciön. - PwC. - 24 ” 25 P - 26 P ” 27 P ” Z 8 P - 29 P ”30P PwC Vaeńzasión de lnveraiones ADPI G.A. 22 2016 2017 2018 2019 2020 2ß21 2022 2023 2024 2025 l•te›tie: dsociociõn de Pnodnctones de Cen e/rro (AfiOCflM). /'/oùororidn: PtuC. Precio promedio de la bolsa de cemí2nto de 42.5 kg {en PEN) 123X 10 Ft rife: fiVfí. fif ‹ iòorociòn: PwC

A-7-16

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis competitivo de la industria cementera – Perú

Análisis competitivo del mercado peruano

El mercado peruano de cemento mantiene una estructura regional liderada por Pacasmayo en el norte, UNACEM en el centro y Yura en el sur, con participaciones menores de otros productores e importaciones, en un contexto de importantes barreras logísticas. En este marco, el norte del Perú, que concentra 32.9% de la población y 20.0% del PBI nacional, sustenta la escala operativa de Pacasmayo. La demanda proviene principalmente de la autoconstrucción, apoyada por un déficit habitacional de 1.7 millones de hogares, lo que aporta resiliencia al sector. Operativamente, Pacasmayo cuenta con una capacidad instalada de 4.5 millones de TM entre sus plantas de Pacasmayo y Piura; en 2025, la utilización alcanzó 62.9% y 55.4%, respectivamente, reflejando una mayor producción.

Matriz de posicionamiento competitivo

Burbuja = capacidad, Punteado = estimado
Margen EBITDA (%)
41%
34%
27%
20%
40%
50%
60%
70%
80%
Pacasmayo
4.5 MM TM -
37.1%
UNACEM
~6.5 MM TM
Estimado
Yura
~3.5 MM TM
Estimado
Caliza Inca
Utilización de cemento 2025 (%)

Fuente: Cliente. Elaboración: PwC.

Tamaño de mercado por región (en miles de TM)

Nov-25 LTM
3,015
6,819
2,819
774
2024
2,835
6,419
2,603
562
2023
2,951
6,347
2,646
423
2022
3,439
7,014
3,114
427
2021
3,666
7,021
3,054
877
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
Central (UNACEM)
Sur (Yura)
Otros

Fuente: Cliente. Elaboración: PwC.

Cobertura logística de Cementos Pacasmayo S.A.A.

Su infraestructura productiva y ubicación estratégica permiten a Cementos Pacasmayo S.A.A. abastecer de manera eficiente los principales mercados del norte del Perú.

Planta Piura
Capacidad de producción de cemento:
1.6 millones de Tn
Planta de Rioja
Capacidad de producción de cemento:
440 miles de Tn
Planta Pacasmayo
Capacidad de producción de cemento:
2.9 millones de Tn

Fuente: Cliente. Elaboración: PwC.

Do6ustgn Envelope ID. ED8G5d4Cr - 63B2 - 4124 - BAEE - 6846BEC61859 Análisis competiúvo de la industria cementera — Perú Análisis competitivo del mercado peruano El mercado peruano de cemento mantienR una estructura regional liderada por Pacasrriayo en el norte, UNACEM en el centro y Yura en el sur, con participaciones menores de otros productores e importaciones, en jin contexto de importantes barreras logísticas. En este marco, el norte del Perú, que concentra $ 2 .gB de la población y no.of del PBI nacional, sustenta la escala operativa de Pacasmayo. La demanda proviene principalmente de la autoconstrucción, apoyada por uti déficit habitacional de i.y millones de hogares, lo que aporta resiliencia al sector. Operativamente, Pacasmayo cuenta con una capacidad instalada dR 4 - s millones de TM entre sus plantas de Pacasmayo y Piura¡ en * *s. a utilización alcanzó tIo - 9 ’ *'y ss 4 *». ' espectivamente, reflejando una mayor producción. Tamaño de mercado por región (en miles de TM) Nov - 25 LTM 20 Z 4 2023 2022 202 1 T74 '127 1g 000 000 000 10.000 J2.000 14.000 Sur (Y ura) Olros 0 2.000 4.000 Ce n tral (U N ACEM I Fuente: Cliente. F.Iahonocífi › i. - XC. PwC valorízasi0n de inversiones A2PI G.A. Matriz de posicionamiento competitivo Ulilizacióu de cemento 2025 (%) I • te › tie: Climte. f'Iabonación: P tu C. Cobertura logistica de Cem B.ntOs Pacasmayo S.A.A. Su infraestructura productiva y ubicación estratégicn permiten a Cementos PacasmayD S.AL. abastecer de manera eficiente los principales Planta Piure Capacidad de producción de 1.6 millones de Tn Planta Pacasmayo Capacidad da producclón de cemento: mezcaüos üeT norte 2.9 millones de Tn del Perú. Planta de Rioja Capacidad da producción de cemento: 4xl0 miles de Tn

A-7-17

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

3

Análisis de la Compañía

Dowsign ?  ʮʷʱʩʮʩʭ ID “ . EMERALD - 5552412 ¢BAEE£QIGEECE 1359 Anélisis dela Compaﬁia mama 2023 1B Shictlf private and wnﬂdﬂntiat Pwﬂ Vainrizaciﬁn dB tnuﬂrsinms AEPI SA.

A-7-18

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Descripción de Inversiones ASPI S.A.

Inversiones ASPI S.A.
50.01%
Cemento Pacasmayo S.A.A.
99.99%
Salmueras Sudamericanas S.A.
99.99%
Cementos Selva S.A.C.
99.99%
DINO S.R.L.
99.99%
E.T Guadalupe S.A.C.
99.99%
Soluciones Takay S.A.C.
100.00%
150Krea Inc
99.69%
Dinoselva Iquitos S.A.C.
99.04%
AcuÍcola los Paiches S.A.C.
0.000009%
Soluciones Créalo 150 S.A.C.
99.99%
Corp. Materials Piura S.A.C.
99.90%
Vanguardia Constructora del Perú S.A.C.

Inversiones ASPI S.A. es una sociedad anónima peruana, constituida en 1949 y domiciliada en Lima, controlada por Eduardo Hochschild Beeck, quien posee el 97.3% de las acciones comunes. Su principal actividad es actuar como holding de Cementos Pacasmayo S.A.A., compañía en la que mantiene una participación de 50.01%. En 2025, ASPI ejecutó una escisión patrimonial el 31 de enero con el objetivo de concentrarse en dicha actividad, y posteriormente, el 16 de diciembre de 2025, sus accionistas mayoritarios suscribieron un SPA con Holcim Ltd., sujeto al cumplimiento de ciertas aprobaciones y sin que se hubiera perfeccionado la transferencia de propiedad al cierre del ejercicio. Dado que esta participación concentra prácticamente la totalidad de la creación de valor de ASPI, su análisis debe partir del desempeño financiero y operativo de Cementos Pacasmayo.

Fuente: Cliente. Elaboración: PwC.

DoCustgn Envelope ID: ED8G5d40' - 65B2 - 4124 - BAEE - 6046BEC61Bíí9 Descripción de Inversiones ASPI S.A. 1 t Salmiieras Cementos Selva SGC. OINO S.R.L. E.T Guadalupe SE.C. ' Solucionin Tnkfly Corp. Materi.als Pi Vanguard n Constructorn del Períi ‹ i Inversiones ASPI S . A . es una sociedad an 6 nima peruana, constituida en 1949 y domiciliada en Lima, controlada por Eduardo Hochschild Beeck, quien posee el s 7 . 3 * de las acciones comunes . Su principal actividad es actuar como holding de C ementos Pacasmayo S . AL . , compañía en la que mantiene una participación de lo . oi 9 ó . En zoz $ , ASPI ejecut 6 una escisi 6 ri patrimonial el 3 * de enero con el objetivo de concentrarse en dicha actividad, y posteriormente, el i 6 de diciembre de zoz 3 , sus accionistas mayoritarios suscribieron un SPA con Holcim Ltd . , sujeto al cumplimiento de ciertas aprobaciones y sin que se hubiera perfeccionado la transferencia de propiedad al cierre del ejercicio . Dado que esta pa rticipaci 6 n concentra prácticamente la totalidad de la creaci 6 n de valor de ASPI, su análisis debe partir del desempeño financiero y operativo de Cementos Pacasmayo . Puente : Cliente . l •. ’labor ri ctúii : PtrC . PwC vaeñzasion de Inversiones A 2 PI G.A.

A-7-19

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Descripción de Cementos Pacasmayo S.A.A.

Análisis de Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. fue constituida en el Perú en 1957. Sus acciones cotizan en las bolsas de valores de Lima y Nueva York. Asimismo, la compañía es subsidiaria de Inversiones ASPI S.A., que mantiene una participación de 50.01% en su capital social. La actividad principal de la Compañía y sus subsidiarias es la producción y comercialización de cemento, concreto, prefabricados y otros productos complementarios en el norte del Perú. Para ello, Cementos Pacasmayo cuenta con tres plantas de producción ubicadas en Pacasmayo, Rioja y Piura.

[redacted]

Principales cifras de Cementos Pacasmayo S.A.A.

Planta Piura
Capacidad de producción de cemento:
1.6 millones de Tn
Plantas de producción
No producen
Planta de Rioja
Capacidad de producción de cemento:
440 miles de Tn
Planta Pacasmayo
Capacidad de producción de cemento:
2.9 millones de Tn

Principales productos de Cementos Pacasmayo S.A.A.

Cementos
Soluciones embolsadas
Prefabricados ligeros
Pintura
Prefabricados pesados
Cal
Concreto premezclado
Pavimentos

Fuente: Cliente. Elaboración: PwC.

DoCu6ign Env0lope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 88d6BEC618!$9 Descripción de Cementos Pacasmayo S.A.A. Análisis de Cementos Pacasmayo S.A.A. Cementos Pacasmayo SAN. fue constituida en el Perú en i 9s7 - Sus acciones cotizan en las bolsas de valores de Lima y Nueva York. Asimismo, la compañía es subsidiaria de Inversiones ASPI S.K, que mantiene una participación de s 1& en su capital social. La actividad principal de la Compañia y sus subsidiarias es la producción y comercialización de cRmento, concreto, prefabrirados y otros productos complementarios en el norte del Períí. Para ello, Cementos Pacasmayo cuenta con tres plantas de producción ubicadas en Pacasinayo, Rioja y Piura. Bajo un enfoque oentrado en el cliente, Cementos Pacasmayo segmenta su atención en cuatro tipos de canales: Puente: Cliente. l•.’lahornciúii: XC. S¢ñctly private and contdontial PwC vaeñzasion de inversiones A2PI G.A. Principales cifras de Cementos Pacasmayo S.A.A. Plan \ a Piura Capacidad de producclón da cemento: 1.6 m ilTones de Tn prcduccfdn de ceznen¢o: 2.9 millones de Tn Plntitas de produufiún No producen Planta de Rioja CapecJdeü de produccon • üe cememo: 440 miles de Tn Cementos Pacasmayo S.A.A. cuenta con un portafolio diversificado orientado a la construcción, que incluye cementos, soluciones embolsadas, prefabricados, pintura, cal, concreto premezclado y pavimentos. Pl•i .,• premez cl ado em bol sadas pexaoos Prefa brlcad o - s II ge ros Cal marzo 2028

A-7-20

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Desempeño histórico de los últimos tres años – Inversiones ASPI S.A.

[redacted]

A-7-21

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis vertical y horizontal – Inversiones ASPI S.A. (1/5)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-22

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis vertical y horizontal – Inversiones ASPI S.A. (2/5)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-23

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis vertical y horizontal – Inversiones ASPI S.A. (3/5)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-24

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis vertical y horizontal – Inversiones ASPI S.A. (4/5)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-25

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis vertical y horizontal – Inversiones ASPI S.A. (5/5)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-26

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis del desempeño histórico

Entre 2023 y 2025, Pacasmayo incrementó sus ventas de 1,950 millones de PEN a 2,117 millones de PEN, impulsada por la recuperación de la autoconstrucción en el norte, mayores despachos de concreto y materiales de construcción, y una gestión comercial más disciplinada. En paralelo, mantuvo un margen EBITDA estable de 27.2% y elevó su margen bruto de 35.4% a 38.1%, reflejando menores costos unitarios y mejoras de eficiencia operativa. De esta manera, el margen EBIT subió a 20.0%, pero el margen neto a 7.3%, lo cual se debió a 78 millones de PEN en gastos extraordinarios vinculados a la adquisición de Holcim. Así, aunque la utilidad se vio afectada por un efecto no recurrente, el desempeño subyacente de 2025 confirma una evolución operativa sólida y consistente.

Ventas (en millones de soles) y Margen EBITDA

27.1%
27.7%
27.2%
1,950
1,978
2,117
2023
2024
2025
Ventas
Mg. EBITDA

Fuente: Cliente. Elaboración: PwC.

Márgenes (en porcentajes)

35.4%
36.8%
38.1%
19.9%
19.9%
20.0%
8.7%
10.1%
7.3%
2023
2024
2025
Mg Bruto
Mg EBIT
Mg Neto

Fuente: Cliente. Elaboración: PwC.

Rentabilidad (en porcentajes)

14.2%
16.4%
12.9%
5.2%
6.3%
5.0%
2023
2024
2025
ROA
ROE

Fuente: Cliente. Elaboración: PwC.

DoCu6ign Env0lope ID: ED8G5d4D - 65B2 - 41 24 - BAEE - 6046BEC61850 Desempeño histórico de los últimos tres años — Cementos Pacasmayo S.A.A. (1J 3) Análisis del desempeño histôrico Ventas (en millones de soles) y Margen EBITDA Entre 202 3 › oz 3 , Pacasmayo incrementó sus ventas de › . 95 • millones de PEN a 2,1 *7 1 Tlİ]lones de PEN, impulsada por la recuperación de la autoconstrucción en el norte, mayores despachos de concreto y materiales de construcci 6 n, y una gestión comercial inás disciplinada . En paralelo, mantuvo un margen EBITDA estable de 2 7 . >* ÿ Rlevó su øiargen bruto de s 5 4 a 38 . iß, reflejando menores costos unitarios y mejoras de eficiencia operativa . De esta manera, el margen EBIT subió a no . of, pero el margen neto a y . 396 , to cual se debió a 7 8 millones de PEN en gastOS RXtraordinarios vinculados a la adquisición de Holcím . Así, aunque la utilidad se vio afectada por un efecto no recurrente, el desempeño subyacente de 2 oo $ confirma una evolución operativa sólida y consistente . Mź rgenes (en porcentajes) 2023 368ᵉ 2024 8 1º 20 0 Mg Brulo Mg EBIT Mg Nelo Pw'C vaerizasión de lnversiones A2PI G.A. 2025 27.1% 27.7 ƒ 4 1 950 3 iJ 23 2OZ4 Vonlaş Mg EBITDA Rentabilidad (en porcentajes) 2023 2024 ROA ROE 3025 1 9 / 2025

A-7-27

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis del desempeño histórico

Entre 2023 y 2025, la compañía mantuvo una cobertura de intereses holgada – 3.73x, 3.93x y 4.54x, respectivamente - apoyada por (i) menor gasto financiero tras amortizaciones del *club deal* y una mayor proporción de deuda a tasa fija (bonos), y (ii) una base operativa resiliente. En paralelo, el apalancamiento continuó descendiendo por generación operativa y disciplina de capital: Deuda/EBITDA pasó de 2.97x a 2.45x y Deuda Neta/EBITDA de 2.80x a 2.36x, mientras que el perfil de balance se fortaleció (endeudamiento ~0.62x y Pasivo/Patrimonio de 1.71x a 1.60x). Aun con ~ 78 millones de PEN extraordinarios de gastos no recurrentes, la estructura financiera preserva coberturas altas y amplio margen frente a *covenants* (Deuda/EBITDA < 3.5x; cobertura del servicio de deuda > 2.5x).

Cobertura de intereses (millones de soles)

3.73x
3.93x
4.54x
388
104
394
100
423
93
2023
2024
2025
EBIT
Intereses
Cobertura de intereses

Fuente: Cliente. Elaboración: PwC.

Ratios de solvencia

2.97x
2.80x
2.73x
2.59x
2.45x
2.36x
2023
2024
2025
Deuda Financiera / EBITDA
Deuda Financiera Neta / EBITDA

Fuente: Cliente. Elaboración: PwC.

Ratios de solvencia

1.71x
1.61x
1.60x
0.63x
0.62x
0.62x
2023
2024
2025
Razón de endudamiento
Razón de deuda patrimonio

Fuente: Cliente. Elaboración: PwC.

DoCu 6 ign Env 0 lope ID: ED 8 G 5 d 4 Cr - 65 B 2 - 4124 - BAEE - 6046 BEC 618 í • 9 Desempeño histórico de los últimos tres años — Cementos Pacasmayo S.A.A. ( >J3) Análisis del desempeño histórico Entre zo «3 y zo2 5, la compañía mantuvo una cobertura de intereses holgada - 3.73=› 3 - 93• y 4 - s ox, respectivamente - apoyada por (i) menor gasto financiero tras amortizaciones del club deal y una mayor proporción de dRuda a tasa fija (bonos), y (ii) una base operativa resiliente. En paralelo, el apalancamiento continuó descendiendo por generación operativa y disciplina de capital: Deuda/EBITDA £tsÓ CR 2.Q a z.px y Deuda Neta/EBITDA de 2.8Ox a z.36x, mientras que el perfil de balance se fortaleció (endeudamiento - o.62x y Pasivo/Patrimonio de 1. 7 a i.sox). Aun con - 7 8 millones de PEN extraordinarios de gastos no recurrentes, la estructura financiRra preserva cObErtUras altas y amplio margen frente a corenants (Deuda/EBITDA • 3.si cobertura del servicio de deuda > * s x). Ratios de solvencia Z0Z3 Deuda Financiera / EBITDA 2024 2025 Deuda F inonCierc Noto / EBiTDA PwC Vaeñzasión de Inversiones A2PI G.A. Cobertura de intereses (millones de soles) 3.73x 2023 393x 2024 Intereses 4.54 x 20Z5 C abertura do intero3üs - EBIT Ratios de solvencia 1.71x 1.d1x 1.60x 2023 Razón da enJudamiento Fuente. - Cliente. F.lahorociñn. - PwC. 2024 2025 Razón de de - uda patrimonio 28

A-7-28

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Análisis del desempeño histórico

Entre 2023 y 2025, la liquidez se redujo: la razón corriente descendió de 1.44x a 1.09x y la prueba ácida se mantuvo en 0.28x, lo que indica un mayor uso del inventario para cubrir obligaciones de corto plazo. Por su parte, la rotación de activos totales aumentó de 0.60 a 0.68 y la rotación de activos fijos pasó de 0.95 a 1.05, lo que evidencia un mejor aprovechamiento de la capacidad instalada; Del mismo modo, respecto al capital de trabajo, los días de inventario disminuyeron de 229 a 197 y los días de proveedores se ampliaron de 20 a 28, mientras que los días de cobranza subieron de 67 a 79, de modo que el ciclo de conversión de efectivo se acortó de 276 a 248 días.

Ratios de liquidez

1.44x
1.30x
1.09x
0.29x
0.29x
0.28x
2023
2024
2025
Prueba ácida
Razón corriente

Fuente: Cliente. Elaboración: PwC.

Eficiencia en el uso de activos

0.60
0.95
0.62
0.96
0.68
1.05
2023
2024
2025
Rotación de activos totales
Rotación de activos fijos

Fuente: Cliente. Elaboración: PwC.

Ciclo de conversión de efectivo (en días)

229
226
197
67
71
79
20
25
28
2023
2024
2025
Días de rotación de inventarios
Días de CxP
Días de CxC

Fuente: Cliente. Elaboración: PwC.

DoCu 6 ign Envelope ID. ED 8 G 5 d 4 Cr - 65 B 2 - 4124 - BAEE - 6046 BEC 618 č • ł Desempeño histórico de los últimos tres años — Cementos Pacasmayo S.A.A. (3Ï3) Análisis del desempeño histôrico Ratios de liquîdez Entre zoz3 y zo2 5, la liquidez se redujo: la razón corriente descendió de i.ąąx a i.oęx y la prueba ácida se mantuvo en o.z8x, lo que indica un mayor uso del inventario para cubrir obligaciones de corto plazo. Por su parte, la rotación de actìvos totales aumentó de o.to a o.68 y la rotación de activos fijos pasó dR O.gø a i.oø, to que evidencia un mejor aprovechamiento de la capacidad ínstalada; Del mísmo modo, respecto at capital de trabajo, los días de inventario dísminuyeron de log a i 97 y N os días de proveedores se ainpliaron de 2O a 28, mientras que los días dR COÕt’dflZã subieron de *7 a 79, de modo que el ciclo de conversión de efectivo se acortó de zy6 a 2 4 días. Eficiencia en el uso de activos ZOZJ 202 J a Rotaciôn de act › vos totaled Z025 • Roiaciö n de octivos I jris Pw'C vaerízasióri de lnversiono 8 A 2 PI G.A. 44x 0.26x 2023 Prueba ác›da Razôn corrien \ e Puente. - Cfiewle. I•’laboroN6n: PwC. Ciclo de conversión de efectivo (en días) 1.3 Ox 0.29x 2024 s 2 g 20 226 71 25 1 .O 9 x 0.28x 2025 197 79 28 2024 2023 Dias de rotación de invenlarios 2 O 25 Días de GxG Días rle CxP

A-7-29

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

				A.V.			A.H.	
En miles de PEN	2023	2024	2025	2023	2024	2025	2024	2025
Activo								
Efectivo y equivalente de efectivo	90,193	72,723	53,571	2.8%	2.3%	1.7%	-19.4%	-26.3%
Cuentas por cobrar comerciales y diversas, neto	99,688	131,168	146,674	3.1%	4.1%	4.7%	31.6%	11.8%
Pagos a cuenta del impuesto a la renta	4,485	7,736	24,857	0.1%	0.2%	0.8%	72.5%	221.3%
Inventarios, neto	791,074	773,997	707,143	24.6%	24.4%	22.8%	-2.2%	-8.6%
Gastos pagados por anticipado	6,809	6,872	17,503	0.2%	0.2%	0.6%	0.9%	154.7%
Total activo corriente	**992,249**	**992,496**	**949,748**	**30.8%**	**31.3%**	**30.6%**	**0.0%**	**-4.3%**
Cuentas por cobrar diversas, neto	43,397	43,224	28,450	1.3%	1.4%	0.9%	-0.4%	-34.2%
Inversiones financieras al valor razonable	249	239	163	0.0%	0.0%	0.0%	-4.0%	-31.8%
Propiedades, planta y equipos, neto	2,099,351	2,031,139	2,005,714	65.2%	64.2%	64.6%	-3.2%	-1.3%
Intangibles, neto	62,920	63,596	62,800	2.0%	2.0%	2.0%	1.1%	-1.3%
Crédito mercantil	4,459	4,459	4,459	0.1%	0.1%	0.1%	0.0%	0.0%
Activo por impuesto a la renta diferido	11,428	21,816	34,994	0.4%	0.7%	1.1%	90.9%	60.4%
Activos por derecho de uso, neto	7,609	9,023	16,988	0.2%	0.3%	0.5%	18.6%	88.3%
Otros activos	73	51	50	0.0%	0.0%	0.0%	-30.1%	-2.0%
Total activo no corriente	**2,229,486**	**2,173,547**	**2,153,618**	**69.2%**	**68.7%**	**69.4%**	**-2.5%**	**-0.9%**
Total activo	**3,221,735**	**3,166,043**	**3,103,366**	**100.0%**	**100.0%**	**100.0%**	**-1.7%**	**-2.0%**

Principales activos

- Cuentas por cobrar comerciales: compuesto por facturas por cobrar y letras por cobrar.
- Inventarios: compuesto principalmente por cemento, concreto, pavimento y mortero, prefabricados, materiales de construcción, *clinker*, materias primas, envases y embalajes, combustible, repuestos y suministros e inventarios por recibir.
- Propiedad, planta y equipo: principalmente terrenos, edificios y otras construcciones, instalaciones, maquinaria y equipo.

Fuente: Cliente. Elaboración: PwC.

DoCustgn Env0lope ID: ED8G5d4D - 65B2 - 41 24 - BAEE - 8946BEC61859 Análisis veHical y horizontal — Cementos Pacasmayo S.A.A. ( 1 J 7 ) En miles de PEN 2023 2024 20¥5 2023 2024 2025 Activo divarsaa, neto Cuantas por cobrar diversas, neto Inversiones financieras al valor razonable Propiedades. 43,397 43,224 2B,45D 0.9% 1.4 ƒ A 1.3% 0.0 ƒ 4 0.O ƒ A 0.09‹ u ' 24 B 239 163 ' 2.0 B 0,351 2.031,138 2 .OD 5.714 neto lnta ^8! bIas, nata B5.2% 84.2 A 64.8•A Crédito mercantil Activo por impuesto a la renta diferido Activoeporderechode uao, neto B2,92D 4,459 11,428 7,609 B3,5B0 4,459 21,816 9,023 82.8OD 4.459 34.994 16,988 2.0% 0.1% 0.4% 0.29 2 .D% 0.1 ƒ 4 0.7 ƒ Á 0.3 ƒ 4 2.0 ƒ A 0.1 ƒ á 1.1 ƒ Á 0.5 ƒ á Otrosactivos 73 51 50 0.0% 0.0 ƒ A 0.0 e 4 Total activo no corriente 2,2Z9,4BB 2,173,547 2,153,61B 68.2% 68.7% 6BA•á Total aMlvo 3,221,Y35 3,166,045 3,193,366 100.09t100.9%100.0% - 19.4% - 26.3 ƒ 7 1.7 ƒ á 2.3 ƒ 4 2.89+ 53.571 72,723 90,193 Efectivo y equivalente de efectivo 31.6% 11.8 ƒ 4 4.7 ƒ 4 4.1 ƒ 4 3.1% 146.674 131,168 99,688 Cuentas por cobrar comerciaJeS y • 72.5 ƒ Á221.3 ƒ A 0.8•A 0.2 7» 0.1% 24.857 7,736 4,4B5 Pagas a cuenta del impuesto a ' 22.8 ƒ A 24.4% 24.6% 7D7,143 773,B97 7Bt,074 lnventai1os, neto 0.9%154.7 ƒ A 0.6 ƒ á 0.2 ƒ 4 0.2% 17.503 6,872 6,809 Castospagadasporan \ icipado 30.8•A 31.3% 30.B% 04B,748 B92,40G 992,24d To \ al activo corriente liente: Cliente. ffnóorncifíii: XC. PwC vaeñzasión de Inversiones A 2 PI G.A. 2024 2025 - 4.0 ƒ Á - 31.8 ƒ 4 - 3.2 ƒ A 1.1% o.o ƒ A - 1.3% - 1.3% o.o ƒ A 90.9% 60.4 ƒ 4 - 30.1P» - 2.0% - 2.5% - 0.9% compuesto por facturas por cobrar y letras por cobrar. l iii’‹'nt,ii“ins compuesto principalmente por cemento, concreto, pavimento y mortero, prefabricados, materiales de construcción, clinker, materias primas, eiwases y embalajes, combustible, repuestos y suministros e inventarios por recibir. • 1' rop ioclitd, )3li1I1tíl \ üc¡tiipC›: principalmente t errenos, edificios y otras construcciones, instalaciones, maquinaria y e quipo .

A-7-30

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

				A.V.			A.H.	
En miles de PEN	**2023**	**2024**	**2025**	**2023**	**2024**	**2025**	**2024**	**2025**
Activo								
Efectivo y equivalente de efectivo	90,193	72,723	53,571	2.8%	2.3%	1.7%	-19.4%	-26.3%
Cuentas por cobrar comerciales y diversas, neto	99,688	131,168	146,674	3.1%	4.1%	4.7%	31.6%	11.8%
Pagos a cuenta del impuesto a la renta	4,485	7,736	24,857	0.1%	0.2%	0.8%	72.5%	221.3%
Inventarios, neto	791,074	773,997	707,143	24.6%	24.4%	22.8%	-2.2%	-8.6%
Gastos pagados por anticipado	6,809	6,872	17,503	0.2%	0.2%	0.6%	0.9%	154.7%
Total activo corriente	**992,249**	**992,496**	**949,748**	**30.8%**	**31.3%**	**30.6%**	**0.0%**	**-4.3%**
Cuentas por cobrar diversas, neto	43,397	43,224	28,450	1.3%	1.4%	0.9%	-0.4%	-34.2%
Inversiones financieras al valor razonable	249	239	163	0.0%	0.0%	0.0%	-4.0%	-31.8%
Propiedades, planta y equipos, neto	2,099,351	2,031,139	2,005,714	65.2%	64.2%	64.6%	-3.2%	-1.3%
Intangibles, neto	62,920	63,596	62,800	2.0%	2.0%	2.0%	1.1%	-1.3%
Crédito mercantil	4,459	4,459	4,459	0.1%	0.1%	0.1%	0.0%	0.0%
Activo por impuesto a la renta diferido	11,428	21,816	34,994	0.4%	0.7%	1.1%	90.9%	60.4%
Activos por derecho de uso, neto	7,609	9,023	16,988	0.2%	0.3%	0.5%	18.6%	88.3%
Otros activos	73	51	50	0.0%	0.0%	0.0%	-30.1%	-2.0%
Total activo no corriente	**2,229,486**	**2,173,547**	**2,153,618**	**69.2%**	**68.7%**	**69.4%**	**-2.5%**	**-0.9%**
Total activo	**3,221,735**	**3,166,043**	**3,103,366**	**100.0%**	**100.0%**	**100.0%**	**-1.7%**	**-2.0%**

Fuente: Cliente. Elaboración: PwC.

Principales variaciones

- Cuentas por cobrar comerciales y diversas, netos: el aumento de esta cuenta el 2025 se debe a un incremento en las cuentas por cobrar comerciales y otras cuentas por cobrar (16 mill. de PEN).
- Inventarios: la disminución de esta cuenta se debe principalmente a una disminución en materias primas (45 mill. de PEN), productos en proceso (17 mill. de PEN), productos terminados (5 mill. de PEN) e Inventarios por recibir (6 mill. de PEN), parcialmente compensado por repuestos y suministros (5 mill. de PEN) y envases y embalajes (1 mill. de PEN).
- Cuentas por cobrar diversas, neto: la disminución de esta cuenta en el 2025 se debe principalmente a la disminución del saldo a cobrar a SUNAT por el reclamo relacionado a las regalías mineras (18 mill. de PEN).

Docusign Env6lop0 ID. E O8G 5d4D - 65B2 - 41 24 - BAEE - 6046BEC61859 Análisis veHical y horizontal — Cementos Pacasmayo S.A.A. (2J 7) A.V. En miles de PEN 2023 2024 2025 Activo Efectivo y equivalente de efectivo Cuentas por cobrar comerciales y diversas, neto Pagas a cuenta del impuesto a ' renta Inventai1oe, neto Castospagadas por an \ icipada Total activo corriente Cuentas por cobrar divereas, neto Inversiones financieras al valor razonable Propiedades, ”’ n ! ' U neto Intangibles, neto Crédito mercantil Acüvo por impuesto a la renta diferido Activosparderechode uco, neta O \ rosactivos 73 51 50 Total activo no corrionta 2,2Z0,4BB 2,173,547 2,153,818 69.z•x es.z es.<•a Total aMivo 3,221,735 3,166,043 3,109,366 tOo.o 9 t 1 O 0 .O%t 0 O. 0% 2023 2024 2025 2024 2025 - 19.4% - 26.3% 1.7^Á 2.3 ƒ 4 2.8% 53,571 72,723 90,193 31.6% 11.8% 4.7% 4,1 ƒ Á 3.1% 1 46,674 131,168 99,688 72.5 ƒ A221.3 ƒ A 0.8% 0.2/» 0.1% 24,857 7,736 4,4B5 - 2.2 ƒ A - B.6 ƒ A 22.8% 24.4% 24.B% 7D7,143 773,B97 791,074 0.9%154.7% 0.6 ƒ á 0.2 ƒ 4 0.2% 17.503 6,872 6,809 30.6•4 31.3% 30.B% 049,748 B92,4B6 992,249 D.9% 14% 1.3% 28.45D 43,224 43,397 - 4.0% - 31.8 ƒ 4 0.0 ƒ 4 0.O ƒ 4 0.0% 163 239 249 - 1.3 ƒ Á - 3.2 ƒ A 64.6 ƒ 4 64.2 ƒ /» 65.2% 2,099,351 2.031,139 2,005.714 - 1.3% 1.1 ƒ A 2.0 ƒ A 2.D ƒ A 2.0 ƒ A B2,8OD ss,sss g2,szo 0.0% 0.0% 0.1% 0,1 ƒ Á 0.1% 4.459 4,459 4,459 60.4% 90.9% 1.1 ƒ Á 0.7 ƒ A 0.4% 34.994 21,816 11,428 8B.3 ƒ Á 18.6% 0.5 ƒ á 0.3 ƒ 4 0.2% 16,988 9,023 7,609 0.0% 00 ƒ 4 0.O e 4 - 30.1% - 2.OP» - 2.5•A - D.9% S¢rictly private and confidential PwC vaeñza5ión de Inversiones ASPI G.A. ‹i i ' i .‹: , n ›s: el au m ento de esta cuenta el zoa5 se debe a un incremento en las cuenta s por cobrar comerciales y ptras cuentan por cobrar (i6 mill. de PEH). • l in ‹'ii i• ii'i‹ ›s . la disminución de esta cuenta se debe principalmente a una disminución en materias primas (45 mill. de PEN), productos en proceso (*7 I TIÍII. dC PEN), productos terminados ($ mill, de PEN) e Inventarios por recibir (6 mill. de PEN), parcialmente compensado por repuestos y suministros Ç mill. de PEN) y envases y embalajes (i mill. de disminución de esta cuenta en el a •*s se debe principalmente a la disminución del saldo a rxsbr a r a SUNAT por el reclamo relacionado a las regalías min e ras (i8 mill. de PEN). marzo 2026 3j

A-7-31

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

En miles de PEN	2023	2024	2025	A.V. 2023	A.V. 2024	A.V. 2025	A.H. 2024	A.H. 2025
Pasivo								
Cuentas por pagar comerciales y diversas	231,511	242,051	283,907	7.2%	7.6%	9.1%	4.6%	17.3%
Obligaciones financieras	383,146	458,346	532,346	11.9%	14.5%	17.2%	19.6%	16.1%
Pasivos por arrendamiento	3,999	2,958	4,879	0.1%	0.1%	0.2%	-26.0%	64.9%
Impuesto a la renta por pagar	14,222	17,937	3,784	0.4%	0.6%	0.1%	26.1%	-78.9%
Participación de los trabajadores en las utilidades	34,328	38,263	44,364	1.1%	1.2%	1.4%	11.5%	15.9%
Provisión para incentivos de largo plazo	22,182	6,000	3,325	0.7%	0.2%	0.1%	-73.0%	-44.6%
Provisiones	56,510	44,263	47,689	1.8%	1.4%	1.5%	-21.7%	7.7%
Total pasivo corriente	**689,388**	**765,555**	**872,605**	**21.4%**	**24.2%**	**28.1%**	**11.0%**	**14.0%**
Obligaciones financieras	1,189,880	1,034,845	879,809	36.9%	32.7%	28.4%	-13.0%	-15.0%
Pasivos por arrendamiento	4,130	6,462	11,350	0.1%	0.2%	0.4%	56.5%	75.6%
Provisión para incentivos de largo plazo	7,501	7,938	9,208	0.2%	0.3%	0.3%	5.8%	16.0%
Provisión para cierre de cantera	17,676	19,005	18,594	0.5%	0.6%	0.6%	7.5%	-2.2%
Provisión de contingencias legales	2,276	1,203	1,203	0.1%	0.0%	0.0%	-47.1%	0.0%
Provisiones	27,453	28,146	29,005	0.9%	0.9%	0.9%	2.5%	3.1%
Pasivo por impuesto a las ganancias diferido	120,876	117,937	119,232	3.8%	3.7%	3.8%	-2.4%	1.1%
Total pasivo no corriente	**1,342,339**	**1,187,390**	**1,039,396**	**41.7%**	**37.5%**	**33.5%**	**-11.5%**	**-12.5%**

Principales pasivos y patrimonio

- Cuentas por pagar comerciales y diversas: conformadas por facturas por pagar a sus proveedores.
- Obligaciones financieras: conformado por bonos corporativos, préstamos bancarios y pagarés bancarios con diferentes instituciones y papeles comerciales.

Principales variaciones (1/2)

- Obligaciones financieras: el incremento de esta cuenta en el 2025 se debe a la emisión de nuevos pagarés bancarios (74 millones de PEN), parcialmente compensado por el pago de los préstamos bancarios (155 millones de PEN).

Fuente: Cliente. Elaboración: PwC.

DoCusîgn Envelope ID: ED8G5d4D - 65B2 - 41 24 - BAEE - 8ł46BEC61859 Análisis veHical y horizontal — Cementos Pacasmayo S.A.A. (3Ï7) En miles de PEN 2023 2024 2025 2023 2024 2025 Pa s ivo Cuentas par pagar œ morciale ƒ diversas Obligaciones flnanôaras Pasivos porerrendamiento Impuestoa la rantapor pagar 2024 2025 231,511 3B3,146 3,898 14,222 242,051 45B,346 2,958 17,937 2B3,9‹7 532,346 4,87g 3,784 7.2fi. 11 . Bi ß . IS 0 . 4 S 7.B% B.1% 14.5% 17.2% 0.1 ƒ Å 0.2 ƒ A 0.6S 0.1 ƒ Á 4.B•A 17.39. 19.B ƒ A 1B.1% - 26.0 ƒ 4 64.9% 26.1% - 78.99‹ |.ono plnzo — 21.796 7.7Ä 1.5Y» 1.4P» 1.B% 47,68B 44,283 56,510 Provisioned 11.OS 14.g ƒ & ZS.I'M 24.2S 21.•ł% 872,805 785,555 0B8,388 Total paelvo corrlentø 1 .189,880 1.034,845 4,130 6,48Z 879,809 11,350 36.9 ƒ 4 32.7% 28.4 ƒ 4 D.19 0.2% 0.4 ƒ 4 - 13.0% - 15.0% 56.5% 75.6 ƒ 6 Obligaciones financieras Pg 6 ivos par arraDdamiØntO P r .›y‹s lÚ r1 [Ja I č \ l t1t: e Ill Vcj I:3Y L| \ ”J j.îl ÑŽ. I Ï Prrvisiôr para cierre de ctmlcrtJ Prr.›visi‹”nJ rłe ü‹aniin9 nci.i Ic - gables Provisioned Pesivo par i mpuesta a las ganancias diferido 2.27ú 27,453 T,20î‹ 2B,146 1.203 29,005 E.1 ƒ ... D.B9 D 0 ƒ •‹: 0.B% 0 U'!ż 0.9P» W7 I". 2.5 ƒ Á 0 D*z‹ 3.1% 12D,876 117,937 119,23Z 3.B% 3.7% 3.8% - 2.4 ƒ Á 1.1% Total paaivo no corzianta 1,342,33d 1,1B7,3BD 1,03B,3BB 41.7% 37.5% 33.5% - 11.5% - 12.5% fYenfe: Cliente. ffnòorncifìii: PtrC. PwC vaeńzasión de inversiones A2PI G.A. di 'or sae: conformadas por føcturas por pagar a sus proveedores. • (lbł ipiit!i‹ iiit!s l“i nii ni ici':i.s: conformado por bonos oorporativos, préstamos bancarios y pagarés bancarios con diferentes instituciones y papeles comerciales. In incipales variii t'ioøes (ı/'*) • ()li1iÿ:it!iiiiies iiri:i nci •i a.s: el incrernento de esta cuenta en el zo23 se debe a la emisión de nuevos pagarés bancarios f74 • *il1ones de PEN), parcialmente cornpensado por el pago de los préstamos bancarios (1 millones de PEN).

A-7-32

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

				A.V.			A.H.	
En miles de PEN	**2023**	**2024**	**2025**	**2023**	**2024**	**2025**	**2024**	**2025**
Patrimonio								
Capital social	423,868	423,868	423,868	13.2%	13.4%	13.7%	0.0%	0.0%
Acciones de inversión	40,279	40,279	40,279	1.3%	1.3%	1.3%	0.0%	0.0%
Acciones de inversión en tesorería	-121,258	-121,258	-121,258	-3.8%	-3.8%	-3.9%	0.0%	0.0%
Capital adicional	432,779	432,779	432,779	13.4%	13.7%	13.9%	0.0%	0.0%
Reserva legal	168,636	168,636	168,636	5.2%	5.3%	5.4%	0.0%	0.0%
Otros resultados integrales acumulados	-16,290	-16,551	-16,966	-0.5%	-0.5%	-0.5%	1.6%	2.5%
Resultados acumulados	261,994	285,345	264,027	8.1%	9.0%	8.5%	8.9%	-7.5%
Total patrimonio neto	**1,190,008**	**1,213,098**	**1,191,365**	**36.9%**	**38.3%**	**38.4%**	**1.9%**	**-1.8%**
Total pasivo y patrimonio	**3,221,735**	**3,166,043**	**3,103,366**	**100.0%**	**100.0%**	**100.0%**	**-1.7%**	**-2.0%**

Fuente: Cliente. Elaboración: PwC.

Principales variaciones

- Cuentas por pagar comerciales y diversas: el aumento de esta cuenta de 42 millones de PEN el 2025 se debe a un incremento en las cuentas de Impuestos y contribuciones (36 mil. de PEN), cuenta por pagar por compra del PP&E (10 mill. de PEN), Otras cuentas por pagar (5 mill. de PEN), Adelantos recibidos de clientes (2 mill. de PEN) y Dividendos por pagar (1 mill. de PEN), parcialmente compensado por disminuciones en Remuneraciones por pagar (8 mill. de PEN), Cuentas por pagar comerciales (2 mill. de PEN) e Intereses por pagar (1 mill. de PEN).
- Pago de dividendos: En 2025, el Directorio aprobó un dividendo de 0.41 PEN por acción, igual que en 2024 y 2023, por un total de 175,524 miles de PEN. Al 31 de diciembre de 2025, los dividendos por pagar ascienden a 11,823 miles de PEN.

Docusign Env6lop0 ID. E O8G 5d4D - 65B2 - 41 24 - BAEE - 894ó BEG61858 Análisis veHical y horizontal — Cementos Pacasmayo S.A.A. (4J7) Capilal adiciona1 Reserva legal Olras resultadoe integrales acumulados En miles de PEN 2023 2Oz4 2025 P atrinlonio Capilal social Acciones de inversión Acciones de inversión en Tesorería A.V. 2023 2g24 2025 32,779 32,779 Resuftadosacumuiados 261, g4 zss,345 284,027 8.1% 0.0% 8.5% Yotal patrimonlo neto 1,'t9O,OOB 1,Z13,09B 1,f91,365 36.9% 38.3 ƒ 4 3e.4% Total paslvo y patrlmonlo 3,221,735 3,166,043 3,t03,366 100.9%1O0.0 ƒ 4100.9 ƒ 4 Strictly private and conf \ dentiaI PwC vaioñza5ión de Inversiones ASPI G.A. A.H. 2024 2025 0 0 ‹li ' i s: s: el aumento de esta cuenta de úO% 0.0% 0.0% 0.0% 13.7 ƒ A 1.3 ƒ 4 13.4% 1.3 ƒ A 13.2% J.3 ƒ 4 423,868 4D,279 423,86B 40,279 423,868 40,279 4 a millones de PEN el wonS se debe a 0 o•‹ 0 . 0% - 3.9 ƒ 4 - 3.8 ƒ 4 - 3.8S - 121,258 - 121,258 - 121,258 un incremento en las cuentas de % ›g 13.9 ƒ 4 13.7 /» 13.4% 4 432,779 4 Impuestos y cnntribucinnes (2 6 mil. *‘+ 0 *2• 5.49« 5.3% 5.2% 16B,636 16B,636 18B,636 de PEN), cuenta pnr pagar por 2.5% 1.b ƒ A - 0.59» - 0.5% - 0.5% - 16,986 - 18,551 — 16,290 8.99+ — 7.5 ι /o 1.9% - 1.B% - 1,7 ƒ A - 2.9 ƒ A C ompra del PP&E (io mill. de PEN), Otras cuentas por pagar (Ç mill. de PIN), Adelantos recibidas de clientes (z mill. de PEN) y Dividendos por pagar (1 mill. de PEN), parcialmente compensado por disminuciones en Remune ra ciones por pagar (8 mill, de PgN), Cuentas por pagar comerciales (2 mill. de PEN) e lntereses por pagar (1 mill. de PE,N). DÍPeCtOrio aprDbó un dividendo dR 0.gr PEN por acción, iguai que en 2024 y 202 3. por un total d e 75.5 4 miles de PEN. 3* 8 e diciembre de znz$, los dividendos por pagar ascienden a n,82 3 miles de PEN. mano 2D26 33

A-7-33

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

En miles de PEN	2023	2024	2025	A.V. 2023	A.V. 2024	A.V. 2025	A.H. 2024	A.H. 2025
Ventas netas	1,950,075	1,978,071	2,116,883	100.0%	100.0%	100.0%	1.4%	7.0%
Costos de ventas	-1,260,623	-1,249,545	-1,310,017	-64.6%	-63.2%	-61.9%	-0.9%	4.8%
Utilidad bruta	**689,452**	**728,526**	**806,866**	**35.4%**	**36.8%**	**38.1%**	**5.7%**	**10.8%**
Gastos de administración	-231,967	-253,383	-291,538	-11.9%	-12.8%	-13.8%	9.2%	15.1%
Gastos de ventas y distribución	-69,569	-81,410	-92,785	-3.6%	-4.1%	-4.4%	17.0%	14.0%
Utilidad operativa	**387,916**	**393,733**	**422,543**	**19.9%**	**19.9%**	**20.0%**	**1.5%**	**7.3%**
Otros gastos operativos, neto	-13,810	-2,700	-75,442	-0.7%	-0.1%	-3.6%	-80.4%	2694.1%
Deterioro por baja de propiedad, planta y equipo	-36,551	-	-	-1.9%	-	-	-100.0%	-
Ingresos financieros	7,246	6,298	11,291	0.4%	0.3%	0.5%	-13.1%	79.3%
Costos financieros	-104,045	-100,308	-93,036	-5.3%	-5.1%	-4.4%	-3.6%	-7.2%
Ganancia neta por instrumentos financieros derivados a valor razonable	19	-	-	0.0%	-	-	-100.0%	-
Ganancia (pérdida) neta por diferencia en cambio	4,933	-836	2,619	0.3%	0.0%	0.1%	-116.9%	-413.3%
Utilidad antes de impuestos	**245,708**	**296,187**	**267,975**	**12.6%**	**15.0%**	**12.7%**	**20.5%**	**-9.5%**
Impuesto a la renta	-76,808	-97,312	-113,770	-3.9%	-4.9%	-5.4%	26.7%	16.9%
Utilidad neta de ejercicio	**168,900**	**198,875**	**154,205**	**8.7%**	**10.1%**	**7.3%**	**17.7%**	**-22.5%**

Fuente: Cliente. Elaboración: PwC.

Principales ingresos y egresos

- Ventas netas: compuestas principalmente por los ingresos derivados de la venta de cemento, concreto, pavimento y mortero, prefabricados, materiales de construcción y otros.
- Costo de ventas: compuesto principalmente por los costos relacionados a la fabricación de los productos terminados, costos de fletes y envases.
- Gastos operativos: compuesto principalmente por gastos de personal y servicios prestados por terceros.

Docu aign Envotop0 ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 4846BE C 61858 Análisis vertical y horizontal — Cementos Pacasmayo S.A.A. (5J7l E n mile s de PE N 2023 20Z4 2025 Ventas netas Cosloe de venlas 202J 2024 2073 1,950,075 1,978,D71 2,116,8B3 - 1,260,623 - 1,249,545 - 1,310,017 100.0 ƒ /» UD.0% 100.0% - 64.6% - 63.2 ƒ 4 - s1.g•a 2024 ZOZ5 1.4& 7.09 - o.9 ƒ w a.8 ƒ 6 • \ ” 'IU :I - II* I i x : cnm pue stas principaliriente per los ingresos üerivados de 1a venta de ce x entn, C ”"• etn, pavin entn y T Tt nrtern, }›refabricadns, material as de Con.strucElon y ntros. • I ”‹ › ! ‹› ‹ ì ' ’[ I i.• : compucsto pi'incipaImcntc por los costos rclaciona‹1os a la fabricación dc los productos terminados, costos ‹le flctcs y cin'ases. 10.8'Ã 5.7% 35.4% 36.B ƒ Ä 3B.1'K 806,866 728,528 6 - 09,452 Utilidad bruta 15.1% 9.2% - 11.9 ƒ /» - 12.8% - 13.8% - 291.538 - 253,383 - 231,867 Gastos de administraciòn 14 ›. 17.09. - 4.49. - 4.1% - 3.6 ƒ /. 92,7B5 - 81,410 - 69, 5 G9 Gastos de ven \ as y distribución ,3% 1,5% 2O,ß% 19.9% ł9,9% 422,543 393,?33 387,916 Utilidad operativa - BD.4% 26P4.19. Û.Who D.1% - D.7”/e - 75,442 - 2,700 - 13,810 Otros gastos operativos, neto - 100.0% - 1.99 - 36.551 Deferioro por baja de propiedad, pianla y equipa 79.39 - 13.19 0.5% D.3% D.4 ƒ /+ 11,2B1 6,298 7,246 lngresos financieros - 7.2 ƒ ß - 3.6 ƒ A - 4.4 ƒ ß - 5.I % - 5.3% - 93,036 - 100,308 - ł04,045 Costas financieros Ganancia neta por - 100.OP› 0.0% 19 inslrumentos financieros derivados a valor razonab1e - 116.9% - 413.3% 0.3 ƒ /. D.0% 0.1% - B 36 2.6 1 9 4 ,9 3 3 Ganancia (pèrdida) neta par dife‹encia en ca«bio 20.5Y› •9.5 ƒ 4 ł2.6 ƒ /» 15.0% 12.7 ƒ A Utilidad antes de 245,798 296,187 267,975 principalniente por gastos de personal Y - * ervicius prestados par tercern.s. lmpueStD a la renta - 76,808 - 97,312 - 113,770 Utllidad nets da ejercicio 168,BD0 tB8,875 154,205 - 3.9% «.g‘r. - s.4% 8.7% 1ß.1% 7.3 ƒ ń 26.7ß. 1b.9 ƒ 4 17.7% •22.5 ƒ Ä Str+ctly private and confidential PwC Valorización de InvBfBiones ASPI G.A. ma rzo 2026

A-7-34

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

				A.V.			A.H.	
En miles de PEN	2023	2024	2025	2023	2024	2025	2024	2025
Ventas netas	1,950,075	1,978,071	2,116,883	100.0%	100.0%	100.0%	1.4%	7.0%
Costos de ventas	-1,260,623	-1,249,545	-1,310,017	-64.6%	-63.2%	-61.9%	-0.9%	4.8%
Utilidad bruta	**689,452**	**728,526**	**806,866**	**35.4%**	**36.8%**	**38.1%**	**5.7%**	**10.8%**
Gastos de administración	-231,967	-253,383	-291,538	-11.9%	-12.8%	-13.8%	9.2%	15.1%
Gastos de ventas y distribución	-69,569	-81,410	-92,785	-3.6%	-4.1%	-4.4%	17.0%	14.0%
Utilidad operativa	**387,916**	**393,733**	**422,543**	**19.9%**	**19.9%**	**20.0%**	**1.5%**	**7.3%**
Otros gastos operativos, neto	-13,810	-2,700	-75,442	-0.7%	-0.1%	-3.6%	-80.4%	2694.1%
Deterioro por baja de propiedad, planta y equipo	-36,551	-	-	-1.9%	-	-	-100.0%	-
Ingresos financieros	7,246	6,298	11,291	0.4%	0.3%	0.5%	-13.1%	79.3%
Costos financieros	-104,045	-100,308	-93,036	-5.3%	-5.1%	-4.4%	-3.6%	-7.2%
Ganancia neta por instrumentos financieros derivados a valor razonable	19	-	-	0.0%	-	-	-100.0%	-
Ganancia (pérdida) neta por diferencia en cambio	4,933	-836	2,619	0.3%	0.0%	0.1%	-116.9%	-413.3%
Utilidad antes de impuestos	**245,708**	**296,187**	**267,975**	**12.6%**	**15.0%**	**12.7%**	**20.5%**	**-9.5%**
Impuesto a la renta	-76,808	-97,312	-113,770	-3.9%	-4.9%	-5.4%	26.7%	16.9%
Utilidad neta de ejercicio	**168,900**	**198,875**	**154,205**	**8.7%**	**10.1%**	**7.3%**	**17.7%**	**-22.5%**

Principales variaciones

- Ventas netas: el aumento de 7.0% en el 2025 se explica principalmente por un aumento de 139 millones de PEN en las ventas de cemento destinados para la autoconstrucción, concreto, pavimento y mortero, y materiales de construcción, así como mayores despachos de concreto a proyectos de infraestructura regional
- Margen bruto: el aumento del margen bruto del año 2025 respecto al año anterior en 10.8% se explica por el aumento en las ventas netas y una mejor estructura de costos respecto a los ejercicios anteriores.

Fuente: Cliente. Elaboración: PwC.

A.H. A.’V. 2024 ZOZ5 2023 20Z4 2025 2073 2024 E n mile s de PE N 202J 1.4& 7.09 100.0 ƒ /» UD.0% 100.0% 1,950,075 1,978,D71 2,116,8B3 Ventas netas - 0.9 ƒ w 4.8 ƒ ß - 64.6% - 63.2 ƒ 4 - s1.g• - 1,260,623 - 1,249,545 - 1,310,017 Cosloe de venlas 10.8 ƒ A 5.7% 35.4% 36.B ƒ Á 3B.1% 806,866 728,528 652,452 Utilidad bruta 15.1% 9.2% - 11.9 ƒ /» - 12.8% - 13.8% - 291,538 - 253,383 - 231,867 Gastos de administraciòn 14.09 17.09 - 4.4% - 4.1% - 3.6 ƒ / - 92,7B5 - 81,410 - 69,5G9 Gastos de ven \ as y distribución 7,3% 1,5% 20,9% 19.9% ł9,9% 422,543 393,?33 387,916 Utilidad operativa - BD.4% 26P4.19 Ù.Who D.1% - D.7”/e - 75,442 - 2,700 - 13,810 Otros gastos operativos, neto - 100.0% - 1.99 - 36.551 Deferioro por baja de propiedad, pianla y equipa 79.39 - 13.19 0.5% D.3% D.4 ƒ /+ 11,2B1 6,298 7,246 lngresos financieros - 7.2 ƒ ß - 3.6 ƒ A - 4.4 ƒ ß - 5.I % - 5.3% - 93,036 - 100,308 - ł04,045 Costas financieros Ganancia neta por - 100.OP› 0.0% 19 inslrumentos financieros derivados a valor razonab1e - 116.9% — 413.3% 0.3 ƒ / D.0% 0.1% 2.619 - B36 4,933 Ganancia (pèrdida) neta par dife‹encia en ca«bio 20.5Y› •9.5 ƒ 4 ł2.6 ƒ /» 15.0% 12.7 ƒ A Utilidad antes de 245,798 296,187 267,975 Docu aign Envotop0 ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 4846BE C 61858 Análisis vertical y horizontal — Cementos Pacasmayo S.A.A. (6/ 7) lmpueStD a la renta - 76,808 - 97,312 - 113,770 Utllidad nets da ejercicio 168,BD0 tB8,875 154,205 - 3.9% «.g‘r. - s.4% 8.7% 1ß.1% 7.3 ƒ ń 26.7ß. 1b.9 ƒ 4 17.7% •22.5 ƒ Ä Str+ctly private and confidential PwC Valorización de InvBfBiones ASPI G.A. I s - i J r” I ] 7 I L'* \ ”i I J ” I ‹1 (” i ‹ I I Ir’.u • \ ” 'IU .I > ll*'I ı : el aumenta d ƒ 7 - • ƒ A en el a •=s se explicø principalmente por un aumentn de *39 '• i1lon e.sde PEN en la.s v enta.s de cemento destinados para la autocnnstruccii›n, concretn, pavimentn y nlortern, y rnateriales de construcciùn, así como mayores de.spac h os de concrete a pt oyectos de infraestructuia regiona l • \ 1,a: .¿‹ - ii I›i·i 8‹ ! cl aumcnto dcl niargen brtito del año aoz5 rcspecto cal aíio anterior en iu.8ß sc explica por cl atimcn t o en las \ rp F i tas nctas y una niejor estrtictura de costos rcspecto a to.s cjcrcicios antcríorcs. 35

A-7-35

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

				A.V.			A.H.	
En miles de PEN	**2023**	**2024**	**2025**	**2023**	**2024**	**2025**	**2024**	**2025**
Ventas netas	1,950,075	1,978,071	2,116,883	100.0%	100.0%	100.0%	1.4%	7.0%
Costos de ventas	-1,260,623	-1,249,545	-1,310,017	-64.6%	-63.2%	-61.9%	-0.9%	4.8%
Utilidad bruta	**689,452**	**728,526**	**806,866**	**35.4%**	**36.8%**	**38.1%**	**5.7%**	**10.8%**
Gastos de administración	-231,967	-253,383	-291,538	-11.9%	-12.8%	-13.8%	9.2%	15.1%
Gastos de ventas y distribución	-69,569	-81,410	-92,785	-3.6%	-4.1%	-4.4%	17.0%	14.0%
Utilidad operativa	**387,916**	**393,733**	**422,543**	**19.9%**	**19.9%**	**20.0%**	**1.5%**	**7.3%**
Otros gastos operativos, neto	-13,810	-2,700	-75,442	-0.7%	-0.1%	-3.6%	-80.4%	2694.1%
Deterioro por baja de propiedad, planta y equipo	-36,551	-	-	-1.9%	-	-	-100.0%	-
Ingresos financieros	7,246	6,298	11,291	0.4%	0.3%	0.5%	-13.1%	79.3%
Costos financieros	-104,045	-100,308	-93,036	-5.3%	-5.1%	-4.4%	-3.6%	-7.2%
Ganancia neta por instrumentos financieros derivados a valor razonable	19	-	-	0.0%	-	-	-100.0%	-
Ganancia (pérdida) neta por diferencia en cambio	4,933	-836	2,619	0.3%	0.0%	0.1%	-116.9%	-413.3%
Utilidad antes de impuestos	**245,708**	**296,187**	**267,975**	**12.6%**	**15.0%**	**12.7%**	**20.5%**	**-9.5%**
Impuesto a la renta	-76,808	-97,312	-113,770	-3.9%	-4.9%	-5.4%	26.7%	16.9%
Utilidad neta de ejercicio	**168,900**	**198,875**	**154,205**	**8.7%**	**10.1%**	**7.3%**	**17.7%**	**-22.5%**

Principales variaciones (2/2)

- Utilidad operativa: la disminución de 7.3% en la utilidad operativa del año 2025 se debe a mayores gastos administrativos relacionados a sueldos y salarios debido al pago del bono sindical.
- Otros gastos operativos: el incremento de 2,694% en otros gastos operativos del año 2025 se debe a 78 millones de PEN producto de gastos relacionados a la adquisición de Holcim (honorarios, *success fees*, etc.).

Fuente: Cliente. Elaboración: PwC.

Docu aign Envotop0 ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 4846BE C 61858 Análisis vertical y horizontal — Cementos Pacasmayo S.A.A. (7J7) 7 - 3** en la utilidad operativa del nño 2oag se debe o n ayore» gastns zdnzinistrativns i elacion‹0dos a sueldna y .salaries dehidn al }3agn del Utilidad antes de A.H. 2024 ZOZ5 A.’V. 2023 20Z4 2023 2073 2024 E n mile s de PE N 202J Ventas netas 1,950,075 1,978,D71 2,116,8B3 100.0 ƒ /» UD.0% 100.0% 1.4& 7.09 Cosloe de venlas - 1,260,623 - 1,249,545 - 1,310,017 - 64.6% - 63.2 ƒ 4 - s1.g•a - o.9 ƒ w a.8 ƒ 6 10.8 ƒ Ã 5.7% 35.4% 36.B ƒ Ä 3B.1'K 806,866 728,528 659,452 Utilidad bruta 15.1% 9.2% - 11.9 ƒ /» - 12.8% - 13.8% - 291.538 - 253,383 - 231,867 G astos de administraciòn 14 ›. 17.09. - 4.49. - 4.1% - 3.6 ƒ /. 92,7B5 - 81,410 - 69, 5 G9 Gastos de ven \ as y distribución 7,3% 1,5% 2O,ß% 19.9% ł9,9% 422,543 393,?33 3 8 7,916 Utilidad operativa - BD.4% 26P4.19. Û.Who D.1% - D.7”/e - 75,442 - 2,700 - 13,810 Otros gastos operativos, neto - 100.0% - 1.99 - 36.551 Deferioro por baja de propiedad, pianla y equipa 79.39 - 13.19 0.5% D.3% D.4 ƒ /+ 11,2B1 6,298 7,246 lngresos financieros - 7.2 ƒ ß - 3.6 ƒ A - 4.4 ƒ ß - 5.I % - 5.3% - 93,036 - 100,308 - ł04,045 Costas financieros - 100.OP› 0.0% 19 Ganancia neta por inslrumentos financieros derivados a valor razonab1e - 116.9% — 413.3% 0.1% D.0% 0.3 ƒ / 2.619 - B36 4,933 Ganancia (pèrdida) neta par dife‹encia en ca«bio nd a ano si ic l ^ ”!1 I ‹ ›* ?' I ‹ ›• ‹ › }›‹ ƒ lü l 1 \ i 'ï €') Ì IICYCTTÏCI1t 0 dc z,6vą% en otros ga tos opcrativos dcl año zouș .sc deb t > 7ß lTlilloncs dc PEN producto dc gastos rclacionados o la adqtiisición dc Holciin (honorarîos, success fees, etc.). 245,798 296,187 267,975 ł2.6 ƒ /» 15.0% 12.7 ƒ A 20.5Y› •9.5 ƒ 4 26.7ß. 1b.9 ƒ 4 17.7% •22.5 ƒ Ä lmpueStD a la renta - 76,808 - 97,312 - 113,770 Utllidad nets da ejercicio 168,BD0 tB8,875 154,205 - 3.9% «.g‘r. - s.4% 8.7% 1ß.1% 7.3 ƒ ń Str+ctly private and confidential PwC Valorización de InvBfBiones ASPI G.A. ma rzo 2026

A-7-36

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

4

Valorización

ansign Envalnpa ID: EDBCﬁd - d - D — EﬁEE - d124 — BAEE - 39465ECE1359 Valorizacién mama 2026 3T Shictlf private and mnﬂdantiat ch Vainrizaciﬁn dB !  ʹʤʮʹʴʧʤ AEPI SA.

A-7-37

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones metodológicas (1/3)

Para fines de nuestra valorización, se han utilizado principalmente las metodologías de VANA y FCD para la determinación del valor de mercado de ASPI y Cementos Pacasmayo, respectivamente, al 31 de diciembre de 2025, tomando en cuenta la naturaleza de sus operaciones.

Metodología seleccionada	Descripción de metodología	Consideraciones	Inversión ASPI	Cementos Pacasmayo
Flujo de Caja Descontado (FCD)	La metodología de FCD se basa en la generación de flujos de efectivo de los activos operativos que tiene una empresa. Estos flujos de efectivo son proyectados en un horizonte temporal que varía según el ciclo de madurez del negocio o ciclo de vida. Luego, estos flujos de efectivo son traídos a valor presente mediante el uso de una tasa de descuento.	Dado que la metodología de FCD con un enfoque *stand-alone*, es aplicable a negocios en marcha, esta resulta adecuada para evaluar a Cementos Pacasmayo y determinar su valor de mercado al 31 de diciembre de 2025. Sin embargo, en el caso de Inversiones ASPI, al tratarse de una empresa matriz sin operaciones propias, dicha metodología no resultaría aplicable.	✗	✓
Múltiplos Comparables (MC)	La metodología de mercado, o valorización de múltiplos comparables, busca determinar el valor de mercado de las acciones (ordinarias) de un negocio comparándolo con compañías similares que cotizan en bolsa.	Dado que solo Cementos Pacasmayo es una empresa operativa, esta metodología resulta aplicable solamente para CPSAA. Sin embargo, se ha aplicado el análisis de esta metodología solamente para soporte técnico y validación de razonabilidad en contraste con los resultados obtenidos mediante otras metodologías	✗	✗
Valor del Activo Neto Ajustado (VANA)	La metodología del VANA determina el valor de mercado de una empresa utilizando el valor razonable de sus activos y pasivos. Este análisis implica identificar los distintos activos, pasivos y otras partidas no reconocidas en el estado de situación financiera que deban ser incluidas en el valor y definir los ajustes (si se requieren) para determinar su valor razonable. La diferencia entre el valor de los activos y los pasivos determinará el valor del patrimonio de la sociedad valorizada.	Considerando que Cementos Pacasmayo es una empresa operativa y que su valor de mercado potencial no se sustenta en el valor de realización de sus activos, dicha metodología no fue seleccionada para la determinación de su valor económico. Por otro lado, dado que Inversiones ASPI es una empresa matriz y que su valor de mercado potencial se concentra esencialmente en el valor de realización de sus activos, se optó por dicha metodología para la determinación de su valor económico.	✓	✗

Fuente: Cliente. Elaboración: PwC.

Dos u tigo Ene lopo ID ED8CM< D - 6fi B2 - 4 124 - BAEE - 8906BEC6105l2 Consideraciones metodológicas (1/ 3) Piirti fincs dc nucstrii va1uri‹acicin, so haH iitilixiiclci ¡x incipiilrneHte mrs mctutlulugiiis dle VANA FCD parii la dctrrrniHiiciâH tlel valcir tlc nirrcado tle ASPI y Cernentus Piieiisniiiyu, respcctii”anic'ntc, ml i de dicicrnbrc' de ăt)ă.Ș, tuiiiantlu cn micuta 1:i natiiriilcza de sus Descontado (FCD) Múltiploe Comparables (MC) Valor del Ac \ ivo Neto Ajustado (VANA) La metodología de FCD se basa en la generación de flujos de efect i vo de los activos operativos que tiene una empresa. Estos flujos de efectivo son proyectados en un horizonte temporal que varía según el ciclo de madurez del negocio o ciclo de uida. Luego , estos flujos de efectivo son traidor a valor presente mediante el uso de una la sa de descuento. La metodología de mercado, o valonzación de múltiplos comparables, bUSca determinar el valor de mercado de las acciones (ordinarias) de un negocio Comparándolo con cornpaiiias similares que cotizan en bDIS 8 . La metodologia del VANA determina el valor de mercado de una empresa utilizando et valor razonable de sus activos y pasivos. Este análisis Implica identificar los distintos activos, pasivos y otras partidas no reconocidas en el estado de situación financiera que deben ser incluidas en ef valor y definir los ajustes (si se requieren ) para determinar su valor razonable. La diferencia entre el valor de los activos y las pasivos delerm inará el valor del patrimonio de la sociedad valorizada. SlnC[Iy pfivate and pfidential PwC Valorización do Invo‹sioncs ASPI S.A Dado que la metodologia de FCD con un enfoque sfand - 8/a ie, es aplicable a negocios en marcha. esta resulla adecuada para evaluar a Cementos Pacasmayo y determinar su valor de mercado al 31 de dic i embre de 2025. Sin embargo, en el caso de Inversiones ASP 1. al tratarse de una empresa matriz sin operaciones propias. dicha metodología na resultaría aplicable Dado que solo Cementos Pacasmayo es una empresa operaüva , esla metodologia resulta aplicabie solamente para CPSAA. Sim embargo. se ha aplicado el análisi s de esta metodologia solamente para soporte técnico y validación de ra zonabilidad en contraste con los resultados obtenidos median t e atras metodologias Considerando que Cementos Pacasmayo es una empresa operativa y que su valor de mercado potencial no se suste n ta en el valor de realización de sus activos, dicha metodologia no fue seleccionada para la delerminación de su valor económico. Por olro lado, dado que Inversiones ASPI es una empresa matriz y que su valor de me cado potencial se concentra esencialmente en el valor de r eafizacion de sus activos, se optó por dicha metodología para la determinación de su valor económico. ma rzo 2D2G kg

A-7-38

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones metodológicas (2/3)

Para fines de nuestra valorización se han utilizado principalmente las metodologías de VANA y FCD para la determinación del valor de mercado de ASPI y Cementos Pacasmayo, respectivamente, al 31 de diciembre de 2025, tomando en cuenta la naturaleza de sus operaciones.

Metodología seleccionada	Descripción de metodología	Consideraciones	Inversión ASPI	Cementos Pacasmayo
Metodología de Capitalización Bursátil (CB)	Cabe señalar que, en aquellos casos en los que una compañía cotiza sus acciones en un mercado bursátil, el precio por acción observado en dicho mercado puede constituir una referencia razonable para estimar el valor de mercado de su patrimonio, siempre que la cotización sea representativa de condiciones de mercado. La validez de dicha referencia depende, entre otros factores, de la liquidez del mercado en el que cotiza la acción, el nivel y frecuencia de transacciones registradas de manera sostenida, el porcentaje de acciones efectivamente disponible para negociación (*free float*) y la existencia de condiciones de negociación ordenadas y no forzadas. Adicionalmente, cuando la cotización cumple con los criterios antes descritos, resulta relevante considerar la volatilidad del precio de la acción. En tal sentido, es práctica habitual que los valores de referencia se determinen sobre la base de promedios observados durante un periodo representativo, y no exclusivamente a partir del precio registrado en una fecha puntual.	El método de capitalización bursátil constituye una referencia aceptada para determinar el valor de mercado de acciones, siempre que la cotización observada sea aplicable y comparable a la transacción analizada. En ese sentido, este enfoque podría utilizarse como referencia para Cementos Pacasmayo, cuyas acciones cotizan en las bolsas de Lima y Nueva York, pero no para Inversiones ASPI, al tratarse de una empresa privada no listada. No obstante, en el caso de Cementos Pacasmayo, los precios de mercado observados luego del 16 de diciembre, fecha en que se anunció el acuerdo de venta directa de acciones de Inversiones ASPI con Holcim, comenzaron a incorporar expectativas vinculadas a una potencial OPA y a una prima de control asociada a ese evento específico. Por ello, dicha cotización deja de constituir una referencia plenamente comparable y ordenada de mercado. En consecuencia, desde una perspectiva económica (no considerando las posibles disposiciones legales) resulta técnicamente más apropiado sustentar el valor de mercado principalmente en el método de Flujo de Caja Descontado, utilizando la información bursátil solo como referencia de contraste o elemento complementario de razonabilidad (Ver Anexos para mayor detalle del análisis).	✖	✖

Fuente: Cliente. Elaboración: PwC.

Dos u mig n Ene lopo ID ED8CM< D - 6 fi B2 - 4 124 - BAEE - 8906BEC6165l2 Consideraciones metodológicas ( • / 3 ) Piirti fincs dc nucstrii va1uriz.acicin se hiiii uti1ir.iidu pi înclpiilnlcntc las iiiutudulcigias de \ '.1N.A j FCD primi la clcterniiniici0n tlcl s alur dc nirrcado tle ASPI y Cernentus Piieiisniiiyci, respectii”anientc, ml i dc tliciurnbrr de ăt)z.Ș, tuiiiantlu cn micuta 1:i natiii'ii1cza de sus Metodología de CapitalizaciÓn Bursátil (CB) Cabe señalar que. en 9• eIIos casos en Jos que una compañia coíiza sus acciones en un mercado bu r sátil, el precio por acciÓn observado en dicho mercado puede constituir una referencia razonable para estimar el valor de mercado de su patrimonio. s‹empra que la cotización sea representativa de condiciones de merEado. La validez de dicha referencia depende, entre otros factores, de la liquidez del mercado en el que cotiza la acci ó n, el nivel y frecuencia de transacciones registradas de manera sostenida. el parcenlaje de acciones efectivamente disponible para negociación (Cree lloal y la existencia de condiciones de negociaci ó n ordenadas y no forzadas. Adicionalmente, cuando la cotización cumple con los criterios antes descritas. r esulta relevante considerar la volatilidad del precio de la acción. En tal sentido, es práctica habitual que los valores de r eferencia se determinen sobre la base de promedios observados durante un periodo representativo , y no exclusivamente a partir del precio regislrado en una fecha puntual SlnC[Iy p fivate and pfidential PwC Valorización do Invo‹sioncs ASPI S.A El método de capitalización bursátil consliluye una referencia aceptada para determinar el valor de mercado de acciones, siempre que la cotización observada sea aplicable y comparable a la transacción analizada. En ese sentido. este enfoque podria utilizarse como referencia para Cementos Pacasmayo, cuyas acciones cotizan en las bolsas de Lima y Nueva York, pero no para Inversiones ASPI, al tratarse de una empresa privada no listada. No obstante , en el caso de Cementos Pacasmayo, los precios de mercado observados luego del 16 de diciembre, fecha en que se anunció el acuerdo de venta directa de acciones de Inversiones ASPI con Holcim, comenzaron a incorporar ex pectativas vinculadas a una potencial OPA y a una prima de con mol asociada a ese evenlo especi f ico. Por ello. dicha cotización deja de constituir una referencia plenamente comparable y ordenada de mercado. En consecuencia. desde una perspectiva econ ó mica Uno considerand o las posibles disposiciones legales) resulta técnicamente más apropiado sustenta r el valor de mercado principalmente en el método de Flujo de Caja Descontado, utilizando la información bursátil solo como r eferenc e de contraste o elemento complementado de razonabilidad (Ver Anexos pam mayor detalle del análisis). marzo ZD2G

A-7-39

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones metodológicas (3/3)

Para fines de nuestra valorización se han utilizado principalmente las metodologías de VANA y FCD para la determinación del valor de mercado de ASPI y Cementos Pacasmayo, respectivamente, al 31 de diciembre de 2025, tomando en cuenta la naturaleza de sus operaciones.

Metodología seleccionada	Descripción de metodología	Consideraciones	Inversión ASPI	Cementos Pacasmayo
Equity Research	Los reportes de *Equity Research* corresponden a análisis elaborados por instituciones financieras especializadas en la cobertura bursátil de emisores listados, cuyo objetivo es estimar el valor fundamental de la compañía y formular opiniones de inversión para los participantes del mercado. En el caso de Cementos Pacasmayo S.A.A., la cobertura bursátil ha sido realizada por JP Morgan, Kallpa, ITAU, Inteligo, Larrain Vial y Credicorp Capital, a través de reportes periódicos que incorporan proyecciones financieras y estimaciones de valor bajo enfoques fundamentalistas.	Los informes de *Equity Research* elaborados por distintas instituciones financieras han sido considerados exclusivamente como referencias de contraste transversal. Dichos reportes suelen estimar valores fundamentales bajo un enfoque de FCD, por lo que, desde una perspectiva conceptual, pueden resultar comparables con una participación controlante en CPSAA y reflejar las expectativas de valor de mercado de los participantes del mercado. No obstante, estos informes no determinan el valor ni implican ajustes a los supuestos de los métodos de valorización principales, y su utilización se limita al soporte técnico y a la validación de la razonabilidad de los resultados obtenidos. En línea con el tratamiento de referencias de mercado, su uso es complementario y procede únicamente como elemento de contraste, en particular cuando la información bursátil no constituye una referencia ordenada, representativa o directamente comparable para la transacción analizada. En el caso de Inversiones ASPI, al no ser una compañía que cotiza directamente no se registran este tipo de reportes. Sin embargo, podemos realizar el contraste de forma indirecta al considerar su participación de acciones comunes en Cementos Pacasmayo.	✖	✖

Fuente: Cliente. Elaboración: PwC.

Dos u mig n Ene lopo ID ED8CMN D - 6 fi B2 - 4 1 24 - BAEE - R90fiBEC61659 Consideraciones metodológicas ( 3 / 3 ) Piirti fincs dc nucstrii i'a1uri‹acicin se liiin uti1ir.iidu princlpiilnlcntc las iiiutudulcigias de \ '.1N.A j FCD primi la clcterniiniici0n tlcl s alur dc nirrcado tle ASPI y Cernentus Piieiisniilyci, respectii”anientc, ml i dc tliciurnbrr de ăt)z.Ș, tuiiianclu cn micuta 1:i natiii'ii1cza de sus Los reportes de Equity Research correspond en a análisis elaborados por inzliluciones financieras especializadas en la cobert Ira bursatiI de emisores listados. cuyo obje t ivo es estimar el valor fundamental de la compania y formular opiniones de inversión para los partic ip anles del mercado. En el caso de Cementos Pacasmayo S.A.A., la cobertura bursátil ha sido realizada por J P Morgan. Kallpa, ITAU, Inteligo, Larrain Vial y Credicorp Capital. a traués de reportes periódicos que incorporan proyecciones financieras y estimac i ones de valor bajo enfoques fundamen t alistas. SlnC[Iy p fivate ancl pfidential PwC Valorización do Invo‹sioncs ASPI S.A Los informes de Equity Research elaborados por d \ st›nlas instil \ ciones financ i eras han sido considerados exclusivament e como referencias de contraste transversal. Dichos reportes suelen estimar valores fundát»entales bajD un enfoque de FCD, por lo que, desde una perspectiva conceptual. pueden result‹ur comparables con una pa r( ic‹paciDnControlanle en CPSAA y reflejar las expe c tativa s de valor de mercado de los participantes del mercado. No obstante, estos informes no determinar ef valor ni implican ajustes a los supuestos de tos métodos de valorización principales. y su utilización se limita al 5oDorte lecnico y a la validación de la r azonabilidad de los resultados obtenidos. En linea con el tratamiento de referencias de mercado , su uso es complementaria y procede únicamente como elemento de contraste. en particular cuando la información bursátil no constituye una referencia ordenada, representativa o directamente comparable para fa íransac c iÓn analizada. En el caso de Inversiones ASPI, al no ser una compañia QU8 COtiZa directamente no ce registran este tipo de reportes. Sin embargo, podemos realizar el contraste de forma indirecla al considerar su pa rt icipación de acciones comu n es en Cementos Pacasmayo. ma rzo 2026 40

A-7-40

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Descripción de las principales cuentas – Inversiones ASPI S.A.

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-41

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Para Inversiones ASPI S.A., el ajuste identificado está relacionado con inversiones registradas al costo, las cuales incluyen una participación del 50.01% en Cementos Pacasmayo S.A.A. En consecuencia, aplicamos los valores de mercado calculados de la siguiente manera bajo el método de flujo de caja descontado (para mayor detalle de dicho cálculo, revisar la sección Resultados de valorización - Cementos Pacasmayo S.A.A.):

En miles de PEN	Valor al 100% de las acc. comunes	%	Valor implícito
Valor razonable de mercado ajustado por participación			
Cementos Pacasmayo S.A.A.	3,006,700	50.01%	1,503,650

Tras ajustar las inversiones contabilizadas al costo, el valor de Inversiones ASPI S.A. se estima en 1,352,571 miles de PEN. Luego, se incorpora los ajustes del precio de compra definidos en el SPA correspondiente a la venta directa del 99.99% de las acciones de Inversiones ASPI, con lo cual se obtiene un valor final ajustado de 1,302,900 miles de PEN, así el valor asignable a los accionistas de ASPI quedaría de la forma siguiente:

En miles de PEN	%	Distribución
Eduardo Hochschild	97.34%	1,268,188
Farragut Holdings Inc.	2.66%	34,712
Total		**1,302,900**

En miles de PEN	2025	Ajuste	2025 Ajustado
Activos			
Efectivo y equivalente de efectivo	10,624	-	10,624
Cuentas por cobrar a relacionadas	2	-	2
Activos corrientes	**10,626**	-	**10,626**
Crédito fiscal por impuesto general a las ventas	171		171
Pagos a cuenta del impuesto a la renta	1,451		1,451
Inversiones en subsidiarias, asociadas y otras inversiones	621,683	881,967	1,503,650
Activos no corrientes	**623,305**	**881,967**	**1,505,272**
Total activos	**633,931**	**881,967**	**1,515,898**
Pasivos			
Cuentas por pagar comerciales y diversas	2,956	-	2,956
Obligaciones financieras	44,051	-	44,051
Pasivos corrientes	**47,007**	-	**47,007**
Obligaciones financieras	116,320	-	116,320
Pasivos no corrientes	**116,320**	-	**116,320**
Total pasivos	**163,327**	-	**163,327**
Valor de activos netos	**470,604**	**881,967**	**1,352,571**
Deuda adicional BCP (SPA vs saldo contable)			(9,339)
Gastos de transacción (según SPA)			(73,982)
US$ 10 millones *Threshold* (según SPA)			34,700
Discovered Leakage (según SPA)			(1,051)
Valor post ajustes del prec. de compra			1,302,900
Precio de compra final (según SPA)			**1,640,327**

Fuente: CIQ, PwC, Cliente. Elaboración: PwC.

[1] Adicionalmente, existe una cuenta escrow por 185 millones de PEN deducido de los pagos efectivos al momento del cierre de la transacción de venta directa del 99.99% de las acciones de Inversiones ASPI, cuyo saldo será liberado en fechas futuras según condiciones establecidas en el SPA. El importe del escrow forma parte del valor de la Compañía y entendemos estará sujeto al pago de los impuestos correspondientes una vez sea percibido por los vendedores. Los ajustes provenientes del SPA son ajustes al precio efectivamente acordadas entre partes independientes y tratándose sustancialmente de elementos de deuda, así como aquellos elementos que cualquier partícipe de mercado hubiese considerado para fines de la determinación de valor.

Valor łmplfclto Vat¢tr al 100% da tas acc. comunes En inllas da PEN Valor razonable de mercado ajustado por perticipaclön 1.503,650 50 01% 3,00fi.700 Cementos Paœsmayo S.A.A. DoCu6ign Envølope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 6046BEC618!ž9 Determinación del valor de activos netos ajustados — Inversiones ASPI S.A. Tras ajustar las inversiones contabilizadas aJ costo, el valor de Inversiones ASPI SW. se estima en ›.35a.57 1 m İ les de PEN. Luego, se incorpora los ajustes del precio de compra definidos en ct SPA cOrrespondiente a la VRRta directa del ęq.ęę9£ de las acciones de Inversiones ASPI, con lo cuaJ se obtìene un valor Valor de activos ne!os ajustados de Inversiones ASPI S.A. Para Inversiones ASPI S.A., el ajuste identificado está relacionado con inversiones registradas ài costo, las cuales íncluyen una participación del s ι * ß en Cementos Pacasmayo S.EA. En consecuencia, aplicamos los valores de mercado calculados de la siguiente manera bajo el método de flujo de caja descontado (para mayor detalle de dicho cúlculo, revisar la sección Resultados de valorización - Cementos Pacasmayo S.EA.): invørsionaa 2025 A i« stado 10.624 - 10.624 E n miles de PEN Efectivo y equivalente de efectivo 2 - 2 Cuentas par œbrar a relacionadas 10,626 - 10,626 171 171 CrêditD fISC II ț70ł" İfTl U€ \ StO g€ \ ł”IBŒl B IBS ventas 1,451 1,451 Pagos a cuen@ del impuesto a la renta 1,503,65ß 881,967 62 1 .683 Inversiones en subsidiarias, asociadas y of ’* S 5D5 Z72 881 967 B23 Act voa no co SU 898 BB1 B87 633 Total activos Paslvos 2.956 2,956 Cuentee par pagar œmercie!øs y divereas 051 051 Obłi aciones financieras OOT 007 Paslvoecorrientss 320 320 Obli in 329 320 1B3 327 - 1B3,ZZ7 Total gasivos 1,30ż,571 B81,967 47Q,604 VaIOr de activos notos (9,339) Deuda adicional BCP (SPA ve saldo œntabłe) (73,982) Gastos de traneacciòn (según SPA) USS 10 millones 7hresho/d (según SPA) [1,051) Discovered Leakage (segùn SPA) final ajustado de •.3 O2,qoo miles de PEN, asi el valor asignable 1,302,900 Vator post ajustes del prcc. de œmpra a los accionistas de ASPI quedaría de la forma siguiente: 1,640,327 Precio de compra final (según SPA) En miles de PEN % Dlstrlbucion Eduardo Hochschild 97.34 ƒ Á 1,26B, 188 Farragut Holdings Inc. 2.66% 34,712 Total 1,302,900 F' ' ti ehte:Cł@, DC, Clà' rt te. ülubarución: P co C. ‘Aóîci‹›nalmente, existc Hna cucnta esrrm yor 8$ miilows ttc PIN dedut - ido dv los pag«s cfècti 'or al momtnto del cicrze d€ IB transccción de xVnta dlrecLz dcl p9.99d üe Tar acnones dc Inv«n on«s AJsPt, cu}^u aaldo scrń tibemdo en fechaa futuraa scpún condicîoncs e8lablecidas en cl SPA. El in perte del escrow forma parte Oeł valor üe Ïa CooipañÏa y entendemoa estarń sujeto aJ pago de has in pucsto6 of ajx›tłdi«ntc' unu xw aa Porcihì‹Ju pur vcnû‹€H lxv aj \ s \ cv pmvcmicnt Al ûPAu›n Țtwl JJ pr ci‹› cfcchxwmcntu ocurJad tntrt}xiV 1nJtpundi»n \ «s }' lretún‹t‹ suatancialmcntcdv elcmentos dc deudn, an como aqucllos elcmcnios que cualquiri participe de mercødo hiibicse considcwdo purn fines de la detcrminnciòn de inior. PwC ValorizaCión de Inversiones A2PI G.A. țg

A-7-42

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Rango de valores ajustados – Inversiones ASPI S.A.

Rango de valores ajustados de Inversiones ASPI S.A.

De manera complementaria, y con fines de contraste y corroboración de razonabilidad, se han incorporado rangos derivados de múltiplos de mercado *trailing* y *forward* de empresas comparables, así como un rango basado en las recomendaciones de analistas (*equity research*) disponibles, considerando información tanto previa como posterior al anuncio del acuerdo relevante. Adicionalmente, se ha analizado la evolución del precio de la acción común de Cementos Pacasmayo en los periodos pre (ajustada por una prima de control) y post anuncio, utilizándola como referencia de mercado.

Valor del patrimonio pre ajustes de SPA
Valor del patrimonio post ajustes de SPA
DCF
Trailing Comparables
Forward Comparables
Equity Research - post anuncio
Equity Research - pre anuncio
Precio medio post anuncio
Precio medio pre anuncio
1,253
1,455
1,322
1,412
1,079
1,267
1,354
1,411
735
1,028
1,298
1,427
708
874
FCD Base
1,353 millones de PEN
1,204
1,405
1,272
1,363
1,030
1,217
1,304
1,362
685
978
1,248
1,378
659
825
FCD Base
1,303 millones de PEN

Fuente: Cliente. Elaboración: PwC.

Ranga de valores ajustados de inversiones ASPI S.A. Para Inversioncs ASPI, Rl rango de valor principal presentado en el grúfico abajo se ha construido a partir del valor obtenido mediante el método de stand - alone PCD (no íncorpora sìnergias específicas de un adquírente particular o beneficios exclusivos no disponibles para otros participantes de mercado) aplicado a CPSAA, considerando una sensibilización de la tasa de descuento (WACC) de mo.of, la cual se ímplementó a través de variaciones en el beta desapalancado y en la estructura de capital objetivo. Este rango constitute la referencia central de valorizacìón, en línea con cl carácter controíante de la participación analizada. De manera complementaria, y con fines de conWaste y corroboraci6n de razonabilidad, se han incorporado rangos derivados de múltiplos de mercødo hxiífinq yfortønifi de empresas comparables, así como un rango basado en las recomendaciones de analístas (equity research disponibles, considerando informaci6n tanto previa como posterior al anuncio del acuerdo relevance. Adicionalmente, se ha analizado la evolución del precio de la acción común de Cementos Pacasmayo en los periodos pre (ajustada por una prima de control) y post anuncio, utilizándola como referencia de mercado. V or cle I patritconio pre ‹njustcs d o SPA DCF 1.204 1,405 DoCu6ign Env0lope ID. ED8G5d4D - 65B2 - 41 24 - BAEE - 60d6BEC61859 Rango de valores ajustados — Inversiones ASPI S.A. Tre›1‹ng Compeæbtee FoMard Comp8rablø9 Equiíy Reseamh - post anunclo Equity Research - pre anuncio Prøcio media post anuncio Pæcio madio pre anuncio Puente: Cliente. k.’labor ri ctûit: PwC. PLC ValorîzacJón de lnversi0nes A2PI G.A. 735 708 1,ß79 874 1,322 1,412 , 1,267 1,354 1.411 1.028 › 1.298 1,427 FCD Bese 1,353 millones de PEN 1,272 1.363 1,030 1 217 1,304 › 1.362 685 978 › 1,248 1,378 FCD Base 1,303 millones de PEN

A-7-43

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones generales de valorización	
Plazo de proyección	Las proyecciones son anuales y cubren un horizonte de diez años. Luego de dicho plazo de proyección, se consideró que el negocio continuará operando, por consiguiente, la valorización consideró la estimación de un valor terminal.
Periodicidad	Las proyecciones son anuales.
Moneda	Los estados financieros de la Cementos Pacasmayo se presentan en PEN, al igual que las proyecciones proporcionadas por la Gerencia, las cuales se encuentran expresadas en PEN nominales.
Base de supuestos	Se trabajó utilizando como base las proyecciones proporcionadas por la Gerencia de Cementos Pacasmayo. Los supuestos se basan en: i) Planes de negocio de la Gerencia, ii) El análisis del desempeño histórico del negocio y sus tendencias, iii) El análisis de la información financiera de compañías públicas comparables para la determinación de la tasa de descuento, iv) La perspectiva de un tercero independiente respecto a las variables macroeconómicas, v) Se utilizó información pública de la acción común de Pacasmayo (CPSAAC1), incluyendo reportes de clasificación de riesgo, análisis elaborados por entidades financieras e información dirigida a inversionistas, entre otras fuentes relevantes.
Líneas de negocios	Las proyecciones de flujos de caja se sustentan en las estimaciones de la Gerencia respecto de los precios y volúmenes de cemento. En ese contexto, Cementos Pacasmayo reporta dos segmentos operativos: (i) la producción y comercialización de cemento, concreto, pavimento, mortero y prefabricados en el norte del Perú, y (ii) la comercialización de suministros para la construcción en la misma región.
Impuestos y participaciones de los trabajadores	**Participación de trabajadores** • Las proyecciones del gasto de personal incluyen el gasto por participación de trabajadores. • La participación de trabajadores se calcula aplicando una tasa de 9.68% sobre el EBIT operativo. Esta tasa representa un promedio ponderado, considerando que las empresas industriales pagan un 10% de participación, mientras que las empresas comerciales y de distribución pagan un 8%. **Impuesto a la renta** • Para el negocio en Perú, se consideró la tasa legal de impuesto a la renta de 29.5% sobre la base imponible.

Fuente: Cliente. Elaboración: PwC.

Dos usiqa Ene Inpa ID. ED8CMN D - 6 fi B2 - 4 124 - BAEE - 8906BEC61659 Supuestos generales de valorización — Cementos Pacasmayo S.A.A. (1/2) Plazo de proyección Periodicidad Moneda Base de supuestas Lineas de negocios Impuestos y pa&cpaciones de los trabajadores Las proyecciones son anuales y cubren un horizonte de diez años. Luego de dicho plazo de proyección. Se consideró que el negocio conlinu0rá operando. por consiguiente, la valorización consideró la eslim ación de un valor terminal. Las proyecciones son anuales. Los estados financieros de la Cementos Pacasmayo se presentan en PEN, al igual que las proyecciones proporcionadas por la Gerencia, las cuales se encuentran expresadas en PEN nominales. Se trabajó utilizando como base las proyecciones proporcionadas por la Gerencia de Cementos Pacasmayo. Los supuestos se basan en: i) Planes de negocio de la Gerencia, El análisis del desempeño histórico del negocio y sus tendencias, ) El análisis de la información financiera de compañías públicas comparables para la dete rm inacion de la tasa de cescuenlo, iv) La perspectiva de un tercero in dependiente respecto a tas variables macroeconómicas. v) Se utilizó información pública de la acción comú n de Pacasmayo {CPSAAC1 ), incluyendo reportes de clasificación de riesgo , análisis elaborados por enlidades financieras e informaciÓn dirigida a inversionistas, entre otras fuentes relevantes. Las proyecciones de flujos de caja se sustentan en las estimaciones de la Gerencia respecto de los precios y volúmenes de cemento. En ese oontexlo , Cementos P acasmayo r eporta dos segmentos operativos! (i) la producción y comercialización de cemento, conc r eto. pavimento, mortero y prefa b ricados en el norte del Perú, y (ii) la comercialización de suministros para la construcción en la misma regiDn. Participación de trabajadores Las oroyecciones del gasto de perso n al incluyen el gasto por participación de tra bajadares • La participación de trabajadore s se calcula ,aplicando una tasa de 9.6B% sobre el EBIT operativa. Esta tasa represenla un pro dio ponderado. CDnsiderando que las em presas industriales pagan un 10% de participación, mientras que las empresas comerciales y de dislribuciÓn P^8 ón UD 8*/ Impuesto a la renta Para el negoc i o en Perú. se consideró la lasa legal de impuesto a la renta de 29.5% sobre la base imponible. SlnC[Iy pfivate and pfidential PwC Valorización do Invo‹sioncs ASPI S.A ma rzo 2D2G

A-7-44

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones generales de valorización	
CapEx	En el caso de los activos tangibles, la proyección consideró el ratio histórico promedio de CapEx sobre ventas del periodo 2021-2025, excluyendo 2023 por tratarse de un año excepcional, en el que las inversiones estuvieron por encima del nivel de operación normal. Este ratio fue asignado a las principales clases de activos de la Cementos Pacasmayo, incluyendo edificaciones, otras construcciones, maquinarias y equipos, unidades de transporte, equipos de cómputo y herramientas. En el caso de los activos intangibles, la proyección consideró el ratio histórico promedio de CapEx sobre ventas del periodo 2023-2025. Este ratio fue asignado a las principales clases de activos de la Cementos Pacasmayo, incluyendo aplicaciones informáticas, intangibles de duración limitada e ilimitada y costos de exploración y evaluación minera.
Tasa de descuento	**Moneda de la tasa de descuento** Dado que la proyección del flujo de caja libre desapalancado es realizado en PEN, la tasa de descuento (WACC) utilizada en la presente valorización tuvo la misma moneda. **Tasas de descuento aplicadas** La tasa de descuento (WACC) en PEN nominales y después de impuestos es de 9.25%. El detalle del cálculo de la tasa de descuento se encuentra en los Anexos.
Valor terminal	Para reflejar que el negocio continuará operando en el futuro, luego del horizonte de proyección, la valorización considera la estimación de un valor terminal o residual. Este valor se calcula aplicando un modelo financiero de uso y aceptación general para la valorización de negocios en marcha: anualidad de crecimiento perpetuo. Para la estimación de dicha anualidad, se asume que el negocio crecerá a una tasa perpetua de 2.2% basada en la Inflación a largo plazo del Perú según la Encuesta de Expectativas del BCRP.

Fuente: Cliente. Elaboración: PwC.

Dos usiqa Ene Inpa ID. ED8CMd D - 6 fi B2 - 4 124 - BAEE - R906BEC6145l2 Supuestos generales de valorización — Cementos Pacasmayo S.A.A. (2J2) CapEx Tasa de descuento Valor terminal En el caso de los activos tangibles, la proyección consideró el ratio histórico promedio de CapEx sobre ventas del periodo 2021 - 2025, excluyendo 2023 por matarte de un año excepcional, en ef que las inversiones estuvieron por encima del nivel de operación normal. Este ralio fue asig nado a las principales clases de activos de la Ceme n tos Pacasmayo, incluyendo edificaciones, otras construcciones, maquinarias y equ pos, unidades de transporte, equipos de cómputo y herramienta s. En el caso de los activos intangibles, la proyección consideró el ratiD hÍstóricD promedio de CapEX sDbre ventas del periodo 2023 - 2025. Este ratio fue asignado a las principales clases de activos de la Cementos Pacaemayo, incluyenclo aplicaciones informáticas. intangibles de duración limitada e ilimitada y cos los de exploraciÓn y evaluación minera. Moneda de la tasa de descuento Dado que la prDyección del flujo de caja libre desapalancado es realizado en PEN, la íasa de descuento (WACC) utilizada en la presente valorización tuvo la misma moneda. Tasas de descuento aplicadas La lasa de descuento ( WACC) en PEN nominale s y después de impuestos es de 9.25% El detalle del cálculo de la tasa de descuento se encuenka en los Anexos. Para rehejar que el negocio continuará operando en el fulu r o, luego del ho r izonte de proyección, la valorización considera la estimación de un valor terminal o residual. Este valor se calcula aplicando un modelo financiero de uso y aceptación general para la valorización de negocios en marcha: anualidad de crecimiento perpetuo. Pida la estimáGiDn de dicha anualidad. se asume que el negocio crece‹ó a una la sa perpetua de 2.2% basada en la inflación a largo plaza del Perú según la Encuesta de Expectativas del BCRP. StnC[ly pfivate ancl pfidential PwC Valorización do lnvo‹siorics ASPI S.A mano ZD2G q5

A-7-45

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al volumen de cemento - Cementos Pacasmayo S.A.A.

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-46

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al precio de cemento y los ingresos - Cementos Pacasmayo S.A.A.

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-47

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al costo de ventas - Cementos Pacasmayo S.A.A. (1/2)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-48

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al costo de ventas - Cementos Pacasmayo S.A.A. (2/2)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-49

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al SG&A - Cementos Pacasmayo S.A.A. (1/3)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-50

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al SG&A - Cementos Pacasmayo S.A.A. (2/3)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-51

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al SG&A - Cementos Pacasmayo S.A.A. (3/3)

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-52

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al EBITDA - Cementos Pacasmayo S.A.A.

EBITDA resultante

26.3%
26.6%
25.6%
26.5%
26.8%
25.5%
26.4%
26.4%
25.2%
26.0%
566
598
601
651
686
676
723
747
737
785
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
EBITDA
Mg EBITDA

Fuente: Cliente. Elaboración: PwC.

DoCustgn Envelope ID: ED8G5d40' - 65B2 - 4124 - BAEE - 8046BEC81Bíí9 Supuestos relacionados al EBITDA Cementos Pacasmayo S.A.A. EBITDA resultante EL EBITDA es equivalente al margen bruto menos los gastos de administración y de venta, más la depreciación y amortización del periodo. A continuación, se presenta et EBITDA (en millones de PEN) y margen EBITDA (en porcentajes) resultante: 2026 2027 Puente: Cliente. l•.’lahornciúii: XC. S¢rictly private end contdontial PwC valoñzasióri de inversiones AbPI G.A. 2078 2029 2030 2031 - EBITDA Mg EBITDA 26 2fi32 26 2033 203‹ 2fi35 marzo 2028 53

A-7-53

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Cuentas de capital de trabajo

- Cuentas por cobrar comerciales: se estimaron a partir de los ingresos proyectados, asumiendo un período promedio de cobranza de 24.8 días. Los días utilizados corresponden al promedio implícito observado en 2024 y 2025.
- Inventarios: se proyectaron en función de los costos de venta estimados, considerando un período promedio de inventario de 211.9 días. Los días utilizados corresponden al promedio implícito observado en 2024 y 2025.
- Gastos pagados por anticipado: su estimación tomó como referencia los ingresos proyectados y contempló un período promedio de 2.1 días. Los días utilizados corresponden al promedio implícito observado en 2024 y 2025.
- Cuentas por pagar comerciales: se calcularon considerando los costos de ventas proyectados y un período promedio de pago de 75.0 días. Los días utilizados corresponden al promedio implícito observado en 2024 y 2025.

Variación de capital de trabajo (en millones de PEN)

-63
-31
-35
-28
-33
-34
-25
-33
-38
-30
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035

Fuente: Cliente. Elaboración: PwC.

DoCu6ign Envelope ID. ED8G5d4Cr - 65B2 - 4124 - BAEE - 60d6BEC618íí9 Supuestos relacionados al capital de trabajo Cementos Pacasmayo S.A.A. Cuentas de capital de trabajo Para el capital de trabajo, se utilizaron los siguientes supuestos: • ('l l. l l l ‹li ] J' il '.'' iÍ 't*• i i ‹ i '! ‹ i:! í - : se estimaron a partir de los ingresos proyectados, asumiendo un período promedio de cobranza de zq.8 días. Los días utilizados corresponden al promedio implícito observado en z •4 › *•=s - n iii.i rt se proyectaron en función de los costos de venta estimados, considerando un período promedio de inventario de zH.9 días. Los días utilizados corresponden al promedio implícito observado en rozó y ao zs - • í i, i : ›> ›: i¿.i‹l‹ ›. - ¡ » u : i iii i i¡›, 1 su estimarión tomó como referencia los ingresos proyectados y contempló un período promedio de z.i días. Los días utilizados corresponden al promedio implicito observado en zozq y 2o *s - • Ç l1‹ 111, * ]1' il { *: l1 ‹ J1i i iu 1.. : S e calcularoo considerando Tos costos de ventas proyectados y un periodo promedio de pago de 7 5 .o días. Los días utilizados corresponden al promedio implícito observado en zozd y •••s - Variación de capital de trabajo (en millones de PEN) 2026 2027 F enfe: Cliente. P.laborriciúii: PwC. S¢rictly private end contdontial Pw'C valoñzasióri de Inversiones A2PI G.A. 2058 2629 2Q30 2Q31 2032 2033 2034 2035

A-7-54

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Supuestos relacionados al PP&E e Intangibles - Cementos Pacasmayo S.A.A.

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-55

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Impuesto a la renta

- Impuesto a la renta (IR): la estimación se calculó tomando como base imponible la utilidad operativa de cada ejercicio y la aplicación de la tasa legal de impuesto a la renta (29.50%).

-126.0
-133.4
-131.9
-148.6
-158.3
-153.5
-164.7
-170.1
-165.1
-176.5
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035

Fuente: Cliente. Elaboración: PwC.

DoCustgn Envelope ID - ED8G5d4Cr - b5B2 - 4124 - BAEE - 6046BEC61Bíí9 Supuestos relacionados al Impuesto a la renta Cementos Pacasmayo S.A.A. Impuesto a la renta Para ra estimación del impuesto a la renta, se utilizaron los siguientes supuestos: Í 111[lt l'. - i • ' ‹l ) it t i. i i i. i 1 ' J ! la estimación se calcul6 tomando como base imponible la utilidad operativa de cada ejercicio y la aplicación de la tasa legal de impuesto a la renta ( =s - s ol). 2D26 2027 PAD valorizasion de lnvarsi0no8 AbPI G.A. 2g28 2029 2030 2031 2D32 2OS3 203 - 1 17 5 2035

A-7-56

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Estado de resultados proyectados - Cementos Pacasmayo S.A.A.

En millones de PEN	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
(+) Ventas netas	1,950	1,978	2,117	2,153	2,252	2,351	2,454	2,562	2,647	2,735	2,826	2,920	3,016
(-) Costo de ventas	-1,261	-1,250	-1,310	-1,312	-1,376	-1,455	-1,505	-1,572	-1,645	-1,699	-1,762	-1,845	-1,906
Utilidad bruta	**689**	**729**	**807**	**841**	**876**	**896**	**950**	**990**	**1,002**	**1,036**	**1,063**	**1,075**	**1,110**
(-) Gastos de administración	-232	-253	-292	-309	-316	-334	-331	-336	-356	-352	-358	-378	-376
(-) Gastos de ventas y distribución	-70	-81	-93	-105	-108	-115	-115	-118	-126	-126	-128	-137	-136
EBIT	**388**	**394**	**423**	**427**	**452**	**447**	**504**	**536**	**520**	**558**	**577**	**560**	**598**
(+) Depreciación y Amortización	141	154	154	139	146	154	148	150	156	164	170	177	187
EBITDA	**529**	**548**	**577**	**566**	**598**	**601**	**651**	**686**	**676**	**723**	**747**	**737**	**785**
Otros gastos operativos, neto	-14	-3	-75	-	-	-	-	-	-	-	-	-	-
Deterioro por baja de propiedad, planta y equipo	-37	-	-	-	-	-	-	-	-	-	-	-	-
Ingresos financieros	7	6	11	-	-	-	-	-	-	-	-	-	-
Costos financieros	-104	-100	-93	-80	-74	-68	-110	-61	-56	-52	-47	-42	-37
Ganancia neta por instrumentos financieros derivados a valor razonable	0	-	-	-	-	-	-	-	-	-	-	-	-
Pérdida neta acumulada por liquidación de instrumentos derivados a valor razonable con cambios en resultados	-	-	-	-	-	-	-	-	-	-	-	-	-
Ganancia (pérdida) neta por diferencia en cambio	5	-1	3	-	-	-	-	-	-	-	-	-	-
Utilidad antes de impuestos	**246**	**296**	**268**	**347**	**379**	**379**	**393**	**475**	**464**	**507**	**530**	**518**	**561**
Impuesto a la renta	-101	-111	-125	-129	-141	-141	-147	-177	-173	-189	-198	-193	-209
Impuesto a la renta diferido	24	13	12	15	17	17	18	21	21	23	24	23	25
Utilidad neta del ejercicio	**169**	**199**	**154**	**233**	**254**	**255**	**264**	**319**	**312**	**340**	**356**	**348**	**377**

Fuente: Cliente. Elaboración: PwC.

3,016 2,920 2,826 2,735 2,647 2.562 2,454 2.351 2.252 2,153 2,117 1,978 1,950 (+) Ventas netas - 1,906 - 1.845 - 1,762 - 1.699 - 1,645 - 1.572 - 1,505 - 1.455 - 1,376 - 1.312 - 1,310 - 1,250 - 1,261 ( - ) Costo de venta s 1,110 1,075 1,063 1.036 1,002 990 950 895 876 841 807 729 6B9 Utilidad bruta - 376 - 378 - 358 - 352 - 356 - 336 - 331 - 334 - 316 - 309 - 292 - 253 - 232 ( - ) Gastos de administración - 126 - 137 - 128 - 126 - 126 - 118 - 115 - 115 - 1O8 - 105 - 93 - 81 - 70 ( - ) Gastas de ventas y distribución 598 560 577 558 520 536 504 447 452 427 423 394 3B8 EBIT 187 177 170 1b4 156 150 148 154 146 139 154 154 141 (+} Depreciación y Amort|za ción 785 737 747 723 676 686 651 601 598 566 577 548 529 EBITDA - 75 - 3 - 14 Olros gastos operativos. nelo Deterioro gDf baja de propiedad, — - 37 planta y equipo 1 1 b 7 Ingresos financieros - 27 - 42 - 47 - 52 - 56 - 61 - 110 - 6B - 74 - 80 - 93 - 100 Coslos financieros - 1D4 Ganancia neta por instrumentos financieros derivados a valor razonable Pérdida neta acumulada por |iquidación de inslrumenlas derivados a valor razonable con cambio s en resultados 3 •1 5 Ganancia ( pérdida) neta por diferencia em cambio 561 518 530 507 464 475 393 379 379 347 268 296 246 Utilidad antes de impuestos - 209 - 193 - 198 - 189 - 173 - 177 - 147 - 141 - 141 - 129 - 125 - 111 - 101 Impuesto a la renta 2 23 24 23 _21 21 18 17 17 15 12 _13 24 Impuesto a ia renta diferido 377 248 356 340 312 319 264 255 254 233 154 19B 169 Utilidad neta del ejercicio Doc usign Envolopo ID. £ D8C 5d4 D - 6fi B2 - 41 24 - BAEE - 9846BEC61659 Estado de resultados proyectados - Cementos Pacasmayo S.A.A. Slnctly private and confidentia l PwC Valorización de lnvo‹siones AGPI S.A ramo ZOZ6 57

A-7-57

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

En millones de PEN	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Activo													
Efectivo y equivalente de efectivo	90	73	54	131	57	186	13	186	70	275	186	72	3
Otros instrumentos financieros	-	-	-	-	-	-	-	-	-	-	-	-	-
Cuentas por cobrar comerciales y diversas, neto	100	131	147	146	153	159	167	174	180	185	192	198	205
Pagos a cuenta del impuesto a la renta	4	8	25	25	25	25	25	25	25	25	25	25	25
Inventarios, neto	791	774	707	762	799	842	873	912	955	984	1,023	1,071	1,107
Gastos pagados por anticipado	7	7	18	13	13	14	14	15	16	16	17	17	18
Activo corriente	**992**	**992**	**950**	**1,077**	**1,047**	**1,226**	**1,092**	**1,312**	**1,245**	**1,485**	**1,442**	**1,383**	**1,357**
Cuentas por cobrar a partes relacionadas, neto	43	43	28	28	28	28	28	28	28	28	28	28	28
Inversiones financieras al valor razonable	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Otros instrumentos financieros	-	-	-	-	-	-	-	-	-	-	-	-	-
Propiedades, planta y equipos, neto	2,099	2,031	2,006	2,002	1,998	1,994	1,991	1,990	1,990	1,988	1,988	1,988	1,987
Intangibles, neto	63	64	63	64	63	61	72	84	95	105	112	118	122
Crédito mercantil	4	4	4	4	4	4	4	4	4	4	4	4	4
Activo por impuesto a la renta diferido	11	22	35	47	60	74	88	104	120	138	157	175	195
Activos por derecho de uso, neto	8	9	17	17	17	17	17	17	17	17	17	17	17
Otros activos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Activo no corriente	**2,229**	**2,174**	**2,154**	**2,163**	**2,172**	**2,179**	**2,200**	**2,228**	**2,255**	**2,281**	**2,307**	**2,332**	**2,354**
Activo total	**3,222**	**3,166**	**3,103**	**3,239**	**3,219**	**3,406**	**3,292**	**3,540**	**3,500**	**3,766**	**3,749**	**3,715**	**3,711**

Fuente: Cliente. Elaboración: PwC.

Doc uaign Envo1opa ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 6846BE C 61658 Estado de situación financiera proyectados - Cementos Pacasmayo S.A.A. (1J2) E i› rT»IIones de PE N Aclivo Efectivo y equivalente de efectivo Olros instrumentos financie r os Cuentas por cobrar comerciales y diversas, neto Pagos a cuenta del impuesto a la renta Inventarios, nato Gastos p agados por anticipado Activo cctrrienta Cue n tas por cobrar a partes relacionadas, neta Inversiones financieras al valor razonable Ofros inetrumentos financieroe Propiedades, p lanta y e quipos, neto Intan 8 ibles, neto Crédi \ o mercantil Activo por impuesto a la rema diferido A c tivos pof derecho de uso, neto Olros activos Activo no corriente Activo total 3 72 186 275 70 186 13 186 57 131 54 73 9D 205 198 192 185 1BO 174 167 159 153 14b 147 131 100 25 25 25 25 25 25 25 25 25 25 25 8 4 1,107 1,071 1,023 984 955 912 873 842 799 762 707 774 791 18 17 17 }6 16 15 14 14 13 13 18 7 7 1,357 1,383 1,442 1,485 1,245 1,312 1,sgz 1,z2g 1,047 1,077 85D B92 BB2 28 2B 28 28 28 28 2B 2B 28 28 2B 43 43 0.2 0.2 0.2 D.2 0.2 0.2 0.2 D.2 0.2 D.2 0.2 0.2 0.2 1,987 1.988 1,988 1,988 1,990 1.990 1,991 1,994 1,998 2,002 2,006 2,031 2,099 122 118 112 105 95 84 72 61 ó3 64 63 64 63 4 4 4 4 4 4 4 4 4 4 4 4 4 195 175 157 138 120 104 88 74 ó0 47 35 22 11 17 17 17 17 17 17 17 17 17 17 17 9 0 0.1 0.1 0 1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0 1 0.1 2,35t 2,332 2,307 2,281 2,255 2,228 2,200 2,179 2,172 2,163 2,154 2,174 2,229 3,711 3,715 3,749 3,766 3,500 3,540 3,292 3,406 3,219 3,239 3,103 3,186 3,222 Str*ctly private and confidential PwC Valorización de Inversiones ASPI El.A marzo 2D26 58

A-7-58

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

En millones de PEN	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Pasivo													
Cuentas por pagar comerciales y diversas	232	242	284	270	283	298	309	323	338	348	362	379	392
Obligaciones financieras	383	458	532	502	473	443	382	352	322	291	261	231	201
Pasivos por arrendamiento	4	3	5	5	5	5	5	5	5	5	5	5	5
Impuesto a la renta por pagar	14	18	4	4	4	4	4	4	4	4	4	4	4
Provisiones	57	44	48	48	48	48	48	48	48	48	48	48	48
Pasivo corriente	**689**	**766**	**873**	**828**	**812**	**797**	**748**	**731**	**716**	**696**	**680**	**666**	**649**
Obligaciones financieras, no corriente	1,190	1,035	880	830	781	732	632	582	532	482	432	381	331
Pasivos por derecho de uso, no corriente	4	6	11	11	11	11	11	11	11	11	11	11	11
Pasivos por impuestos diferidos	27	28	29	29	29	29	29	29	29	29	29	29	29
Otros pasivos, no corriente	121	118	119	116	112	109	105	100	96	91	86	81	76
Pasivo no corriente	**1,342**	**1,187**	**1,039**	**987**	**934**	**881**	**777**	**723**	**668**	**613**	**558**	**503**	**448**
Total pasivo	**2,032**	**1,953**	**1,912**	**1,815**	**1,746**	**1,678**	**1,525**	**1,454**	**1,384**	**1,309**	**1,238**	**1,169**	**1,096**
Patrimonio													
Capital social	424	424	424	424	424	424	424	424	424	424	424	424	424
Acciones de inversión	40	40	40	40	40	40	40	40	40	40	40	40	40
Acciones de inversión en tesorería	-121	-121	-121	-121	-121	-121	-121	-121	-121	-121	-121	-121	-121
Capital adicional	433	433	433	433	433	433	433	433	433	433	433	433	433
Reserva legal	169	169	169	169	169	169	169	169	169	169	169	169	169
Otros resultados integrales acumulados	-16	-17	-17	-17	-17	-17	-17	-17	-17	-17	-17	-17	-17
Resultados acumulados	262	285	264	497	546	800	840	1,159	1,189	1,529	1,584	1,618	1,688
Patrimonio neto	**1,190**	**1,213**	**1,191**	**1,424**	**1,473**	**1,727**	**1,767**	**2,086**	**2,116**	**2,456**	**2,512**	**2,545**	**2,615**
Total pasivo y patrimonio	**3,222**	**3,166**	**3,103**	**3,239**	**3,219**	**3,406**	**3,292**	**3,540**	**3,500**	**3,766**	**3,749**	**3,715**	**3,711**

Fuente: Cliente. Elaboración: PwC.

2U33 “ZO J4 2OJ3 Z032 203 1 20J 0 2OZO 2028 y 027 “2026 2U?3 2024 JUN 3 E i› millones dr PE N 392 379 362 348 338 323 309 298 283 270 284 24Z 232 Cuentas por pagar comerciales y diversas 201 231 261 291 322 352 382 443 473 502 532 45B 3B3 Obligacionesfinancieras 5 5 5 5 5 5 5 5 5 5 5 3 4 Pasivosporarrendamiento 4 4 4 4 4 4 4 4 4 4 4 1B 14 Impuestoalarantaporpagai Provisiones 57 44 48 48 48 48 48 4 8 48 48 48 48 4 8 649 66B 6B0 B96 716 731 74B 797 812 B2B s 3 les las Pasivocorriente 331 381 432 482 532 582 632 732 781 830 880 1,03d 1,190 ObligaCionesfinancieras, no corriente 11 1 1 1 11 11 11 1 1 1 1 11 11 1 1 6 4 Pasivas por derecho de uso, no corriente 29 29 29 28 29 Z9 29 29 29 29 29 2B 27 Pasivos por impuestos diferidos Otros pasvos , na corrje nte 121 11 8 119 1 16_ \ 12 10 9 1 0 5 1O 0_ 96 91 8 6 81 76 448 503 Ș58 613 668 723 777 881 934 987 1,039 1,187 ‘1,342 Pasivo no corriente 1,096 1,169 1,238 1,309 1.384 1,454 1,525 1.678 1,746 1,815 1.912 3,953 2,032 Total pasivo P«atrinJo z io 424 424 424 424 424 424 424 424 424 424 424 424 424 Capital social 40 40 40 4O 40 40 4D 40 40 40 4D 40 d0 Acciones de inversión - 121 - 121 - 121 - 121 - 121 - 121 •121 - 121 - \ 21 - 121 - 121 •121 - 121 Accione s de inversión en tesorería 423 433 433 433 433 433 433 433 433 433 433 433 433 Capital adicional 169 169 169 169 ›6g 169 ›69 169 169 169 169 169 169 Reserva legal - 17 - 17 - 17 - 17 - 17 - 17 - 17 - 17 •17 - 17 - 17 - 17 - 16 Olros resultados integrales acumulados 1,688 1.618 1,584 1.529 1.189 1.159 840 800 546 497 264 285 262 Resu1tados acumulados 2,615 2,545 2,512 2,456 Z,116 2,086 1,767 1,727 1,473 1,424 1,191 1,213 ‘1,190 Patrimonio neto 3,711 3,715 3,749 3,766 3,509 3,540 3,292 3,406 3,219 3,239 3,103 3,166 3,222 Total pasivo y patrimonio Doc uaign Envo1opri ID. £ D8C 5d4D - 65B2 - 41 24 - BAEE - 8846BE C 6165g Estado de situación financiera proyectados - Cementos Pacasmayo S.A.A. (2J2) Str*ctly private and confidential PwC Valorización de Inversiones ASPI El.A mavo2DZ6 59

A-7-59

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

En millones de PEN	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	VT
Ventas netas	2,153	2,252	2,351	2,454	2,562	2,647	2,735	2,826	2,920	3,016	3,084
(-) Costo de ventas	-1,312	-1,376	-1,455	-1,505	-1,572	-1,645	-1,699	-1,762	-1,845	-1,906	-1,949
Utilidad bruta	**841**	**876**	**896**	**950**	**990**	**1,002**	**1,036**	**1,063**	**1,075**	**1,110**	**1,135**
Margen bruto	39.05%	38.88%	38.10%	38.70%	38.65%	37.86%	37.87%	37.63%	36.81%	36.80%	36.80%
(-) Gastos de administración	-309	-316	-334	-331	-336	-356	-352	-358	-378	-376	-384
(-) Gastos de ventas y distribución	-105	-108	-115	-115	-118	-126	-126	-128	-137	-136	-139
Utilidad (pérdida) operativa	**427**	**452**	**447**	**504**	**536**	**520**	**558**	**577**	**560**	**598**	**612**
Margen operativo	19.83%	20.09%	19.02%	20.52%	20.94%	19.66%	20.42%	20.41%	19.17%	19.83%	19.83%
(+) Depreciación y amortización	139	146	154	148	150	156	164	170	177	187	191
EBITDA	**566**	**598**	**601**	**651**	**686**	**676**	**723**	**747**	**737**	**785**	**803**
Margen EBITDA	26.28%	26.56%	25.56%	26.54%	26.79%	25.54%	26.43%	26.43%	25.25%	26.03%	26.03%
(-) Impuestos	-126	-133	-132	-149	-158	-154	-165	-170	-165	-176	-180
(+/-) Variación de capital de trabajo	-63	-31	-35	-28	-33	-34	-25	-33	-38	-30	-21
(-) CapEx	-136	-142	-148	-155	-161	-167	-172	-178	-184	-190	-191
FCFF	**241**	**291**	**286**	**320**	**334**	**322**	**361**	**366**	**350**	**389**	**410**
Valor terminal											**5,850**
WACC	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%	9.25%
Factor de descuento	0.92	0.84	0.77	0.70	0.64	0.59	0.54	0.49	0.45	0.41	0.41
FCFF+VT	**220**	**244**	**219**	**225**	**214**	**190**	**195**	**181**	**158**	**160**	**2,416**

% de *Enterprise Value* 54.63%

Valor terminal **2,416,000**

+

% de *Enterprise Value* 45.37%

Flujo de caja proyectado **2,006,371**

=

% de *Enterprise Value* 100.0%

Enterprise Value **4,422,371**

Fuente: Cliente. Elaboración: PwC.

Docusiqa Enwlopa ID. ED8CMdD - 6fiB2 - 4 124 - BAEE - Rfi<6BEC61859 Valor presente de flujos de caja - Cementos Pacasmayo S.A.A. 3,084 3.016 2,920 2.826 2,735 2,647 2,562 2,454 2,351 2,252 2,153 Ventas netas - 1,949 - 1.906 - 1,845 - 1.762 - 1,699 - 1,645 - 1,572 - 1,505 - 1.455 - 1.376 - 1,312 ( - ) Costo de ven Las 1,135 1,110 1,075 1.063 1.036 1,002 990 950 896 876 B41 Utilidad bruta - 384 - 376 - 378 - 358 - 352 - 356 - 336 - 331 - 334 - 316 - 309 ( - ) Gaslos de administración - 139 - 136 - 137 - 128 - 126 - 126 - 118 - 115 - 115 - 108 - 105 ( - ) Gastas de ventas y distribución 612 598 560 577 558 520 536 504 447 452 427 Utilidad (pérdida) operativa 191 187 177 170 164 156 150 148 154 146 139 t+) Depreciac i ón y amortización 803 785 737 747 723 676 686 651 601 598 566 EBITDA - 180 - J76 - 165 - 170 - 165 - 154 - 158 - 149 - 182 - 133 - 126 ( - ) Impuestos - 21 - 30 - 38 - 33 - 25 - 34 - 33 - 28 - 35 - 31 - 63 {+/ - ) Var i aciónde capital de trabajo - 191 - J90 - 184 - 178 - 172 - 167 - 161 - 155 - 148 - 142 - 136 ( - ) CapEx 410 3B9 350 366 361 322 334 320 286 291 241 FCFF 5,850 Valor terminal WACC 0.41 0.41 0.45 0.49 0.54 0.59 0.64 0.70 0.77 0.84 0.92 Factor de descuento 2,416 160 158 181 195 190 214 225 219 244 220 FCFF*VT ” (I. i % de Enterprise Value ”lo de Enterprise Value % de Enterprise la/ue » ....i t ‹ . Enfezpr/se Vb/ue & ...... . .. ... ... .... ... ".. ” Flujo de caja proyectado ma rzo 2D2G StnC[ly p fivate and pfidential 60 Valor izaciün do Inversiones ASPI S.A PwC V f

A-7-60

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Composición del valor del patrimonio (en millones de PEN)

4,422
-880
-532
54
0
-9
-3
-19
-1
-1
3,031
EV
(-) D LP
(-) D CP
(+) Cash
(+) Inv Fin
(-) Pv inc LP
(-) Pv inc CP
(-) Pv cc
(-) Pv cont
(-) Cnt no Pv
EqV

(+) VP Flujos de caja proyectados	2,006,371
(+) VP Valor terminal	2,416,000
Valor de la empresa	**4,422,371**
(-) Deuda de largo plazo	-879,809
(-) Deuda de corto plazo	-532,346
(+) Caja disponible	53,571
(+) Inversiones financieras al valor razonable	163
(-) Provisiones para incentivos de largo plazo – LP	-9,208
(-) Provisiones para incentivos de largo plazo – CP	-3,325
(-) Provisiones para cierre de cantera – LP	-18,594
(-) Provisiones de contingencias legales – LP	-1,203
(-) Contingencias legales no provisionadas	-506
Valor del accionista	**3,031,114**

Fuente: Cliente. Elaboración: PwC.

A continuación, se describe brevemente cada partida utilizada para ajustar el valor empresa y determinar el valor del patrimonio al 31 de diciembre de 2025, indicando su naturaleza y monto principal:

- Deuda de largo plazo (879,809 miles de PEN): corresponde a la porción no corriente de las obligaciones financieras, principalmente asociadas al préstamo corporativo *Club Deal* y a bonos corporativos en soles.
- Deuda de corto plazo (532,346 miles de PEN): incluye la porción corriente de las obligaciones financieras, compuesta por pagarés de corto plazo y amortizaciones del *Club Deal* exigibles en los próximos 12 meses.
- Caja disponible (53,571 miles de PEN): corresponde al efectivo y equivalentes de efectivo de libre disponibilidad.
- Inversiones financieras al valor razonable (163 miles de PEN): corresponde a una inversión en instrumentos de patrimonio, específicamente en Fossal S.A.A..
- Provisiones para incentivos de largo plazo – LP (9,208 miles de PEN): refleja la porción no corriente del plan de incentivos de largo plazo para ejecutivos clave.
- Provisiones para incentivos de largo plazo – CP (3,325 miles de PEN): corresponde a la porción corriente del mismo plan de incentivos.
- Provisiones para cierre de cantera – LP (18,594 miles de PEN): representa la obligación de largo plazo asociada al cierre y restauración ambiental de canteras explotadas (el mismo que no esta recogido en los flujos de caja proyectados).
- Provisiones de contingencias legales – LP (1,203 miles de PEN): corresponde a contingencias legales probables reconocidas como obligación no corriente (Ver la sección de Cementos Pacasmayo S.A.A. – Detalle de contingencias legales).
- Contingencias legales no provisionadas (506 miles de PEN): comprende contingencias consideradas posibles que no han sido reconocidas como pasivo (Ver la sección de Anexos Cementos Pacasmayo S.A.A. – Detalle de contingencias legales).

Docusign Envalop8 ID: E D8C 5d4D - 65B2 - 41 24 - BAEE - 88d6BE C 61859 Resultados de valorización - Cementos Pacasmayo S.A.A. (1J2) Composición del valor ciE'I patrimonio (en millones áe PEN) - 880 54 (+) VP Flujos de caja proyectados (+) VP malo! ! rmlnal Yal.or da la em”presa ( - ) Deuda de largo plazo - D u da de corto plazo (+) Caja disponible (+) Inversiones financierae al valor razonable ( - ) Provisiones para incentiuos de largo \ áZD - LP ( - ) Provisiones para incenüvos de largo plazo — CP ( - ) Provisiones para ciarre de cantsra - LP ( - ) Provisiones de contingenc i as legales - LP ( - ) Contingencias legales no provi s ionadas Valor del accJonista - 9 Strictly private and confidential PwC Valoñzación de InvBfBiones ASPI G.A. - 19 3,031 ...... ...... .... . 2,006,371 2,416,000 4,422,371 - B79,8O9 - 532,346 53,571 163 - 9,208 - 3,325 - 18,594 - 1,2D3 . † gg Z,D31.114 A continuación, se describe brevemente cad‹o p‹artid‹a iiti1izada parar ajust‹ar cl i - al or emprcxn y determiniir el viilor del piitrimc›niu iil 3i dr tlicíembre tte rock, indic.ando .su naturaleza y monto piancip.el: .:.: ' . .. ::.: ι . ‘ : coi'responde a 1 ,a porción no corricntc de las ob)ignciones financieras, principalmente asociadas ‹el prt • stiimu t - orpor . ztivt› C"fiib Jkof y a bunt›e corpuriitivus en entes . '“ ' : incluye lu purci‹in corriente de 1.as nhIig,aciones financieras, cnin¡iue - sta t›r»’ pa¡¡ares de corto ¡›1o.n y aniortixaciunc.s dcl Club Deof exigibles en los pró.ximos i2 inc.ses. . ! corresponde al efectivo ) - eqtiii‹ilentes de cfectivu de libre dispunibiiidiitl. corresponde a iuia inx'ersiún en in.struinentos ‹le trimonin, específic.omcnte en Fossal S.A.A.. refleja la punción nu corriente del pl‹on tte incentivos tle latpu plazo piira ejecutivo.s cl:ive. . ”I . , ” •... ; ,. COFlV5ÇOIIdC £t )«3 @DFCIÓI3 CD1”FICntc de) mismo plan de inccníix'os. ! - ! : representa 1:i ubli¡;at - iún de lnrpu p1itZ.u as‹x’ianÍil fiÍ Cierre y restJuraciún iinlbiclltéil dc cantei - .o.s ex¡i1otadas (el mismo› que no est.o recogido en ltis fiiiios ‹le caja pro ct‹xdas). corrcspontle a contingenciiis legales probables recunocidus ctimu obligació» nn corriet \ t¢' {V0r la sección ác Üem0ritos Pacasmayo 3,A.A, — Detalle Be cnnti»gencias legales). . ' ' . i . ”: !. . , ' i ' : ' i .: : I ' ' COITO £CItdC cuntingencios consideradas posibles qite no finn sido recvnucid.os comu p«.siv‹› R'er le sección de Anexos Corrientes Poe.asin.a›'o S.A.A, — detalle de contingencia.s legales). ma rzo 2fi26

A-7-61

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Rango de valores ajustados – Cementos Pacasmayo S.A.A.

Valor del patrimonio
Precio de la acción de Pacasmayo
DCF
Trailing Comparables
Forward Comparables
Equity Research - post anuncio
Equity Research - pre anuncio
Precio medio post anuncio
Precio medio pre anuncio
2,831
3,237
2,969
3,187
2,480
2,858
2,915
3,183
1,755
2,062
FCD Base
3,031 millones de PEN
6.63
7.58
6.95
7.46
5.80
6.69
7.10
7.37
4.18
5.56
6.84
7.45
5.04
5.96
FCD Base
7.09 PEN

Fuente: CIQ, PwC, Cliente. Elaboración: PwC.
No se presenta un valor de patrimonio para *Equity Research*, ya que los analistas revisados no publican una capitalización bursátil implícita para la acción de inversión, dado que sus valoraciones se concentran únicamente en el precio objetivo de la acción común.

' a de Va o T.58 6.ó3 3,237 2,831 DCF 7.46 6.95 3.187 2.969 Treilirtg Comperables 7.37 7.10 5.BO i ' 2,858' 2 480 Fonvard Comparables Equiíy Research - post anuncio Equity Research - pre anuncio 7.45 6.84 3.183 g.915 PreCio Medio pcist snunóo DoCu6ign Env0lope ID. ED8G5d4D - 65B2 - 41 24 - BAEE - 8946BEC61859 Rango de valores ajustados — Cementos Pacasmayo S.A.A. Rango de valores ajustados de Cementos Pacasmayo S.A.A. Para Cementos Pacasmayo S.A.A., el rango de valor principal se sustenta en la valorización por standmfone FCD (no incorpora sinergias especificas de un adquirente particular o beneficios exclusivos no disponibles para otros participantes de mercado), determinada a partir de una sensibilización del WACC de mio.osá mediante ajustes en el beta desapalancado y en la estructura de capital objetivo. Este rango constituye la referencia central de valorización, considerando el carácter controlarte de la participación analizada. Para la asignaci6n del valor patrimonial, se aplic6 una prima de control de =3.19* únicamente a las acciones comunes (Ver sustento en Anexos), dado que estas otorgan derechos políticos y ecnn6micos que pueden traducirse en capacidad de control, mientras gire las acciones de inversí6n no incorporaron este ajuste. De forma complementaria, se consideraron rangos referenciales basados en múltiplos de mercado, recomendaciones de analistas y la evolución del precio de la aetión común antes y después del anuncio de la Oansacci6n relevante. e/ife: CU, Precio medio pre anunÓD 1.755 2,062 Cfíenre. ü/obor«ció i: xc. FCD Base 3,031 millones de PEN cortocnt ran únlcamcn ic en el pTecio ubjeóvo de la acción común. S¢l1ctIy private and contdential PwC Valorización de InversÓnes A2PI G.A. FCD Base 7.09 PEN

A-7-62

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Anexos

Dowsign ?  ʮʷʱʩʮʩʭ ID “ . EMERALD - 5552412 ¢BAEE£QIGEECE 1359 Anexos mama 2026 E3 Shictlf private and mnﬂdantiat Fm: Vainrizaciﬁn ʥ  ʱʨ [mars - hm .  ” ʥʰʴʨ SA.

A-7-63

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Cementos Pacasmayo S.A.A. – Estados financieros históricos consolidados

En miles de PEN	2023	2024	2025
Activo			
Efectivo y equivalente de efectivo	90,193	72,723	53,571
Cuentas por cobrar comerciales y diversas, neto	99,688	131,168	146,674
Pagos a cuenta del impuesto a la renta	4,485	7,736	24,857
Inventarios, neto	791,074	773,997	707,143
Gastos pagados por anticipado	6,809	6,872	17,503
Total activo corriente	**992,249**	**992,496**	**949,748**
Cuentas por cobrar diversas, neto	43,397	43,224	28,450
Inversiones financieras al valor razonable	249	239	163
Propiedades, planta y equipos, neto	2,099,351	2,031,139	2,005,714
Intangibles, neto	62,920	63,596	62,800
Crédito mercantil	4,459	4,459	4,459
Activo por impuesto a la renta diferido	11,428	21,816	34,994
Activos por derecho de uso, neto	7,609	9,023	16,988
Otros activos	73	51	50
Total activo no corriente	**2,229,486**	**2,173,547**	**2,153,618**
Total activo	**3,221,735**	**3,166,043**	**3,103,366**

En miles de PEN	2023	2024	2025
Pasivo			
Cuentas por pagar comerciales y diversas	231,511	242,051	283,907
Obligaciones financieras	383,146	458,346	532,346
Pasivos por arrendamiento	3,999	2,958	4,879
Impuesto a la renta por pagar	14,222	17,937	3,784
Participación de los trabajadores en las utilidades	34,328	38,263	44,364
Provisión para incentivos de largo plazo	22,182	6,000	3,325
Provisiones	56,510	44,263	47,689
Total pasivo corriente	**689,388**	**765,555**	**872,605**
Obligaciones financieras	1,189,880	1,034,845	879,809
Pasivos por arrendamiento	4,130	6,462	11,350
Provisión para incentivos de largo plazo	7,501	7,938	9,208
Provisión para cierre de cantera	17,676	19,005	18,594
Provisión de contingencias legales	2,276	1,203	1,203
Provisiones	27,453	28,146	29,005
Pasivo por impuesto a las ganancias diferido	120,876	117,937	119,232
Total pasivo no corriente	**1,342,339**	**1,187,390**	**1,039,396**
Patrimonio			
Capital social	423,868	423,868	423,868
Acciones de inversión	40,279	40,279	40,279
Acciones de inversión en tesorería	-121,258	-121,258	-121,258
Capital adicional	432,779	432,779	432,779
Reserva legal	168,636	168,636	168,636
Otros resultados integrales acumulados	-16,290	-16,551	-16,966
Resultados acumulados	261,994	285,345	264,027
Total patrimonio neto	**1,190,008**	**1,213,098**	**1,191,365**
Total pasivo y patrimonio	**3,221,735**	**3,166,043**	**3,103,366**

Fuente: Cliente. Elaboración: PwC.

Dos usiqa Ene lopo ID. ED8CMN D - 6 fi B2 - 1 24 - BAEE - Rg4fiBEC61659 Cementos Pacasmayo S.A.A. — Estados financieros históricos consolidados Olrosactivos 73 51 50 Total activo no co rriente 2 , 2 Z 9 , 486 2 , 173 , 547 Z, 153 . 618 Totalactiúo "" 3 , 221 t 73 ”S"É, 1 Ó 6043 3 , 10 É,Ñ 66 .*:i ..i '.' 283,907 242,051 231,511 Cuentas por pagar comerciales y diversas 53,57 1 72,723 9D,193 Efectivo y equivalente de efectivo 532,346 4 58,346 383,146 Obligaciones financieras 1 4b.b74 1 31,168 99,688 Quemas por cobrar come r ciales y diversas. neto 4,879 2,958 3,999 Pasivos por arrendamiento 24.857 ?,?36 4,485 Pagos a cuenta del impuesto a la renla 3,784 17,937 14,222 Impuesto a la renta por pagar 707,143 773,997 791,074 Inventarios, neto 17.503 6,872 6,809 Gastos pagados por anticipado 949,748 992,496 992,Z49 Total activo corriente 28.450 43.224 43,397 Cuentas por cobrar diversas, neto 47,689 44,263 56.510 Provisiones 163 239 249 Inversiones financeras al valor razonable Propiedades. planta y equipos. neto z,o9g.3s1 z.031,139 2.005.7 ]4 Total pasivo corriente 689,388 765,555 872,605 Intangibles, neta 62,920 63.596 62,800 ObIigac‹anes rinancieras 1,189,880 1,034,B45 879,809 11,350 6,462 4,130 Pasivos por arr e ndamiento 4.459 4.459 4,459 C ré difomercantil 34.994 21,816 11,428 Activo por impuesto a la renta diferido 16,988 9,023 7,609 Activos por derecho de uso, neto SlnC[Iy pfivate and pfidential PwC Valor izaciün de Invo ‹ sioncs ASPI S.A Provisiones 27,453 28,146 29,005 Pasivo por impuesta a las ganancias diferido 120,B76 117,937 1 19,232 Total pa sivo no corrie n( e 1. 342,3391,18 7, 390 1,939,36 '’:*j i”i•L:? r \ . Total patrimonio neto Total pasivo y patrimonio 423,868 423,868 423,868 Capital social 40,279 4O,2z9 40,279 A cciones de i nversion - 121,258 - 121,258 - 121,258 Acciones de inversión en tesorería 432,779 432,779 432,779 Capital adicional 1 68,636 168,636 168,636 R eserva legal - 16,966 - 16,551 - 16,290 Oíros resultados integrales acumuládDS Resultados acumulados 261,99 4 285,345 264,027 1,190,008 1,213,098 1,191,365 3,221,735 5,166,943 3,103,366 ma rzo 2D2G

A-7-64

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Cementos Pacasmayo S.A.A. – Estados financieros históricos consolidados

En miles de PEN	2023	2024	2025
Ventas netas	1,950,075	1,978,071	2,116,883
Costos de ventas	-1,260,623	-1,249,545	-1,310,017
Utilidad bruta	**689,452**	**728,526**	**806,866**
Gastos de administración	-231,967	-253,383	-291,538
Gastos de ventas y distribución	-69,569	-81,410	-92,785
Utilidad operativa	**387,916**	**393,733**	**422,543**
Otros gastos operativos, neto	-13,810	-2,700	-75,442
Deterioro por baja de propiedad, planta y equipo	-36,551	0	0
Ingresos financieros	7,246	6,298	11,291
Costos financieros	-104,045	-100,308	-93,036
Ganancia neta por instrumentos financieros derivados a valor razonable	19	0	0
Ganancia (pérdida) neta por diferencia en cambio	4,933	-836	2,619
Utilidad antes de impuestos	**245,708**	**296,187**	**267,975**
Impuesto a la renta	-76,808	-97,312	-113,770
Utilidad neta de ejercicio	**168,900**	**198,875**	**154,205**

Fuente: Cliente. Elaboración: PwC.

2,116.882 1,978,071 1.950,075 Ventas netas - 1,310,017 - 1,249,545 - 1.260,623 Cosíos de ventas 806,866 728,526 689,452 Utilidad bruta — 291,538 - 253,383 - 231,967 Gastos de adminisíraciÓn - 92.785 - 81,81D - 69,569 Gastos de ventas y distribución 422,543 393,733 387,916 Utilidad operativa •75.442 - 2,700 •13,810 Olros gastos operativos. nelo 0 0 - 36,551 Deterioro por baja de propiedad, planta y equipo 11,291 6,298 7,246 Ingresos financieros - 93.036 - 100,308 - /04.045 COSíos financierDs Dos usiqa Ene lopo ID. ED8CMN D - 6 fi B2 - 4 124 - BAEE - Rg4fiBEC61659 Cementos Pacasmayo S.A.A. — Estados financieros históricos consolidados derivados a valor razonable 0 0 G a na nCia f1ela p or i nStrU n›e ntOG fi rl a ncigFOS 19 2.619 267,975 - 836 296,187 Ganancia {pérdida) nela por diferencia en 4.933 mmbio U tilidad antes de impuestos 245,708 - 113.770 - 97,312 - 76.808 Impuesto a la renta 1 54.205 19B,875 168,900 Utilidad neta de ejercicio SlnC[Iy pfivale and pfidential PwC Valorización de Invo‹sioncs ASPI S.A ma rzo 2D2G 65

A-7-65

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Inversiones ASPI S.A. – Estados financieros históricos

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-66

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Inversiones ASPI S.A. –
Estados financieros históricos

[redacted]

Fuente: Cliente. Elaboración: PwC.

A-7-67

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Cementos Pacasmayo S.A.A. – Detalle de contingencias legales

			Pasivo		Activo	
Tipo de proceso	# Procesos	Importe según abogado en PEN	Posible	Probable	Posible	Probable
Laboral	238	4,742,455	2,956,075	1,709,308	0	0
Tributario	53	298,656,163	0	0	0	10,390,701
Civil	1	0	0	0	0	0
Total		**303,398,618**	**2,956,075**	**1,709,308**	**0**	**10,390,701**

	Al 31 de diciembre de 2025
Probable	1,709,308
Provisión	1,203,245
Total	**506,063**

Fuente: Cliente. Elaboración: PwC.

Prob‹el› le' il›Io Po P r o Alt b IC Poxib le I t›uqüdo n PEN // P ro CL' 4 Os Ti po le' t›r Dco no 0 0 1.709,308 2,95B.075 4,742.455 238 Laboral 1D,390,7D1 0 D 29B.656.163 53 Tributario 0 0 0 1 Civil 10,390,791 0 1,709,308 2,956,0?5 303,398,6 \ 8 Total Doc u aign Envo1opo ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 0846 BEC61858 Cementos Pacasmayo S.A.A. — Detalle de contingencias legales AI * 1 ‹ie clicie nt bf‹• cio 202 ü Probable 1,?09.308 Provisión 1,203.245 Total Str*ctly private and confidential PwC Valorización de Inversiones ASPI El.A Activo 1T1€I FZO ÜDZ6

A-7-68

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Fecha de anuncio	Fecha de cierre	Empresa objetivo/Emisor	País de la empresa objetivo	Porcentaje adquirido	Valor de la transacción (en millones de USD)	Capitalización bursátil diluida (en millones de USD, promedio de 1 a 30 días antes del anuncio)	Valor patrimonial implícito (en millones de USD, tipo de cambio histórico)	Prima por Control
4/09/2025	26/12/2025	S.A.L. Steel Limited (NSEI:SALSTEEL)	India	50.6%	34	16	24	46%
13/11/2025	25/12/2025	Star Micronics Co., Ltd. (TSE:7718)	Japan	63.8%	441	375	678	81%
30/04/2025	24/12/2025	Hainan Meilan International Airport Company Limited (SEHK:357)	China	50.2%	826	586	665	13%
10/11/2025	23/12/2025	Forum Engineering Inc. (TSE:7088)	Japan	55.9%	328	431	582	35%
9/07/2025	23/12/2025	PIA Holding Company Limited (KASE:PIAHCLA)	Pakistan	75.0%	2,088	494	643	30%
23/12/2025	22/12/2025	Saint-Care Holding Corporation (TSE:2374)	Japan	52.0%	128	138	194	41%
31/10/2025	16/12/2025	Yasuhara Chemical Co.,Ltd. (TSE:4957)	Japan	57.4%	46	63	81	29%
30/10/2025	15/12/2025	BrainPad Inc. (TSE:3655)	Japan	86.3%	314	185	364	97%
1/07/2025	17/11/2025	Hellenic Exchanges - Athens Stock Exchange S.A. (ATSE:EXAE)	Greece	74.2%	354	405	479	18%
27/08/2025	6/11/2025	S.C. Argus S.A. (BVB:UARG)	Romania	91.4%	19	14	15	4%
21/07/2025	10/10/2025	FACB Industries Incorporated Berhad (KLSE:FACBIND)	Malaysia	57.6%	22	23	32	41%
18/08/2025	25/09/2025	Synel M.L.L Payway Ltd (TASE:SNEL)	Israel	68.9%	36	33	40	22%
24/01/2025	22/09/2025	Mediobanca Banca di Credito Finanziario S.p.A. (BIT:MB)	Italy	86.3%	17,449	12,506	20,211	62%
26/02/2025	12/09/2025	PointsBet Holdings Limited (ASX:PBH)	Australia	69.6%	194	182	275	51%

Fuente: CIQ. Elaboración: PwC.

Doc u aign Envo1op0 ID. ED8C 5d4 D - 65B2 - 41 24 - BAEE - 6846BE C 61859 Cementos Pacasmayo S.A.A. — Sustento de la prima de control (1/3) tra nS•aCCion (en ‹ \ 1i I lO‹J‹ ƒ x cJe U SU) Pn rccnt dye' /icIc]‹iiricIo ft i a t or ico 46% 24 16 34 50.6 ƒ A India S.A.L. Steel Limited (NSEI:SALSTEEL) 26/12/2025 4/09/2025 81% 13 ƒ /o 678 665 375 586 441 826 63.8% 50 2% Japan China Star Micronics Co , Ltd. (TSE!7718) Hainan Meilan International Airport Company Limited (SEHK:357) 25/1 2/2025 24/12/2025 13/11/2 0 25 3D/04/2025 35% 30% 582 431 494 328 2.088 55.9% 75.O ƒ A Japan Pakistan Forum Engineering Inc. (TSE:7088d PIA Holding Company Limited (KASE:PIAHCLA) 23/12/2025 23/12/2025 1 0/1 1/2025 9/07/2025 41% 194 138 128 52.0% Japan Saint - Care Holding Corporation (TSE:2374) 22/12/2025 23/12/2025 29% B1 63 46 57.49» Japan Yasuhara Chemical Co..Ltd. (THE:4957) 16/12/2025 31/10/2025 97% 18% 364 4 79 185 314 354 86.3% 74.2% Japan Greece BrainPad Inc. (TSE!3655) Hellenic Exc h anges - Alhens Stock Exchange S.A. (ATSE!EXAE) 15/12/2 0 25 17/11/2025 30/10/2025 1/07/2025 4% 15 32 14 23 19 22 91.4% 57.6 ƒ A Romania Malaysia S.C. Argus S.A. (BVB:UARG) FACB Industries tnCDrporated Berhad (KL SE .r cBiND) 6/11/2025 10/10/2025 27/08/2025 21/07/2025 22% 62 ƒ /o 40 20.211 33 12,506 36 17.449 68.9 ƒ A 86.3% Israel Italy Synel M.L.L Payvvay Ltd (TA S E!SNEL) Mediobanca Banca ai C redito Finanziario S.p.A. (BIT: MB) 25/09/2025 22/D9/2025 18/08/2025 24/01/2025 51% 275 182 194 69.6P» Australia PointsBet Holdings Limiled (ASX: PBH) 12/o9/2O25 26/02/2025 1T1€I FZO /DZ6 Strictly private and confidential 69 Valorizacid+i de Invofsiones AGP I s.A. PwC Va for de la

A-7-69

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Fecha de anuncio	Fecha de cierre	Empresa objetivo/Emisor	País de la empresa objetivo	Porcentaje adquirido	Valor de la transacción (en millones de USD)	Capitalización bursátil diluida (en millones de USD, promedio de 1 a 30 días antes del anuncio)	Valor patrimonial implícito (en millones de USD, tipo de cambio histórico)	Prima por Control
7/08/2025	11/09/2025	Cementos Bio Bio S.A. (SNSE:CEMENTOS)	Chile	97.1%	638	445	505	14%
12/03/2025	8/08/2025	NACL Industries Limited (BSE:524709)	India	53.0%	154	146	177	21%
30/05/2025	30/07/2025	Lake Shore Realty Limited (BSE:519612)	India	54.8%	1	2	2	14%
6/02/2025	25/07/2025	Banca Popolare di Sondrio S.p.A (BIT:BPSO)	Italy	80.6%	5,255	4,028	6,518	62%
22/04/2025	9/07/2025	Orogen Royalties Inc. (TSXV:OGN)	Canada	100.0%	259	223	246	10%
19/04/2025	22/05/2025	Shandong Xinchao Energy Corporation Limited (SHSE:600777)	China	50.1%	2,350	2,294	3,209	40%
18/03/2025	6/05/2025	PT Austindo Nusantara Jaya Tbk (IDX:ANJT)	Indonesia	91.2%	476	209	362	73%
20/03/2025	30/04/2025	Manyo Factory Co., Ltd (KOSDAQ:A439090)	South Korea	51.9%	131	213	257	21%
17/02/2025	3/04/2025	Zenhoren Co.,Ltd. (TSE:5845)	Japan	50.3%	86	113	178	57%
24/06/2024	10/12/2025	Covestro AG (XTRA:1COV)	Germany	81.8%	15,417	10,115	13,629	35%
2/12/2024	30/09/2025	Københavns Lufthavne A/S (CPSE:KBHL)	Denmark	59.3%	5,954	4,389	8,548	95%
2/12/2024	17/09/2025	HKBN Ltd. (SEHK:1310)	Hong Kong	88.0%	2,229	696	882	27%
25/12/2024	6/08/2025	Sita Enterprises Limited (BSE:512589)	India	70.0%	2	3	3	8%
28/08/2024	1/07/2025	Tong Yang Life Insurance Co., Ltd. (KOSE:A082640)	South Korea	75.3%	962	965	1,255	30%

Fuente: CIQ. Elaboración: PwC.

Doc u aign Envo1op0 ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 6846BE C 61859 Cementos Pacasmayo S.A.A. — Sustento de la prima de control (2/ 3) r. ir r re Va for de la /icIc]‹iiricIo rafi I lO‹J‹ ƒ x cJe Pn rccnt eje' tra nS•aCciori (en U SD. protnccli o C;* ›italizacion bu rsat‹i clil rríd a Vale i” pai r›tJ1oni.al mill u bles de thor C oritrol USD. ii;Jo ‹le ‹Je .a 50 ‹I iras U SU) 14% 505 445 638 97.1 ƒ A Chile 7/08/2025 11/09/2025 Cementos Bio Bio S.A. (SNSE:CEMENTOS) 21% 177 146 154 53.0% India 12/03/2 0 25 8/08/2025 NACL Industries Limited (BSE.524709) 14 ƒ / 62% 6,518 2 4,O28 1 5,255 4.8% 80.6ü» India Italy 3D/05/2025 30/07/2025 Lake Shore Realty Limited (BSE:519612) Banca Popolare di Ei0ndrio S.p.A 6/0Zf2025 (B1T:BPSO) 10% 246 223 259 1O0.09 Canada 22/04/2025 9/07/2025 Orogen Royallies Inc (TSXV.OGNJ 40% 2.2D9 Z,294 2.Z5D 50. 1 % China Shandong Xinchao Energy CorpDration 19/04/2025 22O520Z5 Limited (SHSE:600777) 73% 362 209 476 9J 29 Indonesia PT Austindo Nusantara Jaya Tbk 18/03/2025 6/05/2025 {CDX:ANJT) 21% 257 213 131 51.9% south Korea 20/03/2025 30/04/2025 Manyo Faclory Co., Ud (KOSDAQ!A43909O› 57% 178 113 B6 50.3% Japan 17/02/2025 3/04/2025 Zenhoren Co.,Ltd. (TSE.5845) 35% 13,62B 10,115 15,417 81.8% G ermany 10/12/2025 Covestro AG EXTRA:1COV) 95% 8,548 4,3B9 5.954 59.3 ƒ A D enmark 2/12/2024 30/09/2025 KBbenhavns Lufihavne A/S {CPSE:KBHL) 27% 882 696 2.229 B8.O ƒ A Hong Kon 8 2/12/2 0 24 17/09/2025 HKBN Ltd (5EHK.1310 8% 3 70.0% India 25/12/2024 6/08/202S Rita Enterprises Limited (BSE:512589) 30% 1,255 965 962 75.3ü» South Korea Tong Yang Lila Insurance Co., Ltd. 28/0&2024 1/O7/2O25 (KOSE:A08264O) marzo 2D26 Str*ctly private and confidential 70 PwC Valorización de Invofsiones AGPI El.A.

A-7-70

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Fecha de anuncio	Fecha de cierre	Empresa objetivo/Emisor	País de la empresa objetivo	Porcentaje adquirido	Valor de la transacción (en millones de USD)	Capitalización bursátil diluida (en millones de USD, promedio de 1 a 30 días antes del anuncio)	Valor patrimonial implícito (en millones de USD, tipo de cambio histórico)	Prima por Control
9/05/2024	18/02/2025	Greatview Aseptic Packaging Company Limited (SEHK:468)	China	71.0%	354	382	480	26%
8/04/2024	17/02/2025	Inin Group AS (OB:ININ)	Norway	100.0%	-	34	43	25%
18/10/2024	29/01/2025	D-Market Elektronik Hizmetler ve Ticaret A.S. (NasdaqGS:HEPS)	Turkey	66.4%	1,177	730	904	24%
23/08/2024	3/01/2025	Infas Holding AG (DB:IFS)	Germany	97.0%	79	38	63	67%

Prima de control promedio	38.07%
Prima de control mediana	30.12%
***Discount for Lack of Control* - Mediana**	**23.15%**

← DLOC = 1 - (1 / (1 + Prima de control))

El rango de evidencia transaccional respalda una prima de control relevante; para efectos del informe, se emplea 23.1%, aplicable únicamente a acciones con derechos políticos (comunes). La métrica es consistente con estadísticos de mercado reportados, y su relación con DLOC se muestra para referencia técnica.

Fuente: CIQ. Elaboración: PwC.

Docuaign Envolope ID. ED8C 5d4D - 65B2 - 41 24 - BAEE — 4846BE C 61859 Cementos Pacasmayo S.A.A. — Sustento de la prima de control (373) F echa de •in ru cio F ech.a ne cierre t \ ist or ico Greatvisw Aseptic Packaging Company 26% 480 382 354 71.O ƒ A China Limited \ SEHK:468d 18/02/2025 9/05/2024 43 904 73D 1.177 100.Ojo 66.4% Norway T u rkey Inin Group AS (OB!ININ) D - Market Elektronik Hizmetler ve Ticaret A.S. (NasdaqGS:HEPS) 17/02/2025 29/D1/2025 8/04/2024 18/1D/2024 s7% 38 79 97.0 ƒ 4 Germany Infas Ho1ding AG (DB:IFS) 3/01/2025 23/O&2024 E \ ipresu objeti vo/E mi sor Prima de control promedio 38.07% Prima de control mediana 30.12% ofscounr Por 1ack of Control - Mediana 23.15 ƒ /» * eniqreso nbjetiv o Va for de la :i cl rj uir id o nt i I IO n c s cl e C aj›it 3liz a c iOlJ Vale pai rinion i«n I in HliG i t o (Cr »ih ores de USD. ti¡Jo de hu rsatil ctilttid a Porcentaje tra ns occiori (en i ctz nz i I lu es de Pr inJ,i thor C oritrol U SD. protncdi o ne a 30 ‹li‹0s DLOC = 1 - t 1 / ( 1 + Prim n ‹le con mol)) El rango de evidencia tran . saccional respalda una prima de control relevante ; para efectos del infnrme, se emplea z 3 . l 9 ó, aplicable únicamente a acciones cnn derechos políticos (comunes) . La métrica es consistente con estadísticos de mercado reportados, y su relación con DLOC se muestra para referencia técnica . Str+ctly private and confidential PwC Valorización de InvBfBiones ASPI G.A. marzo 2026 71

A-7-71

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Resumen de recomendaciones de *Equity Research* - Cementos Pacasmayo S.A.A.

Análisis de la acción de Pacasmayo – Equity Research (PEN)

Documento	Fecha de reporte	Cotización - acción local en PEN	Cotización - ADR (en USD)	Precio objetivo - acción local en PEN	Objetivo - ADR (en USD)	Recomendación
1Q24 - Equity Research Credicorp.pdf	April 29, 2024	4.1	5.4	4.2	5.6	Mantener
1Q25 - Equity Research Inteligo.pdf	April 29, 2025	4.3	-	4.8	-	Comprar
1Q25 - Equity Research Itau.pdf	April 28, 2025	-	5.5	5.3	7.3	Comprar
1Q25 - Equity Research Kallpa.pdf	April 29, 2025	4.2	5.6	5.3	-	Comprar
2Q25 - Equity Research Credicorp.pdf	July 22, 2025	4.3	5.9	5.1	6.8	Comprar
2Q25 - Equity Research Larrain Vial.pdf	July 24, 2025	4.2	-	4.9	-	Comprar
2Q25 - Equity Research JP Morgan.pdf	July 29, 2025	-	6.3	-	6.5	Comprar
2Q25 - Equity Research Inteligo.pdf	July 22, 2025	4.3	-	4.8	-	Comprar
2Q25 - Equity Research Itau.pdf	July 21, 2025	-	6.1		7.3	Comprar
2Q25 - Equity Research Kallpa.pdf	July 22, 2025	4.3	6.1	5.3	-	Comprar
3Q25 - Equity Research Credicorp.pdf	October 28, 2025	4.8	7.2	5.6	-	Comprar
3Q25 - Equity Research Larrain Vial.pdf	October 29, 2025	4.8	-	4.9	-	Comprar
3Q25 - Equity Research JP Morgan.pdf	Noviembre 3, 2025	-	7.3	-	7.5	Comprar
3Q25 - Equity Research Inteligo.pdf	October 29, 2025	4.8	-	4.8	-	Mantener
3Q25 - Equity Research Itau.pdf	October 28, 2025	-	7.3	-	7.5	Comprar
3Q25 - Equity Research Kallpa.pdf	October 29, 2025	4.8	7.3	5.3	-	Comprar
4Q25 - Equity Research Credicorp.pdf	Febrero 13, 2026	7.3	10.3	7.1	10.0	Comprar
4Q25 - Equity Research Inteligo.pdf	Febrero 13, 2026	7.3	-	7.4	-	Mantener
4Q25 - Equity Research Kallpa.pdf	Febrero 13, 2026	7.3	10.6	7.3	11.1	Mantener

Análisis de la acción de Pacasmayo (en PEN)	Pre-anuncio	Post-anuncio
Promedio	5.0	7.3
Mínimo	4.2	5.6
Máximo	7.1	7.4

Fuente: Credicorp, Inteligo, Itau, Kallpa, Larrain Vial, JP Morgan, Cliente. Elaboración: PwC.

Rasomendaclóu Objetivo - AoR USg Pzeclo objeltyo - acclén tocel en PEN tlzecl0n - AoR {en USD otIzscK•n - accló Co local en PEN Facha de reporta Documento Manf6ner 5.6 4.2 5.4 4 1 April 29.2024 1Q24 - Equily Research Credicorp.pdf Comprar 4.8 4.3 April 29, 2025 1Q25 - Equily Research Inteltgo.pdf Comprar 7.3 5.3 5.5 April 28,2025 1Q25 - Equily Research Itau.pdf Comprar 53 5.6 4.2 April 29,2025 1Q25 - Equily Research Kallpa.pdf Comprar 6.8 51 59 4.3 July 22.2025 2Q25 - Equily Research C rgdiOorp.pdf Comprar 4.9 4.2 July z4.2025 2Q25 • Equily Research Larrain \ /iaI.pdf Comprar 6.5 6.3 July 29, 2025 2Q25 - Equily Research JP Morgan.pdf COmprOr 4.B 4.3 July 22.2025 2Q25 - Equily Research Inteligo.pdf COmpr8r 7.3 6.1 4uly 21.2025 2Q25 - Equity Research Ilau.p - df €omp8C 5.3 ó,1 4 3 July 22.2025 2Q25 - Equily Research Kallpa.pdf Comprar 5.6 7.2 4.8 October 18.2025 3Q25 - Equily Research Credicorp,pdf Compmr 4.9 4.8 October 29.2025 3Q25 - Equily Research L arrain Viet.pdf 7.3 Noviembre 3, 202fi 3Q25 - Equity Research JP Morgan.pdf Mantener 4.8 4.8 October 29, 202a 3Q25 - Equily Research Inleligo.pdf Comprar T.5 7.3 October 28.2025 3025 - Equity Research Itau.pdf Comprar 5.3 7.2 4.8 October 29.2025 3Q25 - Equily Research Kallpa.pdf Comprar 0.0 7.1 10.3 7.3 Febrero 18, 2026 4Q25 - Equiíy Research Cred‹corp.pdf Man \ ener 7.4 7 3 Febrero 13, 2026 4Q2S - Equily Research InteIigo.pdf Mantener 1 1.1 7.3 10.6 Febrero 13, 2026 * - +9 uiI y Research Kallpa pdf A 11G I IS I S Ü C I f2 Q EC I OJ 1 C( E (en l’tN] 7.3 50 Promedio 5.8 42 7.4 7.1 Máximo Docusign Envatop0 ID. ED8C 5d4D - 65B2 - 41 24 - BAEE - 8846BE C 61859 Resumen de recomendaciones de Equitiy Aeseorch - Cementos Pacasmayo S.A.A. Aná lisis de la acción rte P ac as m nyo — Eq ›ity Research (PEN) Str+ctly private and confidential PwC Valorización de InvBfBiones ASPI G.A. mavo2o26 72

A-7-72

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Tasa de descuento

WACC	31/12/2025
Estructura de capital[1]	
Deuda	16.1%
Capital	83.9%
Costo de deuda	
Costo de deuda[2]	8.3%
Tasa de impuestos[3]	36.3%
Costo de deuda después de impuestos	**6.1%**
Cost of capital	
Tasa libre de riesgo[4]	4.7%
Prima de riesgo de mercado[5]	5.0%
Beta apalancado[6]	0.7
Prima de riesgo país[7]	1.4%
Costo del capital	**9.5%**
WACC después de imp. (nominal USD)	**9.00%**
Inflación USD de largo plazo	2.0%
Inflación PEN de largo plazo	2.2%
WACC después de imp. (nominal PEN)	**9.25%**

Beta desapalancado

Compañías	Beta apalancado	Estructura de capital	Tasa de impuesto	*Unlevered* Beta
SAMPYO Cement Co., Ltd.	0.76	102.68%	25.0%	0.43
Buzzi S.p.A.	1.11	6.45%	24.0%	1.06
Loma Negra Compañía Industrial Argentina Sociedad Anónima	0.80	8.13%	35.0%	0.76
Titan S.A.	0.75	19.09%	22.0%	0.65
Vicat S.A.	0.81	49.81%	28.0%	0.59
Cementos Argos S.A.	0.22	22.32%	17.4%	0.18
GCC, S.A.B. de C.V.	0.46	19.41%	26.2%	0.40
Corporación Moctezuma, S.A.B. de C.V.	0.15	0.52%	28.6%	0.15
CEMEX, S.A.B. de C.V.	1.11	44.55%	48.8%	0.90
Holcim AG	0.74	9.08%	50.8%	0.71
Promedio	**0.69**	**28.20%**	**30.57%**	**0.58**
Mediana	**0.75**	**19.25%**	**27.11%**	**0.62**

[1] Estructura de capital de empresas comparables
[2] Tasa de deuda corporativa
[3] Con base en una tasa del Impuesto a la Renta de 29.5% y en la participación de los trabajadores de 9.7%
[4] Tasa libre de riesgo al 31 de diciembre de 2025. Fuente: Departamento del Tesoro de los Estados Unidos
[5] Prima de riesgo de mercado normalizada a 20 años. Fuente: Kroll.
[6] Beta realapancado.
[7] EMBIG Perú – BCRP.

Fuente: CIQ, BCRP, Kroll, PwC. Elaboración: PwC.

DoCu6ign Env0lope ID. ED8G5d4Cr - 65B2 - 4124 - BAEE - 6046BEC61Bíí9 Tasa de descuento VVACC 31/12/2025 gesto de deuda Costo de deudas taoa de impuestos* Costo de dauda despues de impuestos Coet of capital Tasa libre de riesgcñ Prima de riesgo ds mercado* Beta apalancad6 Prima de riesgo pais’ Cosfo dal capital 8.3% s6.ze. 6.4% 4.7S 5.0% 0.7 1.4S B.5'K g.g0'K 2.0% WADC daapuśada łmp.(no mu al U6D) Inflación USD de largo płazo Inftación PEN de largo ptazo 2.2 ι 4 wAoc daaeuu aeimp. ynomaaiPu› aysąt fYenfe: CfQ, BCR P, frell, u C. l'’laboircÜii.' PwC. PwC vaeñzasion de lnversiono8 A2PI G.A. Beta desspalancaóo Beta Estructura de Tasa de Un/evored Beta Impueato capital apalancado Compañias Estructura de capital ’ 0.43 25.D ƒ A 102.689» 0.76 161 ι 4 SAMPYO Cemant Co., Ltd. Deuda 1.06 24.0% 6.45% 1.1 1 B38% Buzzi S.p.A. Capital 35.09» 22.0% 28.0% 17.4 ƒ A 26.2R› 28.6% 4B.8 ƒ A 50.89’« 30.B7% Loma Negra Compaítia Industrial Arganlina Sociedad Anónima TilanS.A. v‹us.<. CementosArgos S.A. GCC, S.A.B. deC.V. Corporaóón Moctezuma. S.A.B deC.V. CEMEX, S.A.B. da G.V. HolcimAG Promedio Mediana 0.80 0.75 o.e1 0.22 0.46 0.15 1.11 0.?4 0.69 0.75 8.13 ƒ 4 19.09% 4g.e1 ƒ A Z2.32K 19.41 ƒ A 0.52% 44.55% 9.08s 28.204 1B.Z5% 0.76 0.65 0.59 D.18 0.40 0.15 0.90 0.71 0.50 B.B2 ' Rstructure de capital de empresas oompersbles * Tasa de deuda corporativa * Con base en una tasa del Impuesto a la Renta de o s z en la participación de loc trabajadores de * Tasa libre do riesgo al 3i de diciembre de flO25. Fuente: Departamento dcl Tesoro de los EstadD5 Unidos * Prima de i iesgo de mercado normalir.ade o no anos. Fuente: Kroll. * Beta realapancado. * EhtBIG Perú — BCRP.

A-7-73

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Compañías comparables (1/2)

Compañía	Ticker	País	Descripción
SAMPYO Cement Co., Ltd.	KOSDAQ: A038500		SAMPYO Cement Co., Ltd. es una empresa surcoreana fundada en 1957 y con sede en Samchok. Fabrica y distribuye cemento Portland, cemento de escoria de alto horno, cementos especiales y clínker. Exporta a Estados Unidos, Japón, África y otros países. Operó como TONGYANG Cement & Energy Corporation hasta abril de 2017, cuando adoptó su nombre actual.
Buzzi S.p.A.	BIT:BZU		Buzzi S.p.A. es un grupo italiano fundado en 1872 y con sede en Casale Monferrato. Junto con sus subsidiarias, fabrica, distribuye y vende cemento, hormigón premezclado y agregados naturales. Opera principalmente en Italia, Estados Unidos, Alemania, Luxemburgo, Países Bajos, Polonia, Chequia y Eslovaquia, Brasil, Rusia y México. Se llamó Buzzi Unicem S.p.A. hasta mayo de 2023, cuando adoptó su nombre actual.
Loma Negra Compañía Industrial Argentina Sociedad Anónima	NYSE:LOMA		Loma Negra C.I.A.S.A., fundada en 1926 y con sede en Buenos Aires, fabrica y vende cemento y derivados en Argentina. Opera en cemento y cal, hormigón, áridos y servicios ferroviarios. Atiende distribuidores y clientes industriales, presta transporte ferroviario y recicla residuos como combustible y materia prima. Comercializa Loma Negra, San Martín, Plasticor, Cacique Plus y Max, Loma Negra Plus y Lomax. Es subsidiaria de Intercement Trading e Inversiones Argentina S.L.
Titan S.A.	ATSE:TITC		Titan S.A., fundada en 1902 y con sede en Bruselas, produce y distribuye materiales de construcción en Grecia, los Balcanes, Egipto, Turquía, Estados Unidos y Brasil. Ofrece cemento, hormigón premezclado, áridos, morteros, bloques y cenizas volantes. Presta servicios de transporte y distribución, gestiona residuos no peligrosos y peligrosos, y desarrolla actividades conexas como importación de cemento, procesamiento de cenizas, inmobiliario, alquiler de maquinaria, canteras, combustibles alternativos, seguros y servicios financieros. Desde mayo de 2025 utiliza el nombre Titan S.A.
Vicat S.A.	ENXTPA:VCT		Vicat S.A., fundada en 1853 y con sede en L'Isle-d'Abeau, produce y vende cemento, hormigón premezclado y áridos para la construcción. Ofrece cementos artificiales y naturales, aglomerantes viales, áridos de río o de cantera, hormigones especializados y morteros y productos de acabado para pisos, muros, aislamiento y albañilería.

Fuente: CIQ. Elaboración: PwC.

Dos u aign Ene lopo ID ED8CMN D - 6 fi B2 - 4124 - BAEE - R9•16BEC618 59 Compañías comparables (1/2) KOSDAQ: SAMPYO Cemen \ Co., ;y .t. - „ A038500 Ltd. Buzzi S.p.A. Loma Negra Compañía Industrial Argentina Sociedad Anónima ” *“” Titan S.A. Vicai S.A Sine lly pfivate ancl pfidential PwC Valorización de lnvo‹sioncs ASPI S.A BIT:BZU NYSE :LOMA ι ATSE:TITC ENXTPA:VCT SAMPYO Cement Co., Ltd. es una empresa surcoreana fundada en 1957 y con sede en Samchok. Fabrica y distribuye cemento Portland, cemento de escoria de atlo horno. ce m entos especiales y clinker. Exporta a Estados Unidos, Japón. África y ofro3 paises. Operó como TONGYANG Cement & Energy Corporation hasla aDril de 2017’, cuando adDptó su nomDre aclual. Buzzi S.p.A. es un grupo italiano fundado en 1872 y con sede en Casale Monferr‹nlo. Junto con sus subsidiarias. fabrica, distribuye y vende cemento, hormigón premezclado y agregados naturales. Opera principalmen te en Italia, E slados Unidos. Alemania, Luxemburgo. Paises Bajos, Polonia. Chequia y Eslovaquia, Brasil, Rusia y México. Se llamó Buzzi Unicem S.p.A hasta mayo de 202a. cunndo adoptÓ se nomDre actual. LDma Negra C. I.A.S.A., fundada en 1926 y con sede en Buenos Aires. fabrica y vende cemento y derivados en Argentina. Opera en ceme n to y cal, hormigón. aridos y servic i os ferroviariDs. Atiende distribuidores y clientes industriales, presta transporte ferrDviario y recicla residuos como combustible y materia prima, Comercializa Loma Negra, San Martin, Plaslico‹, Cacique Plus y Max. Loma Negra Plus y Lomax Es subsidiaria de Intercemenf Trading e I F i versiones Ar 9 F l tina S.L. Tiran S.A., fundada en 1902 y con sede en Bruselas, produce y distribuye matefiales de construcción en G r ec‹a . iDS Balco n es, Egipto. T u rquía. Estados Unidos y B rasil. Ofrece cemento. hormigón premezclado, áridos, morteros, blooues y cenizas volantes. Presta servicios de transporte y distribución, gestiona residuos no peligrosos y peligrosos. y desarrolla actividades conexas como importación de cemento, procesamiento de cenizas, inmobiliario, alquiler de maquinaria, canteras. combustibles altgfF \ alivos. seguros y servicios financiero s. Desde mayo de 2025 utiliza el nombre Tiran S.A. Vical S.A„ fundada en 1853 y con gede en L'lsle - d'Abeau. produce y vende ce m ento, hormigón premezclado y áridos para la construcción. Ofrec0 cementos artificiales y naturales. aglorner an tes viales. arido s de rio o de cantera , hormi 9 ones especialiZ6dos y morteros y productos de acabado para pisos, muros. aislamiento y albañileria. marzo ZDZG 74

A-7-74

Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Compañías comparables (2/2)

	Compañía	Ticker	País	Descripción
ARGOS	Cementos Argos S.A.	BVC: CEMARGOS		Cementos Argos S.A., fundada en 1934 y con sede en Barranquilla, produce y comercializa cemento, hormigón, áridos, concreto premezclado y cal hidratada en Colombia, el Caribe, Centroamérica y Estados Unidos. También participa en reaseguros y transporte, y exporta sus productos. Es subsidiaria de Grupo Argos S.A.
GCC	GCC, S.A.B. de C.V.	BMV:GCC *		GCC, S.A.B. de C.V., fundada en 1941 y con sede en Chihuahua, produce, comercializa y distribuye cemento, áridos, hormigón premezclado, materiales de construcción, asfalto y energía en México y Estados Unidos. Ofrece productos especializados como Komponent, Metaforce, Microsilex, Rapid Set y Versabind. Distribuye a través de centros propios y mayoristas independientes. Fue Grupo Cementos de Chihuahua hasta marzo de 2021 y es subsidiaria de CAMCEM, S.A. de C.V.
CORPORACION MOCTEZUMA	Corporación Moctezuma, S.A.B. de C.V.	BMV: CMOCTEZ *		Corporación Moctezuma, S.A.B. de C.V., fundada en 1943 y con sede en Ciudad de México, produce, distribuye y vende cemento Portland, mortero, cemento blanco, concreto premezclado y agregados en México. Ofrece líneas de concreto arquitectónico, de alto desempeño, sustentable, inteligente, marino y otras, además de cementos para albañilería. Comercializa sus productos bajo las marcas Moctezuma y Concretos Moctezuma. Es subsidiaria de Fresit B.V.
CEMEX	CEMEX, S.A.B. de C.V.	BMV: CEMEX CPO		CEMEX, fundada en 1906 y con sede en San Pedro Garza García, opera a nivel mundial. Produce y vende cemento (gris, blanco y para pozos), concreto premezclado en varias especialidades y áridos, e incluye la línea sostenible Vertua. También ofrece logística, pavimentación y diseño, gestiona residuos y fabrica prefabricados y módulos 2D y 3D.
HOLCIM	Holcim AG	SWX:HOLN		Holcim AG, fundada en 1833 y con sede en Zug (Suiza), provee materiales y soluciones de construcción en Europa, Latinoamérica y Asia, Medio Oriente y África. Ofrece cemento y clínker, concreto premezclado, áridos, prefabricados, asfaltos, morteros y sistemas de techado e aislamiento, además de servicios digitales (HOLCIM+) y líneas como ECOPact y ECOPlanet.

Fuente: CIQ. Elaboración: PwC.

Dos u tign Ene lopo ID. ED8CM< D - 6fi B2 - 4 1 24 - BAEE - 8906BEC61059 Compañías comparables (2/2) Cementos Argos S.A. ARCOS BVC. CEMARGOS •Ét¥' GCC GCC, S.A.B. de C.V. BMV:GC G '“ Corporación Mocleauma, S.A.B. de C.V. M»oc C g y X CEMEX, S.A.B. de C v " H O L C ' Holcim AG StnC[ly p fivate and pfidential PwC Valor izaciün de lnvo‹sioncs ASPI S.A BMV. GMOC T EZ “ BI'v'IV: CEMEX CPO SWX: HOLN 1 ƒ l Cementos Argos S.A.. fundada en 1934 y con sede en Barranquilla, produce y comercializa cemento. hormigón. áridos, concreto preniezclado y cal hidratada en Colombia, el Caribe. Genlroamérica y Estados Unidos. También participa en reaseguros y transporte, y exporta sus productos Es subsidiaria de Grupo Argos S.A. GCC, S.A.B. de C.V.. fundada en 1941 y con sede en Chihuahua, produce. comercializa y distribuye cemento , áridos, hormigÓn premezclado, mate r iales de conslrt cción, asfalto y energia en México y Estados Unidos. Ofrece pradUCtDs especialiZadDS COFT1D Kamponent, Metaforce, Microsi[ex. Rapid Set y Versabind. Distribuye a lraves de ce n tros propios y mayoristas independientes. Fue GrupD Cementos de Chihuahua hasta marzo de 2021 y es subs diari a de CAMCEM, S A. de C V. Corporación Moctezuma. S.A.B. de C.V., fundada en 1943 y con sede en Ciudad de México. produce. distribuye y vende cemento P Drtl6fld. mortero, ceme n to bla0cD. concreta premezclado y agregados en México. Ofrece líneas de concreto arquitectónico, de aha desempeño, sustentable, inteligente, marin o y otras, además de cementos para albañileria. Comercializa sus productos oajo tas marcas Moctezuma y Goncrelos Moctezuma. Es SUb5Ídiaria de Fresil B.V. CEMEX, fundada en 1906 y can sede en San Pedro Garza Ga reía, opera a nivel mundial. Produce y vende cemento (gris. blanco y para pozos), concreto preniezclado en varias especialidades y áridos, e incluye la linea sostenible Vertua. También ofrece logislfca, pavimenlaoi ón y Oiseña, gestiona r esiduos y fabrica prefaD ri cados y módulos 2D y 3D. Holcim AG. fundada en 1B33 y con sede en Zug (Suiza). provee materiales y soluciones de construcción en Europa , Latinoamérica y Asia, Medio Oriente y África. Ofrece cemento y clinker, concreto premezclado, áridos, prefabricados, asfaltos, morteros y sistemas de teclado e aislamiento, además de servicios digitales (HOLCIM+ ) y lineas como ECOPacI y ECOPlanel. marzo ZD2G 75

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Múltiplos de compañías comparables

Determinación de múltiplos (EV/EBITDA 2025)

General 2025	General Fwd	Global 2025	Global Fwd	Latam 2025	Latam Fwd	Medio Oriente / Asia 2025	Medio Oriente / Asia Fwd
Mediana: 6.9x	Mediana: 6.0x	Mediana: 6.9x	Mediana: 6.2x	Mediana: 6.4x	Mediana: 6.0x	Mediana: 6.9x	Mediana: 8.0x
Promedio: 6.6x	Promedio: 6.6x	Promedio: 6.8x	Promedio: 6.7x	Promedio: 6.5x	Promedio: 5.8x	Promedio: 6.4x	Promedio: 7.1x

2025
NTM EV/ Fwd EBITDA
7.0x 6.8x
6.9x 10.4x
6.4x 5.7x
6.9x 5.2x
6.9x 5.3x
6.4x 6.6x
7.0x 6.0x
6.2x 5.5x
6.4x 6.0x
7.4x 8.0x
6.9x
5.1x 3.1x
6.3x 10.2x
13.8x 7.4x

	CEMEX	HOLCIM	BUZZI	VICAT	TITAN	M	ARGOS	GCC	Corporación Moctezuma	Saudi Cement	BESTWAY	Fauji Cement	SAMPYO	Pacasmayo
2023	5.8x	8.8x	4.7x	5.5x	4.9x	4.7x	5.7x	7.8X	7.0x	12.9x	5.1x	4.2x	5.1x	6.3x
2024	4.7x	9.1x	4.4x	4.6x	6.6x	5.4x	7.6x	5.5x	6.1x	11.3X	6.8x	4.8x	4.4x	5.7x
2025	7.0x	6.9x	6.4x	6.9x	6.9x	6.4x	7.0x	6.2x	6.4x	7.4x	6.9x	5.1x	6.3x	13.8x
NTM EV/ Fwd EBITDA	6.8x	10.4x	5.7x	5.2x	5.3x	6.6x	6.0x	5.5x	6.0x	8.0x	-	3.1x	10.2x	7.4x
Promedio	5.8x	8.3x	5.2x	5.7x	6.1x	5.2x	6.8x	6.5x	6.5x	10.5x	6.3x	4.7x	5.3x	8.6x
Mediana	5.8x	8.8x	4.7x	5.5x	6.6x	4.7x	7.0x	6.2x	6.4x	11.3x	6.8x	4.8x	5.1x	6.3x

Fuente: CIQ. Elaboración: PwC.

DoCu6ign Envelope ID. ED8G5d40' - 63B2 - 4124 - BAEE - 68d6BEC61859 Múltiplos de compañías comparables Determinación de m ú Itiplos (EV/EBITDA 2025) General2025 , | General Fwd Mediana:6.9x { , Mediana: 6.0x i Promedio. 6.6x ' | Promedio. 6.Gx ] | Global2025 , | GlobalFwd | ' Latam2025 , , ] LatamFwd Mediana:6.0x Promedio: 5.8x | !ModioOrienTo tAsia | ! Me‹i1aHa!6.9x | | Pron edlo: 6.4x | Madtann: 6.9x , | MecItana:6.Zx | , Mediana:6.4x j | Promedio. 6.8c , | Prornad a! 6.7x | , Promad‹o: 6.6x • hTM EV/ Fwd EBITDA 5.1x 5.1x 12.gx 7.0x 7,8X 5.7x 4.9x 5.5x 4.7x 5 8x : 5.7x 4.8x 7.4x 5.5x 7.6x 7.0x ñ 5.4x 4.7x 7.0x : • 10.2x : 8.0x 5.5x 6.Ox 6.6x S.3x 5.2x 5.7x 10.4x 6.8x ι Fwd. 10.5x 8 - 5x 6.5x Bx g 5W 5.7x 5.2x 5.8x ; Promedio 5.lx 4.8x 7.Ox 4.7x 5.5x 4.7x 8.8x 5.8x : 5.7 N]odi€i Ononto / Asia Fwcl ; i ModIana!8.dix , Promedio: ?.1x • Se excluye de los múltiplos comparables a UNACEM debido a su alto nivel de diversificación geográfica y de negocios, lo que distorsiona la comparabilidad con empresas localizadas como Cementos Pacasmayo en el sector de cementos. Asimismo, se excluye a lxima Negra por la presencia de efectos temporales que ínflan sus rfiltiplos, relacionados principalmente con factores coyunturales no recurrentes, liente: CIQ. ñ’laborarión: P tc C. S¢ñctly private end contdontial Pw'C vaIorízasión de Inversiones A2PI G.A. •20Z5

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Capitalización bursátil - Cementos Pacasmayo S.A.A.

Las valorizaciones públicas de las acciones de Cementos Pacasmayo (comunes y de inversión) no cumplen con el criterio de frecuencia (mayor a 60%) y de representatividad (mayor a 5%) establecido por la SMV.

CPACASC1
8.5
7.5
6.5
5.5
4.5
3.5
40,000 k
30,000 k
20,000 k
10,000 k
-
Jan 24 Mar 24 May 24 Jul 24 Sep 24 Nov 24 Jan 25 Mar 25 May 25 Jul 25 Sep 25 Nov 25 Jan 26
Monto negociado
Precio promedio compra/venta (PEN)

CPACASI1
7.0
6.0
5.0
4.0
3.0
250 k
200 k
150 k
100 k
50 k
-
Jan 24 Mar 24 May 24 Jul 24 Sep 24 Nov 24 Jan 25 Mar 25 May 25 Jul 25 Sep 25 Nov 25 Jan 26
Monto negociado
Precio promedio compra/venta (PEN)

Valor del patrimonio Cementos Pacasmayo (en millones de PEN)
2,043
2,148
3,031
6m
3m
CB(**)
FCD

Análisis de frecuencia

Del 30/09/2025 al 31/12/2025	CPACASC1	CPACASI1
Número de ruedas en el periodo	63	63
Número de ruedas en las que se negoció valor	63	27
Frecuencia de negociación	**100.00%**	**42.86%**

Análisis de representatividad

Del 30/09/2025 al 31/12/2025	CPACASC1	CPACASI1
Número de acciones en circulación	423,868,449	4,238,397
Número de acciones negociadas	15,393,235	36,679
Representatividad de negociación	**3.63%**	**0.87%**

Fuente: BVL. Elaboración: PwC.

[1] De manera referencial, de acuerdo con el Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión de la SMV, la metodología de valorización por cotización bursátil solo aplicará si, durante el trimestre inmediatamente anterior a la fecha de valorización, el total de acciones negociadas representa más del 5% del total de valores en circulación y registra una frecuencia de negociación mayor al 60%.

Docusign Envalop0 ID: E D8G 5d4D - 65B2 - 41 24 - BAEE - 6046BEC61859 Capitalización bursátil - Cementos Pacasmayo S.A.A. Evolución de cotización de Cementos Pacasmayo S.A.A. desde el 02/01/24 al 18/03/26 Las valorizaciones píifilicas ne las acciones dc Cementos Pacasmayo (comunes y de inversión) no cumplen con cl criterio de frecuencia (mayor a bob) y dc representatividad (mayor a s* )establecidopor la SMV. Por las características de las metodologías, la diferencia entre el FCD y CB se explica por aspectes como la prima de liquidez, la prima de control y volatilidad. Cabe .señalar que las acciones comunes de Cementos Pacasmayo solo cumplen con la frecue n cia exigida, mientras que las acciones de inversión no cumplen con ninguno de los criterios exigidos. • - * CF'ACASC 1 7 s 6.5 ss ‹.s es Jan Mar May Jul Sep Nov han Mar May Jul Sep Nov Jan 24 24 24 24 á4 24 ZS 25 25 25 25 25 26 Monto negociado Precio promedio compra/venta (PEN) 40,00D k 30,O00k 20,000 K 10,000 k i.o crAcASii q q s o Aná lisis de frecuenc ía Del 30/09/2025 al 31í12/2025 NÚmero de ruedas en el periodo Número da ruedas en las qua se negoció valor Frecuencia de negociación 3.o Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov Jan 24 24 24 24 24 24 25 25 25 25 25 25 26 CPACASC 1 63 63 100.00 ι Á 250 k 100 k 8O k Monlo negociado Preóo promedio compra/venta (PEN) Análisis de representatividad CPACASI1 EI¢I 30/09/202S al 3 1/12/2025 63 27 42.ss% Número de acciones en circulación Número de acciones negociadas Representatlvldad de Vo for dvl wiitioiti'o Ceitieiiros neasitiaijo ten ini/fo›ics de Fh.’N I CB(” C PACAS C 1 423,B68,449 15,393,235 FCD CPACA 511 4,238,3B7 3B,B78 0.87 ι A Strictly private and conf \ dentiaI PwC valoñza5ión de Inversiones A2PI G.A. mano 2D26 77

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Docusign Envelope ID: ED8C544D-65B2-4124-BAEE-8946BEC61859

Consideraciones de nuestro trabajo

- Este informe y la estimación de valor contenida en el mismo han sido preparados exclusivamente para el uso del Cliente, para los fines únicos y específicos indicados en este documento, y no podrán ser utilizados para ningún otro propósito, ni por terceros, sin el consentimiento previo y por escrito de PwC. Asimismo, el informe no constituye ni debe interpretarse como asesoramiento de inversión, recomendación de compra o venta de valores, opinión de equidad (fairness opinion), ni opinión de solvencia. Dado que se trata de una valorización con fines tributarios, su uso se limita estrictamente a dicho propósito.
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- Los servicios prestados no constituyen asesoramiento legal, tributario ni de inversión, servicios de intermediación bursátil, una opinión de solvencia, auditoría, revisión, certificación ni ningún otro servicio regulado bajo normas IFRS, normas de auditoría u otros estándares profesionales o regulatorios.
- PwC no asume responsabilidad alguna frente a terceros que puedan tener acceso a este informe o que decidan basar decisiones en su contenido.

DoCu6ign Envelope ID: ED8G5d4Cr - 65B2 - 4124 - BAEE - 6B46BEC61859 Consideraciones de nuestro trabajo El presente Informe de ValorizaEión se encuentra sujeto a los siguientes supuestos, limitaciones y consideraciones: • • Este informe y la estimación da valor con t enida en el mismo han sido preparados exclusivamente para el uso del Cliente, para los fines únicos y especificos indicados en este documento, y no podrán ser utilizados para ningún otro propósito, ni por terceros, sin el consRntimien to previo y por escrito de PwC. AsiITIiSITIO, el informe no constituye ni debe interpretarse coma asesoram ie nto de inversión, recomendación de Eompra o venta de valores, opinión de equidad (fairness opinion), ni opinión de solvencia. Dado que se trata de una valorización con finRs tflbutarios, su uso se limita estrictamentR a dicho propósito. • PwC no ha realizado análisis legales, regulatorios, técnicos, operativos ni comerciales respecto de la Compaflía o de la transacción analizada, En consecuencia, PwC hs considerado como válida la información de carácter público, asi como la información proporcionada por la Gerencia de la Compania, sin efectuar procedimientos independientes de verificación. • PwC no ha sctuado como asesor tributario del Cliente en relación con la transacción. El alcance del presente encargo se ha limitado exclusivamente a la determinación del valor de mercado con fines de posible sustento ante las autoridades tributarias competentes. Los Estados FinanEieros y demás información financiera proporciona d os por el Cliente y/o la Compañia han sido utilizados sin verificación independiente, bajo el supuesto de que reflejan de manera razonable y completa la situación financiera, los resultados operativos y las condiEiones comerciales de la empresa para los periodos respectivos, salvo que se indique expresamente lo contrario en este informe. PwC no ha auditado, revisado ni Eompilado dicha información y, en Eonsecuenci a, no expresa opinión alguna de auditoria, contabilidad, tributaria ni dR ningún otro tipo de aseguramiRnto sobre la misma. • La información pública de mercado e industria ha sido obtenida de fuentes que PwC considera confiables; sin embargo, PwC no garantiza su exactitud ni intagridad, ni ha realizado procedimientos para corroborarla de forma independiente. • La estimación de valor se basa en la información disponible y en las condiciones existentes a la fecha de valorización. PwC no asume responsabilidad alguna por actua(izar este informe ni por modificar sus conclusiones como consecuencia de hechos, circunstancias o información qula DCLlrran o se conozcan con posterioridad a dicha fecha. • Los servicios prestados no constituyen asesoramie n to legal, tributario ni de inversión, servicios de intermediación bursátil, una opinión de sol v encia, a uditorla, revisión, certificación ni ningún otro servicio regulado bajo normas IFRS, normas de auditoría u otros estándares profesionales o regulatorios. • PwC no asume responsabilidad alguna frente a terceros que puedan tener scceso a este informe o que decidan basar decisiones en su contenido. PwC Valorizasión de Inversiones AbPI G.A. yg

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© 2026 PricewaterhouseCoopers S. Civil de R.L. Todos los derechos reservados en este documento, "PwC" hace referencia a PricewaterhouseCoopers S. Civil de R.L., que es una firma miembro de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad jurídica separada e independiente. Para mayor detalle, ingrese a www.pwc.com/structure.

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DoCu6ign Env0lope ID. ED8G5d4Cr - 65B2 - 4124 - BAEE - 6046BEC61859 Qc 2026 PricewaterhouseCoopers S. Civil de R.L. Todos los dRrechos reservados en este documento, “PwC“ hace referencia a PriccwaterhouseCoopRis S. Civil de R.R, que es una firma mieiribro de PricewaterhouseCoopersInternational Limited, cada una de las cuales es una entidad jurídica separada e independiente. Para mayor detalle, ingrese a www.pwc.com/structure .

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